United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

MANUAL FOR PARTICIPATION

IN THE VALE S.A.

SHAREHOLDERS’ ANNUAL AND SPECIAL GENERAL MEETINGS

Index

I.	Notice of Meeting		3

II.	Procedures for participation in the Meetings		6

2.1.	Shareholder Participation in General Meetings		6

2.2.	Proxy representation		7

III.	The Vote		8

3.1.	Voting rights		8

IV.	Agenda items of Shareholders´General and Special Meetings		8

4.1.	Annual General Meeting		9

	4.1.1.	Evaluation of management’s annual report and, analysis, discussion, and vote on the financial statements for the fiscal year ending on December 31, 2014;	9

	4.1.2.	Proposal for the destination of profits for the 2014 fiscal year;	9

	4.1.3.	Election of the members of the Board of Directors;	9

	4.1.4.	Election of the members of the Fiscal Council; and	30

	4.1.5.	Establishment of the remuneration of the senior management and members of the Fiscal Council for the year 2015.	35

4.2.	Shareholders’ Special Meeting		35

	4.2.1.	Proposal to amend Vale’s By-laws.	35

V.	Additional Information		35

VI.	Proxy Vote Template		36

I — Notice of Meeting

The Shareholders of Vale S.A. (“Vale”) are hereby called to the Shareholders’ Annual and Special Meetings which will convene, cumulatively, on April 17, 2015, at 11:00 AM, at Avenida das Américas # 700, 2º andar, Sala 218 (auditorium), Città America, Barra da Tijuca, in this City, Rio de Janeiro, in order to deliberate on the following Agenda:

1. Shareholders’ Annual Meeting

1.1 Evaluation of management’s annual report and, analysis, discussion, and vote on the financial statements for the fiscal year ending on December 31, 2014;

1.2 Proposal for the destination of profits for the 2014 fiscal year;

1.3 Election of the members of the Board of Directors;

1.4 Election of the members of the Fiscal Council; and

1.5 Establishment of the remuneration of the senior management and members of the Fiscal Council for the year 2015.

2. Shareholders’ Special Meeting

2.1 Proposal to amend Vale’s Bylaws to:

(i)	adjust the wording of Art. 20 to clarify that the Board of Directors (“BD”) shall determine the duties of the committees, including, but not limited to, those provided for in Art. 21 and thereafter;
(ii)

change item II of Art. 21 so that it is the responsibility of the Executive Development Committee (“EDC”) to analyze and formulate an opinion on the proposed distribution of the total annual amount for Executive Directors’ remuneration and the adequacy of the model of remuneration of members of the Board of Executive Officers (“BoEO”);

(iii)

delete the current item IV of Art. 21, which deals with the issuance of an opinion on the health and safety policies, and includes a requirement for the EDC to assist in setting targets for evaluation of the performance of the BoEO;

(iv)	include item V of Art. 21 to ensure that the EDC monitor the development of the succession plan for the BoEO;

(v)	change item I of Art. 22 to replace “issue an opinion about” by “recommend”, excluding the excerpt about “proposed annually by the BoEO”;
(vi)	exclude the current item II of Art. 22 which deals with the issuance of an opinion on Vale’s annual and pluriannual investment budgets;
(vii)	amend and renumber the current item III of Art. 22 to replace “issue an opinion about” by “recommend”, excluding the excerpt about “proposed annually by the BoEO”;
(viii)	amend and renumber the current item IV of Art. 22 replacing “issue an opinion” by “recommend”, excluding the purchases of shareholdings;
(ix)	change item I of Art. 23 replacing the term “issue an opinion about” by “evaluate”, as well as deleting the reference to “corporate and financial”;
(x)	change item II of Art. 23 replacing the term “issue an opinion about” by “evaluate”;
(xi)	include item III in Art. 23 to make it part of the duties and responsibilities of the Finance Committee (“FC”) to assess Vale’s annual budget and annual investment plan;
(xii)	include item IV in Art. 23 to state that it is incumbent upon the FC to assess the annual funding plan and Vale’s risk exposure limits;
(xiii)	include item V in Art. 23 to state that it is incumbent upon the FC to evaluate Vale’s risk management process;
(xiv)	include item VI in Art. 23 to state that it is incumbent upon the FC to monitoring the financial implementation of capital projects and the current budget;
(xv)	exclude item I of Art. 24, which deals with the competence to propose to the Board the nomination of the person responsible for internal audit, and renumber the remaining items;
(xvi)	include item in Art. 24 to provide for Accounting Committee (“AC”) to evaluate the procedures and the performance of internal audit with regard to best practices;
(xvii)

include item in Art. 24 to state that it is the duty of the AC to support the Board in the process of choosing and evaluating the annual performance of the person responsible for internal audit in Vale;

(xviii)	change item II of Art. 25 to replace “code of ethics” with “Code of Ethics and Conduct;
(xix)

change item III of Art. 25 to make it the responsibility of the Governance and Sustainability Committee (“GSC”) to evaluate transactions with related parties which are submitted for the deliberation of the Board, as well as issue opinions on potential conflicts of interest involving related parties;

(xx)	change item IV of Art. 25 to make it the responsibility of the GSC to evaluate proposed amendment of policies that are not within the purview of other committees, in the Bylaws or in the Internal Regulations of Vale’s Advisory Committees;
(xxi)	include item V in Art. 25 to to make it the responsibility of the GSC to evaluate and propose improvements in Vale’s Sustainability Report;
(xxii)

include item VI in Art. 25 to to make it the responsibility of the GSC to evaluate the performance of Vale in relation to aspects of sustainability and propose improvements on the basis of a long-term strategic vision;

(xxiii)	include item VII in Art. 25 to to make it the responsibility of the GSC to support the Board in the process of choosing and evaluating annually the performance of Vale’s Ombudsman; and
(xxiv)

include item VIII in Art. 25 to make it the responsibility of the GSC to support the Board in the evaluation process of the Ombudsman’s department in matters involving the Ombudsman channel and violations of the Code of Ethics and Conduct.

II — Procedures for participation in the Meetings

2.1 Shareholder participation in general meetings

Vale shareholders may attend General Meetings personally or be represented by a duly constituted attorney.

Shareholders are requested to kindly arrive in advance of Meetings so that the documents necessary for their participation can de duly checked.

The following documents will be required for shareholders to participate in General Meetings:

Individual person

•             valid identity document with photo (original or certified copy) of the shareholder or, if applicable, of their attorney and respective proxy document. The following documents may be submitted: (i) General Record ID (RG); (ii) Foreigner’s identity card (RNE); (iii) passport; (iv) Class Association card used as civil identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Professional Card (CNH).

•             proof of ownership of shares issued by Vale issued by the depositary financial institution or custodial agent up to 4 (four) working days before the date of the Meetings.

Corporate entity

•             valid identity document with photo of the legal representative (original or certified copy). The following documents may be submitted: (i) General Record ID (RG); (ii) Foreigner’s identity card (RNE); (iii) passport; (iv) Class Association card used as civil identity for legal purposes (ex. OAB, CRM, CRC, CREA); or (v) National Professional Card(CNH).

•             evidentiary documents of representation, including power of Attorney and copy of the constitutive acts and of the minutes of the election of Directors, and, in the case of investment fund, copy of fund rules in force, of the bylaws or social contract of its director, and of the election of Directors. If such documents are in a foreign language they must be translated to Portuguese by a sworn translator, notarized and consularized.

•             proof of ownership of shares issued by Vale issued by depositary financial institution or custodial agent up to 4 (four) working days before the date of the Meetings.

2.2. Proxy Representation

Shareholder participation in Meetings can be in person or through a duly constituted Attorney, observing the terms of §1 of Art. 126 of law # 6,404/76. It is also necessary that the attorney should have been nominated less than 1 (one) year previously, and qualify as a shareholder, a Vale executive, a lawyer registered with the Brazilian Bar Association, or be a financial institution.

In the case of proxy in a foreign language, it should be accompanied by the corporate documents, in the case of a corporate entity, and the proxy instrument adequately prepared in Portuguese, notarized and consularized.

In item V of this manual there is a proxy template for reference purposes for shareholders. Shareholders will also be able to use proxies other than that suggested in this guide, as long as they are in accordance with the provisions of law # 6,404/76 and the Brazilian Civil Code.

For the purpose of expediting the process of conducting the Meetings, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representative documents seventy-two hours (72) prior to the Meetings, to the following address:

Attn.: Investor Relations Officer

Av. Graça Aranha, 26, 12º andar

Centro — Rio de Janeiro — RJ

Regarding the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meetings with the required documents will be entitled to participate and vote, even if he or she have not submitted them in advance.

III — The Vote

3.1 Voting Rights

Pursuant to Article 5 of Vale’s By-Laws, each common share, each class “A” preferred share, and each special class preferred share allows for one vote in the deliberations of the General Meeting, and it is certain that class “A” and special preferred shares have the same political rights as the common shares, except for voting to elect members of the Board of Directors, excluding the provisions of §2º and §3º of Article 11 of the By-Laws, as well as the right to elect and dismiss a member of the Fiscal Council and his respective substitute.

We emphasize that under the terms of CVM Instruction # 165/91, as amended by the CVM Instruction # 282/98, the minimum percentage of participation in the Vale’s voting capital required to request multiple voting is 5% (five percent).

IV — Agenda Items of the Shareholders’ General and Special Meetings

All documents regarding the agenda of Vale Shareholders’ General and Special Meetings are available to the shareholders at the main offices of Vale, on the Company’s web site (http://www.vale.com), and on the web sites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the BM&FBovespa S.A. — São Paulo Stock Exchange (www.bmfbovespa.com.br), the Securities and Exchange Commission (www.sec.gov), and The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

4.1 Annual General Meeting

4.1.1 Evaluation of the management’s annual report and analysis, discussion, and vote on the financial statements for the fiscal year ending on December 31, 2014

In order to deliberate on this issue, the following documents will be available to the shareholders: (a) the Annual Management Report, the Financial Statements and the Opinion of the Independent Auditors — KPMG Auditores Independentes, which will be published as required by current legislation; (b) the Opinions of the Board of Directors and the Fiscal Council, dated 02/25/2015.

4.1.2 Proposal for the destination of profits for the 2014 fiscal year

In order to deliberate on this issue, the following documents will be available to the shareholders: (a) the Proposal of the Senior Management for the destination of profits for the fiscal year ended on 12/31/2014; (b) the Attachment to the proposal, pursuant to CVM Instruction # 481/09 (Attachment 9-1-II); (c) the Opinions of the Board of Directors and the Fiscal Council regarding the destination of profits, dated 02/25/2015

4.1.3 Election of the members of the Board of Directors of Vale

Pursuant to Article 11 of Vale’s By-Laws, the Board of Directors is composed of eleven members and their respective substitutes, who are shareholders of the company. The mandate term for members of the Board of Directors is two years, and re-election is allowed. The election of the members of the Board of Directors shall comply with the provisions established under current legislation and those under Vale’s By-Laws.

4.1.3.1 — Candidates indicated by the controlling shareholder, Valepar S.A.

Pursuant to the provisions set forth in Article 10 of CVM Instruction N. 481/2009, below please find information with respect to the candidates indicated to be elected/reelected by controlling shareholder Valepar S.A. to hold positions as effective and alternate members of the Board of Directors, pursuant to items 12.5 through 12.10 of the Reference Form, as set forth in Annex A of CVM Instruction # 552/2014, by virtue of the instruction provided for in the Circular-Letter/CVM/SEP/# 02/2015.

Name	Dan Antonio Marinho Conrado	Fernando Jorge Buso Gomes	Marcel Juviniano Barros	Tarcísio José Massote Godoy	Gueitiro Matsuo Genso	Sergio Alexandre Figueiredo Clemente	Hiroyuki Kato	Oscar Augusto de Camargo Filho	Luciano Galvão Coutinho
Birth Date	July 26, 1964	June 6, 1956	September 5, 1962	April 5, 1964	December 12, 1971	June 7, 1959	April 28, 1956	March 9, 1938	September 29, 1946
Occupation	Bank Clerk	Bank Clerk	Bank Clerk	Public Servant	Bank Clerk	Bank Clerk	Bachelor in Commercial Sciences	Lawyer	Economist
CPF/MF or Passport	754.649.427-34	370.624.177-34	029.310.198-10	316.688.601-04	624.201.519-68	373.766.326-20	TH6135863	030.754.948-87	636.831.808-20
Position to be placed	Effective	Effective	Effective	Effective	Effective	Effective	Effective	Effective	Effective
Election date	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015
Date of investiture	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015
Term of office	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	Member of Strategic Committee	Not applicable	Member of Executive Development Committee	Not applicable	Not applicable	Not applicable	Not applicable	Member of Strategic Committee and of the Executive Development Committee	Member of Strategic Committee

Indicated/Elected by controlling shareholder	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Independent member?	No	No	No	No	No	No	No	No	No
Number of consecutive terms of office	2	Not applicable	2	Not applicable	1	1	1	6	3
Percentage of interest at meetings	94.1%	Not applicable	94.1%	Not applicable	Not applicable	66.7%	7.7%	58.8%	0.0%

Name	Marco Geovanne Tobias da Silva	Luiz Mauricio Leuzinger	Francisco Ferreira Alexandre	Gilberto Antonio Vieira	Robson Rocha	Moacir Nachbar Junior	Yoshitomo Nishimitsu	Eduardo de Oliveira Rodrigues Filho	Victor Guilherme Tito
Birth Date	March 11, 1966	February 5, 1942	October 29, 1962	November 12, 1955	March 12, 1959	April 5, 1965	August 5, 1975	August 20, 1954	September 6, 1979
Occupation	Bank Clerk	Engineer	Civil Engineer	Bank Clerk	Manager	Bank Clerk	Geologist	Engineer	Economist
CPF/MF or Passport	263.225.791-34	009.623.687-68	301.479.484-87	221.153.079-68	298.270.436-68	062.947.708-66	060.569.787-61	442.810.487-15	044.878.356-82
Position to be placed	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate	Alternate
Election date	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015	April 17, 2015
Date of investiture	May 16, 2015	May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015
Term of office	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	Not applicable	Member of Financial Committee, of the Executive Development Committee and of the	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Member of Financial Committee	Not applicable

		Governance and Sustainability Committee
Indicated/Elected by controlling shareholder	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Independent member?	No	No	No	No	No	No	No	No	No
Number of consecutive terms of office	2	2	1	Not applicable	2	Not applicable	Not applicable	2	Not applicable
Percentage of interest at meetings	0.0%	100.0%	0.0%	Not applicable	76.5%	Not applicable	Not applicable	41.2%	Not applicable

Main professional experience:

Effective members:

Dan Antonio Marinho Conrado

Mr. Conrado is the Chairman of the Board of Directors and Member of the Strategic Committee of Vale since October 2012. His main professional experiences over the last five years include: (i) President of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (from 2012 to 2014), complementary pension fund entity; (ii) Chairman of the Board of Directors (since 2012) and Chief Executive Officer of Valepar S.A. (since 2012), controlling shareholder of Vale, a closely-held company developing holding company activities; (iii) Member of the Board of Directors of Aliança do Brasil S.A. (from 2010 to 2011), closely-held insurer; (iv) Alternate Member of the Board of Directors of Brasilprev S.A. (from January 2010 to March 2010), a publicly-held private pension fund entity; (v) Member of the Board of Directors of Fras-Le S.A. (from 2010 to 2013), publicly-held company that manufactures friction materials; (vi) Alternate Member of the Board of Directors of Mapfre BBSH2 Participações S.A. (since 2011), publicly-held insurer; (vii) São Paulo-SP Distribution Officer (from 2010 to 2011) of Banco do Brasil S.A., publicly-held financial institution, in which he still holds the position of (viii) Retail, Distribution and Operations Vice-President (from 2011 to 2012). Mr. Conrado holds a Law degree from Dom Bosco University/MS, concluded on December 2001, and holds an MBA from Fundação COPPEAD/Federal University of Rio de Janeiro, concluded on October 1998, and an MBA in Business Administration from INEPAD - Instituto de Ensino e Pesquisa em Administração/Federal University of Mato Grosso - UFMT, concluded on October 2009.

Fernando Jorge Buso Gomes

The main professional experiences of Mr. Gomes over the last 5 years include: (i) Officer of Banco Bradesco BBI S.A. (since 2006), investment bank; (ii) Member of the Board of Directors of Sete Brasil S.A. (since 2011), company from offshore segment; (iii) Chairman of the Board of Directors of Smartia Corretora de Seguros S.A. (since 2012), insurance broker; (iv) Chairman of the Board of Directors of SMR Grupo de Investimentos e Participações S.A. (since 2014), holding company; (v) Member of the Board of Directors of BCPAR S.A. (since 2013), holding company; (vi) Member of the Board of Directors of 2b Capital S.A. (since 2014), investment management company; (vii) Member of the Board of Directors of BR Towers S.A. (from 2013 to 2014); (viii) Member of the Board of Directors of CPFL Energias Renováveis S.A. (from 2011 to 2014), energy production publicly-held company; (ix) and Member of the Board of

Directors of LOG Commercial Properties S.A. (since 2013), publicly-held company operating in construction segment. Mr. Gomes holds a bachelor’s degree in Economic Sciences from Integrated College Bennett, concluded on December 1978.

Marcel Juviniano Barros

Mr. Barros is member of the Board of Directors of Vale since 2012. The main professional experiences of Mr. Barros over the last 5 years include: (i) Officer of Seguridade da PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since 2012), supplementary pension fund entity; (ii) Member of the Board of Directors of Valepar since 2012, controlling shareholder of Vale, a closely-held company developing holding company activities; (iii) from 1987 to 2012, Mr. Barros placed several position in Banco do Brasil S.A., financial institution, where he has also exercised the function as Union Auditor; (iv) General Secretary of the Brazilian Confederation of Financial Segment Workers, where he coordinated international networks (from 2008 to 2011); (v) member of the  Board of Directors of Principles for Responsible Investiment da ONU since 2012. Mr. Barros holds a bachelor’s degree in History from FESB - Fundação Municipal de Ensino Superior de Bragança Paulista in1995.

Tarcísio José Massote Godoy

The main professional experiences of Mr. Godoy over the last 5 years include: (i) General Officer of Bradesco Auto/RE, Bradesco Seguros S.A. (from 2013 to 2014), insurance segment company; (ii) Vice-President of Federação Nacional de Seguros Gerais (from 2013 to 2014), insurance segment entity; (iii) Executive Officer of Bradesco Seguros S.A. (from 2010 to 2013), insurance segment company; (iv) Chief Executive Officer of BrasilPrev (from 2008 to 2010), company operating in private pension fund segment; (v) Vice-President of Federação Nacional de Previdência Privada e Vida (from February to September 2010), private pension fund segment entity; (vi) Member of the Board of Directors of IRB Brasil Resseguros (from March to December 2014), entity operating in re-insurance market; (vii) Member of the Fiscal Council of CEABS — Instituto Brasileiro de Governança Corporativa (from March to December 2014); (viii) Alternate Member of the Fiscal Council of Vale S.A. (from 2003 to 2007). Mr. Godoy holds a bachelor’s degree in Civil Engineering from University of Brasília on December 1985, a post-graduate degree in Geotechnical Engineering, concluded on October 1987, and a post-graduate degree in Civil Engineering, concluded on December 1991, as well as a master’s degree in Public Economy, concluded on November 2009, also from University of Brasília.

Gueitiro Matsuo Genso

The main professional experiences of Mr. Genso over the last 5 years include: (i) Chief Executive Officer of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (since 2015), supplementary pension fund entity (ii) Officer of Natural Person Clients of Banco do Brasil S.A. (2014 a 2015), financial institution, where he also held the positions of (iii) Real Estate Credit Officer (from 2011 to 2014); and (iv) Loans Officer (2010 to 2011); (v) Product Officer of Banco Nossa Caixa (from 2009 to 2010), financial institution; (vi) Effective Member of the Fiscal Council of BB Mapfre SH1 Participações S.A. (since 2011), insurance segment company; (vii) Effective Member of the Fiscal Council of Mapfre BB SH2 Participações S.A. (since 2011); (xviii) Effective Member of the Board of Directors of Câmara Interbancária de Pagamentos (from 2014 to 2015), non-for-profit entity that offsets and liquidates payment instruments; (xix) Natural Person Segment Officer of Federação Brasileira de Bancos (from 2010 to 2015), entity that represents the bank segment. Mr. Genso holds a bachelor’s degree in Business Administration from Faculdade Sociedade Paranaense de Ensino e Informática (SPEI) on August 2002. He holds an MBA in High Management General Basic Graduation from Fundação Getúlio Vargas (FGV-PR), concluded on August 1998, and in Agribusiness from Escola Superior de Agricultura Luiz de Queiroz (ESALQ/USP), concluded on July 2002.

Sergio Alexandre Figueiredo Clemente

Mr. Clemente is an Effective Member of the Board of Directors of Vale (since 2014). His main professional experiences over the last 5 years include: (i) Effective Member of the Board of Directors of Valepar S.A. (since 2014), holding company and controlling shareholder of Vale; (ii) Vice-Chief Executive Officer, member of the integrated Management Committee of Risks and Capital Allocation of Banco Bradesco (since 2012) and member of the Sustainability Committee (since 2014), publicly-held financial institution, where he held the positions of (iii) Managing Executive Officer (from 2006 to 2012); (iv) Member of the Board of Directors of Cidade de Deus — Companhia Comercial de Participações (since 2012), holding company; (v) Officer of Nova Cidade de Deus Participações S.A. (since 2012), holding company; (vi) Vice-President of Bradesco Leasing S.A. — Arrendamento Mercantil (since 2012), a publicly-held company operating in leasing segment; and (vii) Officer of Bradespar S.A. (since 2014), a publicly-held holding. In addition, Mr. Clemente places the following positions at other companies and third segment organizations: (i) Chairman of the Board of Directors of 2bCapital S.A. (since 2010); (ii) Officer of Aicaré Holding Ltda. (since 2012); (iii) Officer of Alvorada Administrador de Cartões Ltda. (since 2012); (iv) Officer of Alvorada Companhia Securitizadora de Créditos Financeiros (since 2012); (v) Officer of Alvorada Serviços e Negócios Ltda. (since 2012); (vi) Officer of Amapari Holdings S.A. (since 2012); (vii) Officer of Andorra Holdings S.A. (since 2012); (viii) Officer of Antares

Holdings S.A. (since 2014); (ix) Officer of Aporé Holdings S.A. (since 2012); (x) Officer of Aquarius Holdings S.A. (since 2012); (xi) Officer of Aranaú Holdings S.A. (since 2012); (xii) Officer of Baíra Holdings S.A. (since 2012); (xiii) Officer of Banco Alvorada S.A. (since 2012); (xiv) Officer of Banco Boavista Interatlântico S.A. (since 2012); (xv) Vice-President of Banco Bradescard S.A. (since 2012); (xvi) Chairman of Banco Bradesco Argentina S.A. (since 2012); (xvii) Vice-President of Banco Bradesco BBIS.A. (since 2012); (xviii) Vice-President of Banco Bradesco BERJ S.A. (since 2012); (xix) Vice-President of Banco Bradesco Cartões S.A. (since 2012); (xx) Member of the Board of Directors of Banco Bradesco Europa S.A. (since 2011); (xxi) Vice-President of Banco Bradesco Financiamentos S.A. (since 2012); (xxii) Officer of Banco CBSS S.A. (since 2012); (xxiii) Vice-President of Baneb Corretora de Seguros S.A. (since 2012); (xxiv) Vice-President of Bankpar Brasil Ltda. (since 2012); (xxv) Vice-President of Bankpar Consultoria e Serviços Ltda. (since 2012); (xxvi) Officer of Barinas Holdings S.A. (since 2012); (xxvii) Member of the Board of Directors of BBD Participações S.A. (since 2012); (xxviii) Officer of BCN — Consultoria, Administração de Bens, Serviços e Publicidade Ltda. (since 2012); (xxix) Vice-President of BEC — Distribuidora de Títulos e Valores Mobiliários Ltda. (since 2012); (xxx) Vice-President of BEM — Distribuidora de Títulos e Valores Mobiliários Ltda. (since 2012); (xxxi) Vice-President of BF Promotora de Vendas Ltda. (since 2012); (xxxii) Officer of BMC Asset Management — Distribuidora de Títulos e Valores Mobiliários Ltda. (since 2012); (xxxiii) Vice-President of BP Promotora de Vendas Ltda. (since 2012); (xxxiv) Vice-President of Bpar Corretagem de Seguros Ltda. (since 2012); (xxxv) Officer of Bradescard Elo Participações S.A. (since 2012); (xxxvi) Vice-President of Bradesco Administradora de Consórcio Ltda. (since 2012); (xxxvii) Vice-President of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (since 2012); (xxxviii) Vice-President of Bradescor Corretora de Seguros Ltda. (since 2012); (xxxix) Vice-President of the Board of Directors of Bradesco Securities Hong Kong Limited (since 2011); (xl) Vice-President of the Board of Directors of Bradesco Securities UK Limited (since 2011); (xli) Vice-President of the Board of Directors of Bradesco Securities, Inc. (since 2011); (xlii) Vice-President of Bradesco Services Co., Ltd. (since 2011); (xliii) Officer of Bradesplan Participações Ltda. (since 2012); (xliv) Manager of Bradport — S.G.P.S. Sociedade Unipessoal Ltda. (since 2012); (xlv) Officer of Brasilia Cayman Investments II Limited (since2013); (xlvi) Officer of Brasilia Cayman Investiments III Limited (since  2013); (xlvii) Officer of Brumado Holdings Ltda. (since 2014); (xlviii) Member of the Strategic Committee (non-statutory body) of BSP Empreendimentos Imobiliários S.A (since 2013); (xil) Officer of Caetê Holdings Ltda. (since 2012); (l) Officer of Carson Holdings Ltda. (since 2012); (li) Officer of Celta Holdings S.A. (since 2012); (lii) Officer of Cerrado Serviços Ltda. (since 2012); (liii) Officer of Cidade Capital Markets Ltd. (since 2012); (liv) Officer of Columbus Holdings S.A. (since 2012); (lv) Officer of Companhia

Securitizadora de Créditos Financeiros Rubi (since 2012); (lvi) Officer of Elba Holdings Ltda. (since 2012); (lvii) Officer of Elvas Holdings Ltda. (since 2012); (lviii) Officer of Embaúba Holdings Ltda. (since 2012); (lix) Officer of Everest Leasing S.A. Arrendamento Mercantil (since 2012); (lx) Officer of Ferrara Participações S.A. (since 2012); (lxi) Vice-President of Ganant Corretora de Seguros Ltda.  (since 2012); (lxii) Vice-President of Ibi Corretora de Seguros Ltda. (since 2012); (lxiii) Vice-President of Imagra Imobiliária e Agrícola Ltda. (since 2012); (lxiv) Officer of Japira Holdings S.A. since 2012); (lxv) Officer of Lecce Holdings Ltda. (since 2012); (lxvi) Officer of Lyon Holdings Ltda. (since 2012); (lxvi) Officer of Manacás Holdings Ltda. (since 2012); (lxvii) Officer of Manibu Holdings Ltda. (since 2012); (lixx) Officer of Marselha Holdings S.A. (since 2012); (lxx) Officer of Miramar Holdings S.A. (since 2012); (lxxi) Managing Officer of NCD Participações S.A. (since 2013); (lxxii) Officer of NCF Participações S.A. (since 2012); (lxxiii) Officer of Nova Marília Administração de Bens Móveis e Imóveis Ltda. (since 2012); (lxxiv) Officer of Nova Paiol Participações Ltda. (since 2012); (lxxv) Officer of Promosec Companhia Securitizadora de Créditos Financeiros (since 2012); (lxxvi) Vice-President of PTS Viagens e Turismo Ltda. (since 2012); (lxxvii) Officer of Quixaba Empreendimentos e Participações (since 2012); (lxxiii) Officer of Quixaba Investimentos S.A. (since 2012); (lxxix) Officer of Rubi Holdings Ltda. (since 2012); (lxxx) Officer of Serel Participações em Imóveis S.A. (since 2012); (lxxxi) Officer of Settle Consultoria, Assessoria e Sistemas Ltda. (since 2012); (lxxxii) Vice-President of ShopFácil Soluções em Comércio Eletrônico S.A. (since 2013); (lxxxiii) Officer of STVD Holdings S.A. (since 2012); (lxxxv) Officer of Taíba Holdings Ltda. (since 2012); (lxxxiv) Officer of Tandil Holdings S.A. (since2012); (lxxxvii) Officer Tapajós Holdings Ltda. (since 2012); (lxxxv) Vice-President of Tempo Serviços Ltda. (since 2012); (lxxxvi) Officer of Tibre Distribuidora de Títulos e Valores Mobiliários Ltda. (since 2012); (lxxxvii) Officer of Tibre Holdings Ltda. (since 2012); (xci) Officer of Titanium Holdings S.A. (since 2012); (ixc) Officer of Top Clube Bradesco, Segurança, Educação e Assistência Social (since 2012); (xci) Officer of Treviglio Holdings Ltda. (since 2012); (xciii) Officer of União Participações Ltda. (since 2012); (xciv) Officer of Varese Holdings Ltda. (since 2012); (xcv) Officer of Veneza Empreendimentos e Participações S.A. (since 2012); and (xcvi) Officer of Viareggio Holdings Ltda. (since 2012). Mr. Clemente is also a Member of Managing Body (since 2000) and Managing Officer (since 2012) of Fundação Bradesco; Member of the Board of Directors (since 2006) and Managing Officer (since 2012) of Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição, and Officer of Millennium Security Holdings Corp (since 2014). Mr. Clemente holds a bachelor’s degree in Mechanical Engineering from PUC — MG in 1983, and an Executive MBA in Finance from IBMEC in 1987, as well as specialization in Finance through the PDG-EXEC of Sociedade de Desenvolvimento Empresarial in

1992, as well as participated in the Advanced Management Program — PGA, provided by Fundação Dom Cabral and INSEAD in 2006.

Hiroyuki Kato

Mr. Kato is an Effective Member of the Board of Directors of Vale (since 2014). His main professional experiences in the last five years include: (i) the following positions at Mitsui & Co., Ltd., a publicly-held trading company: (i) Executive Officer and Energy I Business Unit Operations Officer (from 2012 to 2014), Energy I Operations Officer (from April 2010 to March 2012), General Manager of Exploration and Production Division — Energy I Business Unit, at Tokyo’s headquarters (from 2008 to 2010); (ii) Member of the Board of Directors of Mitsui Oil Exploration Co., Ltd., an oil and gas segment closely-held company (from 2008 to 2014); (iii) Member of the Board of Directors of Canada Oil Sands Co., Ltd., an oil and gas segment closely-held company (from 2010 to 2013); (iv) Member of the Board of Directors of Mitsui Oil Co., Ltd., a closely-held company for sale of oil products (from 2010 to 2012). Mr. Kato holds a bachelor’s degree in Commercial Sciences from Keio University, concluded on March 1979, and an MBA in Business Administration, from MIT Sloan School of Management, concluded in June 1996.

Oscar Augusto de Camargo Filho

Mr. Camargo Filho is an Effective Member of the Board of Directors of Vale (since 2003), Member of the Strategic Committee (since 2006) and Member of the Executive Development Committee (since 2003). His main professional experiences over the last 5 years include: (i) Effective Member of the Board of Directors of Valepar S.A. (since 2003), controlling shareholder of Vale, a holding closely-held company; and (ii) PartnerDirector of CWH Consultoria Empresarial (since 2003), advisory company. Mr. Camargo Filho holds a Law degree from Law Scholl of the University of São Paulo, concluded on December 1963, and a post-graduate degree in International Marketing from Cambridge University, concluded on September 1971.

Luciano Galvão Coutinho

Mr. Coutinho is an Effective Member of the Board of Directors (since 2007) and Member of the Strategic Committee of Vale (since 2009), having also served as a member of such committee from 2005 to 2006. His main professional experiences over the last 5 years include: (i) Chairman of Banco Nacional de Desenvolvimento Econômico e Social — BNDES (since 2007), development bank controlling BNDES Participações S.A. — BNDESPAR; and (ii) Member of the Board of Directors of Petróleo Brasileiro S.A. — PETROBRAS (since 2014), publicly-held company that exercises activities of oil and gas exploration and refining and production or oil derivatives. He is also (i) Member of the International Advisory Board of Fundação Dom Cabral (since 2009), educational institution for the development of executives, businessman and companies; (ii) Member of the Board of Trustees of Fundação Nacional da Qualidade (since 2013), entity that develops management excellence principles; (iii) Member of the Board of Directors of Fundo Nacional de Desenvolvimento Científico e Tecnológico (since 2007), financial assistance entity; and (iv) Member of the International Advisory Board of Conselho Nacional de Desenvolvimento Industrial, entity responsible for proposing industrial promotion policies in Brazil. Mr. Coutinho holds a bachelor’s degree in Economy from the University of São Paulo, concluded on June 1969, a master’s degree in Economy from the Economic Research Institute of the University of São Paulo, concluded on June 1970, and a PhD on Economy, from Cornell University, concluded on January 1975.

Alternate members

Marco Geovanne Tobias da Silva

The main professional experiences of Mr. Silva over the last 5 years include: [(i) Effective Member of the Board of Directors of Valepar S.A. (since 2011), controlling shareholder of Vale, privately held company that performs holding activities; (ii) Investor Relations Manager of Bank of Brazil S.A. (1999 to 2010), financial institution publicly-held; (iii) Officer of Participações da PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil (since 2010), supplementary pension fund entity; (iv) Chairman of the Board of Directors of Companhia de Energia Elétrica da Bahia — Coelba (since 2011), publicly-held company performing distribution activity and sale of electric energy, where he also exercised the position of Member of the Fiscal Council (from 2002 to 2010); (v) Chairman of the Board of Directors of Neoenergia S.A. (since 2011), publicly-held company that performs holding activities in the power sector, where he also holds the position of Chairman of the (a) Audit Committee and (b) Compensation Committee, both since 2011; (vi) Chairman of the Board of Directors of Companhia Energética do Rio Grande do Norte — COSERN (since 2011), publicly-held company performing distribution activity and sale of electric energy; (vii) Chairman of the Board of Directors of Companhia Energética de Pernambuco — CELPE (since 2011), publicly-held company performing distribution activity and sale of electric energy; (viii) Member of the Board of Directors of Litel Participações S.A. (since 2011), publicly-held company that performs holding activities; (ix) Member of the Board of Directors of Litela Participações S.A. and Litelb Participações S.A. (since 2011), companies that perform holding activities and are direct subsidiaries of Litel Participações S.A.; (x) Member of the Board of Directors of 521 Participações S.A. (since 2011), publicly-held company that performs holding activities; (xi) Chairman of the Board of Directors of companies controlled by holding Neoenergia S.A., listed below, that is engaged in the study, design, construction and operation of electric energy generation and transmission systems and related services, whose publicly-held companies are: (a) Afluente Geração de Energia Elétrica S.A.; (b) Afluente Transmissão de Energia Elétrica S.A.; (c) Itapebi Geração de Energia S.A. e (d) Termopernambuco S.A.; and closely-held companies are: (a) Baguari I Geração de Energia Elétrica S.A.; (b) Bahia PCH I S.A.; (c) Bahia Pequena Central Hidrelétrica S.A. (Bahia PCH II); (d) Bahia Geração de Energia S.A. (Bahia PCH III); (e) Geração Céu Azul S.A.; (f) Geração CIII S.A.; (g) Goiás Sul Geração de Energia S.A.; (h) NC Energia S.A.; (i) SE Narandiba S.A. and (j) PCH Alto do Rio Grande S.A.; and (xii) Chairman of the Board of Directors of Belo Monte Participações S.A. (since 2011), a company that performs holding activities, controlled by Neoenergia S.A. Mr. Silva holds a bachelor’s degree in Economy from the University of Brasília, concluded on June 1990, an MBA in Marketing from COPPEAD/Federal University of Rio de Janeiro in 1996, a masters’ degree in Administration from IBMEC on December 2013.]

Moacir Nachbar Junior

The main professional experiences of Mr. Nachbar Junior over the last 5 years include: (i) Executive Officer Manager of Banco Bradesco S.A. (since February 2015), financial institution; (ii) Alternate Member of the Officer of the Board of Brazilian Association of Public Companies — ABRASCA (since 2013), a civil association advising the interests of public companies; (iii) Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. (since 2012), a credit card processing company; (iv) Member of the Supervisory Desk of Fundação Bradesco (since 2005), a foundation focused on education; (v) Member of the Board of Directors Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição (since 2012), a hospital-medical support foundation; (vi) Alternate Member of the Advisory Board of Fundo Garantidor de Créditos — FGC (since 2013, a fund that provides credit collaterals against member institutions. Mr. Nachbar Junior holds a bachelor’s degree in Accounting, concluded on December 1987, and “Lato Sensu” post-graduate degree in Financial Administration, concluded on July 1990, from Faculdades Integradas “Campos Salles”, MBA Controller from FIPECAFI - Fundação Instituto de Pesquisa Contábeis, Atuariais e Financeiras - FEA-USP, concluded on November 2000 and Tuck Executive Program from Tuck School of Business at Dartmouth - Hanover, New Hampshire, USA, concluded on August 2009.

Francisco Ferreira Alexandre

Mr. Alexandre is an Alternate Member of the Board of Directors of Vale (since 2013). His main professional experiences over the last 5 years include: (i) Managing Officer of BRF Previdência (since 2012), a pension fund; (ii) Administration Officer of PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil (2003 to 2010), supplementary pension fund entity; (iii) Vice-President of the Board of Directors of BRF — Brasil Foods S.A. (2009 to 2011), an animal protein food company; and (iv) Member of the Board of Directors of Kepler Weber S.A. (2011 to 2013), a farming product transportation and warehousing structure manufacturing company. Mr. Alexandre holds Law degree from Centro de Ensino Superior de Alagoas — CESMAC, concluded on December 1992, a bachelor’s degree in Civil Engineering from Federal University of Alagoas — UFAL, concluded on March 1994, a post-graduate degree in Economy and People Management from PUC São Paulo, concluded on July 2002, an MBA in Corporate Finance from IAG of Pontifícia Universidade Católica of Rio de Janeiro — PUC-RJ, concluded on December 2004, and concluded the AMP — Advanced Management Program from Harvard Business School on October 2009.

Gilberto Antonio Vieira

The main professional experiences of Mr. Vieira over the last 5 years include: (i) General Secretary Officer of Confederação Nacional dos Trabalhadores nas Empresas de Crédito (since 1996), class entity; (ii) Alternate Member of the Board of Directors of Cooperativa Habitacional ANABB Ltda. (since 2014), housing cooperative (iii) Member of the Fiscal Council of the Caixa de Assistência dos Funcionários do Banco do Brasil (2008 to 2012), healthcare plan provider. Mr. Vieira holds a Law degree from Centro de Ensino Universitário de Brasília, concluded on January 1990, and a bachelor’s degree in Business Administration from Fundação Universidade de Blumenau, concluded on December 1978, where he also obtained the Specialist degree in Business Administration, on September 1980. He also holds a post-graduate degree in Foreign Trade from Associação de Ensino Unificado do Distrito Federal, concluded on November 1985, and in Politics and Strategy from the University of Brasília, concluded on July 1998.

Robson Rocha

Mr. Rocha is an Effective Member of the Board of Directors of Vale (since 2011).  His main professional experiences over the last 5 years include: (i) Vice-President of People Management and Sustainable Development of Bank of Brazil S.A. (since 2009), financial institution publicly-held; and (ii) Vice-President of the Board of Directors of CPFL Energia S.A. (2010 to 2011), publicly-held company that performs holding activities in the electric energy sector. Mr. Rocha holds a bachelor’s degree in Business Administration from UNICENTRO — Newton Paiva, Belo Horizonte, concluded on

December 1998; has attended the Basic General Qualification course for Senior Executives of Federal University of Minas Gerais (“UFMG”), concluded on December 1997; Specialization in Strategic Management from UFMG, concluded on March 2001; a master’s degree in Marketing from Fundação Ciências Humanas — Pedro Leopoldo, concluded on December 2001, and an MBA in Finance from Fundação Dom Cabral, concluded on December 2002.

Luiz Mauricio Leuzinger

Mr. Leuzinger is an Alternate Member of the Board of Directors of Vale (since 2012), where the held the same position in 2003. He also holds the positions of Member of the Finance Committee (since 2007), Member of the Executive Development Committee (since 2012) e member of the Governance and Sustainability Committee (since 2014). His main professional experiences over the last 5 years include: (i) Chief-Executive Officer of Bradespar S.A. (since 2012), publicly-held company holding a stake in Valepar S.A., that performs holding activities; and (ii) Member of the Board of Directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A. (since 2006), current corporate name of American Banknote S.A., publicly-held company that performs printing activities in general and plastic, magnetic cards, provision of services and other. Mr. Leuzinger holds a bachelor’s degree in Electric Engineering from Escola Nacional de Engenharia (current Federal University of Rio de Janeiro — UFRJ), concluded on December 1965, a specialization in Economic Engineering and a masters’ degree in Electric Engineering from Illinois Institute of Technology, in Chicago, USA, both concluded on July 1968.

Yoshitomo Nishimitsu

The main professional experiences of Mr. Nishimitsu over the last 5 years include (i)  Alternate Member of the Board of Directors of Valepar S.A. (since 2014), controlling shareholder of Vale, privately held company that performs holding activities; (ii) General Manager of the Mineral and Metallic Resources Division of Mitsui & Co. (Brazil) S.A., a trading company. Mr. Nishimitsu holds a bachelor’s degree in Geology from Kobe University, concluded on March 1999, and a port-graduate degree in Geology from Kobe University, concluded on March 2001.

Eduardo de Oliveira Rodrigues Filho

Mr. Rodrigues Filho is an Alternate Member of the Board of Directors of Vale (since 2011) and Member of the Finance Committee (since 2011). His main professional experiences over the last 5 years include: (i) Effective Member of the Board of Directors (since 2014) and Alternate Member of the Board of Directors of Valepar S.A. (2008 to 2012), controlling shareholder of Vale, privately held company that performs holding activities; and (ii) Managing Officer of CWH Consultoria Empresarial (since 2008), company that performs consulting activities. Mr. Rodrigues Filho holds a bachelor’s degree in Civil Engineering from Pontifícia Universidade Católica of Rio de Janeiro — PUC-RJ, concluded on December 1978, and a post-graduate degree in Transporting Planning from University of Westminster, concluded on October 2000.

Victor Guilherme Tito

The main professional experiences of Mr. Tito over the last 5 years include: (i) Head of the Department of Management of Equity Portfolio of Banco Nacional de Desenvolvimento Econômico e Social — BNDES (since 2014), where he also held the position of (ii) Manager (2009 to 2012). Mr. Tito holds a bachelor’s degree in Economic Sciences from IBMEC, concluded on June 2004, and an MBA degree from the London Business School, concluded on July 2014.

Statements

Judicial and administrative convictions (including criminal). All candidates declare, individually and for all legal purposes, that, over the past 5 (five) years, they were not subject to (i) any criminal conviction, (ii) any conviction in an administrative proceeding from the Brazilian Securities and Exchange Commission, or also (iii) any conviction due to a final and unappeallable decision, at judicial or administrative level, that have suspended or disqualified them in connection with the performance of any professional or commercial activity.

Marital relationship, stable relationship or family relationship up to second degree. All candidates declare, individually and for all legal purposes, that there is no marital relationship, stable relationship or family relationship up to second degree among them and (i) the administrators of Vale; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; e (iv) the managers of the direct and indirect parent companies of Vale.

Relations of subordination, Provision of Service or Control. Mr. Victor Guilherme Tito has informed that he is an employee of BNDES, the Company’s indirect shareholder, since 2006. All other candidates individually declared, for all legal purposes, that there are no relations of subordination , provision of service or control, in the past 3 (three) fiscal years, among them and (i) subsidiary, directly or indirectly, by Vale, except for those where Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) significant suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies.

4.1.3.2    Indicated by Employees of Vale

The direct vote process, by all employees of Vale, for the election of a member of the Board of Directors of the company and its respective alternate, was conducted by an Election Board specially created for such purpose.

All employees were invited to run for the office, and nine groups were formed for the election. The elections were held on February 24, 25 and 26, 2015, and after computation of votes, and confirmation of result, the “Unidade Sindical” group, comprised of Messrs. Lucio Azevedo and Carlos Roberto de Assis Ferreira, effective and alternate, respectively, was the most voted.

Below is information (subject to items 12.5 to 12.10 of the Reference Form, as provided in Attachment A of CVM Instruction # 552/2014 due to the instructions included in Circular Letter/CVM/SEP/# 02/2015), about the members selected by employees, whose election must be ratified at the Annual Shareholders’ Meeting, according to § 5º of Article 11 of the Bylaws.

Name:	Lucio Azevedo	Carlos Roberto de Assis Ferreira
Birth Date	December 8, 1958	January 28, 1961
Occupation	Operations team	Mechanic Maintainer Operator
CPF/MF or Passport	526.635.317-15	342.680.066-72
Position to be placed	Effective	Alternate
Election date	April 17, 2015	April 17, 2015
Date of investiture	Until May 16, 2015	Until May 16, 2015
Term of office	Until 2017 Annual Shareholders’ Meeting	Until 2017 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	Locomotive driver	Mechanic Maintainer Operator
Indicated/Elected by controlling shareholder	No	No
Independent member?	No	No
Number of consecutive terms of office	Not Applicable	Not Applicable

Percentage of interest at meetings	Not Applicable	Not Applicable

Main professional experiences:

Lucio Azevedo

The main professional experiences of Mr. Azevedo over the last 5 years include: (i) employee of Vale S.A. (since 1985), placing the position of locomotive driver; and (ii) Chairman of the Sindicato dos Trabalhadores em Empresas Ferroviárias of the States of Maranhão, Pará and Tocantins (since 2013), class entity. Mr. Azevedo has incomplete secondary education.

Carlos Roberto de Assis Ferreira

The main professional experiences of Mr. Ferreira over the last 5 years include: (i) employee of Vale S.A. (since 1979), holding various positions, the latter position occupied being mechanic maintainer operator; and (ii) officer treasurer of the Sindicato Metabase de Itabira e Região (since 2014), class entity. Concluded high school in Escola Estadual Zeca Amâncio, Itabira, Minas Gerais State.

Representations

Judicial and administrative convictions (including criminal). All candidates declare, individually and for all legal purposes, that in the past 5 (five) years, they were not subject to (i) any criminal conviction, (ii) any conviction in an administrative proceeding from the Brazilian Securities and Exchange Commission, or also (iii) any conviction due to a final and unappeallable decision, at judicial or administrative level, that have suspended or disqualified them in connection with the performance of any professional or commercial activity.

Marital relationship, stable relationship or family relationship up to second degree. The candidates declare, individually and for all legal purposes, that there is no marital relationship, stable relationship or family relationship up to second degree between them and (i) the administrators of Vale; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale.

Relations of Subordination, Provision of Service or Control. The candidates declare, individually and for all legal purposes, that although they are employees at Vale, were assigned to the unions indicated above in accordance with the legislation in force, and that, therefore, there are no relations of subordination , provision of service or control, kept in the past 3 (three) fiscal years, among them and (i) subsidiary, directly or indirectly, by Vale, except for those where Vale holds, directly or indirectly, total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) significant suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies.

4.1.3.3    Another Indication

In case the holders of common or preferred shares issued by Vale, individually, do not reach the quorum, set forth in §2 and §3 of Article 11 of the Bylaws and Article 141 of Law # 6.404/1976, or even if such quorum is reached, with no intention of appointing a member of the Board of Directors, controlling shareholder Valepar S.A. proposes to appoint Mr. Antonio Miguel Marques to hold the position of effective member of the Board of Directors of Vale, maintaining vacant the position of alternate member.

Therefore, as set forth in Article 10 of CVM Instruction # 481/2009, below is the information pursuant to items 12.5 to 12.10 of the Reference Form, as set forth in Attachment A of CVM Instruction # 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/# 02/2015.

Name:	Antonio Miguel Marques
Birth Date	February 24, 1957
Occupation	Engineer
CPF/MF or Passport	279.996.456-72
Position to be placed	Effective
Election date	April 17, 2015
Date of investiture	Until May 16, 2015
Term of office	Until 2017 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	Not Applicable
Indicated/Elected by controlling shareholder	Yes
Independent member?	Yes
Number of consecutive terms of office	Not Applicable
Percentage of interest at meetings	Not Applicable

(1)  The determination of independence came from the fact that he (i) has no relationship with Vale, except for possible significant stake; (ii) is not the controlling shareholder, spouse or relative up to the second degree; (iii) is not bound by a shareholders’ agreement; (iv) was not an employee or Officer of Vale or its subsidiaries or affiliates for at least 3 (three) years; (v) is and was not, over the past 3 (three) years, member of the board of any subsidiary; (vi) does not provide, purchase, offers or trade, directly or indirectly, services and/or products to Vale in significant volume; (vii) is not a spouse or relative up to the second degree of any officer or manager of Vale; (viii) does not receive any other compensation from Vale, in addition to management fees; (ix) neither is nor was a shareholder, over the past 3 (three) years, of an audit firm that audits or has audited Vale in the same period; (x) is not a member of a nonprofit entity that receives significant financial resources of Vale or its related parties; and (xi) does not financially depends on the compensation paid by Vale.

Main professional experiences:

Antonio Miguel Marques

The main professional experiences of Mr. Marques include the positions of (i) Chairman of the Board of Directors of Construções e Comércio Camargo Correa S.A. (2007 to 2011), construction segment company; (ii) Member of the Board of Directors of Camargo Correa S.A. (2011 a 2012), construction segment company; (iii) Chief Executive Officer of Concessionária do Aeroporto Internacional de Guarulhos S.A. (since 2012), concessionaire airport company; (iv) Chairman of the Board of Directors of ANEAA — Associação Nacional das Empresas de Administração Aeroportuária (since 2012), civil association relating to airport management ; (v) Officer of Camargo Correa S.A. (2009 a 2010), construction segment company; and (vi) Chairman of the Board of Directors do Estaleiro Atlântico Sul S.A. (2009 to 2010); (vii) Executive Officer de Participações e Novos Negócios da Vale S.A. (2001 to 2003), where he also was (viii) Executive Officer of no Ferrous (2004) and has served as member/chairman of the board of directors of some companies of Vale System (from 2001 to 2004). Mr. Marques holds a bachelor’s degree in Mine Engineering from Federal University of Ouro Preto, concluded on July 1979, and a post-graduate degree in Ore Processing from Federal University of Minas Gerais, concluded on December 1981, and an MBA from COPPEAD, of the Federal University of Rio de Janeiro, concluded on August 1990.

REPRESENTATIONS

Judicial and administrative convictions (including criminal). All candidates declare, for all legal purposes, that over the past 5 (five) years, he was not subject to (i) any criminal conviction, (ii) any conviction in an administrative proceeding from the Brazilian Securities and Exchange Commission, or also (iii) any conviction due to a final and unappeallable decision, at judicial or administrative level, that have suspended or disqualified him in connection with the performance of any professional or commercial activity.

Marital relationship, stable relationship or family relationship up to second degree. All candidates declare, for all legal purposes, that there is no marital relationship, stable relationship or family relationship up to second degree among him and (i) the administrators of Vale; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale.

Relations of subordination, provision of service or control. All candidates declare, for all legal purposes, that there are no relations of subordination, provision of service or control, kept in the past 3 (three) fiscal years, among him and (i) subsidiary, directly or indirectly, by Vale, except for those where Vale holds, directly or indirectly, the total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) significant suppliers, customers, debtors or creditors of Vale, its subsidiaries or its parent companies.

4.1.4 — Election of members of the Fiscal Council

Under Article 36 of the Bylaws of Vale, the Fiscal Council is a permanent body, comprised of three to five effective members and respective alternates, who remain in the position until the first Annual Shareholders’ Meeting after their election. The election of the members of the Fiscal Council shall comply with the prevailing law and the Bylaws of Vale.

As set forth in Article 10 of CVM Instruction # 481/2009, below is the information about the candidates appointed for election/reelection by shareholder Valepar S.A. to hold the positions of effective members and alternate member of the Fiscal Council (items 12.5 to 12.10 of the Reference Form pursuant to items 12.5 to 12.10 of the Reference Form, as set forth in Attachment A of CVM Instruction # 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/# 02/2015.

Effective

Name:	Marcelo Barbosa Saintive	Marcelo Amaral Moraes	Aníbal Moreira dos Santos
Birth Date	August 13, 1966	July 10, 1967	August 26, 1938
Occupation	Economist	Bachelor in Economy	Accounting Technician
CPF/MF or Passport	961.073.327-15	929.390.077-72	011.504.567-87
Position to be placed	Effective	Effective	Effective
Election date	April 17, 2015	April 17, 2015	April 17, 2015
Date of investiture	Until May 16, 2015	Until May 16, 2015	Until May 16, 2015
Term of office	Until 2016 Annual Shareholders’ Meeting	Until 2016 Annual Shareholders’ Meeting	Until 2016 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	Not Applicable	Not Applicable	Not Applicable
Indicated/Elected by controlling shareholder	Yes	Yes	Yes

Independent member?	Yes	Yes	Yes
Number of consecutive terms of office	Not Applicable	11	10
Percentage of interest at meetings)	Not Applicable	100.0%	66.7%

(1)         The criterion for determination of the independence of the officers above was set forth in section 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules).

Alternate members

Name:	Marcos Tadeu de Siqueira	Vacant(2)	Oswaldo Mario Pêgo de Amorim Azevedo
Birth Date	September 27, 1955	—	June 23, 1941
Occupation	Business Administrator	—	Industrial and Production Engineer
CPF/MF or Passport	945.554.198-04	—	005.065.327-04
Position to be placed	Alternate	—	Alternate
Election date	April 17, 2015	—	April 17, 2015
Date of investiture	Until May 16, 2015	—	Until May 16, 2015
Term of office	Until 2016 Annual Shareholders’ Meeting	—	Until 2016 Annual Shareholders’ Meeting
Other positions held or duties exercised at Vale	Not applicable	—	Not applicable
Indicated/Elected by controlling shareholder	Yes	—	Yes
Independent member?	Yes	—	Yes
Number of consecutive terms of office	Not Applicable	—	11
Percentage of interest at meetings	Not Applicable	—	33,3%

(1)         The criterion for determination of the independence of the officers above was set forth in section 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules).

(2)         No alternate member was appointed to Mr. Marcelo Amaral Moraes.

Main professional experiences:

Effective members

Marcelo Barbosa Saintive

The main professional experiences of Mr. Saintive over the last 5 years include: (i) Secretary of National Treasury (since 2015); (ii) General Officer of Estruturadora Brasileira de Projetos — EBP (since 2014), where he also placed the position of (iii) Project Officer (2011 to 2013); (iv) Chairman of the Board of Directors of IRB Brasil Resseguros (since 2014), entity operating in re-insurance segment. Mr. Saintive holds a bachelor’s degree in Economy from the Federal University of Rio de Janeiro, concluded on December 1993, where he also obtained a master’s degree in Economic Sciences, concluded on September 2000.

Marcelo Amaral Moraes

Mr. Moraes is an Effective Member of the Fiscal Council of the Vale (since 2004), where he also held the position of Alternate Member of the Board of Directors (2003). His main professional experiences over the last 5 years include: (i) Executive Officer of Stratus Investimentos Ltda. (2006 a 2010), private equity manager; (ii) Executive Officer of Capital Dynamics Investimentos Ltda. (since 2012), private equity manager; and (iii) observing member of the Board of Directors of Infinity Bio-Energy S.A. (2011 to 2012). Mr. Moraes holds a bachelor’s degree Economy from Federal University of Rio de Janeiro, concluded on January 1991, an MBA from COPPEAD of UFRJ, concluded on November 1993, and a post-graduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas, concluded on November 2003.

Aníbal Moreira dos Santos

Mr. dos Santos is an Effective Member of the Fiscal Council of the Vale (since 2005), where he held the position of Alternate Member (April to July 2005). His main professional experiences over the last 5 years include: (i) Effective Member of the Fiscal Council of the Log-In Logística Intermodal S.A. (2009 to 2014), a publicly-held company engaged in intermodal transportation; and (ii) Effective Member of the Fiscal Council of the Associação dos Participantes Ativos, Assistidos e Beneficiários da Fundação CAEMI (since 2013). Mr. dos Santos attended a Technical Accounting course at Escola Técnica de Comércio da Fundação Getúlio Vargas, concluded on April 1962.

Alternate members

Marcos Tadeu de Siqueira

The main professional experiences of Mr. Siqueira over the last 5 years include: (i) Officer of Operações do Serviço Social da Indústria — SESI (since 2014), a social service entity; (ii) Executive Manager of Strategy Management of Confederação Nacional da Indústria — CNI (2010 to 2014), class entity; (iii) Operations Manager and Professor of Grupo Educacional IBMEC (2007 a 2010), educations service provider; (iv) Member of the Fiscal Council of the ALL Logística S.A. (2012 to 2013), publicly-held company operating in the transportation segment; (v) Member of the Board of Directors of Forjas Taurus S.A. (from 2013 to 2014), publicly-held company in the metallurgy sector, where he also held the position of (vi) Coordinator of the Management and Corporate Governance Committee (2012 to 2013). Mr. Siqueira holds a bachelor’s degree in Business Administration from FAC/ICES, concluded on December 1999, an MBA in General Senior Executive Formation from COPPEAD/UFRJ, concluded on December 1995; and an MBA in International Business Management from FIPECAFI/USP, concluded on July 2001.

Oswaldo Mario Pêgo de Amorim Azevedo

Mr. Azevedo is an Alternate Member of the Fiscal Council of Vale (since 2005), where he also held the positions of Effective Member of the Fiscal Council (2004 to 2005). His main professional experiences over the last 5 years include: (i) Member of the Special Advisory Board of the Sindicato das Empresas de Seguros Privados, de Capitalização e de Resseguros do Rio de Janeiro e Espírito Santo (since 2005); (ii) Alternate Member of the Audit Committee of Prudential do Brasil Seguros de Vida S.A. (since 2014), insurance company, (iii) Officer of Sul América Cia de Seguros Gerais (from 2008 to 2012), insurance company; (iv) Ombudsman of Conglomerado Sul América Seguros, an insurance company (2005 to 2012), where he also held the position of (v) Vice-President of Institutional Relations and Foreign Branches (1990 to 2010); (vi) Vice-President of the Sindicato das Empresas de Seguros Privados, de Capitalização e de Resseguros do Rio de Janeiro (2007 to 2012); (vii) Alternate Member of the Board of Directors of Brasil Veículos Cia de Seguros (2006 to 2010) and (viii) Brasil Saúde Cia de Seguros (2006 a 2010), both insurance companies ; (ix) Vice-President of Sul América S.A., publicly-held company engaged in own asset management and holding activities (2006 to 2010); (x) Officer and (xi) Vice-President of Sul América Cia. Nacional de Seguros, insurance company (1980 to 2010); (xii) Officer and Vice-President of Nova Ação Participações S.A., a publicly-held company that manages own assets and interests in commercial or civil companies (2006 to 2010); (xiii) Officer of Sul América Cia. de Seguros S.A., insurance company (2006 to 2010). Mr. Azevedo holds a bachelor’s degree in Industrial and Production Engineering from Escola Politécnica da Pontifícia Universidade Católica of Rio de Janeiro — PUC-RJ, concluded on January 1964.

Statements

Judicial and administrative convictions (including criminal). All candidates declare, individually and for all legal purposes, that over the past 5 (five) years, they were not subject to (i) any criminal conviction, (ii) any conviction in an administrative proceeding from the Brazilian Securities and Exchange Commission, or also (iii) any conviction due to a final and unappeallable decision, at judicial or administrative level, that have suspended or disqualified them in connection with the performance of any professional or commercial activity.

Marital relationship, stable relationship or family relationship up to second degree. All candidates declare, individually and for all legal purposes, that there is marital relationship, stable relationship or family relationship up to second degree among them and (i) the administrators of Vale; (ii) the managers of direct or indirect subsidiaries of Vale; (iii) direct or indirect parent companies of Vale; and (iv) the managers of the direct and indirect parent companies of Vale.

Relations of subordination , Provision of Service or Control. All candidates declare, individually and for all legal purposes, that there are no relations of subordination , provision of service or control, kept in the past 3 (three) fiscal years, among them and (i) subsidiary, directly or indirectly, by Vale, except for those where Vale holds, directly or indirectly, the total capital stock; (ii) direct or indirect parent companies of Vale; or (iii) significant suppliers, customers, debtors or customers of Vale, its subsidiaries or its parent companies.

Independence Confirmation

The candidates to be elected-re-elected to hold the positions of effective/alternate members of Fiscal Council, individually confirmed their status of independent members, for the purposes of section 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (Hong Kong Listing Rules), being qualified to be elected/reelected as independent members of the Fiscal Council.

Committees of the Company

As set forth in Article 10 of CVM Instruction # 481/2009, in conformity with items 12.8 and 12.9 of the Reference Form, as set forth in Attachment A of CVM Instruction# 552/2014, due to the instruction set out in Circular Letter/CVM/SEP/# 02/2015, the Company explains that the aforementioned management proposal contains the information on the candidates to the Company’s committees, since the new organizational structure of the Advisory Committees of the Board of Directors of the Company will only be subsequently defined, in a Meeting of the Board of Directors, by the Officers to be elected or reelected, where applicable, at the Annual Shareholders’ Meeting to be held on April 17, 2015, as set forth in Article 18 of the Bylaws of Vale.

4.1.5 Establishment of the remuneration of the Senior Management and Fiscal Council members for the fiscal year 2015.

The proposal for the remuneration of Senior Management is made available pursuant to Item 13 of CVM Instruction #. 480/09.

4.2 Shareholders’ Special Meeting

4.2.1 Proposal to amend Vale´s By-Laws

To deliberate on the matter, are provided in the report in the form of a table, determining the origin and rationale for each proposed change, including its possible legal and economic effects, as well as Vale’s By-Laws and the draft proposal for the Bylaws, containing the proposed changes.

V. ADDITIONAL INFORMATION

Any questions or clarifications on the issues listed in the Agenda of the Meetings can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including the option of using a hotline at rio@vale.com.

VI. PROXY VOTE TEMPLATE

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIIL], [PROFISSÃO], com carteira de identidade nº [              ] e inscrito no CPF/MF sob o nº [            ], residente e domiciliado [ENDEREÇO], na Cidade [              ], Estado [              ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante nas Assembleias Gerais Ordinária e Extraordinária da Vale S.A., a serem realizadas, cumulativamente, em primeira convocação  no dia 17 de abril de 2015, às 11h, e, se necessário, em segunda convocação em data a ser informada oportunamente, assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a(s) ata(s) dessas Assembleias Gerais,  e apreciar, discutir e votar os assuntos constantes da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby makes, constitutes, appoints and designates [NAME], [CITIZENSHIP], [MARITAL  STATUS], [PROFESSION], with ID #[        ] and holder  of  CPF/MF # [            ], resident in [CITY], and with commercial address at [ADDRESS], in the City of [              ], State of [              ] (the “Grantee”), as true and lawful attorneys-in-fact to represent the Grantor at Ordinary and Extraordinary Shareholders’ Meetings to be held on first call on April 17, 2015, at 11 a.m., and, if necessary, on second  call on a date to be duly  informed, with powers to sign the Attendance Book of Shareholders of Vale S.A. and the corresponding minutes of such General Meetings, and assess, discuss and vote on matters included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

Assembleia Geral Ordinária	Ordinary Shareholders Meeting

1) Apreciação do relatório da administração e exame, discussão e votação das demonstrações financeiras, referentes ao exercício social encerrado em 31 de dezembro de 2014.	1) Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2014.

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

2) Proposta para a destinação do resultado do exercício de 2014.	2) Proposal for the destination of profits of the said fiscal year.

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

3) Eleição dos membros do Conselho de Administração.	3) Appointment of the members of the Board of Directors.

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

4) Eleição dos membros do Conselho Fiscal.	4) Appointment of the members of the Fiscal Council.

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

5) Fixação da remuneração dos administradores e dos membros do Conselho Fiscal para o ano de 2015.	5) Establishment of the remuneration of the Senior Management and Fiscal Council members for 2015.

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

Assembleia Geral Extraordinária	Extraordinary Shareholders Meeting

6) Proposta de alteração do Estatuto Social da Vale.	6) Proposal to amend the Company’s By-laws

☐ a favor ☐ contra ☐ abstenção	☐ Pro ☐ Against ☐ Abstain

Este instrumento é válido por [ ], a partir da data de sua assinatura.	This power of attorney shall remain in effect from [ ] until [ ].

[Local], [Data].	[Place], [Date].

[Acionista]	[Shareholders]

PROPOSAL FOR THE DESTINATION OF NET INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

Dear Members of the Board of Directors

The Board of Executive Officers of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income incurred in the fiscal year ended December 31, 2014.

The net income for the year, according to the Income Statement, amounted to R$ 954,384,414.00 (nine hundred fifty-four million, three hundred eighty-four thousand, four hundred and fourteen reais), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission (CVM) / Accounting Standards Committee (CPC).The net profits added to the investment/expansion reserve, in the amount of R$8,993,854,883.78 (eight billion, nine hundred ninety-three million, eight hundred and fifty-four thousand, eight hundred and eighty-three reais and seventy-eight cents) amounts to R$9,948,239,297.78 (nine billion, nine hundred forty-eight million, two hundred and thirty-nine thousand, two hundred and ninety-seven reais and seventy-eight cents) for which the following destination is hereby proposed:

I -                                             LEGAL RESERVE

To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of the Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$47,719,220.70 (forty-seven million, seven hundred and nineteen thousand, two hundred and twenty reais and seventy cents).

The allocation to this may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital which has been not reached yet.

II -                                        TAX INCENTIVE RESERVES

Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 related to tax incentives granted for the extraction of iron ore in the State of Pará; (c) Establishmnet Report  #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão and (d) Report Establishing #074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará.

Vale also benefits from a Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due in the acquisition of equipment for the operational plants located in areas where SUDAM and SUDENE areas act upon.

According to the tax law (article #545 of the Income Tax Regulation) the amount benefited and not paid to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for increase capital or to absorb losses.

As mentioned above and based on article 195-A of Law#6,404, included by Federal Law #11,638, we propose the allocation of R$161,770,077.08 (one hundred sixty-one million, seven hundred and seventy thousand, seventy-seven reais and eight cents) to that Reserve, equal to total tax not collected by Vale due to fiscal benefits mentioned above.

III -                          INVESTMENT/EXPANSION RESERVES

The execution of the investment/expansion reserve in the amount of R$8,993,854,883.78 (eight billion, nine hundred ninety-three million, eight hundred and fifty-four thousand, eight hundred and eighty-three reais and seventy-eight cents) refers to the amount of R$9,738,750,000.00 (nine billion, seven hundred thirty-eight million, seven hundred and fifty thousand reais) related to payment of dividends/interest on shareholder´s equity, deducted of the remaining balance of retained earnings in the amount of R$744,895,116.22 (seven hundred forty-four million, eight hundred ninety-five thousand, one hundred and sixteen reais and twenty-two cents).

IV -                           DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY

Pursuant to Article 42 of  Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by  the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of Law #9,249, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 of the Bylaws, at least 25% of the annual net income, adjusted under the legislation shall be allocated to payment of dividends.

The adjusted net income, which for 2014 amounted to R$ 744,895,116.22 (seven hundred forty-four million, eight hundred ninety-five thousand, one hundred and sixteen reais and twenty-two cents), equals to the net income of the year of R$954,384,414.00 (nine hundred fifty-four million, three hundred eighty-four thousand, four hundred and fourteen reais), reduced by the amount of the constituted legal reserve of R$47.719.220,70 (forty-seven million, seven hundred and nineteen thousand two hundred and twenty reais and seventy cents), and the allocation to the tax incentive reserve of R$161,770,077.08 (one hundred sixty-one million, seven hundred and seventy thousand, seventy-seven reais and eight cents). Thus, the minimum mandatory dividend of 25% of the adjusted net income as dividends amounts to R$186,223,779.06 (one hundred eighty-six million, two hundred and twenty-three thousand, seven hundred and seventy-nine reais and six cents), which corresponds to R$0.036136276 per outstanding common or preferred share.

Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria:

(a)             priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them;

(b)             right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above.

As of December 31, 2014, the reference value for the annual minimum dividend of the preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 1,792,763,468.29 (one billion, seven hundred ninety-two million, seven hundred and sixty -three thousand, four hundred and sixty-eight reais and twenty-nine cents), corresponding to R$0.911085781 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,697,845,380.27 (one billion, six hundred ninety-seven million, eight hundred and forty-five thousand, three hundred and eighty reais and twenty-seven cents), corresponding to R$0.862848230, per outstanding preferred share, whichever is higher.

Considering the total balance of mandatory dividend related to the fiscal year of 2014, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of  the Bylaws, Vale´s actual financial position, according to the balance sheet related to the 2014 and the option by equal shareholders’ treatment, the Board of Executive Officers hereby proposes to ratify shareholders’ distribution during 2014, as dividends and interest on shareholders’ equity, in the total gross amount of R$9,738,750,000.00 (nine billion, seven hundred and thirty-eight million, seven hundred and fifty thousand reais), under the terms stated in sequence, which shall be considered as advances of distribution for the year of 2014:

a)        the distribution of interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors, at the meeting held on April 14, 2014, in the total gross amount of R$4,632,390,000.00 (four billion, six hundred and thirty-two million, three hundred and ninety thousand reais), equivalent to R$0.898904129 per outstanding common or preferred share, paid as of April 30, 2014;

b)        the distribution of dividends and interest on shareholders’ equity based on the Board of Executive Officers proposal, as approved by the Board of Directors, at the meeting held on October 16, 2014 in the total gross amount of R$5,106,360,000.00 (five billion, one hundred and six million, three hundred and sixty thousand reais), equivalent to R$0.990876867 per outstanding common or preferred share, which were distributed as follows: R$1,752,360,000.00 (one billion, seven hundred and fifty-two million, three hundred and sixty thousand reais) as dividends and  R$3,354,000,000.00 (three billion, three hundred and fifty-four million reais) as interest on shareholders’ equity, paid as of October 31, 2014.

Therefore, the mandatory dividend was fully paid, with no retained amount.

Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three fiscal years:

	2014		2013		2012

Net income per share	R$	0.19	R$	0.03	R$	2.03
Interest on shareholders’ equity and dividends per share	R$	1.889780996	R$	1.808382882	R$	1.828805334
Net interest on shareholders’ equity and dividends per share	R$	1.657320033	R$	1.578257475	R$	1.653582699

Note: Same amounts for all species and classes of shares issued by Vale.

V -                                SUMMARY

This proposal covers the following allocation of net income for the year 2014:

SOURCES	R$
- Net income of the year	954,384,414.00
- Realization of investment/expansion reserve	8,993,854,883.78
9,948,239,297.78

ALLOCATIONS
- Legal reserve	47,719,220.70
- Tax incentives reserve	161,770,077.08
- Remuneration of shareholders:
- Interest on shareholder’s equity paid in advance on April 2014	4,632,390,000.00
- Interest on shareholder’s equity paid in advance on October 2014	3,354,000,000.00
- Dividends paid in advance on October 2014	1,752,360,000.00
9,738,750,000.00
9,948,239,297.78

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, according to resolution the Board of Executive Officers.

Rio de Janeiro, February 23, 2015.

Murilo Pinto de Oliveira Ferreira	Vânia Lucia Chaves Somavilla
Chief Executive Officer	Executive Officer (Human Resources, Health &
Safety, Sustainability and Energy)

Luciano Siani Pires	Roger Allan Downey
Chief Financial Officer and Investors	Executive Officer (Fertilizers and Coal)
Relations

Gerd Peter Poppinga	Galib Abrahão Chaim
Executive Officer (Ferrous)	Executive Officer (Capital Projects
Implementation)

Humberto Ramos de Freitas
Executive Officer (Logistics and Mineral
Research)

Annex to the Proposal for Earnings Distribution relative to the fiscal year ended December 31, 2014

Under Article 9, § 1, subitem II and Annex 9-1-II of CVM Rule No. 481/09, we highlight the following:

DESCRIPTION	INFORMATION
1. Net income for the fiscal year of 2014	R$954,384,414.00

2. Overall and per outstanding share value of dividends, including anticipated dividends and interest on shareholders’ equity already declared	Overall amount of: R$9,738,750,000.00 In the amount of R$1.889780996 per outstanding share, either common or preferred (class “A” and the golden shares).

3. Percentage of distributed net income relating to fiscal year 2014	100% of the adjusted net income

4. Overall and per outstanding share value of dividends based on profits from previous years	Not applicable

5. Shareholders Remuneration for the 2014 fiscal year, net of dividends declared on April 14, 2014 and October 16, 2014

Segregated gross amount of dividends and interest on shareholders’ equity per outstanding share of each type and class: not applicable

Form and period of payment of dividends and interest on shareholders’ equity: not applicable

Inflation adjustment of the proposed dividend amounts and interest on the proposed interest on shareholders’ equity: not applicable

The declaration dates for the payment of dividends and interest on shareholders’ equity, which shall be considered as the record date, pursuant to the Dividend Policy: not applicable

6. Interest on shareholders’ equity declared on April 14, 2014	Total gross value of R$0.898904129 per outstanding share, either common or preferred (Class “A” and golden share), in the form of interest on shareholders’ equity Payment Date: April 30, 2014.

7. Dividends and interest on shareholders’ equity declared on October 16, 2014

Total gross value of R$0.990876867 per outstanding share, either common or preferred (Class “A” and golden share), being the gross amount of R$0.6508355627 as interest on shareholders’ equity and the amount of R$0.3400441240 as dividends.

Payment Date: October 31, 2014.

		2014		2013		2012

8. Provide a comparative table indicating the following amounts per outstanding share of each type and class: a) net income of this current fiscal year and the previous 3 (three) years; b) dividends and interest on shareholders’ equity as distributed in the previous 3 (three) fiscal years.

	Net income per outstanding share	R$	0.19	R$	0.03	R$	2.03
	Dividends and interest on shareholders’ equity per share	R$	1.889780996	R$	1.808382882	R$	1.828805334
	Net remuneration to shareholders’ per share	R$	1.657320033	R$	1.578257475	R$	1.653582699

	Ps: Equal amounts to all types and classes of shares.

9. Allocation of profits to legal reserve

Amounts allocated to the legal reserve: R$47,719,220.70

Description of the calculation of the legal reserve:

Before any other allocation, 5% of the net profits of the fiscal year must be placed in this reserve, which is limited to 20% of the paid up capital, in accordance with Article 193 of the Brazilian Corporation (Law 6,404/76) and Article 42 of Vale’s Bylaws.

The allocation to this may not be recorded in the year in which the balance of the legal reserve plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital which has been not reached yet.

10. Preferred shares entitled to fixed or minimum dividends

Description of the calculation formula:

Pursuant to Article 5, Paragraph 5 of the Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of the Bylaws as per the following criteria:

(a)                   priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them;

(b)                   right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above.

The fiscal year’s profit is enough for the full payment of the fixed or minimum dividends.

There are no cumulative installments outstanding.

As of December 31, 2014, the reference value for the annual minimum dividend of the preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$ 1,792,763,468.29 corresponding to R$0.911085781 per outstanding preferred share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,697,845,380.27, corresponding to R$0.862848230, per outstanding preferred share, whichever is higher.

11. Mandatory Dividend

Describe the method of calculation provided for in Vale’s Bylaws:

Pursuant to Article 42 of Vale’s Bylaws, after the allocation to the legal reserve, the destination of the remaining portion of the net income calculated at the end of each fiscal year shall, by Management proposal, be submitted to the General Shareholders Meeting. The amount, paid or credited, as interest on shareholders equity, according to Article 9, § 7 of Brazilian Law 9,249 and other applicable legislation and regulation, may be accrued to the mandatory dividend and to the minimum annual dividend of the preferred shares, and such amount, for all legal purposes, shall form the sum of the dividends to be distributed by the Company.

The proposal for distribution of profits shall include the following reserves: (i) Tax Incentive Reserve, to be constituted in accordance with applicable fiscal legislation;(ii) Investments Reserve, for the purpose of ensuring the maintenance and development of the main activities which comprise the Company’s corporate purpose, in an amount not greater than 50% (fifty percent) of distributable net profit and limited to the amount of the Company’s share capital.

At least 25% of the net annual income, adjusted as per law, shall be devoted as dividends.

The mandatory dividend was paid in full.

Retained amount: Not applicable.

12. In the event of retention of the mandatory dividend due to the Company’s financial condition: (a) inform the retained amount; (b) provide a detailed description, of the Company’s financial condition, including aspects related to the analysis of liquidity, working capital and positive cash flows/ and (c) justify the retention of dividends.

Not applicable.

13. In the event of allocation of profits to the contingencies reserve: (a) indicate the amount allocated to such reserve; (b) indicate the contingencies deemed as probable loss  and its cause; (c) explain why the loss was deemed probable; and (d) justify the constitution of the reserve.

Not applicable.

14. In the event of allocation of profits to the unrealized income reserve: (a) inform the amount allocated to such reserve; and (b) inform the nature of the unrealized profit that gave rise to the reserve.

Not applicable.

15. In the event of allocation of profits to the statutory reserves: (a) describe the Bylaws provisions which established the reserve; (b) identify the amount allocated to the reserve; and (c) describe the calculation of such amount.

Article 43 of the Bylaws provides that the proposed allocation of profits shall observer the constitution of the following reserves:

I – Tax Incentives Reserve, to be constituted in accordance with fiscal legislation in force;

II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

There is no net income remaining after allocation to distribute the amounts relating to the Legal Reserve, the Reserve Tax Incentive and payment of dividends interest on shareholders’ equity on April30,2014 and October 31, 2014.

16. Retained earnings provided for in the Investment Budget	Not applicable.

17. Destination of profits to the Tax Incentive Reserve	The amount of R$161,770,077.08 was allocated to the Tax Incentive Reserve.

Vale is entitled to an income tax reduction on profits arising from exploration profits granted, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 related to tax incentives granted for the extraction of iron ore in the State of Pará; (c) Establishmnet Report  #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão and (d) Report Establishing #074/2014 related to tax incentives granted to the extraction of nickel at Ourilândia do Norte in the State of Pará.

Vale also benefits from a Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to reinvest part of the income tax due in the acquisition of equipment for the operational plants located in areas where SUDAM and SUDENE areas act upon.

According to the tax law (article #545 of the Income Tax Regulation) the amount benefited and not paid to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity, to be used exclusively for increase capital or to absorb losses.

As mentioned above and based on article 195-A of Law#6,404, included by Federal Law #11,638, we propose the allocation of R$161,770,077.08 to that Reserve, equal to total tax not collected by Vale due to fiscal benefits mentioned above.

BOARD OF DIRECTOR´S REPORT ON MANAGEMENT REPORT AND ON THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the managements’ report as well as of the financial statements for the fiscal year ended December 31, 2014, unanimously resolved to approve such proposal.

Due to the resolution above, the Board of Directors is favorable to the submission of such documents to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2015.

Rio de Janeiro, February 25, 2015.

Dan Conrado	Marcel Juviniano Barros
Chairman	Director

Robson Rocha	Sérgio Alexandre Figueiredo Clemente
Director	Director

Luiz Maurício Leuzinger	Oscar Augusto de Camargo Filho
Director	Director

Isao Funaki	João Batista Cavaglieri
Director	Director

BOARD OF DIRECTOR’S REPORT ON PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2014

The Board of Directors of Vale S.A. (“Vale”), after conducting the analysis of the Executive Officer Board’s proposal for the destination of profits earned in the fiscal year ended December 31, 2014, is favorable to the submission of such proposal to the shareholders resolution at the Ordinary General Shareholder Meeting to be held in April, 2015.

Rio de Janeiro, February 25, 2015.

Dan Conrado	Marcel Juviniano Barros
Chairman	Director

Robson Rocha	Sérgio Alexandre Figueiredo Clemente
Director	Director

Luiz Maurício Leuzinger	Oscar Augusto de Camargo Filho
Director	Director

Isao Funaki	João Batista Cavaglieri
Director	Director

OPINION OF THE FISCAL COUNCIL ON THE ANNUAL REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014.

The Fiscal Council of Vale S.A. (“Vale”), in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Comprehensive Income, Statement of Cash Flows, Statement of Changes in Stockholders’ Equity, Statement of Added Value and the respective Notes of the Financial Statements relative to the fiscal year ended December 31, 2014 and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance with applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 25th, 2015.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Dyogo Henrique de Oliveira
Counselor	Counselor

OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR THE DESTINATION OF EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2014

The Fiscal Council of Vale S.A. (“Vale”) in carrying out its legal and statutory duties, having examined the Proposal of the Board for the destination of earnings for the year ended 31 December, 2014, is of the opinion that the mentioned information that should be approved by the Annual Stockholders’ General Meeting of the Company.

Rio de Janeiro, February 25th, 2015.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Counselor

Aníbal Moreira dos Santos	Dyogo Henrique de Oliveira
Counselor	Counselor

CNPJ 33.592.510/0001-54

NIRE 33.300.019.766

EXTRACT OF MINUTES OF REGULAR MEETING OF THE FISCAL COUNCIL

On February 25th, 2015, at 9:30 am, met, ordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, Rio de Janeiro, in person, Messrs. Marcelo Amaral Moraes – Chairman, Aníbal Moreira dos Santos, Arnaldo José Vollet, and by conference call Mr. Dyogo Henrique de Oliveira. Present, also, Mr. Cleber Santiago, as secretary. Therefore, the Fiscal Council was informed upon following subjects:

15 – GENERAL ISSUES:

15.1 – ISSUANCE OF OPINION ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A. FOR THE 2014 FINANCIAL YEAR: The Fiscal Council, having previously read the Board of Directors’ Report and Executive Board’s Proposal for Distribution of Net Profits for the financial year ended December 31, 2014, issued an “OPINION OF THE FISCAL COUNCIL ON THE BOARD OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS OF VALE S.A, ON DECEMBER 31, 2014” and an “OPINION OF THE FISCAL COUNCIL ON THE PROPOSAL FOR DISTRIBUTION OF PROFITS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2014”.

I hereby attest that the information above were excerpted from the Minutes taken from the Registry of the Minutes of the Fiscal Council of Directors Meetings of the Company.”

Rio de Janeiro, February 25th, 2015.

Cleber Santiago

Secretary of the Fiscal Council

BY-LAWS

VALE S.A.

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph - Vale, its shareholders, directors, executive officers and members of the Fiscal Council are also subjected to the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Level 1 Listing Rules”).

Article 2 - The purpose of the company is:

I.                            the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.                       the building and operation of railways and the exploitation of own or third party rail traffic;

III.                  the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.                   the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.                        the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.                   the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.              constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.

Av. Graça Aranha, 26, 15º, 20005-900  Rio de Janeiro  RJ  Brasil  Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais) corresponding to 5.244.316.120 (five billion, two hundred and forty-four million, three hundred and sixteen thousand and one hundred and twenty) shares, being R$47,420,608,861.89 (forty-seven billion, four hundred and twenty million, six hundred and eight thousand, eight hundred and sixty-one Reais and eighty-nine cents), divided into 3,217,188,402 (three billion, two hundred and seventeen million, one hundred and eighty-eight thousand and four hundred and two) common shares and R$29,879,391,138.11 (twenty-nine billion, eight hundred and seventy-nine million, three hundred and ninety-one thousand, one hundred and thirty-eight Reais and eleven cents), divided into 2,027,127,718 (two billion, twenty-seven million, one hundred and twenty-seven thousand, seven hundred and eighteen) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

§ 1 -              The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 -              The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 -              Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 -              The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5 -                 Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§6 -                 Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 - The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares.

§ 1 -              The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 -              At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 -              Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I.         change of name of the company;

II.        change of location of the head office;

III.      change of the corporate purpose with reference to mineral exploitation;

IV.      the winding-up of the company;

V.                        the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.                   any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.              any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 -              An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 -              The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 -              Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.

Sole Paragraph - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§1 -         The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as

the case may be, provided that the investiture of such administrators is subject to prior subscription of the Term of Consent of Administrators in accordance with the provisions of the Level 1 Listing Rules, as well as in compliance with the applicable legal requirements.

§2 -         The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§3 -         The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.

§4 -         The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§5 -         The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II - Committees hereinafter.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§1 -         The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§2 -                          Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I - common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II - preferred shares representing at least 10% (ten percent) of share capital.

§3 -                          Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4 -                          The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5 -                          From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6 -                          The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them, subject to Art. 10, §3.

§7 -                          In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8 -                          Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§9 -                          During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§10 -                   Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11 -                   Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§12-                      With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13 -                   Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14 -                   The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

§1 -                          The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2 -                          The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III — Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I.                                          electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.                                  distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.                             assigning the functions of Investor Relations to an Executive Officer;

IV.                              approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.                                   approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.                              establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.                         approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.                    approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.                             monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.                                  approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.                             issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.                        with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.                   approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.                    approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.                         approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.                    approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.               selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.          appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.                   approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.                        overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.                   approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.              approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.         approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.                approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.                     establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVI.                approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.           establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.      approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.               approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.                  authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.               expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.          authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.     approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

§1 -                          The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2 -                          The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

§1 -                          The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2 -                          The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II — Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined by the Board of Directors.

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3 - During their management, members of the committees may be removed from office by the Board of Directors.

Subsection III — Workings

Article 19 - Standards relating to the workings of each committee shall be defined by the Board of Directors.

§1 -                          The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§2 -                          The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV — Responsibilities

Article 20 — The Board of Directors shall determine the duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles.

Article 21 - The Executive Development Committee shall be responsible for:

I -                        issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II -                   analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the administrators and the restatement of the model of the remuneration of members of the Executive Board;

III -              submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board;

IV -               aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and

V -                    follow-up of the development of the succession plan for the Executive Officers.

Article 22 - The Strategic Committee shall be responsible for:

I -                        recommending the strategic guidelines and the strategic plan of the Company;

II -                   recommending investment and/or divestiture opportunities;

III -              recommending operations relating to amalgamation, split-off and merger of the company and of its controlled subsidiaries .

Article 23 - The Finance Committee shall be responsible for:

I -                        evaluate the risk policies and the internal financial control systems of the company;

II -                   evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company;

III -              evaluate the annual budget and the annual investments plan of Vale;

IV -               evaluate the annual funding plan and the risk exposure limits of the company;

V -                    evaluate the risks management process of the company; and

IV -               follow-up of the financial execution of capital expenditure projects and ongoing budget.

Article 24 - The Accounting Committee shall be responsible for:

I -                        issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

II -                   tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

III -              evaluating the procedures and results of the internal audit, in respect to best practices, when requested by the Board of Directors;

IV -               aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal auditing of the company.

Article 25 - The Governance and Sustainability Committee shall be responsible for:

I -                                   evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II -                               submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators;

III -                         evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties;

IV -                          evaluating proposals for modifying Policies which are not attributed to other committees, of the Bylaws and the Internal Regiments of Vale’s Advisory Committees;

V -                               analyzing and proposing improvements to the company’s Sustainability Report;

VI -                          evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision;

VII -                     aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (Ouvidoria) of the Company;

VIII -                aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (Ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct.

SECTION III - EXECUTIVE BOARD

Subsection I — Composition

Article 26 - The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§1 -                          The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2 -                          The Executive Officers shall have their individual duties defined by the Board of Directors.

§3 -                          The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.

Subsection II — Workings

Article 27 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º -                      In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º -                      In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings,  for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º -                      Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the  Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º -                      Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 28 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 29 - The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 30 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 31 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

§1 -                          When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2 -                          Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3 -                          The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities

Article 32 - The Executive Board shall be responsible for:

I -                        approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II -                              preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III -                         complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV -                          preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V -                               preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI -                          planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII -                     identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII -                identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX -                         preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X -                              submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI -                         defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII -                    preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII -               adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV -                preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV -                     authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI -                authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII -           propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII -  authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX -               authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX -                    establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI -               establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1 -                          The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 -                       The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 - The responsibilities of the Chief Executive Officer are to:

I -                                   take the chair at meetings of the Executive Board;

II -                              exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III -                         coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV -                          select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V -                               coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI -                          indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;

VII -                      keep the Board of Directors informed about the activities of the company;

VIII -                together with the other Executive Officers, prepare the annual report and draw up the balance sheet;

Article 34 - The Executive Officers are to:

I -                                    organize the services for which they are responsible;

II -                              participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III -                         comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV -                          contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.

Article 35 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 -                       Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 -                       The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3                              In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 -                        Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.

CHAPTER V - FISCAL COUNCIL

Article 36 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 37 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 38 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;

§ 1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:

(i)                                     to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)                                  to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)                               to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)                              to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

§ 2º - For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3º - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 40 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 41 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 42 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.

Article 43 - The proposal for distribution of profit shall include the following reserves:

I.                                       Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force.

II.                                  Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 45 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 46 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

Report on the proposed amendment to the Bylaws of Vale S.A.

Below is a report in table format, detailing the origin of, and justification for, the proposed amendments to the Company’s Bylaws and analyzing their possible legal and economic effects:

Current text of By-laws	Proposed text for By laws	Justification

“Article 20 - The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.”	“Article 20 — The Board of Directors shall determine the duties of the committees, including, but not limited to the ones set forth in Article 21 and subsequent articles.”	This is merely a change of wording to make it clearer that the Board of Directors shall determine the duties of the Advisory Committees, including those specified in Vale’s By-laws.

Legal and Economic Effects. There are, therefore, no legal or economic effects to be evaluated.

“Article 21 - The Executive Development Committee shall be responsible for:	“Article 21 - The Executive Development Committee shall be responsible for:

I - issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;	I - issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II - analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the	II - analyzing and issuing reports to the Board of Directors on the proposal for the distribution of the annual, global budget for the remuneration of the	This covers a change in the text to specify that the Committee will examine both the proposed distribution of the annual global budget for Administrators remuneration as

Current text of By-laws	Proposed text for By laws	Justification
Executive Board;	administrators and the restatement of the model of the remuneration of members of the Executive Board;	well as the adequacy of the remuneration model of the Executive Directors.

III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and	III - submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board;

IV - issuing reports on health and safety policies proposed by the Executive Board.”	IV - aiding the Board of Directors with the definition of goals for the performance evaluation of the Executive Officers; and

The exclusion of the duty is justified by the fact that the Governance and Sustainability Committee will have the duty of evaluating any proposal for amendment of the Company’s Policies in general.

It is proposed, therefore, that the Committee assist in setting targets for evaluating the performance of the Board of Executive Officers, in line with the duties contained in paragraphs II and III above.

V - follow-up of the development of the succession plan for the Executive Officers.”

The inclusion of this new duty aims to meet the highest standards of corporate governance.

Legal Effect. The proposed changes result in improvement of Vale’s corporate governance. These amendments clarify and expand the role of the Committee, with the goal of

Current text of By-laws	Proposed text for By laws	Justification
focusing its work and, consequently, making it more effective. Economic Effect. There is no economic effect to be evaluated.

“Article 22 - The Strategic Committee shall be responsible for:	“Article 22 - The Strategic Committee shall be responsible for:

I - issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;	I - recommending the strategic guidelines and the strategic plan of the Company;

This is a change in the wording to (i) emphasize that the Committee will recommend strategic guidelines and the strategic plan for Vale and not merely issue an opinion; (ii) simplify it with the exclusion of time limitations and of the statement that such guidelines and plan would be proposed by the Executive Officers.

II - issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;	II - recommending investment and/or divestiture opportunities;	The proposal is to transfer this duty to the Finance Committee.

III - issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors; and		This is a change in wording to (i) emphasize that the Committee will recommend opportunities for investment and divestiture

IV - issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive

Current text of By-laws	Proposed text for By laws	Justification
Board to the Board of Directors.”		for Vale and not merely issue an opinion; (ii) simplify it with the exclusion of the statement that such opportunities would be proposed by the Executive Officers.

III - recommending operations relating to amalgamation, split-off and merger of the company and of its controlled subsidiaries.”

This is a change in wording to (i) emphasize that the Committee will recommend mergers, split-offs and amalgamation transactions; (ii) simplify it with the exclusion of shareholdings purchases, since said duty is already implicit in item II above, which deals with investment opportunities.

Legal Effect. The proposed changes result in improvement of Vale’s corporate governance of Vale. These amendments clarify and expand the role of the Committee, with the goal of focusing its work and, consequently, making it more effective.

Economic Effect. There is no economic effect to be evaluated.

“Article 23 - The Finance Committee shall be	“Article 23 - The Finance Committee shall be

Current text of By-laws	Proposed text for By laws	Justification
responsible for:	responsible for:

I - issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company; and	I - evaluate the risk policies and the internal financial control systems of the company;	This is a change in wording to (i) emphasize that the Committee will evaluate the risk policies; (ii) give it a wider scope, covering all of the Company’s risk policies

II -      issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.”

II -      evaluate the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company;

This is a change in wording to emphasize that the Committee will assess the compatibility between the level of remuneration of the shareholders and the parameters established in the budget and in the financial programming.

	III - evaluate the annual budget and the annual investments plan of Vale;	The inclusion of this new duty, formerly assigned to the Strategic Committee, is justified by the fact that this is primarily a financial matter.

	IV - evaluate the annual funding plan and the risk exposure limits of the company;	The inclusion of this new duty aims to broaden the scope of discussion in the Committee about the company’s funding plan and the limits of its risk exposure.

Current text of By-laws	Proposed text for By laws	Justification
	V - evaluate the risks management process of the company; and	The inclusion of this new duty aims to broaden the discussion regarding the company’s procedures for risk control in the Committee;

IV - follow-up of the financial execution of capital expenditure projects and ongoing budget.”

The inclusion of this new duty aims to expand the visibility of the Committee regarding the financial execution of the company’s capital projects and ongoing budget.

Legal Effect. The proposed changes result in improvement of Vale’s corporate governance. These amendments clarify and expand the role of the Committee, with the goal of focusing its work and, consequently, making it more effective.

Economic Effect. There is no economic effect to be evaluated.

“Article 24 - The Accounting Committee shall be responsible for:	“Article 24 - The Accounting Committee shall be responsible for:

Current text of By-laws	Proposed text for By laws	Justification
I - recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors;	I - issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;	This matter was transferred to paragraph IV with a change in wording.

II - issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;	II - tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

III - tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; and”	III - evaluating the procedures and performance of the internal audit, in respect to best practices, when requested by the Board of Directors;	The inclusion of this duty aims to increase the visibility of the Committee with regards to procedures and the performance of the internal audit.

	IV - aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible	Considering that the internal audit reports directly to the Board of Directors, the proposal is that the members of the Committee support the latter not only in the process of choosing

Current text of By-laws	Proposed text for By laws	Justification
for the internal auditing of the company.”

the internal auditor but also in the evaluation of his or her annual performance

Legal Effect. The proposed changes result in improvement of Vale’s corporate governance. These amendments clarify and expand the role of the Committee, with the goal of focusing its work and, consequently, making it more effective.

Economic Effect. There is no economic effect to be evaluated.

“Article 25 - The Governance and Sustainability Committee shall be responsible for:	“Article 25 - The Governance and Sustainability Committee shall be responsible for:

I - evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;	I - evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II - submitting improvements to the code of ethics and in the management system in order to	II - submitting improvements to the Code of Ethics and Conduct and to the management system in order to avoid conflicts of interests between the company and its shareholders or	This is merely an update of the name for Vale’s Code of Ethics and Conduct.

Current text of By-laws	Proposed text for By laws	Justification
avoid conflicts of interests between the company and its shareholders or company administrators; and	company administrators;

III - issuing reports on potential conflicts of interest between the company and its shareholders or administrators, and	III - evaluating related party transactions submitted for resolution of the Board of Directors, as well as issuing reports on potential conflicts of interest involving related parties;	The proposed amendment aims to increase the involvement of the Committee in matters relative to related parties transactions.

IV -    issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.”

IV - evaluating proposals for modifying Policies which are not attributed to other committees, of the Bylaws and the Internal Regiments of Vale’s Advisory Committees;

This amendment aims to make the Committee’s duties broader regarding evaluating proposed amendments to any company policies which are not specifically assigned as duties of other Committees, as well as to provide that the Committee will assess proposals for amending the Bylaws and the Internal Regulations of the Advisory Committees.

	V - analyzing and proposing improvements to the company’s Sustainability Report;	The inclusion of this new duty aims to increase the effectiveness of the Committee in matters involving sustainability.

Current text of By-laws	Proposed text for By laws	Justification
	VI - evaluating Vale’s performance regarding sustainability aspects and proposing improvements based on a long-term strategic vision;	The inclusion of this new duty aims to increase the effectiveness of the Committee in matters involving sustainability.

VII -   aiding the Board of Directors, if requested by them, in the process of appointing and evaluating the annual performance of the person responsible for the internal ombudsman (Ouvidoria) of the Company;

Considering that the Ombudsman reports directly to the Board of Directors, the proposal is for the members of the Committee to support the latter in the process of choosing the Ombudsman and also in the evaluation of his annual performance.

VIII - aiding the Board of Directors, if requested by them, in the process of evaluating the internal ombudsman (Ouvidoria) of the Company when dealing with matters involving the Ombudsman channel (Canal de Ouvidoria) and violations to the Code of Ethics and Conduct.”

The inclusion of this duty aims to increase the visibility of the Committee with regards to the Ombudsman and the issues involving the Ombudsman channel and violations of the Code of Ethics and Conduct and to support the Board of Directors in this task.

Current text of By-laws	Proposed text for By laws	Justification

Legal Effect. The proposed changes result in improvement of Vale’s corporate governance. These amendments clarify and expand the role of the Committee, with the goal of focusing its work and, consequently, making it more effective.

Economic Effect. There is no economic effect to be evaluated.

VALE’S PERFORMANCE IN 2014

Rio de Janeiro, February 26, 2015 — In 2014, Vale S.A. (Vale) established several production records, completed eight capital projects, reduced investments by US$2.254 billion compared to 2013(1), negotiated a strategic partnership in the Mozambique coal business and, also paid US$4.2 billion in dividends, preserving a healthy capital structure.

2014 was a year with solid performance despite the challenges due to the decrease in commodities price

•                  Annual production records of ore, copper, and gold and the second best mark in nickel since 2008.

•                  Ore offer of 331.6 Mt(2), including record production of 319.2 Mt, mainly due to the record production in Carajás, of 119.7 Mt

•                  Nickel production of 275,000 t, the largest since 2008

•                  Copper production of 379,700 t, with Salobo ramp-up achieving 98,000 t production

•                  Gold production of 321,000 oz.

•                  Record ore and pellet sales (313.6 Mt) and gold (351,000 oz.) and the largest nickel sales since 2008 (272,000 t).

•                  Adjusted EBITDA of R$ 31.134 billion in 2014, with a 36.5% decrease from R$ 49.027 billion in 2013, especially due to lower commodities prices, with negative impact on the 2014 adjusted EBITDA of R$ 25.564 billion.

•                  Base metals adjusted EBITDA summed R$ 5.929 billion in 2014, a 69.9% increase compared to 2013, with nickel prices and copper volumes more than compensating the lower price scenario for copper in 2014.

•                  Fertilizers adjusted EBITDA increased from -R$ 152 million in 2013 to R$ 654 million in 2014, despite lower prices and volume of sales.

•                  Primary earnings of R$ 10.092 billion in 2014 after excluding non-recurring effects from (a) exchange variations and money losses (-R$ 5.445 billion); (b) impairment of assets (-R$ 2.713 billion); (c) losses from currency swap and interest rate (-R$ 1.760 billion); (d) mark-to-market of debentures (-R$ 665 million); (e) waiver of lands associated to the renewal of the operating license of PTVI in Indonesia (-R$ 441 million), and others.

•                  Reduction of investments for the fourth consecutive year, with US$ 2.254 billion drop, from US$ 14.233 billion in 2013¹ to US$ 11.979 billion in 2014.

•                  Improvement in Health and Safety indicators, showing a drop in the Total Recordable Injury Frequency Rate (TRIFR), from 2.6 to 2.3.(3)

2014 was also a year of important achievements to cement the path towards strong cash flow generation

•                  Receipt of licenses to expand the N4WS mine located in Carajás, supporting our ore production plan for 2015 and 2016.

(1)  Including US$ 602 million in investments on VLI in 2013.

(2)  Including 12.3 Mt from the acquisition of minerals from third parties and excluding production attributable to Samarco.

(3)  Per million of worked hours.

•                  Conclusion of eight projects, most of them delivered on time and under agreed upon budgets (Tubarão VIII, Serra Leste, the distribution center in Malaysia, Vargem Grande, the 5th line in Brucutu, Salobo II, Nacala and Long Harbour).

•                  Investment agreement with Mitsui, under which Mitsui shall acquire 15% of Vale shares held in
Vale Moçambique (Moatize Mine) and 50% of Vale share in the Nacala Logistic Corridor, with estimate impact of US$3.7 billion due to the reduction in indirect investments made by Vale in the projects and cash receipt by Vale.

•                  Extension of PTVU operation license to 2045.

For 2015, we optimized our capital investment plan and intensified simplification of the corporate structure and efforts to increase productivity and cut costs, while we accelerate divestments and partnership initiatives to unblock value and build the basis for cash flow generation even more solid from 2017 onwards.

SELECTED FINANCIAL INDICATORS (1)

In R$ million	2012	2013	2014
Operating revenue	92,934	103,027	89,911
EBIT(2)	28,276	38,238	19,724
EBIT(2) margin (%)	31.0	37.7	22.3
EBITDA(2)	37,337	49,027	31,134
Primary earnings (3)	20,540	26,740	10,092
Primary earnings per share (R$)	4.02	5.19	1.96
Exports (US$ million)	28,267	29,183	23,357
Net exports (US$ million)	26,495	27,637	22,093

(1) In this report, years 2012 and 2013 were adjusted retroactively due to the sale of VLI

(2) Excluding non-recurrent effects

(3) Excluding non-recurrent and non-cash effects

EBITDA RECONCILIATION

R$ million	2012	2013	2014
Consolidated
EBITDA Composition
Net profit	9,524	(258)	219
Net income	8,239	18,442	14,753
Income tax and social contribution	(2,595)	15,249	2,600
LAJIR (EBIT)	15,168	33,433	17,572
Depreciation, amortization, and depletion	8,129	8,953	10,108
LAJIDA (EBITDA)	23,297	42,386	27,680
Equity in joint ventures and affiliates	(1,241)	(999)	(1,141)
Impairment of assets	8,211	5,390	2,713
Impairment of investments	4,002	—	71
Loss in realized non-current assets held for sale	1,036	508	—
Gain (loss) in the sale of investments on affiliates	—	(98)	68
Loss in asset measurement	—	484	441
Dividends	932	1,836	1,302
Discontinued operations	—	(480)	—
CFEM Provision	1,100	—	—
Adjusted LAJIDA (Adjusted EBITDA)	37.337	49.027	31.134
Dividends	(932)	(1.836)	(1.302)
Depreciation, amortization, and depletion	(8.129)	(8.954)	(10.108)
Adjusted LAJIR (Adjusted EBIT)	28.276	38.238	19.724

DEBT INDICATORS

Vale has maintained a healthy balance, with low leverage, high interest rate coverage, average long term and low cost debt.

Total debt was US$28.807 billion on December 31, 2014, with US$559 million reduction compared to US$29.366 billion on September 30, 2014 and US$848 million reduction compared to US$29.655 billion on December 31, 2013. Our cash position was US$4.122 billion and net debt, US$24.685 billion on December 31, 2014.

After interest and currency swap transactions, Vale’s gross debt on December 31, 2014 was comprised 35% of debts at floating interest and 65% of debt at fixed interest, while 96% of our debt was denominated in North-American dollars.

In 2015, US$982 million in debt is due, and Vale holds over US$9 billion in available lines of credit.

The average term of the debt remained almost stable, at 9.1 years. The average debt cost, after above-mentioned hedge operations, increased slightly to 4.54% a year compared to 4.50% on September 30, 2014.

Interest rate coverage, measured by the adjusted LTM(4) EBITDA/LTM interest payment index was 8.6x compared to the 11.1x reported on September 30, 2014.

The leverage, measured by the total debt/adjusted LTM(2) EBITDA ratio, was 2.2x on December 31, 2014. The total debt/enterprise value ratio increased to 43.8% on December 31, 2014, compared to 38.6% in the previous quarter, due to the decrease in Vale’s market value(5).

DEBT INDICATORS

In US$ million	2012	2013	2014
Gross debt	30,546	29,655	28,807
Net debt	24,468	24,331	24,685
Gross debt / LTM EBITDA(1) (x)	1.6	1.3	2.2
EBITDA(1) / interest payment (x)	14.7	14.7	8.6
Gross debt / EV	22.5%	28.6%	43.8%

EV = market capitalization + net debt

(1) Excluding non-recurrent effects

(4) LTM (last twelve months)

(5) Information on market value based on Bloomberg data on December 31, 2014.

CORPORATE SOCIAL RESPONSIBILITY

Vale’s mission is to transform natural resources into prosperity and sustainable development, and its goal is to be the number one global natural resources company to generate long-term value with excellence, with passion for the people and the planet.

For us, sustainable development means to capture innumerable growth opportunities while acknowledging the planet’s physical limitations. We believe that, for this purpose, the company and the society need to work together, sharing the value.

Our sustainability agenda has a central role in the Company’s strategic planning process. Vale defined priority areas where to act, among which emissions reduction, use of land and biodiversity, water, residues, community relationship and local development. Vale is also committed to the promotion of a sustainability agenda to our suppliers and clients and to promote sustainable development in partnership with governments and society.

The total amount applied to social environmental responsibility summed US$6.4 billion in 2010-2014. In 2014, the investments on corporate social responsibility were US$1,135 billion, comprised by US$865 million in protection and environmental conservation and US$270 million in social programs.

In 2014, for the fourth consecutive time, Vale was selected to participate in BM&F Bovespa’s ISE — Entrepreneurial Sustainability Index, and continued to participate in the ICO2 — Carbon Efficiency Index.

Vale also continues to appear among the companies with the best transparency marks for sharing information about climate change among Latin American companies that are part of the Global 500 and that fill out the do CDP(6) questionnaire.

To promote advances in our sustainability management, we have established global policies, such as the Sustainable Development Policy, the Human Rights Policy, the Climate Change Adapting and Mitigation Policy, and the Health and Safety Policy.

Vale has in its variable compensation program, indicators of the Sustainability Action Plan (PAS) focused on the environment, direct and indirect power indicators and critical social issues for operating unities linked to themes that seek to continually improve the company’s assets in regards to sustainability.

Every year we publish our Sustainability Report based on the Global Reporting Initiative (GRI)’s largely applied methodology, with the purpose of making transparent its performance in the sustainability agenda. The last version of Vale’s Sustainability Report, for 2013, is available in Vale website, and in the iPad application, Vale Investors&Media, which can be downloaded for free at the App Store.

(6)  CDP is a non-profit organization whose purpose is to promote companies and cities and to spread environmental information to reduce impacts on the environment and natural resources.

INVESTING TO CREATE VALUE

In 2014, Vale’s investments (maintenance and execution) summed US$11,979 billion. This corresponds to a US$2,254 billion reduction relative to the US$14,233 billion invested in 2013(7). US$7,920 billion were invested in project execution, and US$ 4,059 billion in the maintenance of existing operations.

As projects are delivered, Vales is consistently reducing investment in project execution, from US$9,648 billion in 2013 to US$7,920 billion in 2014. Ferrous minerals corresponded to approximately 55% of project execution investment and, together with coal and base metals they corresponded to more than 30% of the total.

Operations maintenance investment has remained stable in the last 4 years, reaching US$4,059 billion in 2014, that is 2.0% of our asset base. Ferrous minerals corresponded to 55% and base metals corresponded to 28% of our investments in maintenance.

In December 2014, we entered into an investment agreement with Mitsui, under which we will reduce our share in the Moatize mine from 95% to 81%, and in the Nacala Logistic Corridor from 70% to approximately 35%, upon conclusion of this transaction. The agreement will allow us to reduce our needs for direct investment in both projects and receive cash funds, in amount subject to the values of a project finance under discussion.

US$ million	2012	2013	2014
Projects	11,580	9,648	7,920
Maintenance of existing operations	4,616	4,585	4,059
Total	16,196	14,233	11,979

INVESTMENT PER BUSINESS AREA

US$ million	2012	2013	2014
Bulk materials	9,033	8,661	9,420
Ferrous minerals	7,883	7,150	7,084
Coal	1,150	1,511	2,337
Non-ferrous minerals	3,694	3,027	1,589
Fertilizers	1,837	1,159	321
Logistic services	592	602	—
Energy	292	214	160
Steel	348	315	222
Others	402	255	267
Total Excluding R&D	16,196	14,232	11,979

(7)  Including US$602 million in investments in VLI in 2013.

VALUE GENERATION FOR THE SHAREHOLDER

In the past ten years (2005-2014), Vale’s total shareholder return (TSR) was 16,9%, per year in dollars.

In 2014, Vale’s share performance was negatively influenced by a drop in commodities prices and by expectation of a lower Chinese economy growth. Vale’s market value dropped from US$79.2 billion in 2013 to US$41.0 billion on December 31, 2014.

During the year we distributed US$4.2 in dividend and interest rates on equity. The dividend yield was the highest among large mining and metal companies, with 11.8% to preferred shares and 10.3% to common shares
(source: Bloomberg).

Between 2005-2014, Vale paid US$38.7 billion in dividends and equity interest to its shareholders, corresponding to 30.0% of what was invested in our operations and acquisitions during that period.

POLICY REGARDING INDEPENDENT AUDITORS

Vale has specific internal procedures to pre-approve services outsourced to external auditors, for the purpose of avoiding conflicts of interest and loss of objectivity by independent external auditors.

Vale’s policy, regarding Independent Auditors, for services unrelated to the external audit is grounded in principles that protect its independence. In line with the best corporate governance practices, all services provided by our independent auditors are backed by a letter of independence issued by auditors pre-approved by the Fiscal Council.

As Per Instruction CVM 381/2003, the services outsources to external auditors from the company KPMG Independent Auditors for a period of three years starting on April 2014, relative to the 2014 fiscal year for Vale and its subsidiaries were the following:

Fees in R$ thousands	Vale e subsidiaries	%(*)
Accounting Audit	11,678
Sarbanes Oxley Law Audit	1,103
Audit Services (**)	681
Total External Audit Services	13,462
Other (**)	102	0.8%

(*) Percentage compared to the fee of external auditing services

(**) These services, in their majority, are higher for periods of time shorter than one year.

10. Director Comments

10.1. General Financial and Equity Conditions

Financial information included in this Reference Form, except expressly otherwise noted, refers to consolidated financial statements of years ending on December 31, 2012, 2013, and 2014.

Information in this item 10 in the Reference Form should be read and analyzed jointly with our consolidated financial statements, available at our website (www.vale.com.br) and the website of Comissão de Valores Mobiliários (www.cvm.gov.br).

a.             General Financial and Equity Conditions

In 2014, Vale net operational revenue was R$ 88.3 million, and the operational margin (prior to the recoverable values of noncurrent assets and loss in the measuring of the sale of noncurrent assets) was 22.3%. The operational profit was R$ 16.6 billion in 2014, an approximate 50% reduction compared to the operational profit in 2013, mainly due to a drop in ore prices. Continuous Company efforts to cut costs, investment discipline and focus on core business were seen this year. Vale had a 11.9% reduction in net operational costs (including SG&A, research and development, pre-operational and stoppage, as well as other costs), corresponding to R$ 1.277 billion, relative to 2013. This drop was due mainly to the reduction of costs related to operation stoppage and optimization in the Company’s cost structure, after adjustments made in 2013. Additionally, in 2014, Vale had a reduction of 49.7% in the impairment of assets, R$ 5.390 billion in 2013 to R$ 2.713 billion in 2014, due to return on the Onça Puma operation. Cash generation, measured in Adjusted EBITDA(1), was R$ 31.1 billion in 2014.

In 2013, as a result of the Company’s focus on investments in world-class assets, several adjustments were made, among the non-realization of the potash project (PRC) in Argentina, and the sale of the company Tres Valles, as described in Explanatory Note no. 7 of the Company’s 2013 Accounting Statements. Besides, Vale also reported an operation in the Tax Recovery Program — REFIS, which substantially involved all of the claims related to income tax collection and social contributions on capital gains of subsidiary and associated companies abroad, whose loss expectations were classified as possible. Such factors negatively affected our financial performance in 2013, resulting in financial indicators reduction relative to what was obtained in 2012. In this scenario, we had a net loss of R$ 258 million in 2013; relative to 2012’s net profit of R$ 9.4 billion.

2012 was a very challenging year for the world’s economy, which, amidst a cloud of uncertainties, grew below the long-term trend for the second consecutive year. One of the consequences of the adverse macroeconomic scenario was the general drop in the price of minerals and metals, with the exception of gold, a very valuable metal whose prices are influenced by other factors. The iron ore price became very volatile, showing great low volatility particularly in the third quarter.

Regarding the main conditions of the Company, it is worth noting that on December 31, 2014, the total net debt was R$ 66.354 billion, compared to R$ 56.520 billion, R$ 50.444 billion, respectively on December 31, 2013 and 2012. Despite the increase on the net debt in reais in the period between 2012 and 2014, the absolute debt in dollars decreased a little, from US$ 30.546 billion on December 31, 2012 to US$ 29.655 billion on December 31, 2013 and US$ 28.807 billion on December 31, 2014. The increase in the net debt in reais is due to real devaluation against the US dollar and the lower cash position on December 31, 2014 compared to December 31, 2013.

(1) Adjusted EBITDA excluding non-recurrent effect.

On December 31, 2014, the current liquidity index of the Company (which is the index found by dividing the current asset by the current liability) was 1.56, compared to 2.25 on December 31, 2013 and 1.78 on December 31, 2012. The decrease in the liquidity index in 2014 compared to two years before resulted mainly from lower cash generation from operational activities due to the lower price of most commodities.

In the same period, the Company debt index, which is found by dividing the current and noncurrent liabilities by total assets on December 31, 2014, was 0.52 compared to 0.48 on December 31, 2013 and 0.43 on December 31, 2012. This behavior demonstrates the exchange variation over the debt.

On December 31, 2014 the Company had controlling shareholders’ equity of R$ 146.414 billion compared to R$ 148.346 billion on December 31, 2013 and R$ 149.664 billion on December 31, 2012. Shareholders’ equity suffered a slight variation, mainly justified by the use of the net profit of the year to pay the shareholders’ compensation and set forth provisions.

In 2014, 2013 and 2012, Vale delivered to its shareholders dividends in the amount of US$ 4.2 billion, US$ 4.5 billion and US$ 6.0 billion, respectively.

Ferrous minerals sales — iron ore, pellets, manganese ore and ferroalloy,— represented 68.4% of total net operating revenues in the year ended on December 31, 2014, relative to 74.6% in the year ended on December 31, 2013, after the general load was discontinued. In contrast, in 2012, these sales represented 73.7% of our total net operating revenue.

Basic metals participation in the total net revenue was 20.6% in 2014 compared to 15.5%, after discontinuation of the general load in 2013. In turn, in 2012, the participation was 15.3%.

Fertilizer revenue was 6.4% in 2014 compared to 6.0%, after discontinuation of the general load in 2013. In 2012, fertilizer revenue was 7.7%.

Other products represent 4.6% of the 2014 total operating net revenue, relative to 3.9% in 2013. In 2012, the contribution was 3.3%.

	Fiscal year end on December 31
Business segments	2012	2013	2014
Bulk Materials	73.7%	74.6%	68.4%
Basic Metals	15.3%	15.5%	20.6%
Fertilizers	7.7%	6.0%	6.4%
Others	3.3%	3.9%	4.6%
Total	100.0%	100.0%	100.0%

In 2014, operating profit, measured by the adjusted EBIT(2) reached R$ 19.724 billion compared to R$ 38.238 billion and R$ 28.276 billion in 2013 and 2012, respectively.

(2) EBIT excluding non-recurrent effects.

In 2014, the Company’s adjusted EBITDA(3) was R$ 31.134 billion compared to R$ 49.027 billion and R$ 37.337 billion in 2013 and 2012, respectively.

Adjusted EBITDA

	Fiscal year end on December 31
In R$ Billion	2012		2013		2014
Net Operating revenue	91.269		101.490		88.275
Adjusted EBIT	28.276	(1)	38.238	(1)	19.724
Adjusted EBITDA	37.337	(1)	49.027	(1)	31.134
Net profit (loss) of the term/year	9.391		(0.258)		0.219
Remuneration to shareholder (parent company)	11.596		9.319		9.739

(1) Excludes non-recurring effects

EBITDA

	Fiscal year end on December 31
In R$ billions	2012	2013	2014
Net profit (loss) for the year	9.391	(0.258)	0.219
Tax on profits	(2.595)	15.249	2.600
Net finance results	8.239	18.442	14.753
EBIT (Earnings Before Income and Taxes)	15.035	33.433	17.572
Depreciation, amortization, and depletion	8.129	8.953	10.108
EBITDA (Earnings Before Income, Taxes, Depreciation, and Amortization)	23.164	42.386	27.680

Adjusted EBITDA reconciliation

	Fiscal year end on December 31
In R$ billions	2012	2013	2014
EBIT	15.035	33.433	17.572
Depreciation, amortization and depletion	8.129	8.953	10.108
EBITDA	23.164	42.386	27.680
Results from share participation in associated companies	(1.241)	(0.999)	(1.141)
Dividends	0.932	1.836	1.302
Gain(loss) in the sale of noncurrent assets and result from the sale or write-off of shares in joint ventures and affiliates	1.036	0.410	0.509
Reduction in noncurrent assets’ recoverable value (Impairment) and investments	12.213	5.390	2.784
CFEM	1.100	—	—
Loss from phased out operations	0.133	0.004	—
Adjusted EBITDA	37.337	49.027	31.134
Depreciation, amortization and depletion	(8.129)	(8.953)	(10.108)
Dividends	(0.932)	(1.836)	(1.302)
Adjusted EBIT	28.276	38.238	19.724

(3) Adjusted EBITDA excluding non-recurrent effect.

b.         Capital Structure

On December 31, 2014, 2013, and 2012, our equity was R$ 149.601 billion, R$ 152.121 billion, and R$ 152.909 billion; our gross debt added was R$ 76.517 billion, R$ 68.977 billion, and R$ 61.856 billion; and our cash position was R$ 10.555 billion, R$ 12.465 billion, and R$ 11.918 billion; our financial investments were R$ 0.392 billion, R$ 0.008 billion, and R$0.506 billion, and our gross debt index and obligations with third parties/shareholders’ equity and participation of non-controlling shareholders was 51.7%, 47.9%, and 42.7%.

i. Hypotheses of Redemption

ii. Redemption Value Method

Our by-laws do not authorize the application of profits or reserves to redeem or amortize shares. Additionally, on the date of this Reference Form, our Management does not intend to call a Special Shareholders’ Meeting for this purpose.

c.             Payment Capacity in Relation to the Financial Commitments Assumed

Vale enjoys a healthy financial position, supported by strong cash generation, ample liquidity, availability of short- and long-term credit facilities, and a portfolio of debt with low risk. This position gives us the capacity to easily pay our financial commitments.

The leverage, measured by the gross debt/ /adjusted(4) EBITDA, showed reduction, as the following table illustrates:

	Fiscal year end on December 31
In R$ billions	2012	2013	2014
Operating Income - EBIT	15.035	33.433	17.572
Depreciation/ Amortization	8.129	8.953	10.108
EBITDA	23.164	42.386	27.680
Results from share participation in associated companies	(1.241)	(0.999)	(1.141)
Dividends received	0.932	1.836	1.302
Gain (loss) in measurement from noncurrent assets’ sales	1.036	0.410	0.509
Measurement loss and reduction in assets’ recoverable value (Impairment)	12.213	5.390	2.784
CFEM	1.100	—	—
Loss from phased out operations	0.133	0.004	—
Adjusted EBITDA	37.337	49.027	31.134

Gross debt	61.856	68.977	76.517

Leverage (measure by the gross debt/adjusted EBITDA ration	1.7	1.4	2.5

For more information on the EBITDA and adjusted EBITDA reconciliation, see item 10.1(a) above.

The gross debt/EV(5) ratio was 43.8% on December 31, 2014, compared to the 28.6% on December 31, 2013, and 22.4% on December 31, 2012, while the index of interest coverage, measured by the indicator EBITDA/payment of interest, was 11.6x on December 31, 2014, 13.8 on December 31, 2013 and 14.5x on December 31, 2012.

(4) Excluding non-recurrent items

(5) EV, enterprise value, equals the sum of the company’s market capitalization with the net debt.

	on December 31
In R$ Billion	2012	2013	2014
Gross debt	61.856	68.977	76.517
Cash position *	11.918	12.465	10.555
Financial investments	0.506	0.008	0.392
Net debt	50.444	56.520	66.354

* Includes cash and cash equivalent with maturity up to 90 days.

d.             Source of financing for working capital and investments in non-current assets

The sources of funds utilized by Vale in the last three years were generation of operating cash, loans and financing, and issue of bonds and securities, convertible or not, launched in the capitals market and sale of investments.

Operating activities from continuing operations generated cash flows of R$ 27.792 billion in 2014, compared to R$ 31.876 billion in 2013, and R$ 32.143 billion in 2012. Operating cash flow suffered a reduction in 2012 determined mainly by price drops in our products. In 2013, operating cash flow suffered variation mainly due to the gold stream operation outsourced in February 2013 with Silver Wheaton Corp. (“SLW”) to sell 70% of the payable gold flows produced as a byproduct in the nickel mines in Sudbury — Coleman, Cooper Cliff, Creighton, Garson, Stobie, Totten and Victor — for a 20 year term, and with Silver Wheaton (Caymans) Ltd. to sell 25% of the payable gold flows produced as a by-product in the copper mine in Salobo for the longevity of the mine. In 2014, the operating cash flow suffered variation mainly due to the drop of the price of ore and pellets

Among other more relevant operations in the three-year period, the following are highlighted:

•                       In December 2014, Vale acquired exporting prepayment with the Bank of China, in the amount of US$ 300 million. The total term of this operation is 6 years and by December 31, 2014 there was no disbursement related to this operation.

•                       In May 2014, Vale signed a new funding agreement with the BNDES in the amount of R$ 6.2 billion. This agreement refers to the deployment of S11D and CLN S11D projects. The financing shall be in effect for ten years and funds will be disbursed in up to three years, according to the projects schedule. By December 31, 2014, R$ 1.9 billion were disbursed under this agreement.

•                       In January 2014, Vale issued infrastructure debentures in the amount of US$ 376.5 million (equivalent to R$ 1.0 billion). Infrastructure debentures are to be adjusted and will pay annual interest, according to IPCA + 6.46% per year (equivalent to NTN-B 2020 — 0.15%), IPCA + 6.57% per year (equivalent to NTN-B 2022 — 0.10%), IPCA + 6.71% per year (equivalent to NTN-B 2024 + 0%) and IPCA + 6.78% per year (equivalent to NTN-B 2030 + 0%), and mature in 2021, 2024, 2026, and 2029, depending on the series.

•                       In January 2014, Vale acquired a financing in the amount of US$ 775 million with the Canadian agency EDC. The financing was divided into two tranches that are in effect for 5 and 7 years. The amount was fully disbursed by December 31, 2014.

•                       In December 2013, Vale issued R$ 650 million in export credit notes from Brazilian commercial banks with maturity in 2023.

•                       In October, November and December 2013, Vale acquired export pre-payments with maturity in five and seven years, linked to future sales, totaling US$ 1.4 billion (equivalent to R$ 3.2 billion).

•                       In July 2013, Vale signed a financing contract with Banco Safra, a BNDES financing agent, in the amount of R$ 109.3 million. This contract is for the purchase of domestic equipment and was fully disbursed by December 31, 2014.

•                       In July 2013, Vale acquired a new revolving credit facility in the amount of US$ 2.0 billion (equivalent to R$ 4.7 billion), with a five year maturity in a best effort transaction.

•                       In October 2012, Vale issued an export credit note in the amount of R$ 2.5 billion from a Brazilian commercial bank that has a 10 year maturity. The amount was fully paid on December 31, 2012.

•                       In October 2012, Vale Fertilizantes signed a new contract with BNDES in the amount of R$ 88.6 million. This contract was to supplement resources in the project for the expansion of phosphoric and sulfuric acid production capacity at the industrial plant located in Uberaba (MG) —“Phase III,” as well as for the expansion of the phosphate concentrate production capacity in Tapira (MG) and Catalão (GO).

•                       In September 2012, Vale priced the offer of US$ 1.5 billion (equivalent to R$ 3.5 billion) in bonus. The bonus has a 5.625% coupon per year, paid every six months, and they were prices at 99.198% of the bond’s face value. The bonus matures in September 2042 and they were issued with a 300 points base spread over US Treasure bonds, resulting in a performance of 5.681% per year to the investor.

•                       In September 2012, BNDES approves a financing contract in the amount of R$ 3.9 billion to Vale, to implement the CLN 150 Mtpa project, whose purpose is to expand to 150 million tons per year the transport and shipping capacity of iron ore in Vale’s Northern System, which includes the Carajás Railroad (EFC) and the railroad and maritime terminals in Ponta da Madeira, in the states of Pará and Maranhão. The financing payments will follow the projects execution schedule. On December 31, 2014, Vale had paid US$ 1.3 billion (equivalent to R$ 3.3 billion) from this line of credit.

•                      In August 2012, Vale International signed a pre-paid export contract with a commercial bank in the amount of US$ 150 million (equivalent to R$ 351 million), with maturity 5 years after payment. On December 31, 2013, Vale International had fully paid the line.

•                      In July 2012, Vale priced the offer of € 750 million (equivalent to R$ 2.4 billion in 10.5 years bonus). Vale will used net resources from this offer for general corporate purposes. The notes maturing in 2023, the amount of € 750 million (equivalent to R$ 2.4 billion) have a 3.75% coupon per year, paid annually, and they were price at 99.608% of the bond’s face value. The bonus matures on January 10, 2023 and they were issued with an 180 base point spread on the € mid-swap, or with a 225.7 base point spread on the return of German Bund bonds, resulting in a performance of 3.798% per year for the investor.

•                       In April 2012, Vale priced the bonus offer from its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.9 billion), guaranteed by Vale. The bonus were consolidated in a single series with Vale Overseas bonus issued on January 11, 2012, at US$ 1.0 billion (equivalent to R$ 2.3 billion) with a 4.375% coupon and maturity in 2022. The bonus issued in April will have a 4.375% coupon per year, paid every six months, at a price that is 101.345 % of the bond’s face value. These bonus mature in January 2022 and they were issued with a 200 base-point spread on US Treasury bonds, resulting in a performance of 4.205% per year for the investor.

•                       In January 2012, Vale priced the bonus offer from its full subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.3 billion). The bonus have a 4.375% coupon per year, paid every six months, at a price that is 98.804 % of the bond’s face value. These bonus mature in January 2022 and they were issued with a 255 base-point spread on US Treasury bonds, resulting in a performance of 4.525% per year for the investor.

e.                                       Potential sources of financing used for working capital and for investments in non-current assets for coverage of liquidity deficiency

In the regular course of business, Vale’s principal need for funds refers to capital investments, payments of dividends and debt service. The sources of funds frequently used are operating cash flow and financing.

The main sources of financing to cover liquidity deficiency are the facilities related to the export transactions offered by local banks (Advance on Foreign Exchange Contract — ACCs, and Advance on Delivered Exchange Instruments - ACEs).

Vale has, moreover, revolving lines of credit available that may be used at the option of the debtor. In 2013, Vale obtained another revolving line of credit in the amount of US$ 2.0 billion (equivalent to R$ 4.7 billion), with maturity period of 5 years, totaling, in lines of this type, available on December 31, 2014, $US$ 5.0 billion (equivalent to R$ 13.3 billion), that may be used by Vale, Vale Canada Ltd. (Vale Canada), and Vale International S.A. (Vale International). In years ended on December 31 2012 and 2014, Vale did not contract revolving facilities.

By December 31, 2014, Vale had not used any of this available credit.

f.                                        Indebtedness levels and composition of such debts

On December 31, 2014, the total debt was R$ 76.517 billion, with a tranche of R$ 3.485 billion guaranteed by Vale’s assets, with an average maturity period amortization of 9.1 years and an average cost of 4.5% per year in US dollars.

DEBT STRUCTURE	ON DECEMBER 31,
In R$ billion	2012	2013	2014
Gross debt	61.856	68.977	76.517
Tranche guaranteed by assets of Vale	5%	5%	5%
Average term of amortization (in years)	10.14	9.89	9.10
Average cost (in US dollars)	4.6%	4.6%	4.5%

Since July 2005, Vale has been considered investment grade. Vale currently has the following credit risk ratings: BBB+ (Standard & Poor’s), Baa2 (Moody’s), BBB high (Dominion Bond Ratings) and BBB+ (Fitch).

i.                                         Relevant loan and financing contracts

The most important categories of the total debt of the Company are presented below. The values presented exclude the accumulated costs.

•                       Loans and financing contracted in US dollars (R$ 18.7 billion, R$ 15.5 billion, and R$ 11.7 billion on December 31, 2014, 2013, and 2012, respectively). These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

•                       Fixed income instruments issued in US dollars (R$ 35.3 billion, R$ 32.4 billion, and R$ 27.8 billion on December 31, 2014, 2013, and 2012, respectively). Vale issued several debt securities in the capital market, inclusive through its wholly owned subsidiary Vale Overseas in the total amount of US$ 12.8 billion (equivalent to R$ 30.0 billion). The subsidiary Vale Canada issued debt securities in the amount of US$ 700 million (equivalent to R$ 1.6 billion).

•                       Fixed income instruments issued in euros (R$ 4.8 billion, R$ 4.8 billion and R$ 4.0 billion on December 31, 2014, 2013, and 2012, respectively). Vale issued debt securities in the capital market in the total amount of €1.5 Billion (equivalent to R$ 4.8 billion).

•                       Other debts (R$ 16.5 billion, R$ 15.2 billion, and R$ 17.5 billion on December 31, 2014, 2013, and 2012, respectively). The Company has several loans acquired in Brazil, mainly with the BNDES and some private Brazilian banks, as well as loans and financing in other currencies.

ii.                                     Other long-term relationships with financial institutions

Vale and its associated and subsidiary companies have a commercial relationship in the normal course of their business with some of the main financial institutions in the country, according to regular financial market practices.

iii.                                 Degree of subordination among debts

There is no degree of contractual subordination among the Company’s unsecured financial debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Additionally, considering the total of current and non-current liabilities of the Company, the R$ 156.329 billion or 97.8%, corresponded to unsecured debts on December 31, 2014 (compared to R$ 136.350 billion or 97.6% on December 31, 2013 and R$ 110.964 billion, or 97.4% on December 31, 2012). Such amounts are subject to the preference of Company obligations that appear as collateral, including mortgage of assets totaling, on December 31, 2014, R$ 3.485 or 2.2 % of the total of current and non-current liabilities of the Company, relative to the amount of R$ 3.410 billion or 2.4% on December 31, 2013 and R$ 2.963 billion or 2.6% on December 31, 2012.

iv.                                  Any restrictions that might be imposed on the issuer in particular, in relation to limits of indebtedness and contracting the company’s debts, the distribution of dividends, the disposal of assets, the issue of new securities and the transfer of corporate control

Some long-term financial instruments contain obligations related compliance with financial indicators. The main indicators are: (i) debt on Earnings Before Interest Tax, Depreciation and Amortization (EBITDA), and (ii) interest coverage. Vale is in conformity with the levels required for the indicators. It is believed that the current clauses will not significantly restrict the capacity to contract new debts to meet capital needs. Additionally, no clause directly restricts the ability to distribute dividends or interest on own equity. For more information on these financial indices, please see item 3.7 of this Reference Form

g.                                      Limits of use of financing already contracted

Infrastructure debentures issues by the Company and certain financing contracts signed by Vale establish restrictions in connection with the use of funds. The following is a description of the relevant infrastructure debentures and financing contracts:

					Percentage	Disbursement
Date	Counterparty	Allocation	Value		Used	of funds
5/19/2014	BNDES	Funding of S11D and CLN S11D projects	R$	6.2 billion	30%	The credit is available in tranches, according to the projects schedule

01/15/2014	N/A	Used in the reimbursement of spending, expenses and/or debt related to the Southeastern Railroad Branch of the Pará Project (RFSP)	R$	1.0 billion	100%	The entire infrastructure debentures issued by the Company have already been subscribed and paid

12/27/2013	BNDES	Financing for the Tecnored Investment Plan	R$	136.7 million	54%	Credit is provided in tranches according to the project’ schedule

06/15/2013	Banco J. Safra	Financing for equipment	R$	109.31 million	100%	Credit is provided in tranches according to the project’ schedule

10/19/2012	BNDES	Financing for Vale Fertilizantes Project	R$	88.63 million	100%	Credit is provided in tranches according to the project’ schedule

09/24/2012	BNDES	Financing for CLN150 Project	R$	3.88 million	86%	Credit is provided in tranches according to the project’ schedule

8/04/2011	Banco Bilbao Viscaya, Banco Santander, BNP Paribas, Citibank Europe, Credit Agricole, HSBC, Natixis, and Societé Generale	Financing for the acquisition of ships with the Korean shipbuilders Daewoo and Sungdong	R$	1.404 billion	82%	The credit was provided in tranches according to the ship delivery schedule, and the remaining unused balanced was cancelled

9/09/2010	Exim Bank of China Limited	Financing for the acquisition of ships from the shipbuilder Rongsheng	R$	3.264 billion	86%	The credit is provided in tranches according to the schedule of payments contemplated in the construction contract

4/01/2008	BNDES	investments made in Brazil	R$	7.3 billion	67%	67% The credit is provided in tranches according to the project schedule

h.                                      Significant alterations in each item of the financial statements

Analysis of Operating Results, 2014 vs. 2013

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2013 and December 31, 2014:

					Variation
					(%)
(in R$ billion)	Fiscal year ended on December 31,				(2013 x
Income statement	2013	AV (%)(1)	2014	AV (%)(1)	2014)
Net Operating Revenues	101.490	100.0	88.275	100.0	(13.0)
Cost of products and services	(52.511)	(51.7)	(59.087)	(66.9)	12.5
Administrative and sales expenses	(2.804)	(2.8)	(2.603)	(3.0)	(7.2)
Research and development	(1.745)	(1.7)	(1.738)	(2.0)	(0.4)
Pre-operational and shutdown opertion	(4.035)	(4.0)	(2.563)	(2.9)	(36.5)
Other net operating expenses	(2.157)	(2.1)	(2.560)	(2.9)	18.7
Reduction of noncurrent assets recoverable value	(5.390)	(5.3)	(2.713)	(3.1)	(49.7)
Gain (loss) in the measurement or noncurrent assets sale	(0.508)	(0.5)	(0.441)	(0.5)	(13.2)
Operating Revenues	32.340	31.9	16.570	18.7	(48.8)
Result of corporate participations	0.999	1.0	1.141	1.3	14.2
Result of disposal of shares in joint ventures and associated companies	0.098	0.1	(0.068)	—	n/a
Net financial result	(18.442)	(18.2)	(14.753)	(16.7)	(20.0)
Reduction of investments recoverable value	—	n/a	(0.071)	—	n/a
Income before income tax and social contribution	14.995	14.8	2.819	3.3	(81.2)
Taxation on profits	(15.249)	(15.0)	(2.600)	(3.0)	(82.9)
Losses from discontinued operations	(0.004)	—	—	—	n/a
Net income (loss) in the year	(0.258)	(0.2)	0.219	0.3	n/a

(1) Relative to the net operating revenue.

Year ending on December 31, 2013 compared to the year ended on December 31, 2014

Revenues

The net operating revenue reached R$ 88.275 billion in 2014, compared to R$ 101.490 billion in 2013, corresponding to a 13% decrease. The revenue decrease was mainly due to the drop in commodities prices, partially offset by the increase in the volume of iron ore sales resulting from the ramp-up of ore projects.

Iron Ore

The revenue from the sales of ore decreased by 26.0%, from R$ 61.271 billion in 2013 to R$ 45.341 billion in 2014, especially due to the drop in ore price. This drop was mainly offset by the increase in sales volume, with the ramp up of some ore projects.

Pellets

The revenue from the sale of pellets decreased by 4.4%, from R$ 12.972 billion in 2013 to R$ 12.397 billion in 2014, due to the drop in the price reference index of ore IODEX partially offset by the increase in the quality premium attributed to pellets.

Manganese ore and ferroalloys

The revenue from the sale of manganese and ferroalloys decreased by 18.2%, from R$ 1.140 billion in 2013 to R$ 0.933 billion in 2014, due to the drop in volume and prices.

Coal

The revenue from the sale of coal decreased by 20.5%, from R$ 2.188 billion in 2013 to R$ 1.740 billion in 2014, due to the drop in prices and suspension of operations of Integra and Isaac Plains, partially offset by the increased volume in Moatize. Suspension of operations of Integra and Isaac Plains was due to the economic unviability of the current market conditions.

Base Metals

Nickel and other products

There was a 17.0% increase in the revenue from these products, from R$ 12.566 billion in 2013 to R$ 14.703 billion in 2014, especially due to the increase in nickel price, responding to the demand cycle, and the increase volume of sales of nickel, due to the return of production at Onça Puma, after recovery of the furnace.

Copper

The revenue from the sale of copper increased by 8.0%, from R$ 3.180 billion in 2013 to R$ 3.434 billion in 2014, due to the increased sales volume driven by the ramp-up of Salobo II, copper operation in Brazil.

Fertilizers

Potash

The revenue from the sale of potash decreased by 16.4%, from R$ 434 million in 2013 to R$ 363 million in 2014, due to the decrease in sales volume and prices due to the lower demand resulting from weak conditions in the global market of fertilizers.

Phosphate

The revenue from the sale of phosphate decreased by 4.1%, from R$ 4.443 billion in 2013 to R$ 4.259 billion in 2014, due to the decrease prices due to the lower demand resulting from weak conditions in the global market of fertilizers.

Nitrogen

The revenue from the sale of nitrogen decreased by 17.2%, from R$ 990 million in 2013 to R$ 820 million in 2014, partially due to the sale of the company Araucária in 2013.

Other products and services

The revenue from other products and services increased by 26.9%, from R$ 1.850 billion in 2013 to R$ 2.347 billion in 2014, due to the drop in the sale of steel.

Costs of Business Areas

Comments on the Cost of Business Areas

The cost of product sold was R$ 50.003 billion in 2014, a R$ 5.523 billion increase compared to R$ 44.480 billion in 2013, especially due to exchange variation and greater volume sold. The cost of ferrous minerals increased by R$ 5.082 billion (19.7%) and the cost of base metals increased by 747 million (7.5%), both increases especially due to the greater volume sold. Moreover, costs with coal and fertilizers increased by R$ 29 million and reduced by R$ 293 million, respectively.

Costs related to each business area are detailed below:

CPV BY BUSINESS AREA
in R$ million	2013	2014
Ferrous	25,758	30,840
Base metals	10,088	10,835
Coal	2,485	2,514
Fertilizers	4,699	4,406
Others	1,450	1,408
Cost with no depreciation	44,480	50,003

It is important to note that all amounts mentioned were considered after discounting depreciation.

Sales and administrative expenses

Sales and administrative expenses decreased by 7.2%, from R$ 2.804 billion in 2013 to R$ 2.603 billion in 2014, especially due to the continuous simplification of our corporate structure.

Research and development expenses

Research and development expenses remained stable, from R$ 1.745 billion in 2013 to R$ 1.738 billion in 2014.

Noncurrent asset impairment

In 2014, asset impairment totaled R$ 2.713 billion mainly due to Vale Fertilizantes and Vale BSGR Limited, in the amount of R$ 5.593 billion, and the review in the impairment of Onça Puma, which was registered in 2012, in the amount of R$ 4.295 billion. Impairment in 2013 registered in the amount of R$ 5.390 billion refers mainly to the suspension of the Rio Colorado

Project (“PRC”) in the amount of R$ 4.963 billion and pelleting plants in the amount of R$ 427 million.

Pre-operational and operation stoppage expenses

In 2014, pre-operational and operation stoppage expenses were R$ 2.563 billion, representing a R$ 1.472 billion decrease compared to 2013, especially due to lower expenses with the Rio Colorado and Long Harbor Projects.

Other operational expense/income

Other operational expenses increased by 18.7%, from R$ 2.157 billion in 2013 to R$ 2.560 billion in 2014. If excluding the transaction nonrecurring positive effect of the sale of 25% of payable gold flow produced as byproduct of the copper mine of Salobo during the mine life, and 70% of payable gold flow produced as byproduct of the nickel mines in Sudbury — Coleman, Copper Cliff, Creighton, Garson, Stobie, Totten, and Victor paid in the first quarter in 2013, expenses would decrease by 3.4% from 2013 to 2014.

Loss in the measurement or sale of noncurrent assets

The result of the sale of assets decreased by 13.2%, from R$ 508 million in 2013 to R$ 441 million in 2014. In 2013, the result referred to the loss in the sale of Tres Valles, while in 2014 the loss referred to the termination of the area of Vale Canada Limited. For more information, see explanatory note 30 in the Company financial statement.

Result from shareholding

The result from shareholding increased by 14.2%, from R$ 999 million in 2013 to R$ 1.141 billion in 2014, especially due to discontinued consolidation of VLI into Vale results.

Net Financial Results

Net income decreased by 20.0%, from R$ 18.442 billion expense in 2013 to R$ 14.753 billion expense in 2014, due to the impact of the Fiscal Recovery Program — REFIS (“REFIS”), registered in 2013.

Taxation on profits

In 2014, the net income tax expense was R$ 2.600 billion, compared to R$ 15.249 billion in 2013, basically due to company results abroad taxed at rates other than the ones applicable to the controlling company and the inability to reduce the impairment of certain assets.

Net profit attributable to controlling shareholders

Net loss in the amount of R$ 258 million in 2013 turned into net profit of R$ 219 million in 2014, especially due to factors mentioned above.

Analysis of equity accounts

in R$ billion

		AV		AV	Variation (%)
	2013	(%) (1)	2014	(%) (1)	(2013 x 2014)
Current
Assets

Cash and cash equivalents	12.465	4.3	10.555	3.4	(15.3)
Short-term investments	0.008	—	0.392	—	n/a
Derivatives financial instruments	0.471	0.2	0.441	0.1	(6.4)
Accounts Receivable	13.360	4.6	8.700	2.8	(34.9)
Related parties	0.611	0.2	1.537	0.5	151.6
Inventory	9.662	3.3	11.956	3.9	23.7
Taxes on estimated profit	5.563	1.9	4.200	1.4	(24.5)
Taxes to be refunded	3.698	1.3	4.515	1.5	22.1
Advances to suppliers	0.292	0.1	0.256	0.1	(12.3)
Others	2.151	0.7	1.524	0.5	(29.1)
Non-current assets held for sale	8.822	3.0	9.669	3.1	9.6
	57.103	19.6	53.745	17.4	(5.9)

Non-current

Related Parties	0.253	0.1	0.093	—	(63.2)
Loans and financing	0.564	0.2	0.609	0.2	8.0
Legal deposits	3.491	1.2	3.370	1.1	(3.5)
Taxes on profits to be refunded	0.899	0.3	1.271	0.4	41.4
Taxes on profits deferred	10.596	3.6	10.560	3.4	(0.3)
Taxes to be refunded	0.668	0.2	1.064	0.3	59.3
Derivatives financial instruments	0.329	0.1	0.231	0.1	(29.8)
Deposit for incentives and reinvestment	0.447	0.2	0.180	0.1	(59.7)
Others	1.730	0.6	1.693	0.5	(2.1)
	18.977	6.5	19.071	6.1	0.5

Investments	8.397	2.9	10.978	3.6	30.7
Intangibles	16.096	5.5	18.114	5.9	12.5
Fixed Assets	191.308	65.5	207.507	67.0	8.5
	234.778	80.4	255.670	82.6	9.1
Total Assets	291.881	100.0	309.415	100.0	6.0

(1) Relative to asset total

Liabilities and shareholders’		AV		AV	Variation (%)
equity	2013	(%) (1)	2014	(%) (1)	(2013 x 2014)

Current
Accounts Payable to suppliers and contractors	8.837	3.0	11.566	3.8	30.9
Salaries and employment taxes	3.247	1.1	3.089	1.0	(4.9)
Derivatives financial instruments	0.556	0.2	3.760	1.2	576.3
Loans and financing	4.158	1.4	3.768	1.2	(9.4)
Related Parties	0.479	0.2	0.813	0.3	69.7
Taxes on profit — Refinancing Program	1.102	0.4	1.213	0.4	10.1
Taxes to be refunded	0.766	0.3	1.461	0.5	90.7
Taxes on estimated profit	0.886	0.3	0.937	0.3	5.8
Pension and retirement benefits	0.227	0.1	0.177	—	(22.0)

Asset retirement obligation	0.225	0.1	0.361	0.1	60.4
Other	0.985	0.3	1.074	0.3	9.0
	21.468	7.4	28.219	9.1	31.4

Liabilities related to non-current assets held for sale	1.050	0.4	0.294	—	(72.0)
	22.518	7.8	28.513	9.2	26.6
Non-current

Derivatives financial instruments	3.496	1.2	4.276	1.4	22.3
Loans and financing	64.819	22.2	72.749	23.6	12.2
Related Parties	0.011	—	0.288	0.1	n/a
Pension and retirement benefits	5.148	1.8	5.941	1.9	15.4
Legal provisions	2.989	1.0	3.405	1.1	13.9
Taxes on profit — Refinancing Program	15.243	5.2	15.572	5.0	2.2
Taxes on profits deferred	7.562	2.6	8.874	2.9	17.3
Asset retirement obligation	5.969	2.0	8.588	2.8	43.9
Participation Debentures	4.159	1.4	4.584	1.4	10.2
Non-controlling shareholders’ redeemable share	0.646	0.2	0.645	0.2	(0.2)
Others	7.200	2.5	6.379	2.0	(11.4)
	117.242	40.1	131.301	42.4	12.0
Shareholders’ Equity
Class A preferred shares - 7,200,000,000 authorized shares, with no par value and 2,027,127,718 issued (2013 - 2,108,579,618)	29.475	10.1	47.421	15.3	60.9
Common shares - 3,600,000,000 authorized shares, with no par value e 3,217,188,402 issued (2013 - 3,256,724,482)	45.525	15.6	29.879	9.7	(34.4)
Treasury shares - 59,405,792 preferred shares (2013 - 140,857,692) and 31,535,402 common shares (2013 — 71,071,482)	(7.838)	(2.7)	(2.746)	(0.9)	(65.0)
Operating results with non- controlling shareholders	(0.840)	(0.3)	(0.970)	(0.3)	15.5
Result from share conversion/issuance	0.050	—	0.050	0.0	0.0
Equity valuation adjustment	(2.815)	(1.0)	(5.000)	(1.6)	77.6
Accumulated conversion adjustment	15.527	5.3	24.248	7.8	56.2
Accumulated profits	69.262	23.8	53.085	17.3	(22.8)
Total controlling shareholders’ equity	148.346	50.8	146.385	47.3	(1.3)
Non-controlling shareholders’ interest	3.775	1.3	3.187	1.1	(15.6)
Total equity	152.121	52.1	149.601	48.4	(1.7)
Total liabilities and equity	291.881	100.0	309.415	100.0	6.0

(1) Relative to total liabilities and shareholders’ equity.

Position on December 31, 2013 compared to the position on December 31, 2014

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2014, the Company had 55% of assets related to Brazilian reais, 12% to US dollars, 19% to Canadian dollars and 14% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the real by 13 % against the US dollar between December 31, 2013 and 2014.

Current Assets

Cash and cash equivalents

The 15.3% decrease, from R$ 12.465 billion on December 31, 2013 to R$ 10.555 billion on December 31, 2014, occurred as a function of the non-recurring transaction related to the sale of 25% of payable gold flow in 2013 and the negative impact from the drop of commodities prices in the generation of operational cash flow in 2014, partially offset by the increase of volume and reduction of expenses.

Inventories

The 23.7% increase, from R$ 9.662 billion on December 31, 2013 to R$ 11.956 billion on December 31, 2014, was mainly due to the ramp up of the distribution center in Malaysia, as well as exchange variation.

Taxes on estimated profit

Taxes on estimated profit decreased by 24.5%, from R$ 5.563 billion on December 31, 2013 to R$ 4.200 billion on December 31, 2014, due to offset values of income tax and social contribution.

Non-current assets held for sale and discontinued operations

The sale of assets totaled R$ 9.669 billion on December 31, 2014, refers mainly to the divestment in power generation assets and share held in the assets in Nacala, comparing to R$ 8.822 billion on December 31, 2013 refers to the sale of power generation assets and general load.

Noncurrent Assets

Deferred taxes on profit

The amount of deferred taxes on profits decreased by 0.3%, from R$ 10.596 billion on December 31, 2013 to R$ 10.560 billion on December 31, 2014, due to fiscal loss.

Investments

Investments increased by 30.7%, from R$ 8.397 billion on December 31, 2013 to R$ 10.978 billion on December 31, 2014, reflecting the investment increase on affiliates due to the consolidation of Vale Logística da Argentina S.A. which investment was partially sold and the remaining portion is no longer consolidated.

Fixed Assets

Fixed assets increased by 8.5%, from R$ 191.308 billion on December 31, 2013 to R$ 207.507 billion on December 31, 2014, due to Capex execution, mainly the S11D project, including the Integrated Logistic Corridor of Nacala - CLN and partial impairment of assets related to Onça Puma in 2012.

Current liabilities

Accounts payable to suppliers and contractors

Accounts payable to suppliers and contractors increased by 30.9%, from R$ 8.837 billion on December 31, 2013 to R$ 11.566 billion on December 31, 2014, was basically due to the extension on the average due date of payments.

Derivatives

Derivatives increased by 576.3%, from R$ 0.556 billion on December 31, 2013 to R$ 3.760 billion on December 31, 2014, basically due to appreciation of US dollar against real, with a loss in swap mark-to-market, which goal is to reduce the volatility of cash flow.

Loans and financing

The 9.4% reduction in the long-term loan current debt, from R$ 4.158 billion on December 31, 2013 to R$ 3.768 billion on December 31, 2014, was due to the due date of long term debts, acquired in reais.

Liabilities related to non-current assets held for sale and discontinued operations

Liabilities related to non-current assets held for sale decreased by 72.0%, from R$ 1.050 billion on December 31, 2013 to R$ 0.294 billion on December 31, 2014, due to the conclusion of the general load sale and negotiation at the Nacala corridor with Mitsui.

Noncurrent Liabilities

Derivatives

Derivatives increased by 22.3%, from R$ 3.496 billion on December 31, 2013 to R$ 4.276 billion on December 31, 2014, basically due to appreciation of US dollar against real, with a loss in swap mark-to-market, which goal is to reduce the volatility of cash flow.

Loans and financing

Loans and financing increased by 12.2%, from R$ 64.819 billion on December 31, 2013 to R$ 72.749 billion on December 31, 2014, reflecting exchange variation, as considerable portion of loans were acquired in foreign currency.

Provisions for contingencies

Provisions for contingencies increased by 13.9%, from R$ 2.989 billion on December 31, 2013 to R$ 3.405 billion on December 31, 2014, reflecting the changes to the prognosis of part of the lawsuits where Vale appears as party.

Obligations for asset retirement

Obligations for asset retirement increased by 43.9%, from R$ 5.969 billion on December 31, 2013 to R$ 8.588 billion on December 31, 2014, was due to the reduction in the discount rate and annual revision of realized estimates.

Debentures

Debentures increased by 10.2%, from R$ 4.159 billion on December 31, 2013 to R$ 4.584 billion on December 31, 2014, due to mark-to-market.

Shareholders’ Equity held by Controlling Shareholders

Shareholders’ equity held by controlling shareholders decreased by 1.3%, from R$ 148.346 billion on December 31, 2013 to R$ 146.385 billion on December 31, 2014, due to realization of provisions for shareholders compensation.

Analysis of Operating Results, 2013 vs. 2012

The table below presents the values for the consolidated income statements for the fiscal years ended December 31, 2012 and December 31, 2013:

					Variation
	End of fiscal year on December 31				(%)
(in R$ billions)		AV		AV	(2012 x
Income Statement	2012	(%) (1)	2013	(%)(1)	2013)
Net Operating Revenues	91.269	100.0	101.490	100.0	11.2
Cost of products and services	(49.832)	(54.6)	(52.511)	(51.7)	5.4
Administrative and sales expenses	(4.249)	(4.7)	(2.804)	(2.8)	(34.0)
Research and development	(2.886)	(3.2)	(1.745)	(1.7)	(39.5)
Pre-operational and shutdown operation	(3,145)	(3.4)	(4.035)	(4.0)	28.3
Other net operating expenses	(3.981)	4.4	(2.157)	(2.1)	(45.8)
Reduction of noncurrent assets recoverable value	(8.211)	(9.0)	(5.390)	(5.3)	34.4
Gain (loss) in the measurement or noncurrent assets sale	(1.036)	(1.1)	(0.508)	(0.5)	(51.0)
Operating Revenues	17.929	19.6	32.340	31.9	80.4
Result of corporate participations	1.241	1.4	0.999	1.0	(19.5)
Result of disposal of shares in joint ventures and associated companies	—	n/a	0.098	0.1	n/a
Net financial result	(8.239)	(9.0)	(18.442)	(18.2)	123.8
Reduction of investments recoverable value	(4.002)	(4.4)	—	n/a	n/a
Income before income tax and social contribution	6.929	7.6	14.995	14.8	116.4
Taxation on profits	2.595	2.8	(15.249)	(15.0)	(487.6)
Losses from discontinued operations	(0.133)	(0.1)	(0.004)	—	(97.0)
Net income (loss) in the year	9.391	10.3	(0.258)	(0.2)	(102.7)

(1) Relative to the net operating revenue

Year ending on December 31, 2012 compared to the year ended on December 21, 2013

Revenues

The net operating revenue reached R$ 101.940 billion in 2013, compared to R$ 91.269 billion in 2012, corresponding an 11.2% increase. The revenue growth was mainly due to increase in volume and price of iron ore, metallurgic coal and basic metals.

Mineral Ore

Mineral ore sales revenue increased by 15.7%, from R$ 52.959 billion in 2012 to R$ 61.271 billion in 2013, mainly due to price recovery and volume sold.

Pellets

Pellets save revenue increased 1.5%, from R$ 12.778 billion in 2012 to R$ 12.972 billion in 2013, due to better pellet. Pollution concerns in China is making the metallurgic industry increase their installed capacity use, to phase out some of the inefficient plants, and reduce the sintering and pelleting capacity. These measure increased demand for higher quality iron ore, ore lump and pellets staring in 2013’s second semester. Consequently, premium lumps and pellets reached high prices at the end of 2013 and they shall remain high in 2014

Manganese ore and Ferroalloys

Sales revenue from manganese ore and ferroalloys increased 8.1%, from R$ 1.055 billion in 2012 to R$ 1.140 billion in 2013. Manganese sales revenue increase due to greater volume and prices. Ferroalloy sales revenue was slightly lower due to volume drops are the sale of the European operations (Dunkerque and Mo I Rana) concluded at the end of 2012 as well as lower prices.

Coal

Coal sales revenue increased by 3.7%, from R$ 2.109 billion in 2012 to R$ 2.188 billion in 2013, due to increased sales volume, caused by the ramp-up at Moatize, a coal mine in Mozambique, and due to a significant improvement in person and by Carborough Down’s significant performance improvement (a coal operation in Australia, )

Basic Metals

Nickel and other products

There was a 7.8% increase in these products’ revenue, from R$ 11.656 billion in 2012 to R$ 12.566 billion in 2013, mainly due increased nickel sales volume.

Copper

Copper sales revenue increased by 39.7%, from R$ 2.277 billion in 2012 to R$ 3.180 billion in 2013, due to increased sales volume increase resulting from Salobo’s ramp-up, a copper operation in Brazil..

Fertilizers

Potash

Potash sales revenue decreased by 23.7%, from R$ 569 million in 2012 to R$ 434 million in 2013, due to a drop in sales volume and price as the result of less demand due to the fertilizer global market’s weak conditions.

Phosphates

Phosphates sales revenue decreased by 9.8%, from R$ 1.366 billion in 2012 to R$ 0.99 billion in 2013, partly due to sales volume and price drop resulting from the fertilizer global market’s weak conditions.

Nitrogen

Nitrogen sales revenues dropped 27.5%, from R$ 1.366 billion in 2012 to R$ 0.990 million in 2013, partially due to the Araucária share sale in 2013’s second quarter.

Other products and services

Sales revenue for other products and services increased by 92.9%, from R$ 959 million in 2012 to R$ 1.850 million in 2013.

Costs of Business Areas

Comments on Cost by Business Area

The cost of sold product was R$ 44.480 billion in 2013, a R$ 1.793 billion increase compared to R$ 42.687 billion in 2012, mainly due to exchange variation and greater sales volume. The cost of ferrous minerals decreased by R$ 59 million (0.2%), especially due to exchange variation while the cost of base metals increased by R$ 923 million. Additionally, costs with coal and fertilizers increased by R$ 452 million and reduced by R$ 252 million, respectively.

Costs related to each business area are detailed below:

CPV BY BUSINESS AREA
in R$ million	2012	2013
Ferrous	25,817	25,758
Base metals	9,165	10,088
Coal	2,033	2,485
Fertilizers	4,951	4,699
Others	721	1,450
Cost with no depreciation	42,687	44,480

It is important to note that all amounts mentioned were considered after discounting depreciation.

Sales and administrative expenses

Sales and administrative expense s decreased 34.0%, from R$ 4.249 billion in 2012 to R$ 2.804 billion in 2013, mainly due to making our organizational structure simples.

Research and development expenses

Research and development expenses decreased 39.5%, from R$ 2.866 billion in 2012 to R$ 1.745 billion in 2013, mainly due to a reduction in our project portfolio and the closing of exploration offices worldwide.

Asset impairment

In 2013 there was reduction in impairment in the amount of R$ 5.390 billion. This reduction was mainly due to suspension of the Rio Colorado Project (“PRC”) in the amount of R$ 4.963 billion and of the pelleting plants, reported to be in the amount of R$ 427 million. The 2012 reduction in 2012 in the amount of R$ 8.211 billion refers mainly to estimate loss of R$ 5.769 billion and in coal plants in Australia in the amount of R$ 2.139 billion.

Pre-operational expenses and operation shutdown

In 2013, pre-operational expenses and operational shutdown summed up to R$ 4.035 billion, an increase of R$ 890 million relative to 2012, particularly due to greater expenses with the Rio Colorado and Long Harbour projects.

Other operating costs and expenses

Other operating expenses reduced 45.8%, from R$ 3.981 billion in 2012, to R$ 2.157 billion in 2013, mainly due to less contingencies and provisions made during the year, such as, the nonrecurring impact of expenses with the Financial Offset for the Exploration of Mineral Resources (CFEM), which was R$ 1.100 billion.

Result from the sale of non-current assets held for sale

Assets sales revenue decreased 51.0%, from R$ 1.036 billion in2012 to R$ 508 million in 2013, due to losses in the Tres Valles sale; while in 2012, the results referred to losses from the sale of the company Araucária.

Result from Corporate Participations

The result from corporate participations decrease19.5%, from R$ 1.241 billion in 2012 to R$ 999 million in 2013, mainly due to performance drop at Samarco.

Net Financial result

The net financial expenses dropped 123.8% from R$ 8.239 billion in expenses in 2012 to R$ 18.448 billion in 2013, due to interest rates and fines from the Tax Recovery Program — REFIS (“REFIS”).

Reduction of the investments recoverable value

There was no reduction of investments recoverable value in 2013. The reduction reported for 2012 in the amount of R$ 4.002 billion had an impact on our investment in Norsk Hydro (R$ 2.026 million), on Thyssenkrupp CSA (R$ 1.804 billion), and on the Vale Soluções em Energia (R$ 172 million).

Taxation on profits

In 2013, we recorded a tax expense on net income of R$ 15.249 billion, compared to R$ 2.595 billion in 2012, basically due joining REFIS for the payment of sums relative to taxation on the profit from Vale’s foreign subsidiaries and affiliated companies in 2013 and 2012.

Net income attributed to controlling shareholders

The reduction in net profit, from R$ 9.391 billion in 2012 to the net loss of R$ 258 million in 2013, resulted mainly from the previously mentioned factors.

Analysis of equity accounts

In R$ millions

		AV		AV	Variation (%)
	2012	(%) (1)	2013	(%) (1)	(2012 x 2013)
Current
Assets

Cash and cash equivalents	11.918	4.5	12.465	4.3	4.4
Short-term investments	0. 506	0.2	0.008	0	(98.4)
Derivatives financial instruments	0. 575	0.2	0.471	0.2	(18.1)
Accounts Receivable	13.885	5.2	13.360	4.6	(3.8)
Related parties	0.786	0.3	0.611	0.2	(22.3)
Inventory	10.320	3.9	9.662	3.3	(6.4)
Taxes on estimated profit	1.472	0.6	5.563	1.9	277.9
Taxes to be refunded	3.148	1.2	3.698	1.3	17.5
Advances to suppliers	0.523	0.2	0.292	0.1	(44.2)
Others	1.973	0.7	2.151	0.7	9.0
Non-current assets held for sale	0.935	0.3	8.822	3.0	843.5
	45.041	17.3	57.103	19.6	24.0
Non-current

Related Parties	0.833	0.3	0.253	0.1	(69.6)
Loans and financing	0.502	0.2	0.564	0.2	12.4
Legal deposits	3.095	1.2	3.491	1.2	12.8

Taxes on profits to be refunded	0.899	0.3	0.899	0.3	—
Taxes on profits deferred	8.282	3.1	10.596	3.6	27.9
Taxes to be refunded	0.443	0.2	0.668	0.2	50.8
Derivatives financial instruments	0.093	0.0	0.329	0.1	253.8
Deposit for incentives and reinvestment	0.327	0.1	0.447	0.2	36.7
Others	1.000	0.4	1.730	0.6	73.0
	15.474	5.8	18.977	6.5	22.6

Investments	13.044	4.9	8.397	2.9	(35.6)
Intangibles	18.822	7.0	16.096	5.5	(14.5)
Fixed Assets	173.455	65.0	191.308	65.5	10.3
	220.795	82.7	234.778	80.4	6.3
Total Assets	266.836	100.0	291.881	100.0	9.4

(1) Relative to asset total

		AV		AV	Variation (%)
	2012	(%) (1)	2013	(%) (1)	(2012 x 2013)
Liabilities and shareholders’ equity
Current
Accounts Payable to suppliers and contractors	9.255	3.5	8.837	3.0	(4.5)
Salaries and employment taxes	3.025	1.1	3.247	1.1	7.3
Derivatives financial instruments	0.710	0.3	0.556	0.2	(21.7)
Loans and financing	7.093	2.7	4.158	1.4	(41.4)
Related Parties	0.423	0.2	0.479	0.2	13.2
Taxes on profit — Refinancing Program	—	n/a	1.102	0.4	n/a
Taxes to be refunded	0.664	0.2	0.766	0.3	15.4
Taxes on estimated profit	1.310	0.5	0.886	0.3	(32.4)
Pension and retirement benefits	0.420	0.2	0.227	0.1	(46.0)
Payable sub concessions	0.133	n/a	—	n/a	n/a
Asset retirement obligation	0.143	—	0.225	0.1	57.3
Other	2.168	0.8	0.985	0.3	(55.3)
	25.344	9.5	21.468	7.4	(15.3)

Liabilities related to non-current assets held for sale	0.345	0.1	1.050	0.4	184.6
	25.689	9.6	22.518	7.8	(12.4)
Non-current

Derivatives financial instruments	1.601	0.6	3.496	1.2	118.4
Loans and financing	54.763	20.5	64.819	22.2	18.4
Related Parties	0.146	—	0.011	—	(92.5)
Pension and retirement benefits	6.762	2.5	5.148	1.8	(22.3)
Legal provisions	4.218	1.6	2.989	1.0	(29.1)
Taxes on profit — Refinancing Program	—	n/a	15.243	5.2	n/a
Taxes on profits deferred	7.001	2.6	7.562	2.6	229.7
Provision for asset retirement	5.472	2.1	5.969	2.0	9.1
Participation Debentures	3.379	1.3	4.159	1.4	23.1
Non-controlling shareholders’ redeemable share	0.995	0.4	0.646	0.2	(35.1)
Others	3.901	1.5	7.200	2.5	84.9
	88.238	33.0	117.242	40.1	33.9

Shareholders’ Equity
Class A preferred shares — 200,000,000] authorized shares with no nominal value and 2,108,579,618 issued (2012 — 2,108,579,618)	29.475	11.0	29.475	10.1	—
Common shares — 3,600,000 authorized shares, no nominal value and 3,256,724,482 issued (2012 — 3,256,724,428)	45.525	17.1	45.525	15.6	—
Treasury shares — 140,857,692 preferred shares (2012 — 140,857,692) and 71,071,482 common shares (2012 — 71,071,482)	(7.838)	(2.9)	(7.838)	(2.7)	—
Operating results with non- controlling shareholders	(0.840)	(0.3)	(0.840)	(0.3)	—
Result from share conversion/issuance	50	—	50	—	—
Equity valuation adjustment	(4.176)	(1.6)	(2.815)	(1.0)	(67.4)
Accumulated conversion adjustment	9.002	3.4	15.527	5.3	72.5
Accumulated profits	78.466	29.5	69.262	23.8	(11.7)
Total controlling shareholders’ equity	149.664	56.2	148.346	50.8	(1.0)
Non-controlling shareholders’ interest	3.245	1.2	3.775	1.3	(1.5)
Total equity	152.909	57.4	152.121	52.1	(1.0)
Total liabilities and equity	266.836	100.0	291.881	100.0	9.4

(1) Relative to total liabilities and shareholders’ equity

Position on December 31, 2012 compared with the position on December 31, 2013

Vale has assets and debts referenced to different currencies, the main ones being the real, the US dollar and the Canadian dollar. On December 31, 2013, the Company had 54% of assets related to Brazilian reais, 9% to US dollars, 18% to Canadian dollars and 19% to other currencies, while the majority of our debt was expressed in US dollars. Consequently, the effects of changes in exchange rates had an impact on the financial statements, especially the depreciation of the real by 14.6 % against the US dollar between December 31, 2012 and December 31, 1013.

Current Assets

Cash and cash equivalents.

The 4.6% increase, from R$ 11.918 billion on December 31, 2012 to R$ 12.465 billion on December 31, 2013, occurred as a function of the gold stream operation with gold and resources from asset disposal, partially offset by REFIS payment.

Short-term investments.

The 98.4% reduction, from R$ 506 million on December 31, 2012 to R$ 80 million on December 31, 2013, resulted from bonds maturing in 2013.

Inventories

The 6.4% decrease in inventories, from R$ 10.320 billion on December 31, 2012 to R$ 9.662 billion on December 31, 2013, was due to the operating cycle.

Taxes on estimated profit

There was a 277.9% increase on taxes on estimated profit, from R$ 1.472 billion on December 31, 2012 to R$ 5.563 billion on December 31, 2013, reflecting values to be recovered from losses suffered by companies abroad.

Non-current assets held for sale and phased out operations

Assets sales totaled R$ 8.822 billion on December 31, 2013, reflecting the disposal of energy generation assets and general load, compared to R$ 935 million from December 31, 2012, relative to the disposal of the company Araucária.

Non-current assets

Deferred taxes on profits

The amount of deferred taxes on profits reported increased 27.9%, from R$ 8.282 billion on December 31, 2012 to R$ 10.596 billion on December 31, 2013, due to reported differences relative to share debentures, derivatives, and interest rates equalization on equity.

Investments

Investments dropped 35.6%, from R$ 13.044 billion on December 31, 2012 to R$ 8.397 billion on December 31, 2013, reflecting the final lock-up period for the Norsk Hydro share renegotiation. From this date, the Norsk Hydro shares may be traded in the market, and for this reason we stopped calculating the equity equivalence for this share, as it is not treated as a financial asset available for sale.

Fixed assets

The 10.3 % increase in fixed assets, from R$ 173.455 billion on December 31, 2012 to R$ 191.308 billion on December 31, 2013, occurred due to Capex execution, mainly of the S11D project.

Current liabilities

Accounts payable to suppliers and contractors

The 4.5% reduction in accounts payable to suppliers and contractors, from R$ 9.255 billion on December 31, 2012 to R$ 8.837 billion on December 31, 2013, was basically due to payments made during the term.

Portion of liabilities of long-term loans

The 41.4% reduction in the portion liabilities of long-term loans, from R$ 7.093 billion on December 31, 2012 to R$ 4.158 billion on December 31, 2013, was due to -long-term loans-maturing in 2013.

Liabilities related to non-current assets held for sale and phased out operations

Liabilities related to non-current assets held for sale increased 184.6%, from R$ 345 million on December 31, 2012 to R$ 1.050 billion on December 31, 2013, due to the sale of the energy and general load in 2013.

Non-current liabilities

Derivatives financial instruments

The increase in derivatives financial instruments was 118.4%, from R$ 1.601 billion on December 31, 2012 to R$ 3.496 billion on December 31, 2013, basically due to the appreciation of the American dollar against the real, with a loss in the swaps market, whose purpose is to reduce cash flow volatility.

Loans and financing

The increase in loans and financing was 18.4%, from R$ 54.763 billion on December 31, 2012 to R$ 64.819 billion on December 31, 2013, reflecting the exchange rate variation, since a considerable share of the loans were retained in foreign currency.

Provisions for contingencies

Provisions for contingencies was reduced to 29.1%, from R$ 4.218 billion on December 31, 2012 to R$ 2.989 billion on December 31, 2013, reflecting the REFIS agreements.

Provision with obligations for asset retirement

The reduction of 9.1% in provisions with obligation for asset retirement, from R$ 5.472 billion on December 31, 2012 to R$ 5.969 billion on December 31, 2013, was due to -the annual review of the estimates.

Shareholder Debentures

The 23.1% increase of shareholder debentures, from R$ 3.379 billion on December 31, 2012 to R$ 4.159 billion on December 31, 2013, refers to mark to market.

Shareholders’ Equity of Controlling Shareholders

The shareholders’ equity of the controlling shareholders decreased by 1.0%, from R$ 149.664 billion on December 31, 2012 to R$ 148.346 billion on December 31, 2013, due to period’s income and accrued translation adjustments.

Analysis of Cash Flow 2014 vs. 2013

The following table shows the values related to the consolidated cash flow statements for the years ended December 31, 2013 and December 31, 2014:

(in R$ million)	2014	%	2013
Operating cash flow:
Net gains (loss)	219	n/a	(258)
Adjustments to consolidate net profit with revenues from operational activities	27,573	(15.1)	32,491
Net revenue from operational activities	27,792	(16.4)	32,233
Net revenue used in investment	(22,360)	(3.4)	(23,150)
Net revenue from (used in) financing	(8,634)	(8.1)	(9,396)
Increase (reduction) in cash and cash equivalents	(3,202)	n/a	(313)
Beginning of the year cash and cash equivalents	12,465	4.6	11,918
Effect of exchange variations in cash and cash equivalents	1,292	50.2	860
End of the year cash and cash equivalents	10,555	(15.3)	12,465

Year ended on December 31, 2013 compared to year ended on December 31, 2014

Net operating revenues

Net operating revenues totaled R$ 27.792 billion in 2014, compared to R$ 32.233 billion in 2013, representing a 16.4% decrease, basically due to the drop in the iron ore price.

Net Operating revenues from (used in) investments

Net revenues used in investments totaled R$ 22.360 billion in 2014, compared to R$ 23.150 billion in 2013, representing a 3.4% decrease, due to the reduction in investment sale.

Net revenue from (used in) financing

Net revenue from (used in) financing totaled R$ 8.634 billion in 2014, compared to R$ 9.396 billion in 2013, representing a 8.1% decrease, due to the funding levels in 2014.

Analysis of Cash Flow 2013 vs. 2012

The following table shows the values related to the consolidated cash flow statements for the years ended December 31, 2012 and December 31, 2013:

(in R$ million)	2013	%	2012
Adjustments to consolidate the year’s net revenues with operating revenues	32,491	37.9	23,690
Operating net revenues	32,233	(2.6)	33,081
Investments net revenues	(23,150)	(23.1)	(30,093)
Financing net revenues	(9,396)	(519.5)	2,240
Cash and cash equivalents increase (reduction)	(313)	(106.0)	5,228
Beginning of the year cash and cash equivalents increase	11,918	80.8	6,593
Effect of exchange rate variations on cash and cash equivalents	860	786.6	97
End of the year cash and cash equivalents	12,465	4.6	11,918

Year ended on December 31, 2012 compared to the year ended on December 31, 2013

Net Operating Revenues

Net operating revenues were R$ 32.233 billion in 2013 compared to R$ 33.081 billion in 2012, a drop of 2.6%, mainly due to REFIS operations.

Net Operating Revenues (used in) investment

Net revenues used in investments reached R$ 23.150 billion in 2013, relative to R$ 30.093 billion in 2012, a drop of 23.1% due to fixed assets purchase drop.

Net Operating Revenues (used in) financing

Net revenues used in/from financing reached R$ 9.396 billion in 2013, relative to R$ 2.240 billion in 2012, a 519.5% drop due to 2012 funding levels.

10.2 Operating and Financial Results

a) Results of Vale Operations, in particular:

i.                                         Description of key components of revenue

Net operating revenues totaled R$ 88,275 billion in 2014, with a 13.0% decrease compared to R$ 101.490 billion in 2013, and a 11.2% drop relative to the R$ 91.269 billion in 2012.

Individually, the most important product in terms of revenue generation in 2014, 2013, and 2012 was iron ore.

	Fiscal year ended December 31,
R$ million	2011	%	2012	%	2013	%
Ferrous minerals	67,260	73.7.	75,668	74.6.	60,395	68.4
Iron ore	52,491	57.5.	60,653	59.8.	45,341	51.4
Pellet plant operation services	35	—.	—	—	—	—
Pellets	12,743	14.0.	12,972	12.8.	12,397	14.0
Manganese and ferroalloys	1,055	1.2.	1,140	1.1.	933	1.1
Others	936	1.0.	903	0.9.	1,724	2.0
Coal	2,109	2.3.	2,188	2.1.	1,740	2.0
Thermal Coal	504	0.5.	127	0.1.	189	0.2
Metallurgical Coal	1,605	1.8.	2,061	2.0.	1,551	1.8
Basic metals		.		.
Nickel and other products	13,933	15.3.	15,746	15.5.	18,137	20.6
Finished Copper	11,656	12.8.	12,566	12.4.	14,703	16.7
Fertilizers	7,008	7.7.	6,038	6.0.	5,656	6.4
Potash	569	0.6.	434	0.4.	363	0.4
Phosphates	4,926	5.4.	4,443	4.4.	4,259	4.8
Nitrogen	1,366	1.5.	990	1.0.	820	0.9
Others	147	0.1	171	0.2.	214	0.3
Others	959	1.0.	1,850	1.8.	2,347	2.6
Net Revenues	91,269	100.0.	101,490	100.0.	88,275	100.00

In 2014, sales to Asia represented 52.2% of total revenues, lower than 57.1% in 2013 and 56.3% in 2012. Sales to the Americas amounted to 25%, above 19.8% in 2013 and 21.5% in 2012. Revenues from Europe represented 17.8% in this term, 18.6% in 2013, and 17.6% in 2012, while the remainder contributed with 5% of the 2014 revenues.

Considering sales per country, China was responsible for 33.7% of our revenue in 2014, followed by Brazil with 16.4%, Japan with 9.1%, Germany with 6.1%, South Korea with 4.5%, and the USA with 3.6%. In 2013, China was responsible for 40.7% of our revenues in 2013, followed by Brazil with 13.1%, Japan with 8.7%, Germany with 7.0%, and South Korea with 3.9% and the United States with 2.8%. In 2012, China was responsible for 38.2% of our revenue, followed by Brazil with 14.8%, Japan with 10.5%, Germany with 6.3%, South Korea with 4.5%, and the United States with 2.8%.

	Fiscal year ended on December 31,
R$ million	2012	%	2013	%	2014	%
North America	4,626	5.1	5,129	5.1	6,496	7.4
USA	2,593	2.8	2,823	2.8	3,210	3.7
Canada	1,974	2.2	2,242	2.2	3,276	3.7
Others	59	0.1	64	0.1	10	—
South America	15,004	16.4	14,960	14.7	15,561	17.6
Brazil	13,500	14.8	13,295	13.1	13,945	15.8
Others	1,504	1.6	1,665	1.6	1,616	1.8
Asia	51,352	56.3	57,929	57.1	46,076	52.2
China	34,838	38.2	41,277	40.7	29,759	33.7
Japan	9,612	10.5	8,853	8.7	8,532	9.7
South Korea	4,103	4.5	3,897	3.9	3,639	4.1
Taiwan	1,755	1.9	2,103	2.1	1,697	1.9
Others	1,044	1.2	1,799	1.8	2,449	2.8
Europe	16,094	17.6	18,816	18.6	15,732	17.8
Germany	5,719	6.3	7,104	7.0	4,936	5.6
France	1,300	1.4	2,105	2.1	1,329	1.5
United Kingdom	1,858	2.0	2,156	2.1	1,665	1.9
Italy	2,544	2.8	2,263	2.2	345	0.4
Others	4,673	5.1	5,188	5.2	7,457	8.4
Rest of the World	4,193	4.6	4,566	4.5	4,410	5.0
Net Revenues	93,511	100.0	101,490	100.0	88,275	100.0

ii.                                     Factors that materially affected the operating results

Demand and prices

The following table summarizes the average sale price of the main products for the periods indicated.

	Fiscal year ended on December 31,
	2012	2013	2014
	$/metric ton, unless otherwise indicated(6)
Iron ore	207.29	231.30	178.89
Pellets	289.93	317.96	292.39
Manganese	264.51	340.74	283.23
Ferroalloys	2,577.05,	2,286.62	3,422.18,
Coal
Thermal coal	155.19	174.93	159.30
Metallurgical Coal	333.61	280.29	245.76
Nickel	34,660.94	32,038.31	38,679.67
Copper	14,849.08.	14,847.03	14,164.84
Platinum (R$ /oz)	3,110.15	3,175.47	2,971.35
Cobalt (R$ /lb)	23.98	23.66	45.73
Potash	1,037.87	1,864.07	837.78
Phosphates
MAP	1,264.06	1,223.37	1,277.29
TSP	1,029.63	1,007.12	1,010.13
SSP	525.07	573.51	500.64
DCP	1,228.44	1,162.35	1,392.84
Nitrogen	1,167,15	1,113.87	1,423.21

The following table summarizes the average volume sold of main products for the periods indicated.

	Fiscal year ended on December 31,
	2012	2013	2014
Fine iron ore	251,032	251,029	255,877
Pellets	45,382	40,992	43,684
Manganese	1,745	2,116	1,879
Ferroalloys	267	183	151
Coal
Thermal coal	3,134	726	1,152
Metallurgical Coal	4,864	7,353	6,330
Nickel	232	261	272
Copper	285	353	353
Potash	581	531	475
Phosphates
MAP	1,221	1,133	1,040
TSP	713	681	749
SSP	2,446	1,969	2,091
DCP	474	461	493
Nitrogen	1,342	890	680

(6) Amounts converted using the average exchange rate in each period: R$ 1.9546 in 2012, R$ 2.1605 in 2013, and R$ 2.354716 in 2014.

Iron ore and pellets

The demand for iron ore and pellets is a result of the global demand for carbon steel, which in turn is highly influenced by global industrial production. The pricing of iron ore and pellets is done according to several levels of quality and physical characteristics. Several factors affect the prices of different types of iron ore, such as the iron content in deposits, the size of particles, humidity and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore. Generally, the classification of ore into thin ore, lump ore and pellet feed determines price differences.

Demand from China has been one of the main drivers of worldwide demand and prices.

Chinese imports of iron ore reached 933 million metric tons in 2014, 15% above the level of 810 million metric tons in 2013, 25% above the 745.5 million metric tons in 2012, and due mainly to the departure of local producers with non-competitive costs, as continual growth of steel production in that country grew only 2%.

Our iron ore prices are grounded in a variety of price option that are usually based on spot indices for the specification of prices charged to clients. Final prices may be based on spot rates for months prior to the shipping date or the shipping quarter, or according to the spot rate at delivery to customer.

Fine iron ore prices command premiums as a function of the content of iron. The lump ore and pellet prices contain premiums in relation to fine iron ore prices and are determined based on client negotiations. The average prices for iron ore in 2014 were 23% and 14% lower than the average prices in 2013 and 2012. The average price for pellets in 2013 decreased by 8% relative to average prices in 2013 and increased by 8% relative to average prices in 2012.

Manganese and ferroalloys

The prices of manganese ore and ferroalloys are mainly influenced by trends in the carbon steel market. The prices of ferroalloys are also influenced by the prices of its main inputs, such as manganese ore, energy and coke. Manganese ore sales are based on the spot market or calculated on a quarterly basis. Ferroalloys prices are determined on a quarterly basis.

Coal

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to electricity consumption, which will continue to be driven by worldwide economic growth, especially in emerging economies. Since April 2010, the prices for metallurgical coal have been established on a quarterly basis for most volumes sold in the transoceanic market, while some players are selling it on a quarterly basis, and a minority continues to use annual pricing. The prices of thermal coal are set in spot negotiations and/or through annual contracts.

Nickel

Nickel is traded on the London Metal Exchange (LME), and it is mainly used to produce stainless steel. Most nickel products are priced using a discount or a premium to the LME price, depending on the technical and physical characteristics of the product. Nickel demand is heavily affected by production of stainless steel, which represented 68% of consumption in 2014.

Vale has short-term fixed-volume contracts with customers for the majority of our expected annual nickel sales. These contracts, together with its sales of nickel products to be used for other purposes (high nickel alloys, steel alloys, forging, plating, batteries and special applications), provide stable demand for a significant portion of its annual production. In 2014,

61% of the refined nickel sales were destined to applications outside the stainless steel industry. This, when compared to the industry average of 32% among nickel producers, results in its sales volume being more stable. As a result of its focus on such higher-value segments, the average realized nickel prices have typically exceeded LME prices.

Copper

Copper prices are determined on the basis of: (a) copper prices in final markets, such as the LME and the NYMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company’s sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sale prices of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are based on the LME at a future time, typically three months after shipment of product.

Fertilizers

The demand for fertilizers depends on the same market fundamentals as those for global demand for minerals, metals and energy. The rapid per capita growth of emerging economies causes changes in food, marked by an increase in the consumption of proteins, which contributes to higher demand for fertilizers. Demand is also driven by biofuels that are emerging as an alternative source of energy to reduce global dependency on greenhouse gases [sic], and essential raw materials for the production of biofuels — sugar cane, corn and palm — which are intensively used in fertilizers.

Fertilizers are sold in the market mainly on a cash basis using international reference prices, although certain large importers, such as China and India, often sign annual contracts. Seasonality is an important factor for determining price throughout the year, given that agricultural production in each region depends on the climactic conditions of the harvest.

Exchange Rates

The impact of exchange rate variations on Vale’s operational results are described in item “10.2 (b)” of this Reference Form.

b.                                      Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

Most of the Company’s revenues are expressed in US dollars, whereas most of our costs of goods sold are expressed in other currencies, mainly the Brazilian real (54% on December 31, 2014), the US dollar (30% on December 31, 2014), Canadian dollars (13% on December, 31, 2014), Indonesian rupees, Australian dollars, the euro, and others(7). As a result, changes in exchange rates affect the Company’s operating margin.

Most of our long-term debt is expressed currencies other than the Brazilian real, mainly in American dollars (approximately 70% on December 31, 2014). Due to the fact that Vale’s functional currency is the Brazilian real, changes in the value of the US dollar against the Brazilian real result in exchange gains or losses on our net liabilities, which, in turn, affect our financial results.

On December 31, 2014 our debt expressed in reais was R$ 20.952 billion. Since most of our revenue is in US dollars, Vale uses derivatives to convert our debt from Brazilian reais to US

(7).

dollars. As a consequence of the depreciation of the Brazilian real against the US dollar in 2014 and inflation, the net exchange rate and monetary variation caused a negative impact on our net profits of R$ 5.445 billion in the year. The net result of the currency and interest rate swaps, structured mainly to convert the debt expressed in Brazilian reais into US dollars to protect our cash flow from currency price volatility, produced a negative accounting effect of R$ 1.8 billion in 2014, of which R$ 11 million generated a negative impact on the cash flow.

Regarding years 2012, 2013 e 2014, most part of the company revenue was in US dollars, while most part of the costs of assets sold was in other currencies, especially real (57% in 2012, 54% in 2013 and 54% in 2014), additional to US dollar (24% in 2012, 27% in 2013 and 30% in 2014), Canadian dollar (15% in 2012, 14% in 2013 and 13% in 2014), Indonesian Rupiah, Australian dollars, Euro, and others. Exchange rates, thus, affected the Company’s operating margin.

Most of the long term debt in years 2012 and 2013 was in currencies other than real, especially US dollar (approximately 70% in 2012 and 70% in 2013). As Vale’s functional currency is real, changes to the US dollar against the real, caused variations to net liabilities, resulting in exchange gains or losses in the financial income.

On December 31, 2012 and December 31, 2013, the debt in reais was R$ 17.552 billion and R$ 18.807 billion, respectively. As most of the revenue was in US dollars, Vale used derivatives to translate the debt in real into US dollars. As consequence of real depreciation against the US dollar in 2012 and in 2013 (additional to inflation, this year), net exchange and monetary variation caused negative impact on net profit of R$ 4.144 billion in 2012 and R$ 6.484 billion in 2013. The net income from swaps and interest rates, structured mainly to translate the debt in real into US dollar to protect cash flow against exchange volatility, produced (i) negative accounting effect of R$ 280 million in 2012, out of which R$ 956 million generated positive cash flow; and (ii) negative accounting effect of R$ 1.872 billion in 2013, of which R$ 362 million generated a positive impact on the cash flow.

Variations in the inflation rates

The company’s revenues are not significantly affected by inflation rates.

Variations attributable to price changes, volume changes and the introduction of new products and services

Vale’s operating revenue is directly affected by changes to its products’ prices and services, as well as by changes to the volumes sold, as discussed in item “10.2(a)(ii)” of this Reference Form.

c.                                       Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the issuer’s financial result

For comments on the inflationary impact, price variations in the main products and exchange rates, see item “10.2 (b)” of this Reference Form.

Vale exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR (London Interbank Offered Rate). The natural hedge between US interest rate fluctuations and prices of metals mitigates the volatility of the Company’s cash flow. In the event of an imbalance in this natural hedge, Vale assesses the possibility of contracting financial instruments to provide the desired protection. The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the CDI (Interbank Deposit Certificate), the reference interest rate on the Brazilian interbank market and the TJLP

(long-term interest rate). Approximately 30% of the debt on December 31, 2014 was in reais and the remaining 70% was in other currencies. Approximately 30% of the debt on December 31, 2013 was in reais, and the remaining 70% are in other currencies. Approximately 35.0% of the debt on December 31, 2012 was in reais, and the additional 65% in other currencies.

On December 31, 2014, around 45.2% of the debt was tied to the floating interest rate, compared to 45.3% on December 31, 2013 and 45.3% on December 31, 2012.

Fuel costs are an important component of our production cost and represented 6.4% of our total cost of products sold in 2014, 7.4% in 2013, and 7.6% in 2012. Decreases in the price of oil and gas impact positively all the Company businesses according to local prices used by each unit. Electricity costs were 2.4% in 2014, 2.7% in 2013, and 3.4% in 2012.

10.3 Relevant effects on Financial Statements

The impairment registered in 2014 resulted in a loss of about R$ 2.713 billion. This amount refers to the Company’s assets recoverable value, based on the premise that includes the discounted cash flow and the commodities price.

Vale does not provide guidance regarding its future financial performance. Vale seeks to disclose as much information as possible about its views on the different markets where it operates, its strategic guidelines and implementation in order to give the capital markets a sound basis for their expectations regarding the Company’s performance in the medium and long term.

a.                                      Introduction or disposal of operating segment

In September 2013, the Company made public its intention to give away the control over its subsidiary VLI S.A. (“VLI”), responsible for operations in the General Load sector. Consequently, the General Load sector in 2013 was treated as under a phasing out process and assets and liabilities were reclassifies as non-current assets/liabilities held for sale.

As part of the closure process, Vale signed share transfer agreements of (a) 20% of the VLI’s capital to Mitsui & Co. Ltd. (“Mitsui”) for the amount of R$ 1.5 billion, (b) 15.9% to Accrued Severance Pay — FGTS (Portuguese acronym) (“FGTS”) in the amount of R$ 1.2 billion, which equity is managed by Caixa Econômica Federal. This transaction was concluded on April 14, 2014. Revenue from the sale to FI-FGTS and R$ 800 million of proceedings of the sale to Mitsui will be comprised by capital investment on VLI, who issued new shares to Mitsui and FI-FGTS. Amount invested in VLI will be used to fund part of the VLI’s investment plan. The remaining revenue of the transaction, R$ 709 million, was paid directly to Vale by Mitsui.

Additionally, on December 23, 2013, Vale entered into an agreement with a fund managed by Brookfield Asset Management (Brookfield) to sell 26.5% of its share in VLI, for R$ 2 billion. This transaction was concluded on August 19, 2014, and now Vale holds 37.6% of the capital of VLI. Vale, Mitsui, FI-FGTS and Brookfield jointly control VLI, under a shareholders’ agreement. For more information, see items 6.5 and 10.3 in this Reference Form.

b.                                      Incorporation, acquisition or divestiture of stakeholder positions

Main Acquisitions

2014

There were no shareholding acquisitions in fiscal year 2014 that have caused or may cause relevant effects on the financial statements.

2013

Share increase in the Belvedere coal project.

On January 31, 2013, Vale Belvedere Pty Ltd. signed agreements to complete a purchase option exercised in June 2010 by means of which it purchased 24.5% additional share in the Belvedere da Aquila Resources Limited (Aquila) coal project. The purchase price of A$ 150 million (equivalent to US$ 156 million using the AUD/USD tax rate of 1.04) is equivalent to the market price, using as base date the date when the option is exercised (June 2010), as determined by an independent assessor hired by Vale and Aquila at the time. The outcome of this transaction is that Vale Belvedere Pty Ltd. increased is Belvedere share to 100%. Additionally, Vale Belvedere Pty Ltd. agrees to pay the amount of A$ 20 million (equivalent to US$ 21 million) to settle lawsuits and disputes associated with Belvedere and Aquila.

Overall, Vale paid US$ 338 million for 100% of Belvedere. Belvedere is a future growth option.

It is a project for an underground coal mine located in the southern Bowen Basin, near the city of Moura, in the state of Queensland, Australia. The project was approved by Vale’s Administrative Council. According to preliminary estimates, Belvedere can potentially reach a production capacity of 7.0 million metric tons per year of mainly metallurgic coal.

Increased share in the Capim Branco I and II hydroelectric power plants

On March 12, 2013, Vale, together with Cemiq Capim Branco Energia S.A., purchased for R$ 223 million, exercising its preemptive right set forth in the consortium agreement of Consórcio Capim Branco, 12.47% interest held by Suzano Papel e Celulose S.A. and Suzano Holding S.A. in the Capim Branco I and II in Minas Gerais. Consequently, Vale now holds 60.89% interest in Capim Branco I and II, being able to generate 1,524 giga watts hour per year by the end of the concession in 2036. The purchase of the additional shares of Capim Branco I and II hydroelectric power plants adds value to the extent that there is immediate reduction in the cost of energy for our operations; and it is a low risk investment with a clearly higher return to Vale capital expenditure.

2012

Assets leasing and potash mining rights

On April 23, 2012, Vale renewed with Petróleo Brasileiro S.A. (Petrobras) the contract renewal for assets leasing and potash mining rights in Sergipe for 30 years, allowing it to continue to explore the potash mine in Taquari-Vassouras and the development of the Carnalita project. When it begins to produce, it has been estimated that Carnalita will have the largest potash operation in Brazil, with an estimated production capacity of 1.2 million tons of potash per year. The contract is in line with Vale’s growth strategy to become one of the global leaders in the fertilizer industry.

Continuing with its corporate structure optimization process, in the second quarter of 2012, Vale acquire more than 10.46% of participation in Empreendimentos Brasileiros de Mineração S.A. (EBM), whose main asset is the participation in the Minerações Brasileiras Reunidas S.A. (MBR), which owns the Ibarito, Vargem Grande, and Paraopeba mines.

As a result of this acquisition, Vale has increased its participation in EBM’s capital to 96.7% and in MBR’s to 98.3%, and the amount of R$ 450 million was known as the result of the operation with non-controlling shareholders in “Net Equity.”

Main investment disposals and asset sales

In accordance with the strategy, the Company continues to reduce our stakes in non-core assets.

The following is a summary of the main disposals and sales of assets during the three-year period under discussion.

2014

Sale of share in Vale Moçambique and the Logistic Corridor of Nacala

On December 9, 2014, Vale announced the execution of an investment agreement with Mitsui, under which Mitsui will hold 15% of Vale’s share in Vale Moçambique (“VM”) (owner of 95% of the Moatize mine) and 50% of Vale’s share in the Logistic Corridor of Nacala (“CLN”).

The transaction is comprised by the capital increase and partial assignment of the debt held by VM and CLN with Vale, and Vale now indirectly holds 81% of the Moatize mine and approximately 35% of CLN, under joint control with Mitsui.

The amount attributed to Mitsui’s 15% share in VM is US$ 450 million. Moreover, Mitsui may pay US$ 30 million more related to an earn out clause. On the other hand, claw-back clause of up to US$ 120 million is included in these US$ 450 million. The earn outs amounts as well as the claw-back amounts are conditioned to mass recovery goals of the refining plant and production goals agreed upon between Vale and Matsui. As result of these clauses, the final amount attributed to the 15% share in VM may vary between US$ 330 million and US$ 480 million. Additionally, Mitsui will be responsible for funding, pro-rata to its 15% share, its portion in the investment needed to complete the expansion of the Moatize mine, which amount is estimated at US$ 188 million.

Upon concluding the transaction, Mitsui will contribute with US$ 313 million to fund the CLN and, therefore, will hold 50% of these instruments, having joint control with Vale over the CLN. Until conclusion of this transaction and delivery by Mitsui, Vale will continue to fund the CLN with loans by Vale itself.

The conclusion of this transaction is subject to some precedent conditions and is expected to occur in 2015.

The transaction is essential to continue with the investment in Mozambique and Malawi, as it complements funds needed to conclude Moatize and CLN projects. The transaction also supports Vale’s strategy to operate world-class assets, improves its balance sheet and reduces its need of future investment, while minimizing the exposure to project risk.

Sale of shares in Vale Florestar

On June 4, 2014, Vale announced the execution with a subsidiary of Suzano Papel e Celulose (“Suzano Subsidiary”), company that produces eucalyptus cellulose, an agreement to sell its entire share in Vale Florestar Fundo de Investimento em Participações (“FIP Vale Florestar”), in the amount of R$205 million. The usual precedent conditions and approvals, including by Conselho Administrativo de Defesa Econômica — CADE were complied with and, thus, the transaction is effective.

BNDESPar, Petros and FUNCEF, other shareholders of FIP Vale Florestar also sold their respective shares to the Suzano Subsidiary that now holds 100% of the shares of FIP Florestar.

Sale of maritime transport assets and cooperation agreement

In September 2014, Vale Internacional and China Ocean Shipping Company (“Cosco”) entered into a strategic cooperation agreement for maritime iron ore transportation. Under this agreement, four gross 400 thousand tons VLOCs (Very Large Ore Carriers), currently owned and operated by Vale Internacional, will be sold to Cosco to be freighted to Vale under long-term freight agreements. The transaction aims to reduce the asset base and release capital, preserving the maritime iron ore transportation capacity of Vale. The amount of this transaction will be disclosed upon conclusion.

Also in September 2014, Vale Internacional and China Merchants Group entered into an agreement that covers a strategic cooperation between both maritime iron ore transportation companies. Under this agreement, the companies agreed upon a long term freight agreement to carry iron ore from Brazil to China, using VLOCs to be built and operated by China Merchants Group.

2013

Sales of part of the gold flow produced as a by product

On February 28, 2013, Vale Switzerland, after approval by the Administrative Council, finalized the contract with Silver Wheaton Corp. (SLW), a Canadian company with share traded in the Toronto Stock Exchange and in the New York Stock Exchange, for the sale of 70% of payable gold flow produced as a byproduct in certain nickel mines in Sudbury, for a period of 20 years, and with Silver Wheaton (Caymans) Ltd. for the sale of 25% of the payable gold flow produced as byproduct in the Salobo copper mine, for the extent of the mine’s longevity. In addition to the initial payment of US$ 1.9 billion in cash, Vale Switzerland received 10 million in SLW warrants with a strike price of US$ 65 and a 10-year term. Additionally, Vale will receive cash payments in the future for each ounce (oz.) of gold delivered to SLW as per the agreement, at the lowest amount between US$ 400 per ounce (plus a 1% annual adjustments starting in 2016 in the case of Salobo) and the market price.

This transaction frees a considerable amount contained in Vale’s world class basic metals assets, to the extent that it attributes to the payable gold produced in Salobo de amount of US$ 5.32 billion, in addition to the payments of US$ 400 per ounce delivered, given that there will be no additional cost to extract the gold contained in the condensed copper produced at Salobo. The execution of Vale’ strategic plan reinforces the Company’s confidence in the high potential of its world-class basic metals and the belief that they will general significant value to shareholders across the cycles.

The agreement signed with Silver Wheaton (Caymans) Ltd. Was amended on March 2, 2015 for purposes of having the agreement cover the purchase of additional 25% flow of payable gold. Under the terms in the amendment, Vale will receive an initial cash payment in the amount of US$ 900 million, and future payments in cash per ounce (oz) of gold delivered to Silver Wheaton based on the lowest value between US$ 400 per ounce and market value. This amount will be adjusted annually at 1% starting in 2017. Additionally, Vale may also receive an additional payment in cash depending on the decision to expand the copper ore processing capacity in Salobo to 28 Mtpa more before 2036, provided that such additional payment may vary between US$ 88 million and US$ 720 million, depending on the time and size of the expansion).

Sale of shareholding position in VLI

For information on this operation, see item 10.3 (a) above.

Norsk Hydro total share sale

On November 14, 2013, Vale announce that it would sell all of its 22% Norsk Hydro ASA (Hydro) shares, held by its subsidiary Vale Austria Holding GmbH (currently named Vale International Holdings GmbH) (“Vale Austria”), for the price of NOK 25.00 per share, resulting in the amount of NOK 11.196 billion, equivalent to US$ 1.822 billion (equivalent to R$ 4.243 billion). Vale Austria held these shares since 2011, when it restructured its aluminum assets portfolio. After this transaction is concluded, Vale Austria will no longer hold Hydro shares.

Tres Valles share sales

On December 12, 2013, Vale concluded the Sociedade Contractual Minera Tres Valles (Tres Valles) sale for US$ 25 million (equivalent to R$ 54 million) to Inversiones Porto San Giorgio S.A. (ISG), a company controlled by the Chilean group Vecchiola S.A.

Tres Valles is a company that produces cathode copper in the Coquimbo region in Chile. The transaction included Vale total share of 90% in Tres Valles equity and also certain mining right held by Vale in the Coquimbo region. Tres Valles has underground and opencast mines and it has the production capacity of 18,500 metric tons of cathode copper.

Energy production assets sale

On December 19, 2013, Vale signed agreements with CEMIG Geração e Transmissão S.A. (CEMIG GT) for the sale of 49% of its shares of 9% of Norte Energia S.A. (Norte Energia)’s equity, a company in charge of the construction, operation, and exploration of the Belo Monte hydroelectric power plant (Belo Monte), for approximately R$ 304 million, and for the creation of a joint venture of energy generation assets. Despite reducing Vale’s share in the Belo Monte project, Vale remains as party in the acquisition agreement of 9% of the power generated by Belo Monte.

For this goal, two distinct vehicles were created to host energy generation projects and assets. In the first, Aliança Norte Energia Participações S.A., Vale will hold 51% of the equity, resulting from contribution from its current share of 9% of the Norte Energia’s total equity and after the sale of 49% of the equity of this vehicle to CEMIG GT. Therefore, Vale’s share in the Norte Energia’s total equity will drop to 4.59% and Vale will try to reduce, in similar proportion, the payment of guarantees associated with the Belo Monte project’s financing structure. This transaction is at the final stage of compliance with the usual preconditions for business of this kind. Final amounts of this operation are subject to specific adjustments according to the terms and conditions set forth in the investment agreements.

The second vehicle, Aliança Geração de Energia S.A. (“Aliança Geração de Energia”), was formed by Vale and CEMIG GT, respectively with 55% and 45% of the total equity, by means of contribution of its share in the following energy generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Cadonga. These power plants hold 1.158 MW of attributed installed capacity and an average of 652 MW of secured energy. Electric energy supply to Vale operations will be secured by long-term contracts with Aliança Geração de Energia S.A., in order to maintain the same amount of energy currently supplied to our operations.

The transaction related to Aliança Geração de Energia was concluded on February 27, 2015, and such conclusion had no impact on financial disbursements and was executed by delivering the above-mentioned assets.

Purified phosphoric acid sales

On December 20, 2013, Vale signed a contract with Israel Chemicals Ltd. (ICL) for the sale of all of its shares, corresponding to 44.25%, of Fosbrasil’s equity, a company that produces purified phosphoric acid, located in Cajati, in the state of São Paulo, for US$ 52 million.

On December 18, 2014, upon compliance with preconditions, including approval by the Conselho Administrativo de Defesa Econômica (CADE), this transaction was concluded by Vale that no longer holds any shares in Fosbrasil.

Log-in share sale

On December 26, 2013, Vale, according to the rules in CVM’s Instruction No. 168, from December 23, 1991, as edited, held an auction to dispose of 28,737, 367 of common shares it owned from Log-in Logística Intermodal S.A. (Log-in), a company listed in the BM&FBOVESPA (ticker symbol: LOGN3), corresponding to all of the ordinary shares issued by Log-in and held by Vale, for the price of R$ 8.11 per share, totaling R$ 233 million. The completion of this transaction took place on January 2, 2014.

2012

Sale of CADAM Participation

On April 26, 2012, Vale signed an agreement to sell its participation in 61.5% of Cadam S.A. (CADAM) for US$ 30.1 million (equivalent to R$ 58.0 million), to KaMin LLC (a closed capital American company). CADAM produces kaolin and operated an open mine in the state of Amapá, a processing plant, and a private port, both in the state of Pará. The mine and the plant are interconnected via a 5.8 km pipeline. Vale will receive US$ 30.1 million for CADAM’s share control, to be paid within five years. The transaction was concluded on May 7, 2012. Out of this amount, US$ 11.0 million were paid by Vale by December 31, 2014. CADAM’s sale is part of the Company’s continued efforts to optimize its assets portfolio. Together with the sale of Pará Pigmentos S.A. (PPSA), in 2010, CADAM’s sale consolidates the kaolin sales business.

Sale of Colombia coal assets

On May 25, 2012, Vale, and Vale International Holdings GmbH and Vale International S.A., signed an agreement to sell its thermal coal operations in Colombia to CPC S.A.A, a company affiliated to Colombia Natural Resources S.A.S. (CNR), a closed capital company, for US$ 407 million (equivalent to R$ 843 million) in cash. On June 20, 2012, the transaction was approved by the regulatory authorities of the Netherlands. The sale was concluded on June 25, 2012.

The thermal coal operations in Colombia are an integrated mine-rail-port system consisting of: (a) 100% coal mine in El Hatillo and a coal deposit in Cerro Largo, both in Cesar’s department; (b) 100% of the Sociedad Portuária Rio Córdoba (SPRC), a coal port operation on Colombia’s Atlantic coast, and (c) 8.43% participation in the Ferrocarriles Del Norte de Colombia S.A. (FENOCO) railway, which holds concession and operation of the railway connecting the coal mines to SPRC.

Sale of manganese ferroalloy assets in Europe

On July 10, 2012, Vale and Vale International S.A. signed an agreement to sell its manganese ferroalloy operations in Europe to Glencore Internacional Plc. Subsidiaries, a company listed in the London and Hong Kong stock markets, for US$ 160 million (equivalent to R$ 325 million) in cash, subject to the fulfillment of certain precondition. The manganese ferroalloy operations in Europe consist of: (a) 100% of Vale Manganese France SAS, located in Dunkirk, in France; and, (b) 100% of the Vale Manganese Norway AS, located in Mo I Rana, Norway. The sale was concluded on October 31, 2012.

Sale of marine transport assets

On August 31, 2012, Vale International signed with Polaris Shipping Co. Ltd. (“Polaris”), agreements for the sale, for US$ 600 million, of 10 large ore carriers . These carriers were acquired in 2009 / 2010 and converted from oil tankers to ore carriers, each with an approximate capacity of 300,000 DWT, so that Vale International would have at its disposal a marine fleet dedicated to the transport of iron ore to its clients. The sold ships were chartered by Vale International through long term chartering contracts signed with Polaris. The transaction aimed to reduce the asset base, release capital and preserve Vale’s ability to transport iron ore maintaining the ships at its disposal, but eliminating the risks involved in ownership and operation.

Sale of fertilizer assets

On December 18, 2012, Vale Fertilizantes S.A. signed with Petrobras an agreement to sell the company Araucária Nitrogenados, a nitrogen production operation located in Araucária in the state of Paraná, for US$ 234 million, subject to adjustments. On May 31, 2013, the transaction was closed upon transferring the shares of Araucária Nitrogenados held by Vale Ferilizantes to Petrobras. As expected, payment has been done in quarterly installments, in amounts that are equivalent to the royalties owned by Vale Fertilizantes, parent company of Vale Potássio do Nordeste S.A. relative to the leasing of mining rights at Taquari-Vassouras and the Carnalita project.

CADE approved the transaction with no restrictions on May 15, 2013.

Sale of participation in oil and gas concession

On December 21, 2012, Vale signed an agreement with Statoil Brasil Óleo e Gás Ltda (Statoil) to sell its 25% participation in the BM-ES-22A concession in the Espírito Santo Basin for the amount of US$ 40 million (equivalent to approximately R$ 90 million), in cash. The completion of this transaction happened on March 19, 2014. Vale’s strategy for sustainable growth and value generation encompasses multiple options, and the active management of its portfolio is an important action to optimize the allocation of capital and to focus management efforts.

c.                                       Unusual events or operations

2014

Impairment of assets

The Company identified evidences of impairment in some investments, intangible and fixed assets. Main impairment adjustments are presented below:

		December 31, 2014			December 31, 2013
	Cash	Net			Net
	Generating	Accounting	Recoverable	Impairment	Accounting	Recoverable	Impairment
Assets	Unit	Value	Value	Adjustment	Value	Value	Adjustment
Fixed Assets
Coal	Australia assets (i)	1,228	441	787	—	—	—
Fertilizers	PRC	—	—	—	6,489	1,526	4,963
Fertilizers	Assets in Brazil	10,769	9,193	1,576	—	—	—
Nickel	Operations at Onça Puma	2,245	6,540	(4,295)	—	—	—
Nickel	Operations in New Caledonia	15,071	14,443	628	—	—	—
Iron ore	VGB - Vale BSGR Limited	2,794	—	2,794	—	—	—
Pellets	Pellets assets	—	—	—	527	100	427
		32,107	30,617	1,490	7,016	1,626	5,390
Intangible
Fertilizers	Assets in Brazil	1,223	—	1,223	—	—	—
		1,223	—	1,223	—	—	—
		33,330	30,617	2,713	7,016	1,626	5,390
Investment
Energy	Vale Soluções em Energia S.A.	71	—	71	—	—	—
		71	—	71	—	—	—

2013

On November 2013, Vale decided to join the Tax Recovery Program — REFIS for the payment of amounts relative to taxation on the profit from its subsidiaries and affiliated companies abroad from 2003 to 2012. By joining the REFIS, Vale generated a substation reduction in the amounts under dispute and is in consonance with the Company’s goals to eliminate uncertainties to focus on its business, in order to keep potential benefits from legal appeals under the tax regime for its foreign subsidiaries.

Among the options offered by REFIS legislation, Vale chose to make early payment of debts relative to 2003, 2004, and 2006, and to pay principal tranches, fines and interest for the remaining years of 2005, and 2007 through 2012.

The payments’ face value resulting from Vale’s decision reached the amount of R$ 22.2 billion. Considering early payments and payment of the first tranche, in 2013 R$ 6.0 billion were paid. The remaining amount in 2014, that is, R$ 16.7 billion, will be paid in 166 monthly tranches. For further details, see Explanatory Note No. 19 of the accounting statements relative to the fiscal year ended on December 31, 2013.

2012

Income Tax

In June 2012, the Company decided to incorporate Vale Fertilizantes in the Nague. Consequently, the value of the acquired assets and liabilities stated in the Nague’s accounting statements, deducted from the values amortized in the acquisition date, are the operations’ tax basis. As a result, after the incorporation was concluded, there is no difference between the tax basis and the accounting values of the acquired net assets, and consequently, there is no more deferred income tax liability. The balance of the deferred income tax liability initially stated (accounted for when of the purchasing accounting) totaling R$ 2,533 million, was reverted and fully acknowledged for the fiscal year’s result, in connection with the incorporation g Vale Fertilizantes in the Nague.

Assets recoverable value

Vale found evidence of a reduction in assets recoverable value in some of the investments in affiliated companies and joint ventures and in fixed assets. The following table shows the adjustments made:

		December 31, 2013			December 31, 2012
	Cash	Net			Net
	Generating	Accounting	Recoverable	Impairment	Accounting	Recoverable	Impairment
Assets	Unit	Value	Value	Adjustment	Value	Value	Adjustment
Fixed Assets
Fertilizers	PRC	6,489	1,526	4,963
Nickel	Onça Puma				7,653	1,884	5,769
Pellets	Pelleting Assets	527	100	427	—	—	—
Coal	Australian Assets				3,365	1,226	2,139
Other					386	83	303
		7,016	1,626	5,390	11,404	3,193	8,211
Investment
Aluminum	Norsk Hydro ASA				6,598	4,572	2,026
Metallurgy	Thyssenkrupp				4,387	2,583	1,804
Energy	VSE				207	35	172
		—	—	—	11,192	7,190	4,002

		7,016	1,626	5,390	22,596	10,383	12,213

10.4 Changes in Accounting Practices. Corrections and Remarks.

a.                                      Significant changes in accounting practices

2014

In 2014 there was no significant change in any pronouncement. All pronouncements in 2014 aim adoption of new accounting guidelines starting in 2016, and among which IFRS 15 -Revenue from Contracts with Customers is the most significant one. IFRS 15 covers recognition of revenue from contracts with clients (except contracts within the scope of leasing agreements, insurance agreements, and financial instruments), and replaces the current pronouncements IAS 18 — Revenue, IAS 11 — Construction contracts.

(a)    Pronouncements, interpretations, or updates issued by the IASB to be adopted after December 31, 2014

•                  Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

•                  Equity Method in Separate Financial Statements

•                  Accounting for Acquisitions of Interests in Joint Operations

•                  Clarification of Acceptable Methods of Depreciation and Amortization

•                  IFRS 15 Revenue from Contracts with Customers.

(b)     Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2014

•                  CVM Deliberation 733, dated December 23, 2014 — Approves the Technical Pronouncements Revision Document no. 07 related to Pronouncements CPC 18, CPC 35 and CPC 37 issued by the Accounting Pronouncements Committee

(C)    Pronouncements, interpretations and guidelines issued and/or updated by CPC, adopted during year 2014

•                  ICPC 09 (R2) — Individual Financial Statements, Separate Statements, Consolidated Statements and Application of the Equity Method

•                  ICPC 19 - Taxes

•                  ICPC 20 — Defined Limit of Benefit Asset, Minimum Funding Requirements and Interaction

•                  OCPC 07 — Evidence in the Disclosure of Financial-Accounting Reports for General Purpose

•                  OCPC 8 - TECHNICAL GUIDELINES OCPC 08

2013

Starting on January 1st, 2013, Vale adopted the revise pronouncement IAS 19 — Benefits to employees. The Company applied the pronouncement retroactively according to the transition provided in the pronouncement, which (i) eliminated the “hallway” method, (ii) rationalized the changes between assets and liabilities in the plans, acknowledging in the results of the fiscal year the cost of services, interest rate expenses on obligations, interest rate of revenues on the plan’s assets, and (iii) acknowledged in the comprehensive results new measurements of actuarial gains and losses, return of plan’s assets (net revenue of interest rates on assets) and changes in the ceiling effect of onerous assets and liabilities.

For further details, see explanatory note no. 6 of the accounting statements relative to the fiscal year ended on December 31, 2013.

(a)     Pronouncements, interpretations issued by the IASB or updates to subsequently adopt the December 31, 2013

•                  Annual Improvements to IFRSs: 2010-2012 Cycle

•                  Defined Benefit Plans: Employee Contributions

•                  Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39

•                  Novation of Derivatives and Continuation of Hedge Accounting

•                  IFRIC 21 Levies

•                  Recoverable Amount Disclosures for Non-Financial Assets

All of the above pronouncements, interpretations, and updates have correlated CPCs that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b)       Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

There are new pronouncements, interpretations and changes to the IFRS adopted in 2013, as follows. The retrospective impact of the new rules are limited to effects on the revision of CPC 33 (R1) Benefits to employees. For further details, see explanatory note no. 6 of the accounting statements relative to the fiscal year ended on December 31, 2013.

2012

There were no significant changes in the consolidated accounting statements in the fiscal year that ended on December 31, 2012. Vale drafted its consolidated accounting statements in IFRS based on the pronouncements already issued by the CPC and referenced by the CVM. The pronouncements issued by the IASB, and still not referenced by the CVM, will not be adopted in advance by the Company.

Considering the option given by the pronouncement of the CPC 19(R1) Investment in Joint Controlled Enterprise (Joint Venture), issued on August 4, 2011 and anticipating the consequences of the CPC 18(R2) — Investment in Associated Company, Controlled Company and in Joint Venture (correlated to IFRS 11), the Company, for the purposes of consolidated statements, chose not to show its participation in controlled companies of shared control by the proportional consolidated method, and chose to present its investment in these entities using the equity equivalence method in the fiscal year of 2012.

Additionally to what is said above, for specific contracts, the Company assumes risks related to product transportation and negotiates the freight cost directly for the client. However, for these contracts, in 2011 and 2010, the main portion of the freight related to CFR (international term for freight and cost) of iron ore and pellets was recorded as if Vale was an operation agent, appearing in freight net income. Vale reviewed the 2011 and 2010 statements to reflect the income of such sales accordingly with the total value charged from clients. As consequence, freight costs related to this operation appears as cost of sold product.

For more information, see Explanatory Note 2 in the financial statements relative to fiscal year ended on December 31, 2012.

(a)                                 Pronouncements, interpretations, guidelines and revisions approved by the CVM for adoption after to December 31, 2012

•                  Investment Entities

•                  Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

•                  Annual Improvements to IFRSs

•                  Offsetting Financial Assets and Financial Liabilities

•                  Mandatory Effective Date and Transition Disclosures

•                  IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine

•                  IAS 19 - Employee Benefits

•                  IFRS 10 - Consolidated Financial Statements

•                  IAS 28 - Investments in Associates and Joint Ventures

•                  IAS 27 - Separate Financial Statements

•                  IFRS 11 — Joint Arrangements

•                  IFRS 12 — Disclosure of Interests in Other Entities

•                  IFRS 13 — Fair Value Measurement

•                  IFRS 9 — Financial Instruments

All of the above pronouncements, interpretations, and updates have correlated CPCs that were issued and approved, or that are in the process of being issued and approved by the CVM, with the same adoption dates.

(b)     Pronouncements, interpretation, guidelines and revision approved by the CVM to be adopted after December 31, 2012

•                  CPC 46 — Fair Value Measurement

•                  CPC 36(R3) — Consolidated Statement

•                  CPC 45 — Publication of Participation in Other Entities

•                  CPC 18(R2) — Investments in Associated Companies, Controlled Companies, and Joint Ventures

•                  CPC 33(R1) — Employee Benefits

•                  CPC 19(R2) — Joint Businesses

(c)                                  Pronouncements, interpretation, and guidelines issued and / or updated by the CPC to be adopted during the fiscal year of 2012

•                  CPC 17 (R1) — Construction Contracts

•                  CPC 30 (R1)- REVENUE

•                  CPC 40 (R1) — Financial Instruments: Disclosure

•                  CPC 35 (R2) — Separate Statements

b.                                      Significant effects of changes in accounting practices

In 2014, there were no changes to accounting practices adopted by the Company.

The following table summarizes the effects of the Company’s adopting revised pronouncement IAS 19 — Employee benefits, correlated to CPC 33 (R1) starting January 1, 2013, in the comparison period:

	Consolidated
	December 31, 2012
In R$ millions		Effects of
Equity Balance	Original Balance	changes	Adjusted Balance

Assets
Current
Cash and cash equivalents	11,918	—	11,918
Others	34,123	—	34,123
	46,041	—	46,041
Non-current
Deferred income tax and social contribution	8,134	148	8,282
Others	212,748	(235)	212,513
	220,882	(87)	220,795
Total of assets	266,923	(87)	266,836

Liabilities
Current
Retirement benefits obligations	420		420
Liabilities related to noncurrent assets held for sale	327	18	345
Others	24,924	—	24,924
	25,671	18	25,689
Non-current
Retirement benefits obligations	3,390	3,372	6,762
Deferred income tax and social contributions	7,754	(753)	7,001
Others	74,475	—	74,475
	85,619	2,619	88,238

Shareholders’ equity
Capital stock	75,000	—	75,000
Equity assessment adjustments	(1,422)	(2,754)	(4,176)
Pension fund	—	—	—
Accrued conversion adjustments	8,960	42	9,002
Accrued profits and profits reserve	78,466	—	78,466
Non-controlling shareholders’ equity	3,257	(12)	3,245
Others	(8,628)	—	(8,628)
	155,633	(2,724)	152,909
Total liabilities and shareholders’ equity	266,923	(87)	266,836

	Consolidated
	December 31, 2012
	Balance with		Balance in
(In million reais)	proportional	Effects of joint	proportional
Results	consolidation	ventures	consolidation
Income from sales, net	91,269	—	91,269
Cost of products sold and services provided	(49,899)	67	(49,832)
Gross income	41,370	67	41,437
Operating expenses	(23,508)	—	(23,508)
Net financial income	(8,404)	165	(8,239)
Net equity	1,241	—	1,241
Asset Impairment	(4,002)	—	(4,002)
Profits prior taxation on profits	6,697	232	6,929
Taxes on current and deferred profit	2,669	-74	2,595
Net profit	9,366	158	9,524
Loss attribute to non-controlling shareholders	(501)	—	(501)
Net profit attribute to controlling shareholders	9,867	158	10,025
Discontinued operations (Note 12)	—	—	(133)
Net income	9,867	158	9,892

c. Corrections and remarks in the auditor’s opinion

There were no corrections on the opinions drafted by our independent auditors relating to the financial statements for 2012, 2013, and 2014.

There are no paragraphs to emphasize in the financial statements for December 31, 2014.

As result of a difference between practices adopted in Brazil and those defined through the “International Financial Reporting Standards (IFRS),” the opinion by independent auditors on the accounting statements ending on December 31, 2012, 2013, and 2014 present the emphasis paragraph as follows:

•                  On December 31, 2012, 2013:

“As described in Note 2, individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Vale S.A., these practices differ from IFRS, applicable to separate accounting statements, only related to the evaluation of investments in subsidiaries, affiliates, and joint ventures, by the equity method, as in accordance to IFRS, the fair value method should be adopted.”

As discussed on Note 6 of the 2013 accounting statements, the Company changed how it pays employee benefits in 2013. Our opinion is not an exception in regards to this topic.”

In 2014, KPMG Auditores Independentes assumed as responsible for the independent audit of Company Financial Statements, and issued the report of the financial statements for 2014. Amounts corresponding to years ended on December 31, 2013 and 2012, presented for purposes of comparison were previously audited by PricewaterhouseCoopers Auditores Independentes, who issued reports dated February 26, 2014 and February 27, 2013, respectively, that present no changes.

10.5 Critical Accounting Policies

Preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies.

These estimates are based on the best information available in each fiscal year. Changes in facts and circumstances may lead to revision of estimates, therefore the actual future results may differ from estimates.

Significant estimates and assumptions used by the Company’s Management in preparing these financial statements are thus presented:

a)                                     Mineral reserves and useful life of the mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires that the Company assume positions of future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on proven reserves and probable reserves recorded.

The estimated volume of mineral reserves is based on calculation of the portion of the mines that is depleted, and the estimated useful life of the mine is a major factor in quantifying the provision of environmental rehabilitation of mines during the write-down of fixed assets. Any change in the estimates of the volume of mine reserves and the useful life of the assets linked to them may have a significant impact on charges for depreciation, depletion and amortization, which are recognized in the financial statements as cost of goods sold. Changes in the estimated useful life of the mines could cause a significant impact on estimates of the provision for environmental costs of recovery after write-down of fixed assets and impairment analysis.

b)                                     Disposal of Assets

The Company recognizes an obligation according to the fair value for disposal of assets during the period in which they occur, pursuant to the Accounting Statement’s Explanatory Note 3(b). The Company believes the accounting estimates related to recovery of degraded areas and closure costs of a mine are a critical accounting policy because they involve significant values for the provision and it is expected to involve several assumptions, such as interest rates, inflation, the useful life of the asset considering the current stage of depletion and the projected dates of depletion of each mine. These estimates are reviewed each year.

c)                                      Taxation on profit

The Company recognizes the effect of the deferred tax from the tax loss and/or temporary differences in its consolidated financial statements and the financial statements of the controlling company.

Determination of the provision for income taxes or deferred income tax, assets and liabilities, and any provision for losses on tax credits requires estimates from Management. For each future tax credit, the Company assesses the likelihood of part or the entire asset not being recovered. The provision for devaluation depends on the assessment by the Company, the probability of generating taxable income in the future, on production and sales planning, commodity prices, operating costs, restructuring plans, the costs of recovering degraded areas, and planned capital costs.

d)                                     Provision for legal suits

Provisions for legal suits are only recorded when the possibility of loss is considered to be probable by the legal director and their legal advisers.

Legal suit provisions are recorded when the value of losses can be reasonably estimated. By their nature, legal suits will be resolved when one or more future events occur or fail to occur. The occurrence of such events does not typically depend on the Company’s activities, which makes it difficult to give precise estimates about the date on which such events are recorded. Assessing such liabilities, particularly in the uncertain legal environment in Brazil, and well as in other jurisdictions, involves exercising significant estimates and judgments from management regarding the results of future events.

e)                                      Employee Retirement Benefits

The amounts reported in this section depend on a number of factors that are determined based on actuarial calculations that use several assumptions to determine costs and liabilities, among other things. One of the assumptions used in determining the amounts to be recorded in the financial statements is the discount and corrective interest rate. Any changes in these assumptions will affect the accounting records.

At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to update and discount the fair value of assets and liabilities, costs and expenses, and to determine future values of estimated cash outflows that are necessary to pay pension plan obligations.

f)                                        Reduction in Recoverable Value of Assets

Every year the Company tests the recoverability of its tangible and intangible assets separated by cash-generation unity, usually employing discounted cash flow criteria, which depends on several estimates that are influenced by market conditions prevailing at the time that such recoverability is tested.

g)                                     Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods and to define assumptions, which are mainly based on market conditions existing at balance sheet date

The analysis of the impact if actual results vary from Management’s estimates is presented in 2014 accounting statement’s explanatory note 22 on the topic of Sensitivity Analysis.

10.6 - Internal Controls

a. Degree of efficiency of such controls, and any imperfections and actions taken to correct them

Vale’s Management evaluated the effectiveness of internal controls related to financial statements through a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

Management established a process for evaluating internal controls using a process mapping methodology and risk assessment to identify applicable controls in order to mitigate the risks affecting the Company’s ability to start, authorize, record, process and release relevant information in the financial statements.

At the end of fiscal year, based on tests performed by Management during the period, no shortcomings were identified in the implementation of relevant controls. During the fiscal year, whenever mistakes are identified in the implementation of controls, they are corrected through the application of action plans to ensure their correct execution at the end of the fiscal year.

Vale’s Directors understand that the process-mapping and risk-assessment methodology used are adequate to ensure the efficiency, accuracy and reliability of its internal controls.

b.                                      Deficiencies and recommendations on internal controls included in the independent auditor’s report

The independent auditors did not present any deficiencies about the effectiveness of internal controls adopted by Vale.

10.7 Public Sale of Securities

a.                                      How resources resulting from the sale were used

2014

In February 2014, Vale closed the public distribution offer of 1,000,000 (one million) simple debentures, chirographic non-convertible into shares, in up to four series, with par value of R$ 1,0 thousand, total of R$ 1,0 billion. Debentures are to be adjusted and will pay annual interest, according to IPCA + 6.46% per year (equivalent to NTN-B 2020 — 0.15%), IPCA + 6.57% per year (equivalent to NTN-B 2022 — 0.10%), IPCA + 6.71% per year (equivalent to NTN-B 2024 + 0%) and IPCA + 6.78% per year (equivalent to NTN-B 2030 + 0%), and mature in 2021, 2024, 2026, and 2029, depending on the series. Debentures are unsecured guarantees and will be pari passu to all Vale obligations of similar nature.

Net revenue from the Issuance were fully destined to be used or to reimburse expenses, costs and/or debts related to the projects of investment on Company infrastructure deemed to be priority, under the terms in article 2 in Law 12.431, in Decree 7.603 and Order by the Ministry of Transportation.

For more information on this issue, see item 18.5 in this Reference Form.

2013

There was no public sale of securities in 2013.

2012

Vale priced US$ 1 billion in bonds maturing in 2022.

In January 2012, Vale priced the bonds offer from its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.0 billion (equivalent to R$ 2.0 billion). The bonds have a 4.375% coupon rate per year, paid biannually, at a price that is 98.804% of the bond’s face value. These bonds mature in January 2022 and were issued with a 255 basis points spread over the US Treasury bonds, resulting in a 4.525% yield to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used this offer’s net revenues for general corporate purposes.

Vale priced US$ 1.250 billion in bonds maturing in 2022.

In April 2012, Vale priced the bonds offer of its whole subsidiary Vale Overseas Limited (Vale Overseas) at US$ 1.250 billion (equivalent to R$ 2.6 billion), guaranteed by Vale. Bonds were consolidated in a single series, with Vale Overseas bonds, issued on January 11, 2012, at US$ 1 billion (equivalent to R$ 2.0 billion) with a 4.375% coupon rate and 2022 maturity. Bonds issued in April will have a 4.375% coupon rate of 101.345% of the bond’s face value. These bonds mature in January 2022 and were issued with a 200 basis points spread over the US Treasury bonds, resulting in a 4.205% yield per year to the investor. The bonds are a Vale Overseas’ unguaranteed obligation, and are totally and unconditionally guaranteed by Vale. The guarantee is equally valid as payment for all other obligations of debt without Vale’s guarantees.

Vale used the net revenues from this offer for general corporate purposes.

Vale priced €750 million in bonds maturing in 2023

In July 2012, Vale priced the bonds offer of €750 million (equivalent to R$ 1.9 billion) of 10.5 years. Vale will use the net revenue from this offer for general corporate purposes. The notes maturing in 2023, in the amount of €750 million (equivalent to R$ 1.9 billion), have a 3.75% coupon rate per year, paid annually, and were priced at 99.608% of the bond’s face value. The bonds mature on January 10, 2023, and were issued with a 180 basis point spread over the € mid-swap, or a 225.7 basis point spread over the German Bund’s bonds return, resulting in a 3.798% yield per year to the investor. The bonds are an unguaranteed obligation and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from this offer for general corporate purposes.

Vale priced US$ 1.5 billion in bonds maturing in 2042.

In September 2012, Vale price an offer of US$ 1.5 billion (equivalent to R$ 3.1 billion) in bonds with a 5.625% annual coupon rate, paid biannually, and that were priced at 99.198% of the bond’s face value. The bonds mature in September 2042, and were issued with a 300 basis point spread over the US Treasury bonds, resulting in a 5.681% annual yield for the investor. The bonds are an obligation without guarantees and are pari passu for Vale’s entire obligation of a similar nature.

Vale has used net revenues from the offer for general corporate purposes.

For more information about offers above, see item 18.10 in this Reference Form.

b.                                      Whether there have been relevant deviations between the actual uses of funds disclosed in the offering memoranda of that distribution

There have not been relevant deviations.

c.                                       In the event of deviations, the reasons thereto

There have not been relevant deviations.

10.8 Significant items Not Included in the Financial Statements

a. Assets and liabilities held by Vale, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

i.                                         Operational leases, assets and liabilities

•                                                      Pelleting operations

Vale maintains an operational lease with its entities under common control, Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização, and Companhia Nipo-Brasileira de Pelotização, under which Vale leases its pelleting plants. These operational leases are in effect for 3 and 10 years, and are renewable.

Table below presents minimum current future payments, required and non-cancellable, due under the operational lease of four pellet plants (Hispanobrás, Nibrasco, Itabrasco and Kobrasco), for December 31, 2014.

Consolidated
Pelleting Operation	R$ million

2015	169
2016	136
2017	111
2018 forward	101
Total	517

ii.           offset portfolio of receivables where the entity maintains risks and responsibilities, including respective liabilities

There are no offset portfolio of receivables where Vale maintains risks and responsibilities, that are not included in the Company balance sheet.

iii.       Agreement for future sale and purchase of products or services

There are no agreements for future sale and purchase of products or services that are not included in the Company balance sheet.

iv.        Unfinished construction agreements

There are no unfinished construction agreements that are not included in the Company balance sheet.

v.                 agreements for futures from financing

1.                                      Base Metal

Nickel Operations Project —New Caledonia

Regarding the construction and installment of the nickel processing plant in New Caledonia, Vale offered guarantees for the financing, acquired to pay for this operation, as required by the French Girardin tax law. Vale provided guarantees to the agent acting on behalf of the tax benefit, of investors (BNP Paribas), related to certain payments due by Vale Nouvelle-Calédonie SAS (“VNC”). Consistent with the commitments assumed, construction of the plant ended on December 31, 2012. Additionally, Vale has also committed that the assets associated the Girardin Law would be operated for five years, starting on December 31, 2012, under specific production criteria, which remain consistent with the current plans. Vale believes that the probability of the guarantee being claimed is remote.

Participating Debentures

Due to the 1997 privatization, the Company issued debentures for existing shareholder, including the Brazilian Government. The terms of the debentures were established to make sure that the pre-privatization shareholders had a share in potential future benefits, which were to be obtained by means of the exploration of certain mineral resources.

A total 388,559,056 debentures were issued in the nominal amount of R$ 0.01 (one cent of a real), whose value will be adjusted based on the Market Price General Index (“IGP-M”), as defined in the Debenture Deed. On December 31,2014, December 31, 2013, and December 31, 2012, the debentures fair value was R$ 5 million, R$ 4 million, and R$ 3 million, respectively.

The owners of these debentures have the right to receive premiums payable every six months, equivalent to a percentage of the net revenues from certain mineral resources, as per the Debenture Deed. In April and October 2013, the Company paid semi-annual yields in the amount of R$ 13 million and R$ 9 million, respectively. In April and October 2014, the Company paid semestrial compensation in the total amount of R$ 123.7 million and R$ 160.7 million to debenture holders, respectively. The amount of semestrial compensation paid in 2014 include the payment of premium for copper (R$ 12.6 million in April and R$ 9.3 million in October) and, for the first time, the payment of premium for iron ore (R$ 11.1 million in April and R$ 151.4 million in October).

2.                                      Guarantee granted to affiliates

Vale granted corporate guarantees, according to the shareholding limit, to a facility acquired with Bando Nacional de Desenvolvimento Econômico e Social - BNDES, Caixa Econômica Federal and Banco BTG Pactual S.A. by its affiliate Norte Energia. On December 31, 2014, the amount guaranteed by Vale was R$ 1,385 million. On December 31, 2013 and 2012, the amount guaranteed by Vale was R$ 695 million and R$ 188 million, respectively.

On December 31, 2014, the company had granted a total of R$ 1.195 million in guarantee for the loan of Companhia Siderúrgica do Pecém S.A. — CSP, corresponding to its shareholding position in that company.

b.                                      other items not evident in the financial statements

1.                Base metals operations

Nickel Operations — New Caledonia

In October 2012, Vale signed an agreement with Sumic, shareholder of VNC, to reflect Sumic’s agreement with the dilution of its share in VNC from 21% to 14.5%. Originally, Sumic has the option to sell his VNC shares to Vale if the defined cost of the initial project of nickel development exceeded the R$ 12 billion (US$ 4.6 billion) limit and an agreement in case if lack of consent on how to proceed with the project. On May 27, 2010, the limit was reached. Vale discussed it and decided to extend the option. As a result of the October 2012 agreement, the option’s trigger change from a cost limit to a production limit, which should have been achieved in December 2014. VNC did not achieve test production in December 2014. In February 2015, Vale entered into another amendment to the Sumic’s Shareholders’ Agreement, which altered the test production and extended it to December 2015. If VNC achieve test production by December 2015, the option is automatically terminated and Sumic remains as shareholder of VNC. If VNC fails to achieve test production by December 2015, the option is automatically triggered and Sumic will sell its share to Vale.

Nickel Operations — Indonesia

In October 2014, our subsidiary PT Vale Indonesia TBK (“PTVI”), a company listed in Indonesia, renegotiated its operation license (known as Contract of Work - “CoW”). Renegotiation included the following key points: (i) Royalty — royalty will be 2% of matte nickel sales and will increase to 3%, based on a defined nickel price limit; (ii) Divestment — the Company agrees upon divesting 15% of its share within five years while partner Sumitomo Mining Metal Co., Ltd will also divest 5% of its share; (iii) Continuity of Business Operations — provided that the Company complies with its obligations under the CoW, which may require the continuous right to operate until the year of 2045; (iv) Size of the CoW Area — PTVI, which will reduce its CoW area by 72 kha, with no impact on the deployment of the growth strategy; (v) Domestic Processing — PTVI — in agreement with the obligation to use domestic processing and refining; and (vi) Priority to Use Workforce, Products, and Services— PTVI — in agreement with the obligation to prioritize the use of domestic workforce and services. The renegotiated agreement had net impact , recorded as loss in the measurement or sale of noncurrent assets equal to R$ 441 million (US$ 167 million) due to the reduction to the CoW area.

•                                          Nickel Operations — Canada

The Development Agreement, as amended, between Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (“Province”) rule VNLI rights and obligations related to the development and operation of the Voisey’s Bay mine as well, as obligations on processing in the Province and exporting of concentrate copper and nickel.

On December 19, 2014, the Sixth Amendment of the Development Agreement was signed (“Sixth Amendment”). The Sixth Amendment, among other things: (i) increase the amount of concentrate nickel that VNLL is allowed to export to the Province in additional 94,000 tons, higher or lower than the existing limit of 539,000 tons, (ii) extends the term applicable for VNLL to export concentrate nickel to December 2020, and (iii) allows VNLL to export medium content concentrate nickel (“middling’s”), at VNLL discretion, to achieve the ramp-up schedule for the processing plant in Long Harbour (“LHPP”). In turn, VNLL has agreed, among other things, upon: (i) return to the Province a number of nickel units to be processed equivalent to the exported amount, (ii) replacing middling’s with an equivalent number of nickel units within twelve months from the date when middling’s were exported, (iii) making certain payments to the government related to the additional amount of concentrate nickel exported by VNLL; (iv) diligently proceeding with the building of LHPP, and (v) investing on the Province community.

Additionally, for commitments contained in the Sixth Amendment, other key commitments in the Development Agreement, as amended, remain binding. Therefore, under the terms in the Development Agreement, VNLL has a potential obligation guaranteed by letters of credit and other bonds, which may be due and payable if certain commitments related to the underground mine are postponed or unachieved.

In these operations, we offered letters of credit and guarantees in the amount of R$ 2,6 billion (US$ 1 billion) associated to items as environmental claims, commitments with asset retirement, power agreements, post-employment benefits, agreements of community service and importing and exporting commitments.

2. Concessions and Sub-Concession Agreements

Railway transportation companies

The Company entered into concession contracts with the Brazilian Government, through the Ministry of Transport, for exploration and development of public railway transport of cargo and passengers, under supervision of the National Agency of Ground Transportation (ANTT). The accounting records of concessions are classified as intangible assets.

Termination of the concession for the railways Vitória-Minas and Carajás are June 2027. The contractual bases and expiration dates of the railway transport did not change during the period.

The concession will be terminated if one of the following takes place: the end of the contractual period, expropriation, forfeiture, termination of period, cancellation, bankruptcy or closure of the Concessionary.

Port Terminals

Vale owns specialized port terminals, as follows:

TERMINAL	GRANTEE	LOCATION	TERMINATION
Terminal de Tubarão	Vale S.A.	Vitória - ES	2039
Terminal de Praia Mole	Vale S.A.	Vitória - ES	2039
Terminal Marítimo de Ponta da Madeira	Vale S.A.	São Luis - MA	2039
Terminal da Ilha Guaíba	Vale S.A.	Mangaratiba — RJ	2039
Terminal de Exportação de Minério	CPBS - Companhia Portuária Baía de Sepetiba	Itaguaí/RJ	2021
Terminal de Gregório Curvo	MCR - Mineração Corumbaense Reunida S.A.	Corumbá/MS	2039

Except for Terminal de Exportação de Minério granted to CPBS — Companhia Portuária Baía de Sepetiba, the Adherence Agreements applicable to other port terminals were adapted to the new port law, Law 12.815/2013, and new Agreements were executed in September 2014, for 25 years, renewable for equal periods.

There are no other items not shown in Vale’s financial statements other than those previously reported.

10.9 - Comments on items not shown in the Financial Statements

(a)     how these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the issuer financial statements

Vale’s Directors do not expect relevant effects on the operations described in item “10.8” of this Reference Form and not recorded in the financial statements that would change the revenues, expenses, operating result, financial expenses or other items in Vale’s financial information.

(b)     nature and purpose of the operation

For a description of the nature and purpose of each operation, see item 10.8 in this Reference Form.

(c)      nature and amount of obligations and rights in favor of the issuer arising out of the operation

For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in our financial statements, please refer to item “10.8” of this Reference Form.

10.10 - Business Plan

a.                                      Investments, including: (i) quantitative and qualitative description of ongoing and planned investments; (ii) sources of investment financing; and (iii) relevant ongoing and planned divestments.

b.                                      Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale’s production capacity

c.                                       New products and services, including: (i) description of ongoing research already published; (ii) the total amounts spent by the issuer on research to develop new products or services; (iii) ongoing projects already announced; and (iv) the total amounts spent by the issuer to develop new products or services

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

In 2015, investments on corporate social responsibility will be R$ 2.239 million, comprised by R$ 1.751 million in environmental protection and conservation and R$ 488 million on social programs.

In 2014, Vale investments (projects execution and operation maintenance) were R$ 28.207 billion. A total of R$ 18.649 billion were invested on project executions and R$ 9.558 billion on the maintenance of existing operations. Investments on corporate social responsibility summed R$ 2.693 billion, where R$ 2.050 billion are destined to environmental protection, and R$ 0.643 billion to social projects. Investments on acquisitions totaled R$ 162 million in 2014.

Starting in 2013, expenses with Research and Development (R&D) were not included in the investments amount, which, in turn, include project execution and maintenance of existing operations, and are based in disbursements.

In 2013, Vale’s investments (project execution and maintenance of existing operations) cost R$ 30.750 billion. R$ 20.845 billion were invested in project execution and R$ 9.906 billion in the maintenance of existing operations. Investments in corporate social responsibility reached R$ 2.776 billion, R$ 2.194 billion of which were dedicated to environmental protection and R$ 572 million to social projects.

Acquisition investments summed up to R$ 579 million in 2013. The main acquisitions are discussed in item “10.3” of this Reference Form.

In 2012, investments—excluding acquisitions—were R$ 34.660 billion below what was budgeted. Of the total amount invested in 2012, R$ 22.639 billion was allocated to project development, R$ 2.997 billion to R&D, and R$ 9.025 billion to sustaining existing operations. Investments in corporate social responsibility were R$ 2.626 billion (R$ 2.005 billion earmarked for environmental protection, and R$ 621 million to social projects).

Investments in acquisitions were R$ 1.267 billion in 2012. The main acquisitions are commented on in item “10.3” of this Reference Form.

In 2014, Vale started operations in eight projects: the 5th line in Brucutu, Tubarão VIII, Teluk Rubiah, Salobo II, Serra Leste, Vargem Grande, Long Harbour, and Nacala.

In 2013, Vale started operations in five projects: (i) Conceição Itabiritos, an iron ore processing plant in Minas Gerais; (ii) Planta 2, a dry processing plant previously known as Adicional 40 Mtpa, in Pará; (iii) CLN 150, a logistic corridor in Brazil’s Northern System (including Pier IV with its first cradle in Ponta Madeira), (iv) Long Harbour, a nickel and copper hydrometallurgical refinery in Canada, and (v) Totten, nickel and copper mine in Canada.

In 2012,Vale started operations in two projects (a) Salobo I, a copper and gold operation in Pará, and (b) Lubambe, a copper operation located in Africa’s copper belt, in Zambia.

2015 Capital Budget

In December 2014, our Board of Directors approved the investment budget for 2015, including expenditures of US$ 6.358 billion (equal to R$ 14.971 billion) for project execution, and US$ US$ 3.809 billion (equal to R$ 8.969 billion) dedicated to the maintenance of existing operations.

Our main iron ore growth initiatives respond for 71% of the US$ 6.358 billion budget for project development in 2015. These programs include: (i) expansion of our integrated iron ore operations in Carajás (US$ 3.696 billion) through S11D and CLN S11D projects; and (ii) conclusion of Itabiritos project to partially replace the capacity, increase production and improve the quality of the iron ore produced in the South and Southeastern Systems (US$ 659 million), including Conceição Itabiritos II, Vargem Grande Itabiritos and Cauê Itabiritos projects.

The following table shows the estimated allocation of investments for the maintenance of existing operations:

INVESTMENTS TO MAINTAIN OPERATIONS 2015 — ALLOCATION BY BUSINESS AREA

		Piles and
		Rejection	Health and	Corporate Social		Administrative
US$ million	Operations	Barriers	Safety	Responsibility		and Others	Total
Ferrous materials	1,203	246	344	108		28	1,929
Base metals	1,039	70	56	193	(1)	31	1,388
Coal	52	7	—	9		10	78
Fertilizers	198	16	12	48		16	290
Others	6	—	7	1		109	123
Total	2,498	339	420	360		194	3,809

(1) Inclui o projeto Clean AER..

The following table shows the main projects under development by Vale and/or by companies in the group:

	Estimated	Investment		Expected Investment
	Start-up	Made		R$ millions
Project	Date	2012	2013	2014	2015	Total	Status(1)
IRON ORE

Project CLN S11 D Increase logistic capacity of Northern System to support mine S11D, including duplicating approximately 570 km of railroad, building 101 km of a new railroad branch, purchase of cars and locomotives and onshore and offshore expansion at the Ponta da Madeira Maritime terminal Increase nominal logistic capacity on the Carajás Railroad to approximately 230 Mtpa.	1S14 a 2S18	1,290	1,504	3,671	5,729	22,332

Civil works for the foundations to grow the port underway — placement of beams on the North off shore area (43% concluded). On-shore expansion — 9 out of 48 segments to double the railway were delivered in 2014. Railway branch achieved 45% of physical advance.

32% physical advance

Carajás Serra Sul S11D Development of mine and processing plant. Location in the southern mountains of Carajás, Pará. Estimated nominal capacity of 90 Mtpa.	2S16	1,445	1,767	291	3,254	16,196

All the energy centers of the truckles system were received at the site. Transportation of modules to the plant area. Electro- mechanic assembly services on the mine and long distance conveyor belts started.

56% physical advance.

Conceição Itabiritos II Plant adaptation for low content Itabiritos processing, located in the Southern System, Minas Gerais. Estimated nominal capacity of 19 Mtpa (without addition of liquid capacity).	2S15	518	366	537	421	2,800	Commissioning and power feeding of secondary and tertiary hematite crushing unit concluded. Test in the hematite circuit. 94% physical advance

Cauê Itabiritos Plant adaptation for low content itabiritos processing, located in the Southern System, Minas Gerais. Estimated nominal capacity of 24 Mtpa, with addition of 4 Mtpa liquid capacity. 29% sinter feed, with 65.3% Fe and 4.4% silica, and 71% pellet feed, with 67.8% Fe e 2.8% silica.	2S15	192	503	815	824	3,541	Civil construction of the rejector concluded. Commissioning at the substation plant of crushing unit concluded. 78% physical advance

COAL — MINING AND LOGISTICS
Moatize II	2S15	749	827	1,342	1,481	4,869	First train from Nacala received. Conclusion of the manufacturing of furnaces and conveyors structure. 79% physical advance.

	Estimated	Investment		Expected Investment
	Start-up	Made		R$ millions
Project	Date	2012	2013	2014	2015	Total	Status(1)
Nacala Corridor Port and railroad infrastructure connect the Moatize site to the maritime terminal of Nacala-à- Velha, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpa.	2S14	725	2,014	3,730	1,526	10,464	First train loaded with coal ran through the entire corridor and was unloaded at the port of Nacala. 82% physical advance.

CSP(2) Development of a steel sheet plant in partnership with Dongkuk e Posco, located in Ceará. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpa	2S15	575	816	428	436	6,052	Assembly of metallic structures underway. Assembly of tracks underway. 76% physical advance.

(1)Expected investment is related to Vale’s stake in the project.

(2)Status on December 31, 2014

10.11 - Other factors with relevant influence

There are no other factors that have relevantly influenced the Company’s operating performance that have not been identified or commented on other items in this section.

13 - Management Remuneration

13.1        Description of the compensation policy, including Non-Statutory Boards

a. Objectives of the compensation policy or practices

According to the provisions of Article 10, Paragraph 3 of the Bylaws of the Company, the overall and annual compensation for Company Managers is set at the Annual General Meeting, and takes into account their responsibilities, the time they dedicate to their functions, competence and professional reputation, and the market value of their services.

Vale is one of the largest diversified mining companies in the world, and one of the largest private companies in Latin America. It has operations in over 25 countries having shareholders on every continent, and employing around 76,500 employees and 42,000 subcontracted workers active in its operations, as of December 31, 2014.

Clearly, Vale is a global company of great complexity and magnitude, whose administration requires an in-depth understanding of its area of business and market, combined with total commitment.

As global company, Vale is aware that retaining and engaging the right professionals in strategic roles, especially Executive Directors, is critical for its success today, in the mid and long terms. As such, the market is always the benchmark, from the perspective of global competition, thus Vale takes into consideration, to determine managers’ compensation, compensation policies used by top mining companies, as well as from large global corporations from other industries.

Thus, the goal of Vale’s compensation policy is to attract, motivate, and retain its talents, and considers market practices at locations where the company operates, its alignment with company strategy in the short and long terms, its shareholder value, and business sustainability.

b.             Composition of compensation packages

(i) Description of the elements of the compensation packages and the objectives of each of them.

Board of Directors

Fixed Compensation

Pro-labore. The compensation for the members of the Board of Directors is made up exclusively of the payment of a fixed monthly fee; this fixed compensation is designed to remunerate the services of each board member, within their scope of responsibility as members of Vale’s Board of Directors. The overall annual compensation for the Managers, including the members of the Board of Directors, the Statutory Board, the Fiscal Council and the advisory committees is set at the Annual General Meeting and distributed by the Board of Directors.

Direct and indirect benefits. The members of the Board of Directors do not have the right to direct or indirect benefits.

Participation on Committees. The members of the Board of Directors do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Board of Directors do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Board of Directors do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Board of Directors do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Board of Directors do not have the right to remuneration based on shares.

Fiscal Board

Fixed Compensation

Pro-labore. The compensation for the members of the Fiscal Board is made up of a fixed monthly fee (honorarium), excluding benefits, representation monies, and profit shares. Members of the Fiscal Board are also entitled to refund for their costs with travelling and accommodation expenses incurred while performing their duties. Deputies are compensated when they undertake the function when a seat is vacant, or when the member of the board in question is absent or unable to exercise the function. The aim of the fixed compensation is to remunerate the services of each board member, within their scope of responsibility as members of the Company’s Fiscal Board. The fees for Fiscal Board members are determined as a percentage of the average compensation to the Executive Directors.

Direct and Indirect Benefits. Members of the Fiscal Board do not have the right to direct or indirect benefits.

Participation on Committees. The members of the Fiscal Board do not have the right to remuneration for participation on committees.

Variable Remuneration

The members of the Fiscal Board do not have the right to variable remuneration, including bonuses, profit sharing, participation in meetings, and commissions.

Post-employment Benefits

The members of the Fiscal Board do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Fiscal Board do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Fiscal Board do not have the right to remuneration based on shares.

Advisory Committees

Fixed Compensation

Pro-labore. The compensation for the members of the Board of Directors Advisory Committees (Strategy Committee, Finance Committee, Executive Development Committee, Financial Control Committee, and Governance and Sustainability Committee) considers exclusively the payment of a fixed monthly fee (fees), except for committee members who are Vale Managers, who will not be eligible for compensation for sitting on the committees, as set forth in Paragraph 2 of Article 15 of Vale’s Bylaws. The aim of the compensation is to remunerate each member’s services within the scope of their responsibility as members of the Company’s respective Advisory Committees. The compensation for Advisory Committee members is defined by the Board of Directors.

Direct and Indirect Benefits. Advisory committee members are not entitled to direct or indirect benefits.

Variable Remuneration

The members of the Advisory Committees do not have the right to bonuses, profit sharing, or commissions.

Post-employment Benefits

The members of the Advisory Committees do not have the right to post-employment benefits.

Benefits Resulting from the Termination of Holding a Position

The members of the Advisory Committees do not have the right to benefits resulting from the termination of holding a position.

Remuneration Based on Shares

The members of the Advisory Committees do not have the right to remuneration based on shares.

Statutory Directors (Executive Board)

Fixed Compensation

Pro-labore. Statutory Directors are entitled to receive a fixed monthly compensation aiming to remunerate the services rendered by them within the scope of the individual responsibility attributed to each one managing the Company.

Direct and indirect benefits. Statutory Directors are entitled to a package of benefits that is also compatible with market practices, including private healthcare, hospital and dental care, a designated car with driver, private pension scheme and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare.

Participation on Committees. Statutory Directors do not have the right to remuneration for participation on committees.

Variable compensation

Bonus. Statutory Directors are entitled to variable annual payment (bonus) based on the Company’s earnings and defined by indicators and objectives, measurable targets derived from the strategic plan, and the annual budget approved by the Board of Directors. While assuring market competitiveness, the main aim of the bonus is to acknowledge an executive’s contribution to the Company’s performance and earnings.

Others. Statutory Directors do not have the right to variable compensation, profit sharing, participation in meetings, or commissions.

Post-employment benefits

Statutory Directors may have medical healthcare, hospital and dental care paid by the Company up to 24 (twenty-four) months after their termination, in order to allow them to look for alternatives outside the corporative plan.

Benefits Resulting from the Termination of Holding a Position

The members of the Statutory Board do not have the right to benefits resulting from the termination of holding a position, except, however, as described in item 13.12 of this Reference Form, for eventual indemnity due to termination or no renewal of the employment agreement entered by and between these directors and the Company, provided that these events are a Company initiative. For more information, see item 13.12 in this Reference Form.

Compensation based on shares

Long-term Incentives — ILP (Portuguese acronym) (by 2014) and Virtual Share Program — PAV (starting in 2014)

The Long-term Incentives (ILP) represents a variable payment based on the Company’s expected future performance aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010.

Starting in 2014, the ILP was replaced by the Virtual Shares Program (PAV), whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

For further details, see items 13.1 (b)(iii), (c), and (d) and 13.4 in this Reference Form.

Matching

Like the PAV (and the ILP replaced by PAV in 2014), Matching is a variable, long-term form of compensation based on the Company’s expected future performance. The plan’s purpose is to encourage an “owner’s feeling”, while also helping to retain executives and reinforce a sustained performance culture. The plan was established in 2008, and was altered in 2014 for purposes of changing the calculation methodology to enter the plan, now considering for such calculation (i) the monthly portion of the fixed compensation received by beneficiaries of this plan, and (ii) parameters predetermined for each hierarchic level and country where the Company operates. Currently, adherence to the program is voluntary to all executives at Vale. Except for the CEO and Executive Directors, for whom adherence and retention in the program is now mandatory.

For more information, including the methodology for calculation used to determine the value of the compensation of beneficiaries under this Plan, see items 13.1(b)(iii), (c), and (d) in this Reference Form.

Non-Statutory Board

The non-statutory directors are Company employees with a labor contract. These directors may hold global Corporate or business unit functions or regional or local corporate functions, or are responsible for operational systems or areas in the Company’s different businesses.

Fixed Compensation

Pro-Labore. Non-Statutory Directors are entitled to a fixed monthly compensation based on the Company’s organizational chart, which is aligned to market practices. The aim of the fixed salary is, as set out in the labor contract signed by each executive, to remunerate the services rendered within the scope of responsibility attributed to each one undertaking their respective duties within the company.

Direct and indirect benefits. Non-Statutory Directors are entitled to benefits compatible with market practices, including medical healthcare, hospital and dental care, private pension scheme (Valia) and life insurance. Not only are the benefits in line with market practices, but they are also aimed at assuring the executives and their dependents peace of mind when it comes to fundamental issues such as healthcare. For more information about the Complementary Benefits plan (Valia), see item 13.10 of the Reference Form.

Participation on Committees. The non-statuary directors do not have the right to remuneration for participation on committees.

Variable compensation

Profit Sharing. Variable annual payment (PLR) based on the Company’s earnings and defined by indicators and objective, measurable targets derived from the strategic plan, and the annual budget approved by the Board of Directors. While assuring market competitiveness, the main aim of the profit sharing is to acknowledge an executive’s contribution to the Company’s performance and earnings. Item 13.1 (d) below, describes in detail the methodology for calculation used to determine the value of the compensation of the Non-Executive Board, pursuant to what is stated below.

Other. Non-Statutory Board members are not entitled to bonus, participation in meetings, or commissions.

Post-employment benefits

Non-Statutory Directors may enjoy the Medical, Dental, Hospital Assistance paid by the Company after termination of their employment, in order to be able to look for alternatives outside the corporate plan.

Benefits Resulting from the Termination of Holding a Position

Non-Statutory Directors receive customized service of orientation for outplacement to be performed by the specialist company appointed by Vale.

Compensation based on shares

Long-Term Incentive — ILP (by 2014) and Virtual Share Program — PAV (starting in 2014)

The Long-term Incentive (“ILP”) represents a variable payment based on the Company expected future performance and aimed at retaining and engaging the Executives and aligning them with the future vision of the Company. The program was introduced in 2007 and the first payment was made in January 2010. Starting in 2014, the ILP was replaced by the Virtual Shares Program (“PAV”), whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years. Additionally, PAV allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

For further details, see items 13.1 (b)(iii), (c) and (d) and 13.4 in this Reference Form.

Matching

Like PAV (and the ILP, replaced by PAV in 2014) Matching is a variable, long-term form of compensation based on the Company’s expected future performance. The plan’s purpose is to encourage a “feeling of ownership”, while also helping to retain executives and reinforce a sustained performance culture. The plan was established in 2008, and was altered in 2014 for purposes of changing the calculation methodology to enter the plan, now considering for such calculation (i) the monthly portion of the fixed compensation received by beneficiaries of this plan, and (ii) parameters predetermined for each hierarchic level and country where the Company operates. Currently, adherence to the program is voluntary to all executives at Vale. Except for the CEO and Executive Directors, for whom adherence and retention in the program is now mandatory.

For more information, including the methodology for calculation used to determine the value of the compensation of beneficiaries under this Plan, see items 13.1(b)(iii), (c), and (d) in this Reference Form.

Non-Statutory Committees

The Company also has two non-statutory committees: the Risk Committee and the Communication Committee. All the seats on the non-statutory committees are held by the Company’s statutory and non-statutory directors, who do not receive any extra compensation for this function.

(ii) Proportion of each element to make up the total compensation package

The approximate proportions of each element in the total compensation for 2014 were as shown in the table below:

Compensation Composition	Board of Directors	Fiscal Board	Statutory Board	Non- Statutory Board	Committees(1)
Fixed Compensation
Wage or Pro-Labore	89.26%	83.33%	31.19%	33.38%	83.33.00%
Direct or Indirect Benefits	—	—	12.62%	17.41%	—
Advisory Committees	—	—	—	—
Others(2)	10.74%	16.67%	6.18%	10.16%	16.67%
Variable Compensation
Bonus	—	—	39.12%		—
Profit Sharing	—	—	—	25.03%	—
Participation in Meetings	—	—	—	—	—
Commissions	—	—	—	—	—
Others(2)	—	—	8.34%	6.51%	—
Benefits Post Labor	—	—	—	—	—
Resignation	—	—	—	—	—
Compensation Based on Shares
Long-term incentive	—	—	—	—	—
Matching	—	—	2.55%	7.51%	—
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(1)              Excluding members of these committees who are members of the board of the Company.

(2)              Payments related to Vale’s portion of social security - INSS.

(iii) Methodology for the calculation and readjustment of each compensation element

The global annual compensation to managers, including members of the Board of Directors, the Statutory Board, the Fiscal Board and Advisory Committees, is determined at the Annual General Meeting and distributed by the Board of Directors.

Board of Directors

The fixed compensation of the principal members of the Board of Directors is represented by the fixed monthly payments (fees), while the fixed monthly compensation for deputies is 50% of the value received by the principal members of the Board of Directors. Values are annually defined according to the market practice, checked through referential researches conducted by specialized companies, where the effect of the compensation for similar companies can be observed. There is no variable compensation for the members of the Board of Directors.

Fiscal Board

The fixed compensation of the members of the Fiscal Board is represented by the fixed monthly payments (fees), having as reference the value of 10% of the compensation that, in average, is granted to the Statutory Directors, not computing the benefits, representation monies, and profits participation. The members of the Fiscal Board also have the right to a refund for transport and lodging expenses that are necessary in performing their duties, and deputies will be paid only when they act as members due to vacancy, impediment or absence of the respective member. There is no variable compensation for the members of the Fiscal Board.

Advisory Committees

For members of the Advisory Committees of the Board of Directors - Strategic Committee, Financial Committee, Executive Performance Committee, Controlling Committee, and Governance and Sustainability Committee — compensation considers solely the payment of a fixed monthly compensation (fees), except for committee members that are Vale managers, who will not receive compensation for sitting in the committees, as per the terms of §2 of Article 15 of Vale’s Bylaws. The members of the Advisory committee also do not receive any other type of fixed compensation. Contractual compensation has the purpose of compensating the services of each advisor within the scope of the responsibility attributed to each of the Company’s Advisory Committees, defined by the Board of Directors. Determination and adjustment of the compensation for the member of the Advisory Committee are based on the fixed compensation determined for the Board of Directors.

Executive (Statutory) Directors

The fixed compensation of the Statutory Directors is represented by the fixed monthly payment, defined according to the market practice, checked through referential researches conducted by specialized companies where the effect of the compensation for similar companies can be observed, and annually readjusted by the National Broad Consumer Price Index (IPCA), and assessed by the Executive Development Committee and approved by the Board of Directors.

Direct and indirect benefits (medical healthcare, hospital care, dental care, car with driver, private pension plan, and life insurance) to which they have the right, are calculated according to the market practice checked through referential research conducted by specialized companies where the effect of the concession of benefits for the participating companies of similar size can be observed and assessed by the Executive Development Committee and approved by the Board of Directors.

The bonus of the Statutory Directors is calculated based on the earnings of the Company, and may vary between 0% and 200% of the annual fixed payment; this depends on the goals set forth for each fiscal year. Adjustment of the variable compensation is aligned with salary adjustments, since the basis for such variable compensation is a multiplier of the monthly base salary.

Until 2014, the methodology for the calculation of the compensation based on shares of the Statutory Directors (under the ILP) considered the 75% percentage of the bonus for Executive Directors, and 125% of the bonus for the President, out of the value effectively paid as such, and transformed, as reference, into a number of common shares issued by Vale (virtual shares), considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. Additionally, the program also takes into consideration the performance of the Company (Total Shareholder Return (TSR)) regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the ILP was replaced by PAV, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

Until 2014, the methodology for the calculation of the Matching determined that the executive member could allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that could be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This shall be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators shall end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares at the beginning of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the calculation methodology to the Matching program was determined as the fixed compensation received by beneficiaries of this plan, and parameters predetermined for each hierarchic level and country where the Company operates. Additionally, adherence to the program continues to be voluntary to all executives at Vale, except for the CEO and Executive Directors, for whom adherence and retention in the program is now mandatory. Except for changes above, other terms and conditions of this plan remain unaltered.

Non-statutory Board

The fixed compensation for the Non-statutory Directors is represented by a fixed monthly payment, with a labor contract. Every year, the Department of Human Resources of Vale hire specialized companies to perform analysis of compensations; the analysis is made pursuant to the complexity of each position compared in the market. The comparison is made with national and multinational companies of similar sizes of several sectors, and the equalization of the comparison is through a scoring system. This system of valuation is known as “Hay System”, a system of points created by The Hay Group that evaluates the weight of the positions based on their complexity, allowing their global ranking. This system is one of the most used worldwide for this purpose. There is no predetermined index or periodicity for the readjustment of the fixed compensation and when there are readjustments, they are based on the market evolution and the merit of the executive member.

Direct and indirect benefits (medical healthcare, hospital care, dental care, private pension plan, and life insurance) to which they have right, are calculated according to the market practice checked through referential research conducted by specialized companies where the effect of the concession of benefits for similar companies in the same segment can be observed.

The component of profit sharing of the Non-statutory Directors is calculated based on the earnings of the Company, and it ranges from 0% to 200% of the annual fixed portion, depending on the goals set for each fiscal year. The readjustment of the variable compensation is aligned with the readjustment of wages, because the base of the variable compensation is a multiplier of the monthly base wage.

Until 2014, he methodology for the calculation of the compensation based on shares of the Non-statutory Directors (under the ILP) took into account 75% out of the bonus granted for directors responsible for global corporate duties or business units and the 50% out of the bonus granted for directors responsible for regional or local corporate duties of the value actually paid for this purpose. This amount is transformed, as reference, into a number of common shares issued by Vale (virtual shares), and considered the average quotation of the common shares issued by the Company during the last 60 trading days of the last fiscal year. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. Additionally, the program also takes into consideration the performance of the Company (Total Shareholding Return (TSR)) regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the ILP was replaced by PAV, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

Until 2014, the calculation of the Matching determined that the executive member could allocate 30% or 50% of his short-term variable payment (bonus) to the purchase of class A preferred shares issued by Vale, through a pre-defined financial institution, under market conditions and without any benefit offered by Vale, on the days set forth in the plan. The bonus percentage that could be allocated by each executive member for participating in the Matching Plan is defined as of the valuation of his performance and potential. This is be granted to those executive members who acquire shares as per the terms and conditions set forth in the Matching Plan and who three years after the acquisition, still remain linked to Vale and have kept the ownership of all the shares acquired. At the end of the three years period, the administrators end the cycle, and shall give a calculation of effective compliance of the conditions set forth in the manual of the above referred plan. If the terms of the plan have been adhered to, the Company shall pay the executive member a liquid value, as a prize, equal to the amount he bought in shares at the beginning of the program. After the payment of the incentive, the executive members can freely negotiate the preferred shares issued by Vale to be acquired in order to become eligible for the Matching Plan and in agreement with the law in force. Terms and conditions above are applicable to the beneficiaries of cycles starting in 2011, 2012, and 2013 under the respective program.

Starting in 2014, the calculation methodology to the Matching program was determined as the fixed compensation received by beneficiaries of this plan, and parameters predetermined for each hierarchic level and country where the Company operates. Except for changes above, other terms and conditions of this plan remain unaltered.

(iv) Reasons that justify the composition of the compensation

Reasons that justify the composition of the compensation are incentive to management improvement and presence of executives with the Company, aiming to achieve gains due to the commitment to long-term results and short-term performance of the Company. For directors, Vale adopts a composition model of the compensation that concentrates a significant payment of the total compensation in the variable components (both of short- and long-term), being a part of the policy of risk and earnings sharing with the main executive members of the Company.

c.                                     Main performance indicators that are taken into consideration when determining each element of the compensation package

All the definitions concerning the compensation are sustained by market research, supported by one or more specialized consultancies. Regarding Statutory Directors, these definitions are also assessed by the Executive Development Committee and approved by the Board of Directors.

The main performance indicators taken into account while defining compensation are those related to Company’s performance, for instance EBITDA, as well as general productivity, safety, and environmental indicators.

The performance indicators taken into account while determining compensation of the ILP (replaced by PAV in 2014), PAV and Matching are the value of the Company’s shares in the market, and in the case of the ILP (replaced by PAV) and PAV, the Company position in relation to a group of companies of similar size (peer group).

d.                                    How the compensation package is structured to reflect the development of the performance indicators

The definition of the executives’ performance targets, which are used to structure the payment of their profit share (bonus), derive from the strategic plan and the budget, both approved by the Board of Directors, which are reviewed each year to sustain the targets and expected results for the Company.

The performance indicators taken into account while determining compensation of the long term incentive plans, namely the ILP (in force until 2014), PAV (in force since 2014) and Matching are the value of the Company’s shares in the market, and in the case of the PAV, its position in relation to a group of 12 companies of similar size (peer group). The peer group applicable to the ILP, replaced in 2014 by PAV, was comprised by 20 companies of similar size.

e.                                     How the compensation policy is aligned with the Company’s short-, medium- and long-term interests

The Company compensation policy is based on its performance and financial sustainability in the short, medium, and long term, in line with its strategic plan, while also assuring shareholder value.

As such, the ILP (replaced by PAV in 2014) and Matching were structured with three-year grace period for the payment of compensation, and PAV, with a four-year grace period. These terms were established to align these programs with the evolution of the Company’s performance indicators.

f.                                      Existence of compensation supported by subsidiaries, and direct or indirect affiliates or holding companies

One of the Company’s executive directors was also the President and Chief Executive Officer of Vale Canada Limited, a Vale subsidiary. As such, part of this executive’s fixed compensation and benefits, corresponding to 60% of total compensation paid by Vale Canada Limited. For more information, see item 13.15 in this Reference Form.

g.                                    Existence of any compensation or benefits connected to the occurrence of a given corporate event, such as the sale of the Company’s controlling interest

There is no compensation or benefit for the members of the Fiscal Board or the Board of Directors, Statutory or Non-Statutory Committees, or the Executive or Non-Executive Board that is in any way connected to the occurrence of any corporate event.

13.2 — Total Compensation of the Board of Directors, statutory board, and fiscal board

Total Compensation Estimates for the Current Fiscal Year to be Ended on December 31, 2015 — Annual Amounts

	Board of Directors	Statutory Board	Fiscal Board	Total
Number of members	22.00	8.00	4.00	34.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,950,000.00	22,278,935.84	1,113,946.79	28,342,882.63
Direct and indirect benefits		9,150,041.86		9,150,041.86
Compensation for participation in Committees
Other	990,000.00	5,502,852.59	222,789.36	6,715,641.95
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus		31,075,469.07		31,075,469.07
Profit share
Compensation for participation in meetings
Commissions
Other		10,382,928.23		10,382,928.23
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits
Employment termination benefits		19,062,068.84		19,062,068.84
Stock-based compensation		1,777,103.23		1,777,103.23
Observation	The field “Number of members” includes the regular members (11 members) and deputy members (11 members) of the Board of Directors, as they are all entitled to the compensation.

1. The field “Stock-based compensation” includes the amounts paid in the ILP program (2013 cycle) as well as the estimated amounts of the Matching.

2. The amount presented in the field “Bonus” refers to the value paid in the 2015 fiscal year relative to the goals of the 2014 fiscal year.

			The field “Number of members” includes the regular members (4 members) of the Fiscal Council
Total amount of compensation	5,940,000.00	99,229,399.66	1,336,736.15	106,506,135.81

Total Compensation for the Fiscal Year Ended on December 31, 2014 — Annual Amounts

	Board of Directors	Statutory Board	Fiscal Board	Total
Number of members	19.00	8.00	4.00	31.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,067,493.34	22,681,831.09	1,098,276.19	27,847,600.62
Direct and indirect benefits	—	9,174,933.52	—	9,174,933.52
Compensation for participation in Committees	—	—	—	—
Other	489,548.16	4,495,819.46	219,655.24	5,205,022.86
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	—	28,450,477.47	—	28,450,477.47
Profit share	—	—	—	—
Compensation for participation in meetings	—	—	—	—
Commissions	—	—	—	—
Other	—	6,061,536.03	—	6,061,536.03
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	—	—	—	—
Employment termination benefits	—	—	—	—
Stock-based compensation	—	1,857,202.70	—	1,857,202.70
Observation

1. The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 002/15

2. The field “Number of members” includes the regular members and deputy members of the Board of Directors, as they are all entitled to the compensation.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 002/15.

2. The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs in the 2012 cycle.

3. The amount presented in the field “Bonus” refers to the effective value paid in the 2014 fiscal year relative to the goals of 2013.

1 — The number of members corresponds to the

average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/15.

2 - The field “Number of members” includes the regular members (4 members) of the Fiscal Council

Total compensation	4,557,041.50	72,721,800.27	1,317,931.43	78,596,773.20

Total Compensation for the Fiscal Year Ended on December 31, 2013 — Annual Amounts

	Board of Directors	Statutory Board	Fiscal Board	Total
Number of members	19.00	8.00	4.00	31.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	4,188,228.00	20,064,877.00	994,465.00	25,247,570.00
Direct and indirect benefits	0.00	9,485,211.00	0.00	9,485,211.00
Compensation for participation in Committees	0.00	0.00	0.00	0.00
Other	506,540.00	3,713,500.82	198,893.00	4,418,933.82
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	18,413,629.00	0.00	18,413,629.00
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	4,757,767.95	0.00	4,757,767.95
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0.00	0.00	0.00
Employment termination benefits	0.00	1,181,879.00	0.00	1,181,879.00
Stock-based compensation	0.00	2,537,872.00	0.00	2,537,872.00
Observation

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members and deputy members of the Board of Directors, as they are all entitled to the compensation.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in the ILP and the Matching programs.

3.  The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members (4 members) of the Fiscal Council

Total Compensation for the Fiscal Year Ended on December 31, 2013 — Annual Amounts

	Board of Directors	Statutory Board	Fiscal Board	Total

the 2012 fiscal year. Two of the Executive Directors of Vale started in their positions during fiscal year 2012 and, as such, the amount paid as bonus exclusively for these directors was calculated pro rata temporis, according to rules in the plan. Regarding other directors who have stayed in their positions throughout the fiscal year 2012, the bonus was paid.

Total amount of compensation	4,694,768.00	60,154,736.77	1,193,358.00	66,042,862.77

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Board of Directors	Statutory Board	Fiscal Board	Total
Number of members	19.00	8.00	4.00	31.00
Annual fixed compensation (in R$)
Salaries or pro-labore fees	3,865,666.34	18,316,233.77	963,240.38	23,145,140.49
Direct and indirect benefits	0.00	7,859,706.16	0.00	7,859,706.16
Compensation for participation in Committees	0.00	0.00	0.00	0.00
Other	966,416.58	4,077,327.49	240,810.10	5,284,554.17
Description of other fixed compensation	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]	Vale’s Portion of Social Security [INSS]
Variable Compensation (in R$)
Bonus	0.00	21,069,159.02	0.00	21,069,159.02
Profit share	0.00	0.00	0.00	0.00
Compensation for participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	12,144,530.35	0.00	12,144,530.35
Description of other variable compensation		Vale’s Portion of Social Security [INSS]
Post-employment benefits	0.00	0.00	0.00	0.00
Employment termination benefits	0.00	28,267,686.84	0.00	28,267,686.84
Stock-based compensation	0.00	13,043,485.97	0.00	13,043,485.97

Total Compensation for the Fiscal Year Ended on December 31, 2012 — Annual Amounts

	Board of Directors	Statutory Board	Fiscal Board	Total
Observation

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members and deputy members of the Board of Directors, as they are all entitled to the compensation.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 — The amounts shown in the field “Stock-based compensation” includes the amounts paid in ILP and  Matching programs.

3.  The amount presented in the field “Bonus” refers to the effective value paid in the 2012 fiscal year relative to the goals of the 2011 fiscal year.

1 — The number of members corresponds to the average over the year of the cited administrative entity as determined monthly. in accordance with Circular Letter CVM/SEP 001/14.

2 - The field “Number of members” includes the regular members (4) of the Fiscal Board.

Total amount of compensation	4,832,082.92	104,778,129.60	1,204,050.48	110,814,263.00

13.3 - Variable Compensation of the Board of Directors, statutory board, and fiscal board

Estimates for the fiscal year to be ended on December 31, 2015

	Board of Directors	Statutory Board	Fiscal Board	Total
Number of members(1)	—	8.00		8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan(2)	—	44,557,871.68	—	44,557,871.68
Amount estimated by the compensation plan if pre-established goals are met(3)	—	22,278,935.84	—	22,278,935.84
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan	—	—	—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—	—	—

 Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 02/2015.

(2) Amount corresponding to 200% of the Fixed Annual Compensation of the Statutory Board.

(3) Amount corresponding to 100% of the Fixed Annual Compensation of the Statutory Board.

Fiscal year ended on December 31, 2014

	Board of Directors	Statutory Board	Fiscal Board	Total
Number of members (1)	—	8,00	—	8,00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan(2)	—	45.363.662,18	—	45.363.662,18
Amount estimated by the compensation plan if pre-established goals are met(3)	—	22.681.831,09	—	22.681.831,09
Amount effectively paid at the close of the fiscal year(4)	—	28.450.477,47	—	28.450.477,47
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—	—	—
Maximum amount estimated by compensation plan	—	—	—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—	—	—
Amount effectively paid at the close of the fiscal year	—	—	—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 02/2015.

(2) Amount represents 200% of Fixed Annual Compensation paid to the Statutory Board.

(3) Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2014 fiscal year relative to the goals of the 2013 fiscal year.

Fiscal year ended on December 31, 2013

	Board of Directors	Statutory Board		Fiscal Board	Total
Number of members (1)	—	8.00		—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan(2)	—	30,097,316.00	(2)	—	30,097,316.00
Amount estimated by the compensation plan if pre-established goals are met(3)	—	20,064,877.00	(3)	—	20,064,877.00
Amount effectively paid at the close of the fiscal year(4)		18,413,629.00	(4)	—	18,413,629.00
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount effectively paid at the close of the fiscal year	—	—		—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2014.

(2) Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2013 fiscal year relative to the goals of the 2012 fiscal year.

Fiscal year ended on December 31, 2012

	Board of Directors	Statutory Board		Fiscal Board	Total
Number of members (1)	—	8.00		—	8.00
Bonus (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan(2)	—	27,474,351.00	(2)	—	27,474,351.00
Amount estimated by the compensation plan if pre-established goals are met(3)	—	18,316,234.00	(3)	—	18,316,234.00
Amount effectively paid at the close of the fiscal year (4)		21,069,159.02	(4)	—	21,069,159.02
Profit share (in R$)
Minimum amount estimated by compensation plan	—	—		—	—
Maximum amount estimated by compensation plan	—	—		—	—
Amount estimated by the compensation plan if pre-established goals are met	—	—		—	—
Amount effectively paid at the close of the fiscal year	—	—		—	—

Notes:

(1) Corresponds to the number of executive officers and board members, as applicable, to whom variable compensation was paid at the close of the fiscal year, in accordance with the provision of Circular Letter CVM/SEP 01/2013.

(2) Amount represents 150% of Fixed Annual Compensation paid to the Statutory Board.

(3) Amount represents 100% of Fixed Annual Compensation paid to the Statutory Board.

(4) The amount presented in the field “Bonus” refers to the effective value paid in the 2012 fiscal year relative to the goals of the 2011 fiscal year.

13.4        With respect to the stock-based compensation plan for the Board of Directors and the Statutory Board, which was in force in the last fiscal year and which is estimated for the current fiscal year:

The Company has two stock-based compensation plans for the Statutory Board, which do not extend to the Board of Directors. Neither plan grants permission for Company stock purchasing option, but only the payment of a bonus as per the market quotation for the Company stock.

a.             General Terms and Conditions

Long-Term Program (“ILP”) (until 2014) and the Virtual Shares Program (“PAV”) (starting in 2014)

This is a long-term incentive program introduced in 2007 based on the Company’s expected performance in the future. The amount to be paid to the Statutory Directors in the ILP was defined based on the percentage of the short-term (bonus) variable tranche, of 125% for the President and 75% for the other members of the board, from the amount to be effectively paid for this purpose. This amount was transformed, as a reference, in a number of common shares issued by Vale (virtual shares), during the last 60 trading days of the last fiscal. If the executive member remains in the Company, by the end of three years the number of virtual shares is transformed into a monetary value [by the average quotation of the common shares issued by the Company of the last 60 trading days of the third year. The program also takes into consideration the performance of the Company regarding a group of 20 similar companies (peer group). If Vale is first in this ranking, the value settled will be increased in 50%. This is a decreasing percentage, so in the 5th position the value remains unchanged, and as of the 15th position, there is no payment. The terms and conditions described above are applicable to beneficiaries from the 2011, 2012 and 2013 cycle within the scope of said program.

Starting in 2014, the ILP was replaced by PAV, whose basis of calculation is the basis of compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Thus, payment can be made in accrued tranches of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), for as long as performance conditions for each year are reached, as set forth in PAV, that is, placement of Vale within a group comprised by 12 companies of similar size (peer group). The payment metrics is the Total Shareholder Return (TSR) relative to the peer group, taking into consideration the businesses and region in which Vale operates and the influence of the Brazilian market’s fluctuation. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

Matching

This is a variable, long-term form of compensation created in 2008, based on the Company’s expected performance in the future. The main purpose of this program is to encourage an “ownership feeling” as well as to leverage executive retention and reinforce a sustainable performance culture. To become eligible for the Matching program, an executive may allocate 30.0% to 50.0% of his/her bonus (short-term variable compensation) for the purchase of Class A preferred stock issued by Vale, through the mediation of a pre-defined financial institution, under market conditions, on the days set in the scheme, without any benefit being offered by Vale.

Those executives who acquire shares under the terms and conditions of the Matching scheme on the stipulated dates and who are still in the employment of Vale three years after they were acquired and who have kept the ownership of all the shares purchased are eligible for a cash prize. At the end of the three-year period, when the cycle reaches its conclusion, the Managers check that the terms of the scheme, as set forth in the manual, have been followed. Assuming that the terms of the plan have been observed, the Company pays the executive a net value, as a prize, based in the market value of the Company’s shares held by the executive during the program. After the incentive has been paid, the executives are free to sell the preferred stock issued by Vale that they had acquired to be eligible to the Matching scheme, in compliance with existing legislation. Until 2014, the bonus percentage to be allocated to each executive to be part of the Matching Plan was defined based on the analysis of its performance and potential. The terms and conditions above described are applicable to the beneficiaries of the 2011, 2012 and 2013 cycles in the scope of said program.

Starting in 2014, the basis of calculation for the Matching program is the fixed remuneration received by the Company Statutory Directors, and the parameters for this calculation will be pre-established for each of the hierarchical levels for each of the countries in which the Company operates. Additionally, joining in the program in at a voluntary basis for all executives except for the President and Members of the Board, for whom joining and staying in the program is mandatory. Except for the above-mentioned changes, the additional terms and conditions of the program remain unaltered.

b.             Major Plan Objectives

The major objectives of the compensation programs based on shares aforementioned are retention of the Company`s major executives, keep them engaged to the Company and encourage the “ownership feeling”, so that they become committed to mid and long terms results.

c.             How the plans contribute for the achievement of these objectives

The compensation plans based on shares aforementioned promote the alignment of the stockholders’ and the Statutory Directors’ interests, as they ensure that there are only gains for the executives as long as there are gains for the Company as well.

d.             Where the plans fit into the Company`s compensation policy

The compensation plans based on shares aforementioned fit into Vale`s compensation policy once they respond for the long-term alignment of executives with the interests of the Company and the shareholders, contributing for sustainability, and fostering a competitiveness level that complies with the Company business and retention of qualified professionals. They have been designed upon the support provided by specialized consulting services and upon the consideration of domestic and international market trends and moves.

e.             How the plans promote the alignment between management and the Company interests at short, mid and long term

The design of compensation plans based on shares aforementioned incorporates the Company performance rate factors upon company stocks fluctuated value in three (for ILP and Matching) or four years (for PAV) and, in case of ILP or the replacing PAV starting in the 2014 cycle, Company performance relative to other companies of similar size within the same industry and the same reference period. This peer group is comprised by 20 companies, in the case of the ILP, and 12 companies, for PAV, currently in force for cycles starting in 2014. Thus, the plans align the medium- and long-term interests of both the managers and the Company. For further information on the changes made to the aforementioned programs, see item (a) above).

f.             Maximum number of comprised stocks

Not applicable. No stock purchasing option is granted within the scope of either the ILP or PAV (replacing the ILP) or the Matching programs. The number of virtual ordinary stocks granted as reference within the scope of the ILP varied with the short-term variable remuneration of each executive and with the average market price of the commom shares issued by Vale at a set number of trading days before the approval. In case of PAV, replacing the ILP, the number of virtual shares granted as reference under this plan varies according to the base compensation of each executive and the average quotation of commom shares issued by Vale in a specific number of trade days prior to the granting. In the Matching Program, the executive has the option to allocate 30 or 50% of their bonus to purchase Company’s class A preferred stocks and become eligible to participate in the program, after their potential and performance assessment. Starting in 2014, the calculation base for the Matching program is the fixed compensation received by Statutory Directors of the Company, and parameters for this calculation are pre-determined for each hierarchic level and each country where the Company operates.

g.             Maximum number of options to be granted

Not applicable. No stock purchasing option is granted within the scope of the compensation plans based on shares aforementioned.

h.             Stock purchasing conditions

Not applicable. The ILP and Matching programs do not grant stock purchasing options to executives. Once assessed, the amount owed to executives within the scope of these plans is paid in cash.

i.              Criteria for stock pricing or option reference period

Not applicable. As no stock purchasing option is granted within the scope of either Plan, it makes no sense setting criteria for stock pricing or option reference period.

In the ILP, replaced by PAV, the amount owed to executives was calculated as per the valuation of a given number of Vale`s virtual stocks within the period of the past three years, and is based upon the average quotation of Vale’s ordinary stocks in the last 60 stock market floor sessions prior to the incentive grant, and the average quotation of Vale’s ordinary stocks at the closing of the last 60 stock market floor sessions of the third year. This amount is then multiplied by a factor of Company performance relative to a peer group of 20 global companies of a similar size. Based on the Company’s position relative to this group of global companies, the ILP may be increase in 50% or it may drop to zero.

Under PAV, starting in 2014, the calculation base is the base compensation received by Statutory Directors, and the parameters of this calculation will be pre-established for each hierarchical level in each of the countries where the Company operates. The program lasts for 4 years and not for 3 years, as described in the above paragraph. The program allows early gradual payments, starting in 2014. Therefore, payment may be done in accrued tranches of 20% (by the end of the second year), 30% (by the end of the third year), and 50% (by the end of the fourth year), provided that the performance condition at each is met, as set forth in PAV, namely, placement of Vale within the group comprised by 12 companies of similar size (peer group). The payment metric is the Total Shareholder Return (TSR) related to the peer group, considering the businesses and areas where Vale operates and the influence of variations in the Brazilian market. If Vale is at the top of this ranking, the calculated value is increased by 50%. This percentage is decreasing, and on the third place, the value is unchanged, and starting on the tenth position, there is no payment whatsoever.

However, for the Matching Plan, the net amount to be paid to executives as incentives is calculated upon the number of Company class A preferred stocks purchased by the executive to become eligible for the Plan.

j.              Criteria for establishing the reference period

Not applicable. As mentioned above, compensation plans based on shares aforementioned do not grant stock purchasing option. Therefore, there is no reference period. However, both Programs pre-establish that the payment of incentives be made after a grace period of three years (for ILP and Matching) or four years (for PAV, replacing the ILP since 2014). In case of PAV, payment may be done in cumulative installments equal to 20% (by the end of the second year), 30% (by the end of the third year), and 50% (by the end of the fourth year), provided that the performance condition at each is met, as set forth in PAV, namely, placement of Vale within the group comprised by 12 companies of similar size (peer group). The payment metric is the Total Shareholder Return (TSR) related to the peer group.

k.             Liquidation conditions

Both compensation plans based on shares aforementioned pre-establish that premiums be paid in cash.

l.              Restrictions to stock transfer

With respect to the Matching Plan, the executive will lose his/her right to the premium if he/she transfers, within the three-year period, any Company preferred stock that is plan-bonded.

Also under the Plan, operations with derivatives are void, when involving the sale of securities of Vale, as well as the lease to third parties of shares held by the member of the program, considering that one of the goals of the Matching program is the exposure and alignment of the executive to the Company traded shares in the period of the Plan. Operations described above are void as well (involving the sale of derivatives and share lease) related to any of Vale shares held by the executive, even when acquired out of the Plan, while the executive is an active member of the Plan.

Not applicable to the ILP or PAV (replacing the ILP), though, once this Plan`s participants are not required to retain their stockholding position in the company nor are they granted any stocks within the scope of the Plan.

m.           Criteria and events that, upon occurrence, shall result in the plan suspension, change or extinction

With respect to the Matching Plan, any transference of Vale’s issued preferred stocks that are plan-bonded before the three-year grace period or the executive’s severance generate the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

However, with respect to the ILP or the PAV (replacing the ILP), the executive’s severance generates the extinction of any rights whatsoever that they would otherwise be entitled to within the scope of the Plan.

n.             Effects generated by the Company’s Board and Committee Manager’s departure upon his/her rights as provided by the stock-based compensation plan

As the Plan works as a retention mechanism, if the Manager resigns, he/she shall lose all his/her rights to share-based compensation. In case the Manager’s contract is rescinded or not renewed by the Company, the participant shall receive the values he had purchased prior to the contract rescission or termination date.

13.5 — Participation in stock, quotas, or other convertible securities held by executive officers and fiscal council members — by board or committee

a.               The number of stocks or quotas issued by the Company, held directly or indirectly, in Brazil or overseas, and other stock-convertible securities by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALE S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	2,516	21,930
Executive Officers	9,300	835,867	(*)
Fiscal Council	0	0
Total	11,816	852,374

[*] Including 39,602 VALE.P shares owned as American Depositary Receipts (ADRs), at the New York Stock Exchange.

b.             The number of stocks or quotas and other securities convertible into shares or quotas issued by the direct or indirect controllers of the Company, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by VALEPAR S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BNDES Participações S.A.

Stockholders 12/ 31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares Issued by LITEL PARTICIPAÇÕES S.A.

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BRADESPAR S.A.

Stockholders 12/ 31/2014	Common	Preferred
Board of Directors	300	28,017
Executive Officers	0	0
Fiscal Council	0	0
Total	300	28,017

Shares issued by MITSUI & CO., LTD

Stockholders
12/31/2014	Common	Preferred
Board of Directors	31,692	0
Executive Officers	0	0
Fiscal Council	0	0
Total	31,692	0

Shares issued by ELETRON S.A

Stockholders 12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by OPPORTUNITY ANAFI PARTICIPAÇÕES S.A

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by BELAPART S.A

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by VALETRON S.A.

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

c.             The number of stocks or quotas and other securities convertible into shares or quotas issued by the Company’s subsidiaries, held directly or indirectly, either in Brazil or overseas, by its board of directors members, statutory directors, or fiscal council members, grouped by board or committee, on the closing day of the last accounting reference period:

Shares issued by FERROVIA CENTRO ATLÂNTICA S.A.

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by FERROVIA NORTE SUL S.A.

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

Shares issued by MRS LOGÍSTICA S.A.

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	1	0
Fiscal Council	0	0
Total	1	0

Shares issued by PT VALE INDONESIA TBK

Stockholders
12/31/2014	Common	Preferred
Board of Directors	0	0
Executive Officers	0	0
Fiscal Council	0	0
Total	0	0

13.6                        With respect to stock-based compensation, as acknowledged in the past 3 fiscal years and as estimated for the current fiscal year, for Board of Directors and the statutory board.

Most information in the tables below is not applicable to the Long Term Incentive — (ILP), the Virtual Shares Program (PAV) (replaced the ILP) and Matching described in detail in 13.4, as they do not include or grant stock purchasing option, because they are based on the quotations of the Company’s common shares in order to define the value in kind to be paid as incentive to the executive directors.

Share-based compensation for the current fiscal year (2015)

	Board of Directors	Statutory Board	Total
Number of members(1)	—	8.00	8.00
Weighted average price:	—
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 02/2015.

Share-based compensation - Fiscal year ended on December 31, 2014

	Board of Directors	Statutory Board	Total
Number of members (1)	—	8,00	8,00
Weighted average price:		—	—
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 02/2015.

Fiscal year ended on December 31, 2013

	Board of Directors	Statutory Board	Total
Number of members (1)	—	8,00	8,00
Weighted average price:
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013.

Fiscal year ended on December 31, 2012

	Board of Directors	Statutory Board	Total
Number of members (1)	—	9,00	9,00
Weighted average price:
(a) Outstanding options at the beginning of the accounting reference period	—	—	—
(b) Not redeemed options throughout accounting reference period	—	—	—
(c) Redeemed options within accounting reference period	—	—	—
(d) Expired options within accounting reference period	—	—	—
Potential dilution in case all granted options were redeemed	—	—	—

(1) Corresponds to the number of directors and board members, as applicable, assigned with the share based compensation acknowledged in the results of the fiscal year, as set forth in Resolution CVM/SEP 01/2013.

Note that most information in the tables below is not applicable to the Long Term Incentive — (ILP), the Virtual Shares Program (PAV) (replaced the ILP) and Matching described in detail in 13.4, as they do not include or grant stock purchasing option, because they are based on the quotations of the Company’s common and preferred shares, as applicable, in order to define the value in kind to be paid as incentive to the executive directors. The values cited in the tables are, therefore, the amount paid in each period, referring to ILP, PAV and Matching incentives.

Fiscal year ending on December 31, 2015

	Board of Directors	Statutory Board		Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and March 2012	(1)	—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January and March 2015	(2)	—
Deadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Fair option price on grant date (Incentive Value)	—	1,777,103.23		1,777,103.23

(1) In January 2012 the ILP cycle began and in March 2012 the Matching cycle began.

(2) In January 2015 the ILP cycle ended and in March 2015 the Matching cycle ended.

Fiscal year ended on December 31 2014

	Board of Directors	Statutory Board		Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and March 2011	(1)	—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January and March 2014	(2)	—
Deadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Fair option price on grant date (Incentive Value)	—	1,857,202.70		1,857,202.70

(1) In January 2011 the ILP cycle began and in March 2011 the Matching cycle began.

(2) In January 2014 the ILP cycle ended and in March 2014 the Matching cycle will end.

Fiscal year ended on December 31 2013

	Board of Directors	Statutory Board		Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and March 2010	(1)	—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January and March 2013	(2)	—
Deadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Fair option price on grant date (Incentive Value)	—	2,537,872.00		2,537,872.00

(1) In January 2010 the ILP cycle began and in March 2010 the Matching cycle began.

(2) In January 2013 the ILP cycle ended and in March 2013 the Matching cycle will end.

Fiscal year ended on December 31, 2012

	Board of Directors	Statutory Board		Total
Grant of stock options (Incentive Grant)
Grant date (Grant date of incentive)	—	January and April 2009	(1)	—
Number of granted options	—	—		—
Deadline for options to become redeemable	—	January and April 2012	(2)	—
Deadline for redeeming options	—	—		—
Grace period for stock transfer	—	—		—
Fair option price on grant date (Incentive Value)	—	13,043,485.97		13,043,485.97

(1) In January 2009 the ILP cycle began and in March 2009 the Matching cycle began.

(2) In January 2012 the ILP cycle ended and in March 2012 the Matching cycle will end.

13.7                        With respect to outstanding options for the Board of Directors and the Statutory Board at the closing of the last accounting reference period

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares or the compensation received by Company managers to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.6 in this Reference Form

13.8                        With respect to redeemed and delivered options for the Board of Directors and the Statutory Board

Not applicable, since the remuneration plans based on Company shares do not include the granting of options for the purchase of shares, since they are based on the quote for Company shares or the compensation received by Company managers to define the cash amount to be paid as incentive to executive directors. For more information, see items 13.4 and 13.6 in this Reference Form.

13.9                        Relevant information aiming at a broader understanding of data presented under items 13.6 through 13.8 above - pricing method used for stock and option values

Not applicable. See items 13.4 and 13.6 in this Reference Form.

13.10                 Information on Private Pension Funds granted to members of the Board of Directors and the statutory board

Pursuant to contract provisions, the Company pays for both the employer’s and the employee’s share, up to 9% of the fixed compensation, to Valia — Fundação Vale do Rio Doce de Seguridade Social (Vale do Rio Doce Social Security Foundation), or to any other private pension fund chosen by the Statutory Board member.

At Valia, the minimum required age for a retirement plan is 45 years of age, after having contributed for the given plan for a minimum grace period of five years.

Valia — Vale do Rio Doce Social Security Foundation

	Board of Directors	Statutory Board	Total
Number of members (1)		7 members	—

Plan name	Benefits Plan “Vale Mais” (Plano de Benefício Vale Mais)

Number of managers that are eligible for retirement benefits	—	5, of which (i) 2 with Normal Retirement Income; and (ii) 2 with Early Retirement Income; and (iii) 1 with Differed Benefit Income through Retirement.(4)

Eligibility for early retirement	—	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Vale Mais Plan (except for participants migrating from the Defined Benefit Plan (Benefits Plan now closed) to the Vale Mais Plan; - have rescinded the labor contract with the employer or have lost the position of administrator.	—

Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$ 12,255,072.23(2)	—

Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$ 1,731,059.24(3)	—

	Board of Directors	Statutory Board	Total
Eligibility for advanced redemption and conditions	—	- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Vale Mais Plan, is eligible to receive the redemption. The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Vale Mais Plan up to a maximum of 80% of this account.	—

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 02/2015.

(2) One of the managers is entitled to two (2) benefits, one (1) Normal Retirement Income and one (1) Differed Benefit Income through Retirement.

(3) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2014.

(4) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2014.

	Board of Directors	Statutory Board	Total
Number of members (1)	—	1 member	—

Plan name	Benefits Plan “Valiaprev”

Number of managers that are eligible for retirement benefits	—	0	—

Eligibility for early retirement	—	- be at least 45 years old; - have at least 5 years of uninterrupted participation in VALIA, counting from the most recent date of entering the Valiaprev Plan;	—

- have rescinded the labor contract with the employer or have lost the position of administrator.

Updated value of accumulated contributions to social security and pension plan up until the closing of the last accounting reference period, minus amounts paid by managers	—	R$ 560,437.47(2)

Total accumulated amount of contributions paid throughout the last accounting reference period, minus amounts paid by managers	—	R$ 192,698.57(3)

Eligibility for advanced redemption and conditions

- The active participant who, on the date of rescission of his/her labor contract with the employer or on the date of loss of the position of administrator, does not opt to become an independent contributor or associate, nor opts for the institution of portability and is not enjoying benefits from the Valiaprev Plan, is eligible to receive the redemption.

The amount of the redemption shall be equal to: 100% of the participant’s account + 1% of the employer’s account per month of normal, ordinary contribution made by the participant to the Valiaprev Plan up to a maximum of 80% of this account.

(1) Corresponds to the number of executive officers and board members, as applicable, enrolled in the benefits plan, in accordance with Circular Letter CVM/SEP 02/2015.

(2) Amount corresponding to the sum of the Accounts of the Employer belonging to the participants on 12/31/2014.

(3) Amount corresponding to the sum of the ordinary contributions made by the employer in the name of each one of the participants during the year of 2014.

13.11 — Maximum, minimum, and average individual compensation of the Board of Directors, statutory board, and the fiscal board

Justification for not filling out this table.

Information not disclosed due to legal decision, which is that, the award granted in the case of ordinary proceedings No. 0002888-21.2010.4.02.5101 processed by the 5th Circuit Court of Federal Justice of Rio de Janeiro made final the injunction previously granted to IBEF/RJ, (to which Vale and the company executives are linked), determining that CVM shall be absent from (a) deploying the requirement in sub-item 13.11 in exhibit 24 to CVM Instruction 480, (b) applying any penalty related to failure to comply with this requirement by IBEF associates. CVM appealed the decision. On February 6, 2014, the case was sent to the Federal Regional Court of the 2nd Region to be tried as an appeal with no suspension effects. Thus, at least until CVM’s appeal is tried, the decision continues to have the aforementioned effects.

13.12                 Compensation or indemnity mechanisms applicable to managers in the occurrence of dismissal or retirement

The contracts signed by members of the Statutory Board have a provision for indemnity for contract rescission, non-renewal or retirement, provided that such events are generated by the Company. In the latter case, the following amounts and conditions are provided for: (i) a compensatory indemnity for each and every amount due, corresponding to six (6) times the amount of the last fixed monthly compensation paid to Executive Directors and twelve (12) times for the President, as well as the payment of the indemnity corresponding to 2 (two) fixed annual salaries, to be paid in eight quarterly equal payments conditioned to a non-compete agreement to be in force for the following 24 months.

No other type of contract agreement is drawn with members of the Board of Directors or the Fiscal Board. The same applies to any other types of contract agreements, life insurance policies or any other instruments that might underlie compensation or indemnity mechanisms in case an executive is dismissed.

For details related to insurance policies related to the payment or reimbursement of expenses incurred by Company managers, see item 12.11 in this Reference Form.

13.13                Percentage of total compensation held by managers and members of the fiscal board that are somehow connected to controllers.

Board or Committee	Fiscal year ended on December 31, 2014
Board of Directors	66.00%
Statutory Board	0.00%
Fiscal Board	0.00%

Board or Committee	Fiscal year ended on December 31, 2013
Board of Directors	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

Board or Committee	Fiscal year ended on December 31, 2012
Board of Directors	74.00%
Statutory Board	0.00%
Fiscal Board	15.00%

13.14 - Compensation paid to members of the Board of Directors, Statutory Board and members of the fiscal board, grouped by board, received for any purpose other than the function they perform.

No payments in the last three (3) accounting reference periods of any other type rather than for the function they perform were made to any member of the Board of Directors, of the Statutory Board, or the Fiscal Board.

13.15 Compensation paid to members of the Board of Directors, Statutory Board, or fiscal board acknowledged in the results released by direct or indirect affiliates, subsidiaries or companies under common control

FISCAL YEAR ENDED ON 12/31/2014

	BOARD OF DIRECTORS	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$ 2,271,308.13 (Fixed annual compensation: R$ 1,293,162.00/ Direct and indirect benefits: R$ 978,146.13	~~0~~	R$ 2,271,308.13
COMPANIES UNDER COMMON CONTROL	0	0	0	0

FISCAL YEAR ENDED ON 12/31/2013

	BOARD OF DIRECTORS	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$ 2,632,135.00 (Fixed annual compensation: R$ 1,462,498.00/ Direct and indirect benefits: R$ 1,169,637.00	~~0~~	R$ 2,632,135.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

FISCAL YEAR ENDED ON 12/31/2012

	BOARD OF DIRECTORS	STATUTORY BOARD	FISCAL BOARD	TOTAL
DIRECT AND INDIRECT CONTROLLING ENTITIES	0	0	0	0
COMPANIES CONTROLLED BY THE COMPANY	0	R$ 1,972,657.00 (Fixed annual compensation: R$ 1,189,560.00/ Direct and indirect benefits: R$ 783,097.00	~~0~~	R$ 1,972,657.00
COMPANIES UNDER COMMON CONTROL	0	0	0	0

13.16                 Other relevant information

Proposal for global compensation

The proposal for global compensation of the managers for the fiscal year 2015 will be submitted to the General Annual Meeting intended to fix as a global sum the amount of up to R$ 107,110,935.81 (one hundred and seven million one hundred ten thousand nine hundred thirty five reais and eighty one cents), to be distributed by the Board of Directors, taking into account the provisions in current law and in the Articles of Incorporation of Vale. It should be emphasized that the amount proposed considers the responsibilities of the administrators, the time devoted to their positions, the competence, the professional reputation, and the value of their services in the market. It is important to note that the proposal for overall compensation shown above considers the remuneration of the members of the Advisory Committees and charges related to that remuneration, an amount that is not shown in item 13.2.

The above amount comprises: (a) up to R$ 6,063,946.79 (six million sixty three thousand nine hundred forty six reais and seventy nine cents) corresponding to the fixed compensation of the members of the Board of Directors, and of the members of the Fiscal Board, under the terms of Act No. 6404/76, Art. 163, net of social fees under Vale’s responsibility; (b) up to R$ 55,131,508.14 (fifty five million, one hundred thirty one thousand, five hundred and eight reais and fourteen cents) corresponding to the fixed and variable compensation of the Executive Directors, which takes into account an Executive Board comprised by 8 Executive Directors, net of social fees under Vale’s responsibility, and excluding direct and indirect benefits. The individual and fixed compensation is compatible with the values paid to the executive members of similar companies, while the payment of the variable compensation, corresponding to the bonus and the long-term incentive, is linked to the fulfillment of predetermined goals, based on the performance of the Company. Thus, the payment of the variable compensation is equivalent to the partial or total fulfillment of the predetermined goals, and they may also be not owed in the event of not reaching such goals; (c) up to R$ 45,310,680.88 (forty five million, three hundred and ten thousand six hundred and eighty reais and eighty eight cents) corresponding to taxes and charges that have an incidence over the compensation and the responsibility of Vale, and also, benefits of any nature; and (d) up to R$ 604,800.00 (six hundred and four thousand eight hundred reais) corresponding to the remuneration of the members of the Advisory Committees and charges related to that remuneration.

Financial Statements

December 31, 2014

BR GAAP

Filed with the CVM, SEC and HKEx on

February 26, 2015

1

Vale S.A.

2

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel 55 (21) 3515-9400 Fax 55 (21) 3515-9000 Internet www.kpmg.com.br

Independent auditor’s report on the financial statements

(A free translation of the original report in Portuguese as published in Brazil containing financial statement prepared in accordance with accounting practices adopted in Brazil and rules of the International Financial Reporting Standards - IFRS)

To

The Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

1.           We have examined the accompanying individual and consolidated financial statements of Vale S.A. (“Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2014 and the respective statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other notes to the financial statements.

Management’s responsibility for the financial statements

2.           The Company’s management is responsible for the preparation and fair presentation of the individual financial statements in accordance with accounting practices adopted in Brazil and of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and in accordance with accounting practices adopted in Brazil, as well as for the internal control as it considers necessary to enable the preparation of financial statements free of material misstatements, regardless of whether due to fraud or error.

Independent auditor’s responsibility

3.           Our responsibility is to express an opinion on these financial statements based on our audit, conducted in accordance with the Brazilian and International Standards on Auditing. These standards require compliance with ethical requirements by the auditor and that the audit is planned and performed for the purpose of obtaining reasonable assurance that the financial statements are free from material misstatement.

3

4.           An audit involves performing selected procedures to obtain evidence with respect to the amounts and disclosures presented in the financial statements. The procedures selected depend on the auditor’s judgment, and include the assessment of the risks of material misstatements of the financial statements, regardless of whether due to fraud or error. In the assessment of these risks, the auditor considers the relevant internal controls for the preparation and fair presentation of the Company’s financial statements, in order to plan audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the financial statements taken as a whole.

5.           We believe that the audit evidence obtained is sufficient and appropriate for expressing our opinion.

Opinion on the individual financial statements

6.           In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of Vale S.A. as of December 31, 2014, and of its financial performance and its cash flows for the year then ended in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

7.           In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Vale S.A. and its subsidiaries as of December 31, 2014, its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Other matters

Previous year accounting information

8.           The individual and consolidated financial statements corresponding to the years ended December 31, 2013 and 2012 presented for comparison purposes, were previously audited by other independent auditors who issued reports dated February 26, 2014 and February 27, 2013, respectively, without any change.

4

Statements of added value

9.           We have also examined the individual and consolidated statements of added value for the year ended December 31, 2014, the presentation of which is required by Brazilian Corporation Law for public companies, which is the responsibility of the Company’s management, considered as supplementary information by IFRS, which does not require the presentation of the statements of added value. These statements were submitted to the same audit procedures described previously and, in our opinion, are presented adequately, in all material respects, in relation to the financial statements, taken as a whole.

Rio de Janeiro, February 25, 2015

/s/ KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

/s/ Manuel Fernandes Rodrigues de Sousa

Accountant CRC-RJ-052428/O-2

5

Balance Sheet

In millions of Brazilian Reais

	Consolidated			Parent Company
	Notes	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	8	10,555	12,465	685	3,635
Financial investments		392	8	392	8
Derivative financial instruments	24	441	471	370	378
Accounts receivable	9	8,700	13,360	30,599	14,167
Related parties	31	1,537	611	2,227	1,684
Inventories	10	11,956	9,662	3,655	3,287
Prepaid income taxes		4,200	5,563	3,782	4,629
Recoverable taxes	11	4,515	3,698	2,687	2,295
Advances to suppliers		256	292	102	130
Others		1,524	2,151	1,067	898
		44,076	48,281	45,566	31,111

Non-current assets held for sale and discontinued operation	6	9,669	8,822	1,501	7,051
		53,745	57,103	47,067	38,162
Non-current assets
Related parties	31	93	253	902	864
Loans and financing agreements receivable		609	564	104	192
Judicial deposits	18	3,370	3,491	2,721	2,888
Recoverable income taxes		1,271	899	—	—
Deferred income taxes	20	10,560	10,596	6,430	7,418
Recoverable taxes	11	1,064	668	566	258
Derivative financial instruments	24	231	329	29	—
Deposit on incentive and reinvestment		180	447	151	418
Others		1,693	1,730	198	159
		19,071	18,977	11,101	12,197

Investments	12	10,978	8,397	118,628	123,370
Intangible assets, net	13	18,114	16,096	17,454	15,636
Property, plant and equipment, net	14	207,507	191,308	87,321	70,705
		255,670	234,778	234,504	221,908
Total		309,415	291,881	281,571	260,070

6

Balance Sheet

In millions of Brazilian Reais

(continued)

	Consolidated				Parent Company
	Notes		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Liabilities
Current liabilities
Suppliers and contractors			11,566	8,837	6,818	3,640
Payroll and related charges			3,089	3,247	2,017	2,228
Derivative financial instruments	24		3,760	556	948	435
Loans and financing	16		3,768	4,158	2,853	3,181
Related parties	31		813	479	5,622	6,453
Income taxes settlement program	19		1,213	1,102	1,189	1,079
Taxes payable and royalties			1,461	766	376	356
Provision for income taxes			937	886	—	—
Employee postretirement obligations	21	(a)	177	227	66	52
Asset retirement obligations	17		361	225	89	90
Others			1,074	985	690	756
			28,219	21,468	20,668	18,270

Liabilities directly associated with non-current assets held for sale and discontinued operation	6		294	1,050	—	—
			28,513	22,518	20,668	18,270
Non-current liabilities
Derivative financial instruments	24		4,276	3,496	3,866	3,188
Loans and financing	16		72,749	64,819	38,542	32,896
Related parties	31		288	11	43,606	32,013
Employee postretirement obligations	21(a)		5,941	5,148	466	464
Provisions for litigation	18		3,405	2,989	2,448	2,008
Income taxes settlement program	19		15,572	15,243	15,254	14,930
Deferred income taxes	20		8,874	7,562	—	—
Asset retirement obligations	17		8,588	5,969	3,106	1,856
Participative stockholders’ debentures	30(c)		4,584	4,159	4,584	4,159
Redeemable noncontrolling interest			645	646	—	—
Gold stream transaction	29		3,516	3,250	—	—
Others			2,863	3,950	2,617	1,940
			131,301	117,242	114,489	93,454
Total liabilities			159,814	139,760	135,157	111,724

Stockholders’ equity	25
Preferred class A stock - 7,200,000,000 no-par-value shares authorized and 2,027,127,718 (2,108,579,618 in 2013) shares issued			47,421	29,475	47,421	29,475
Common stock - 3,600,000,000 no-par-value shares authorized and 3,217,188,402 (3,256,724,482 in 2013) shares issued			29,879	45,525	29,879	45,525
Treasury stock - 59,405,792 (140,857,692 in 2013) preferred and 31,535,402 (71,071,482 in 2013) common shares			(2,746)	(7,838)	(2,746)	(7,838)
Results from operations with noncontrolling stockholders			(970)	(840)	(970)	(840)
Results on conversion of shares			50	50	50	50
Unrealized fair value gain (losses)			(4,553)	(2,815)	(4,553)	(2,815)
Cumulative translation adjustments			24,248	15,527	24,248	15,527
Profit reserves			53,085	69,262	53,085	69,262
Total company stockholders’ equity			146,414	148,346	146,414	148,346
Noncontrolling stockholders interests	12		3,187	3,775	—	—
Total stockholders’ equity			149,601	152,121	146,414	148,346
Total liabilities and stockholders’ equity			309,415	291,881	281,571	260,070

The accompanying notes are an integral part of these financial statements.

7

Statement of Income

In millions of Brazilian Reais, except as otherwise stated

		Year ended as at December 31,
		Consolidated			Parent Company
	Notes	2014	2013	2012	2014	2013
Continuing operations
Net operating revenue	26	88,275	101,490	91,269	54,346	63,731
Cost of goods sold and services rendered	27(a)	(59,087)	(52,511)	(49,832)	(26,093)	(22,517)
Gross profit		29,188	48,979	41,437	28,253	41,214

Operating (expenses) income
Selling and administrative expenses	27(b)	(2,603)	(2,804)	(4,249)	(1,441)	(1,678)
Research and evaluation expenses		(1,738)	(1,745)	(2,886)	(1,017)	(1,009)
Pre operating and stoppage operation		(2,563)	(4,035)	(3,145)	(426)	(1,040)
Equity results from subsidiaries	12	—	—	—	(14,167)	(2,995)
Other operating expenses, net	27(c)	(2,560)	(2,157)	(3,981)	(1,996)	(1,012)
		(9,464)	(10,741)	(14,261)	(19,047)	(7,734)
Impairment of non-current assets	15	(2,713)	(5,390)	(8,211)	4,295	(427)
Loss on measurement or sale of non-current assets (i)	7	(441)	(508)	(1,036)	—	(484)
Operating income		16,570	32,340	17,929	13,501	32,569

Financial income	28	8,667	5,795	2,605	7,379	3,981
Financial expenses	28	(23,420)	(24,237)	(10,844)	(18,495)	(22,179)
Equity results from joint ventures and associates	12	1,141	999	1,241	1,141	999
Results on sale or disposal of investments from joint ventures and associates	7	(68)	98	—	(68)	33
Impairment of investment from joint ventures and associates	15	(71)	—	(4,002)	(71)	—
Net income before income taxes		2,819	14,995	6,929	3,387	15,403

Income taxes	20
Current tax		(2,352)	(17,368)	(4,939)	(1,344)	(16,367)
Deferred tax		(248)	2,119	7,534	(1,089)	1,079
		(2,600)	(15,249)	2,595	(2,433)	(15,288)
Net Income (loss) from continuing operations		219	(254)	9,524	954	115
Loss attributable to noncontrolling interests		(735)	(373)	(501)	—	—
Net income from continuing operations attributable to the Company’s stockholders		954	119	10,025	954	115

Discontinued operation
Loss from discontinued operations		—	(4)	(133)	—	—
Loss from discontinued operations attributable to the Company’s stockholders		—	(4)	(133)	—	—

Net income (loss)		219	(258)	9,391	954	115
Loss attributable to noncontrolling interests		(735)	(373)	(501)
Net income attributable to the Company’s stockholders		954	115	9,892

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	25(e)
Preferred share (R$)		0.19	0.02	1.94	0.19	0.02
Common share (R$)		0.19	0.02	1.94	0.19	0.02

(i) Except for the loss of R$722 in 2012 related to the sale of coal assets.

The accompanying notes are an integral part of these financial statements.

8

Statement of Comprehensive Income

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Net income (loss)	219	(258)	9,391	954	115
Other comprehensive income
Items that will not be reclassified subsequently to income
Retirement benefit obligations
Gross balance for the year	(661)	1,976	(1,814)	(261)	1,976
Effect of taxes	204	(614)	533	89	(614)
Equity results from entities, net taxes	4	—	—	(281)	—
	(453)	1,362	(1,281)	(453)	1,362
Total of items that will not be reclassified subsequently to income	(453)	1,362	(1,281)	(453)	1,362

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the year	8,771	6,283	9,556	8,480	5,681
Transfer results realized to the net income	—	939	214	—	939
	8,771	7,222	9,770	8,480	6,620

Available-for-sale financial instruments
Gross balance for the year	(8)	368	(3)	—	—
Equity results from entities, net taxes	—	—	—	—	(2)
Transfer results realized to the net income	8	(370)	—	—	—
	—	(2)	(3)	—	(2)

Cash flow hedge
Gross balance for the year	(731)	(25)	(539)	—	—
Effect of taxes	(6)	24	(12)	—	—
Equity results from entities, net taxes	(4)	—	24	(1,044)	(106)
Transfer of realized results to income, net of taxes	(303)	(93)	285	—	12
	(1,044)	(94)	(242)	(1,044)	(94)
Total of items that will be reclassified subsequently to income	7,727	7,126	9,525	7,436	6,524
Total comprehensive income	7,493	8,230	17,635	7,937	8,001
Comprehensive income (loss) attributable to noncontrolling interests	(444)	229	(137)
Comprehensive income attributable to the Company’s stockholders	7,937	8,001	17,772

The accompanying notes are an integral part of these financial statements.

9

Statement of Changes in Stockholders’ Equity

In millions of Brazilian Reais

	Capital	Results on conversion of shares	Mandatorily convertible notes	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stock	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2011	75,000	—	1,156	(71)	78,105	(9,917)	(1,407)	(546)	(143)	142,177	3,205	145,382
Net income	—	—	—	—	—	—	—	—	9,892	9,892	(501)	9,391
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(1,281)	—	—	(1,281)	—	(1,281)
Cash flow hedge	—	—	—	—	—	—	(242)	—	—	(242)	—	(242)
Available-for-sale financial instruments	—	—	—	—	—	—	(3)	—	—	(3)	—	(3)
Translation adjustments	—	—	—	—	—	—	(142)	9,548	—	9,406	364	9,770
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(769)	—	—	—	—	—	(769)	(111)	(880)
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	84	84
Realization of reserves	—	—	—	—	(740)	—	—	—	740	—	—	—
Additional remuneration to notes	—	—	(128)	—	—	—	—	—	—	(128)	—	(128)
Result on conversion of shares	—	50	(1,028)	—	—	2,079	(1,101)	—	—	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	350	350
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(146)	(146)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,388)	(9,388)	—	(9,388)
Appropriation to undistributed retained earnings	—	—	—	—	1,085	—	—	—	(1,085)	—	—	—
December 31, 2012	75,000	50	—	(840)	78,450	(7,838)	(4,176)	9,002	16	149,664	3,245	152,909
Net income	—	—	—	—	—	—	—	—	115	115	(373)	(258)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	1,362	—	—	1,362	—	1,362
Cash flow hedge	—	—	—	—	—	—	(94)	—	—	(94)	—	(94)
Available-for-sale financial instruments	—	—	—	—	—	—	(2)	—	—	(2)	—	(2)
Translation adjustments	—	—	—	—	—	—	95	6,525	—	6,620	602	7,222
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	166	166
Realization of reserves	—	—	—	—	(9,220)	—	—	—	9,220	—	—	—
Additional remuneration to notes	—	—	—	—	—	—	—	—	—	—	—	—
Result on conversion of shares	—	—	—	—	—	—	—	—	—	—	—	—
Redeemable noncontrolling stockholders’ interest	—	—	—	—	—	—	—	—	—	—	349	349
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(214)	(214)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,319)	(9,319)	—	(9,319)
Appropriation to undistributed retained earnings	—	—	—	—	32	—	—	—	(32)	—	—	—
December 31, 2013	75,000	50	—	(840)	69,262	(7,838)	(2,815)	15,527	—	148,346	3,775	152,121
Net income	—	—	—	—	—	—	—	—	954	954	(735)	219
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	—	(453)	—	—	(453)	—	(453)
Cash flow hedge	—	—	—	—	—	—	(1,044)	—	—	(1,044)	—	(1,044)
Translation adjustments	—	—	—	—	—	—	(241)	8,721	—	8,480	291	8,771
Contribution and distribution to stockholders:
Acquisitions and disposal of noncontrolling stockholders	—	—	—	(130)	—	—	—	—	—	(130)	(428)	(558)
Cancellation of treasury stock	—	—	—	—	(5,092)	5,092	—	—	—	—	—	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	—	302	302
Capitalization of reserves	2,300	—	—	—	(2,300)	—	—	—	—	—	—	—
Realization of reserves	—	—	—	—	(8,994)	—	—	—	8,994	—	—	—
Dividends to noncontrolling stockholders	—	—	—	—	—	—	—	—	—	—	(18)	(18)
Dividends and interest on capital to Company’s stockholders	—	—	—	—	—	—	—	—	(9,739)	(9,739)	—	(9,739)
Appropriation to undistributed retained earnings	—	—	—	—	209	—	—	—	(209)	—	—	—
December 31, 2014	77,300	50	—	(970)	53,085	(2,746)	(4,553)	24,248	—	146,414	3,187	149,601

The accompanying notes are an integral part of these financial statements.

10

Statement of Cash Flow

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Cash flow from continuing operating activities:
Net income (loss) from continuing operations	219	(254)	9,524	954	115
Adjustments to reconcile net income with cash from continuing operations
Equity results from entities	(1,141)	(999)	(1,241)	13,026	1,996
Loss on measurement or sales of non-current assets	441	508	1,036	—	484
Results on sale or disposals of investments from joint ventures and associates	68	(98)	—	68	(33)
Loss on disposal of property, plant and equipment	232	184	84	198	154
Impairment of non-current assets	2,784	5,390	12,213	(4,224)	427
Depreciation, amortization and depletion	10,108	8,953	8,129	3,649	2,801
Deferred income taxes	248	(2,119)	(7,534)	1,089	(1,079)
Foreign exchange and indexation, net	3,208	1,565	3,590	8,101	6,599
Unrealized derivative losses, net	2,903	1,616	1,236	1,169	1,781
Dividends and interest on capital received from subsidiaries	—	—	—	560	1,036
Participative stockholders’ debentures	665	780	212	665	780
Other	554	(138)	(35)	2,031	(22)
Decrease (increase) in assets:
Accounts receivable	5,296	932	3,781	(16,286)	7,672
Inventories	(1,661)	929	(1,264)	502	632
Recoverable taxes	(37)	(5,081)	531	156	(4,842)
Other	716	(396)	456	622	(287)
Increase (decrease) in liabilities:
Suppliers and contractors	2,301	(219)	(72)	3,167	(539)
Payroll and related charges	(230)	261	516	(213)	226
Taxes and contributions	154	1,459	(336)	18	99
Gold stream transaction	—	2,899	—	—	—
Income taxes - Settlement program	442	16,345	—	433	16,010
Other	522	(641)	1,317	(2,346)	(937)
Net cash provided by operating activities from continuing operations	27,792	31,876	32,143	13,339	33,073
Net cash provided by operating activities from discontinued operations	—	357	938	—	—
Net cash provided by operating activities	27,792	32,233	33,081	13,339	33,073

Cash flow from continuing investing activities:
Financial investments redeemed (invested)	(392)	498	(506)	(384)	36
Loans and advances received (granted)	781	(44)	646	730	(432)
Guarantees and deposits received (granted)	156	(324)	(269)	112	(566)
Additions to investments	(570)	(784)	(892)	(2,618)	(5,479)
Additions to property, plant and equipment and intangible assets	(26,346)	(28,549)	(31,070)	(16,714)	(15,244)
Dividends and interest on capital received from associates and joint ventures	1,302	1,836	932	1,142	1,514
Proceeds from disposal of assets and investments	2,709	4,699	1,989	2,709	233
Proceeds from gold stream transaction	—	1,161	—	—	—
Net cash used in investing activities from continuing operations	(22,360)	(21,507)	(29,170)	(15,023)	(19,938)
Net cash used in investing activities from discontinued operations	—	(1,643)	(923)	—	—
Net cash used in investing activities	(22,360)	(23,150)	(30,093)	(15,023)	(19,938)
Cash flow from continuing financing activities:
Loans and financing
Additions	5,947	7,267	17,879	16,523	8,198
Repayments	(4,678)	(7,480)	(3,160)	(8,058)	(9,067)
Repayments to stockholders:
Dividends and interest on capital paid to stockholders	(9,739)	(9,319)	(11,596)	(9,739)	(9,319)
Dividends and interest on capital attributed to noncontrolling interest	(164)	(46)	(90)	—	—
Transactions with noncontrolling stockholders	—	—	(793)	—	—
Net cash provided by (used in) financing activities from continuing operations	(8,634)	(9,578)	2,240	(1,274)	(10,188)
Net cash provided by financing activities from discontinued operations	—	182	—	—	—
Net cash provided by (used in) financing activities	(8,634)	(9,396)	2,240	(1,274)	(10,188)

Increase (decrease) in cash and cash equivalents	(3,202)	(313)	5,228	(2,958)	2,947
Cash and cash equivalents in the beginning of the year	12,465	11,918	6,593	3,635	688
Effect of exchange rate changes on cash and cash equivalents	1,292	860	97	—	—
Cash and cash equivalents from incorporated subsidiary	—	—	—	8	—
Cash and cash equivalents at end of the year	10,555	12,465	11,918	685	3,635
Cash paid during the year for (i):
Interest on loans and financing	(3,561)	(3,290)	(2,588)	(3,163)	(3,005)
Income taxes	(1,199)	(5,183)	(2,320)	(60)	(4,316)
Income taxes - Settlement program	(1,161)	(6,032)	—	(1,137)	(5,946)
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	1,387	519	684	738	24
Additions to property, plant and equipment - Cost of assets retirement obligations	2,217	445	622	973	306

(i) Amounts paid are classified as cash flows from operating activities

The accompanying notes are an integral part of these financial statements.

11

Statement of Added Value

In millions of Brazilian Reais

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Generation of added value from continued operations
Gross revenue
Revenue from products and services	89,911	103,026	92,935	55,198	64,869
Loss on measurement or sales of non-current assets	—	(508)	(1,036)	—	(484)
Other revenue	1,153	1,307	339	525	871
Revenue from the construction of own assets	27,733	20,792	29,673	17,453	10,667
Allowance for doubtful accounts	(34)	(22)	19	15	(4)
Less:
Acquisition of products	(3,800)	(3,329)	(2,718)	(1,071)	(1,041)
Material, service and maintenance	(42,133)	(35,050)	(45,405)	(26,684)	(17,873)
Oil and gas	(4,022)	(3,954)	(3,806)	(2,520)	(2,381)
Energy	(1,430)	(1,546)	(1,684)	(689)	(831)
Freight	(8,502)	(6,979)	(5,660)	—	—
Impairment of non-current assets (includes joint ventures and associates)	(2,784)	(5,390)	(12,213)	4,224	(427)
Other costs and expenses	(10,565)	(9,344)	(11,238)	(2,365)	(3,652)
Gross added value	45,527	59,003	39,206	44,086	49,714
Depreciation, amortization and depletion	(10,108)	(8,953)	(8,129)	(3,649)	(2,801)
Net added value	35,419	50,050	31,077	40,437	46,913

Received from third parties
Equity results from entities	1,141	999	1,241	(13,026)	(1,996)
Financial income	2,343	1,439	1,746	1,780	449
Monetary and exchange variation of assets	3,301	1,802	1,094	4,018	1,717
Total added value to be distributed from continued operations	42,204	54,290	35,158	33,209	47,083
Added value to be distributed from discontinued operations	—	611	848	—	—
Total added value to be distributed	42,204	54,901	36,006	33,209	47,083

Personnel	9,485	9,496	8,765	4,986	4,664
Taxes, rates and contribution	8,379	6,242	6,980	6,926	5,286
Current income tax	2,352	17,368	4,939	1,344	16,367
Deferred income tax	248	(2,119)	(7,534)	1,088	(1,079)
Financial expense (includes capitalized interest)	11,465	14,397	6,681	7,941	12,348
Monetary and exchange variation of liabilities	8,670	8,299	5,083	8,130	8,035
Other remunerations of third party funds	1,386	861	722	1,840	1,347
Dividends and interest attributed to Company’s stockholders	745	83	9,388	745	83
Net income from continued operations attributable to controlling interest	209	36	635	209	32
Net loss attributable to noncontrolling interest	(735)	(373)	(501)	—	—
Distribution of added value from continued operations	42,204	54,290	35,158	33,209	47,083
Distribution of added value from discontinued operations	—	611	848	—	—
Distribution of added value	42,204	54,901	36,006	33,209	47,083

The accompanying notes are an integral part of these financial statements.

12

Notes to Financial Statements

Expressed in millions of Brazilian Reais, unless otherwise stated

1.            Operational context

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 26.

The principal consolidated operating subsidiaries of the Company at December 31, 2014 were as follow:

Entities	% ownership	% voting capital	Location	Principal activity
Compañia Minera Miski Mayo S.A.C	40.00	51.00	Peru	Fertilizers
Mineração Corumbaense Reunida S.A.	100.00	100.00	Brazil	Iron ore and manganese
PT Vale Indonesia Tbk	59.20	59.20	Indonesia	Nickel
Salobo Metais S.A.	100.00	100.00	Brazil	Copper
Vale Australia Pty Ltd.	100.00	100.00	Australia	Coal
Vale Canada Limited	100.00	100.00	Canada	Nickel
Vale Fertilizantes S.A	100.00	100.00	Brazil	Fertilizers
Vale International Holdings GmbH	100.00	100.00	Austria	Holding and research
Vale International S.A	100.00	100.00	Switzerland	Trading
Vale Manganês S.A.	100.00	100.00	Brazil	Manganese and ferroalloys
Vale Moçambique S.A.	95.00	95.00	Mozambique	Coal
Vale Nouvelle-Calédonie S.A.S.	80.50	80.50	New Caledonia	Nickel
Vale Oman Pelletizing Company LLC	70.00	70.00	Oman	Pellet
Vale Shipping Holding Pte. Ltd.	100.00	100.00	Singapore	Logistics of iron ore

2.             Summary of the main accounting practices and accounting estimates

a)            Basis of presentation

The consolidated financial statements of the Company (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the Brazilian Accountant Pronouncements Committee (“CPC”) and approved by the Brazilian Securities Exchange Commission (“CVM”) and Brazilian Federal Accounting Council (“CFC”).

The individual financial statements of the Parent Company (“individual financial statements”) has been prepared in accordance with accounting practices adopted in Brazil issued by CPC and approved by CVM and CFC, and they are disclosed with the consolidated interim financial statements.

The financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

All numbers of the comparative financial statements of 2012 have been adjusted as a result of a change in accounting practices, disclosed in note 6 of the financial statements of 2013.

The Company evaluated subsequent events through February 25, 2015, which was the date the financial statement was approved by the Board of Directors.

b)            Functional currency and presentation currency

The financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these financial statements are presented in Brazilian Real.

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Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the year are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the statement of comprehensive income.

The statement of income and balance sheet of the Group’s entities whose functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) for each balance sheet presented are translated at the closing rate at the balance sheet date; (ii) income and expenses for each statement of income are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in a separate component of the statement of comprehensive income as cumulative translation adjustment, and subsequently transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are:

	Exchange rates used for conversions in Brazilian Reais
	Closing rate as of			Average rate for the year ended
	2014	2013	2012	2014	2013	2012

US dollar (“US$”)	2.6562	2.3426	2.0435	2.3547	2.1605	1.9546
Canadian dollar (“CAD”)	2.2920	2.2031	2.0546	2.1308	2.0954	1.9558
Australian dollar (“AUD”)	2.1765	2.0941	2.1197	2.1205	2.0821	2.0233
Euro (“EUR” or “€”)	3.2270	3.2265	2.6954	3.1205	2.8716	2.5114

c)             Consolidation and investments

The financial statements reflect the balance of assets and liabilities and the transactions of the Parent Company and its direct and indirect controlled entities (“subsidiaries”), eliminating intercompany transactions. Subsidiaries over which control is achieved through other means, such as stockholders agreement, are also consolidated even if the Company does not own a majority of the voting capital.

For entities over which the Company has joint control (“joint ventures”) or significant influence, but not control (“associates”), the investments are measured using the equity method. In the individual financial statements, investments in subsidiaries are also measured using the equity method.

The accounting practices of subsidiaries, joint ventures and associated companies are set to ensure consistency with the policies adopted by the Parent Company. Transactions between consolidated companies, as well as balances, unrealized profits and losses on these transactions are eliminated. Unrealized gains on downstream or upstream transactions between the Company and its associates and joint ventures are eliminated fully or proportionately to the extent of the Company.

The Company compares the carrying values of its equity investments with reference to the publicly quoted market prices when available. If the quoted market price is lower than book value and this decline is considered other than temporary, the Company accounts an impairment of the equity investments to the level of the quoted market value.

For interests in joint arrangements operations (“joint operations”), the Company recognizes its share of assets, liabilities and transactions.

d)            Business combinations

When the Company acquires control over an entity, the identifiable assets acquired, the liabilities and contingent liabilities assumed and the noncontrolling stockholders’ interests recognized are measured initially at their fair values as at the acquisition date.

The excess of the consideration transferred plus the fair value of assets acquired and the liabilities assumed is recorded as goodwill, which is allocated to each cash-generating unit acquired.

e)             Noncontrolling stockholders’ interests

Investments held by investors in entities controlled by Vale are classified as noncontrolling stockholders’ interests. The Company treats transactions with noncontrolling stockholders’ interests as transactions with equity owners of the Group.

14

For purchases of noncontrolling stockholders’ interests, the difference between any consideration paid and the portion acquired of the carrying value of net assets of the subsidiary is recorded in stockholders’ equity. Gains or losses, on disposals of noncontrolling stockholders’ interest, are also recorded in stockholders’ equity.

When the Company ceases to hold control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in the statement of income. Any amounts previously recognized in Gain/ (loss) from operations with noncontrolling stockholders’ interests relating to that entity are accounted for as if the Group had directly sold the related assets or liabilities. This means that the amounts previously recognized in gain/(loss) from operations with noncontrolling stockholders’ interests are reclassified to the statement of income.

f)             Segment information and information by geographic area

The Company discloses information by business segment and assets by geographic unit, in accordance with the principles and concepts used by the chief operating decision makers in evaluating performance and allocating resources. The information is analyzed by operating segment as follows:

Bulk Material — Comprises (i) the production and extraction of ferrous minerals, as iron ore, pellets and its logistic services (railroads, ports and terminals), manganese, ferroalloys and others ferrous products and services; and (ii) the extraction of coal and its logistic services (railroads, ports and terminals).

Base metals — Includes the production and extraction of non-ferrous minerals, including nickel operations (co-products and by-products) and copper.

Fertilizers — Includes the production of the three major groups of nutrients: potash, phosphate and nitrogen.

Other — Comprises sales and expenses of other products, services and investments in joint ventures and associate in other businesses.

g)            Current and non-current assets or liabilities

The Company classifies assets and liabilities as current when the expectation to realize the assets or to settle the liabilities is twelve months from the end of the reporting period. Others assets and liabilities are classified as non-current.

h)            Cash equivalents and financial investments

The amounts recorded as cash and cash equivalents correspond to the amount available in cash, bank deposits and short-term investments that have immediate liquidity and original maturities within three months and insignificant risk of variation on its fair value. Other investments with maturities after three months are recognized at fair value through income and presented in financial investments.

i)             Accounts receivables

Account receivables are financial instruments classified in the category loan and receivables and represent the total amount due from sale of products and services rendered by the Company. The receivables are initially recognized at fair value and subsequently measured at amortized cost, net of impairment losses, when applicable.

j)             Inventories

Inventories are stated at the lower of the average cost of acquisition or production and the net realizable value. The inventory production cost is determined on the basis of variable and fixed costs, direct and indirect costs of production, using the average cost method. An allowance for losses on obsolete or slow-moving inventory is recognized.

Ore piles are counted as processed when the ore is extracted from the mine. The cost of the finished product is composed of depreciation and any direct cost required converting ore piles to finished products.

Inventory of maintenance supplies are measured at the lower of cost and net realizable value and, where applicable, an estimate of losses on obsolete or slow-moving inventory is recognized.

15

k)            Non-current assets and liabilities held for sale and discontinued operation

When the Company is committed to a sale plan of a set of assets and liabilities available for immediate disposal, these assets and liabilities are classified as non-current assets and liabilities held for sale. If this group of assets and liabilities represent a major line of business are classified as discontinued operations.

The non-current assets and liabilities held for sale and discontinued operations are recognized in current, separate from the other assets and liabilities being measured at the lower of carrying amount and fair value less costs to sell.

Discontinued operations transactions are presented separately from the balance of Company’s continuing operations in the statement of income, statement of comprehensive income and statement of cash flows.

l)             Stripping Costs

The cost associated with the removal of overburden and other waste materials (“stripping costs”) incurred during the development of mines, before production takes place, are capitalized as part of the depreciable cost of developing the mining property. These costs are subsequently amortized over the useful life of the mine.

Post-production stripping costs are included in the cost of inventory, except when a new project is developed to permit access to a significant body of ore. In such cases, the cost is capitalized as a non-current asset and is amortized during the extraction of the body of ore, over the useful life of the body of ore.

Stripping costs are measured at fixed and variable costs directly and indirectly attributable to its removal and, when applicable, net of any impairment losses measured in same basis adopted for the cash generating unit of which it is part.

m)           Intangible assets

Intangible assets are carried at the acquisition cost, less accumulated amortization and impairment losses, when applicable.

Intangible assets with finite useful lives are amortized over their effective use and are tested for impairment whenever there is an indication that the asset may be impaired. Assets with indefinite useful lives are not amortized and are tested for impairment at least annually.

The Company holds concessions to exploit railway assets over a certain period of time. Those assets are classified as intangible assets and amortized over the shorter of their useful lives and the concession term at the end of which they will be returned to the government.

Intangible assets acquired in a business combination are recognized separately from goodwill.

n)            Property, plant and equipment

Property, plant and equipment are evaluated at the cost of acquisition or construction, less accumulated amortization and impairment losses, when applicable.

The cost of mining assets developed internally are determined by direct and indirect costs attributed to building the mining and plant, financial charges incurred during the construction period, depreciation of other fixed assets used into building, estimated decommissioning and site restoration expenses and other capitalized expenditures occurred during the development phase (phase when the project demonstrates its economic benefit to the Company and the Company has ability and intention to complete the project).

16

The depletion of mineral assets is determined based on the ratio between production and total proven and probable mineral reserves. Property, plant and equipment are depreciated using the straight-line method based on the estimated useful lives, from the date on which the assets become available for their intended use, except for land which is not depreciated. Following are to estimated useful lives:

Property, plant and equipment	Useful lives
Buildings	between 15 and 50 years
Facilities	between 8 and 50 years
Equipment	between 3 and 33 years
Mineral properties	Unit of production
Others:
Locomotives	between 12.5 and 25 years
Wagon	between 33 and 44 years
Railway equipment	between 5 and 50 years
Ships	between 5 and 20 years
Others	between 2 and 50 years

The residual values and useful lives of assets are reviewed at the end of each fiscal year and adjusted if necessary.

Significant industrial maintenance costs, including spare parts, assembly services, and others, are recorded in property, plant and equipment and depreciated through the next programmed maintenance overhaul.

o)            Research and evaluation

i.              Exploration and evaluation expenditures

Expenditures on mining research are accounted for as operating expenses until the effective proof of economic feasibility and commercial operation of a given field can be demonstrated. From then on, the expenditures incurred are capitalized as mine development costs.

ii.            Expenditures on feasibility studies, new technologies and others research

The Company also conducts feasibility studies for many businesses which it operates including researching new technologies to optimize the mining process. After these costs are proven to generate future benefits to the Company, the expenditures incurred are capitalized.

p)            Impairment of assets

The Company assesses, at each reporting date whether there is evidence that the carrying amount of financial assets measured through amortized cost and long-live non-financial asset, should be impaired.

For financial assets measured through amortized cost, Vale compares the carrying amount with the expected cash flows of the asset, and when appropriate, the carrying value is adjusted to reflect the present value of future cash flows.

For long-lived non-financial assets (such as intangible or property plant and equipment), when impairment indication are identified, a test is conducted by comparing the recoverable value of these assets grouped at the lowest levels for which there are separately identifiable cash flows of the cash-generating unit (“CGU”) to which the asset belongs to their carrying amount. If the Company identifies the need for impairment, it is consistently applied to each asset’s cash-generating unit. The recoverable amount is the higher of value in use and fair value less costs to sell.

The Company determines its cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets, sale prices consistent with the projections used in reports published by industry considering the market price when available and appropriate. Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering discount rates that reflect specific risks relating to the relevant assets in each cash-generating unit, depending on their composition and location.

For investments in affiliated companies with publicly traded stock, the Company assesses the recoverability of its assets when there is prolonged or significant decline in market value. The balance of their investments is compared in relation to the market value of the shares, when available. If the market value is less than the carrying value of investments, and the decrease is considered prolonged and significant, the Company performs the adjustment of the investment to the realizable value quoted in the market.

17

Regardless the indication of impairment of its carrying value, goodwill balances arising from business combinations, intangible assets with indefinite useful lives and land are tested for impairment at least once a year.

Non-current assets (excluding goodwill) which the Company recognized an impairment are reviewed whenever events or changes in circumstances indicate that the impairment may no longer be applicable. In such cases, an impairment reversal will be recognized.

q)            Suppliers and contractors

Accounts payable to suppliers and contractors are obligations to pay for goods and services that were acquired in the ordinary course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

r)             Loans and financing

Loans and financing are initially measured at fair value, net of transaction costs incurred and are subsequently carried at amortized cost and updated using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of income over the period of the loan, using the effective interest rate method. The fees paid in obtaining the loan are recognized as transaction costs.

Compound financial instruments include financial liability (debt) components and stockholders’ equity. The liability component instrument is initially recognized at fair value that is determined using discounted cash flow, considering the interest rate market for a non-convertible debt instrument with similar characteristics (period, value, credit risk). After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The stockholders’ equity component is recognized as the difference between the total values received by the Company from the issue of the securities, and the initially recognized amount of the liability component. Following initial recognition, the equity component of a compound financial instrument is not remeasured until its conversion.

s)             Leases

The Company classifies its contracts as finance leases or operating leases based on the substance of the contract as to whether it is linked to the transfer of substantially all risks and benefits of the assets ownership to the Company during their useful life.

For finance leases, the lower of the fair value of the leased asset and the present value of minimum lease payments is recorded in tangible fixed assets and the corresponding obligation recorded in liabilities. For operating leases, payments are recognized on a straight line basis during the term of the contract as a cost or expense in the statement of income.

t)             Provision

Provisions are recognized only when there is a present obligation (legal or constructive) resulting from a past event, and it is probable that the settlement of this obligation will result in an outflow of resources, and the amount of the obligation can be reasonably estimated. Provisions are reviewed and adjusted to reflect the current best estimate at the end of each reporting period. Provisions are measured at the present value of the expenditure expected to be required to settle an obligation using a pre-tax rate, which reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as interest expense.

i.              Provision for asset retirement obligations

The provision made by the Company refers to costs related to mine closure and reclamation, with the completion of mining activities and decommissioning of assets related to mine. When the provision is recognized, the corresponding cost is capitalized as part of property plant and equipment and is depreciated on the same basis over the related asset and recorded in the statement of income.

The long-term liability is subsequently measured using a long-term discount rate and recorded in the statement of income, as a financial expenses until the Company makes payments related to mine closure and decommissioning of assets mining.

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ii.            Provision for litigation

The provision refers to litigation and fines incurred by the Company. A provision is recognized when the obligation is considered probable and can be measured. The accounting counterpart for the obligation is an expense in statement of income. This obligation is updated according to the evolution of the judicial process or interest incurred and can be reversed if the estimate of loss is not considered probable or settled when the obligation is paid.

u)            Employee benefits

i.              Current benefits — wages, vacations and related taxes

Payments of benefits such as wages, vacation past due or accrued vacation, as well the related social security taxes over those benefits, are recognized monthly in income, on an accruals basis.

ii.            Current benefits — profit sharing program

The Company has a profit sharing program based on the performance goals achievement of the Company and its employees. The Company recognizes the provision based on the recurring measurement of the compliance with goals and results, using the accrual basis and recognition of present obligation arising from past events in the estimated outflow of resources in the future. The counter entry of the provision is recorded as cost of goods sold and services rendered or operating expenses in accordance with the activity of each employee.

iii.           Non-current benefits — long-term incentive programs

The Company has established a procedure for awarding certain eligible executives (Matching Plan and Long-Term Incentive Plan - ILP) with the goal of encouraging employee retention and optimum performance. The Matching Plan establishes that these executives eligible for the plan are entitled to a specific number of preferred class A stocks of the Company, and shall be entitled at the end of three years to a cash sum corresponding to the market value of the shares lot initially linked by the executives, provided that they are under the ownership of executives throughout the entirety of the period. As well as matching, the ILP provides at the end of three years the payment in the amount equivalent to a certain number of shares based on the assessment of the executives’ performance and the Company’s results in relation to a group of companies of similar size (per group). Plan liabilities are measured at each reporting date, at their fair values, based on market prices. Obligations are measured at each reporting date, at fair values based on market prices. The compensation costs incurred are recognized in income during the vesting period as defined.

iv.           Non-current benefits — pension costs and other post-retirement benefits

The Company has several retirement plans for its employees.

For defined contribution plans, the Company’s obligations are limited to a monthly contribution linked to a pre-defined percentage of the remuneration of employees enrolled in to these plans.

For defined benefit plans, actuarial calculations are periodically obtained for liabilities determined in accordance with the Projected Unit Credit Method in order to estimate the Company’s obligation. The liability recognized in the balance sheet represents the present value of the defined benefit obligation as of that date, less the fair value of plan assets. The Company recognized in the statement of income the costs of services, the interest expense of the obligations and the interest income of the plan assets. The remeasurement of gains and losses, return on plan assets (excluding the amount of interest on return of assets, which is recognized in income for the year) and changes in the effect of the ceiling of the active and onerous liabilities are recognized in comprehensive income for the year.

For plans presenting a surplus, the Company does not recognize any assets or benefits in the balance sheet or statement of income until such time as the use of this surplus is clearly defined. For plans presenting a deficit, the Company recognizes actuarial liabilities and results arising from the actuarial valuation.

v)            Derivative financial instruments and hedge operations

The Company uses derivative instruments to manage its financial risks as a way of hedging against these risks. The Company does not use derivative instruments for speculative purposes. Derivative financial instruments are recognized as assets or liabilities in the balance sheet and are measured at their fair values. Changes in the fair values of derivatives are recorded in each year as gains or losses in the statements of income or in stockholders’ equity when the transaction is eligible to be characterized as an effective cash flow hedge.

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On the beginning of the hedge operations, the Company documents the relationship between hedging instruments and hedged items with the objective of risk management and strategy for carrying out hedging operations. The Company also documents, both initially and on a continuously basis, that its assessment of whether the derivatives used in hedging transactions are highly effective.

The effective components of changes in the fair values of derivative financial instruments designated as cash flow hedges are recorded as unrealized fair value gain/(losses) and recognized in stockholders’ equity; and their non-effective components recorded in income. The amounts recorded in the statement of comprehensive income, will only be transferred to statement of income (costs, operating expenses or financial expenses) when the hedged item is actually realized.

w)            Financial instrument classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

i.              Financial assets

Measured at fair value through the statement of income — Financial assets held for trading acquired for the purpose of selling in the short-term. These instruments are measured at fair value, except for derivative financial instruments not classified as hedge accounting, considering the inclusion of the credit risk of counterparties on the calculation of the instruments.

Loans and receivables — Non-derivative financial instruments with fixed or defined payments, which are not quoted in an active market, are initially measured at fair value and subsequently at amortized cost using the effective interest method.

Held to maturity — Non-derivative financial assets with fixed or determinable payments and fixed maturities for which the Company has the intent and ability to hold them to maturity, are initially measured at fair value and subsequently at amortized cost.

Available for sale — Non-derivative financial assets not classified in another category of financial instrument. Financial instruments in this category are measured at fair value, with changes in fair value until the moment of realization then recorded in statement of comprehensive income. On realization of the financial asset, its fair value is reclassified to statement of income.

ii.            Financial liabilities

Measured at fair value through the statement of income — Financial liabilities with the purpose of trading (repurchase) or which are initially measured at fair value by the Company, being irreversibly this method of classification.

Measured at amortized cost — Non-derivative financial liabilities with fixed and determinable payments and fixed maturities, which were not classified as measured at fair value through the statement of income.

x)            Capital

The Company periodically repurchases its shares to hold in treasury for future sale or cancellation. These shares are recorded in a specific account as a reduction of stockholders´ equity at their acquisition value and carried at cost. These programs are approved by the Board of Directors with a determined terms and numbers of type of shares.

Incremental costs directly attributable to the issue of new shares or options are recognized in stockholders’ equity as a deduction from the amount raised, net of taxes.

y)            Government grants and support

Government grants and support are accounted for when Company has reasonably complied with conditions set by the government in relation to the grants. The Company recognizes the grants in the statement of income, as a reduction in tax expense, according to the nature of the item, and classified through retained earnings in stockholders’ equity during allocation of net income.

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z)             Revenue recognition

Revenue is recognized when Vale transfers to its customers all of the significant risks and rewards of ownership of the product sold or when services are rendered. Net revenue excludes any applicable sales taxes and is recognized at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to Vale and the revenues and costs can be reliably measured.

Depending on the contract, sales can be recognized when the product is available at the loading port, loaded on the ship or delivered to the destination. Service revenues are recognized in the amount by which the services are rendered and accepted by the customer.

In some cases the sale price is determined on a provisional basis at the date of sale and the final selling price is subject to escalation clauses through date of final pricing. Revenue from the sale of provisionally priced products is recognized when the risks and rewards of ownership are transferred to the customer and the revenue can be measured reliably. At this date, the amount of revenue to be recognized is estimated based on the forward price of the product sold.

Amounts billed to customers for shipping related to products sold by the Company are recognized as revenue when the Company is responsible for shipping. Shipping costs are recognized as operating costs.

aa)          Current and deferred income taxes

Income taxes are recognized in the statement of income, except for items recognized directly in stockholders’ equity, in which the tax is also recognized in stockholder’s equity.

The provision for income tax is calculated individually for each entity in the Group based on tax rates and tax rules in force in the location of the entity. The recognition of deferred taxes are based on temporary differences between carrying value and the tax basis of assets and liabilities as well as taxes losses carry forwards. The deferred income taxes assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against fiscal current liabilities and when the deferred income taxes assets and liabilities are related to income taxes recorded by the same taxation authority on the same taxable entity.

bb)          Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the income attributable to the stockholders of the Company, after accounting for the remuneration to the holders of equity securities, by the weighted average number of shares outstanding (total shares less treasury shares).

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding for the conversion of all dilutive potential shares. The Company does not have mandatory convertible securities that could result in the dilution of the earning per share.

cc)           Stockholder´s remuneration

The stockholder’s remuneration is paid on dividends and interest on capital. This remuneration is recognized as a liability in the financial statements of the Company based on bylaws. Any amount above the minimum compulsory remuneration approved by the bylaws shall only be recognized in current liabilities on the date that is approved by stockholders.

The Company is permitted to distribute interest attributable to stockholders’ equity. The calculation is based on the stockholders’ equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the Brazilian Government Long-term Interest Rate (“TJLP”) determined by the Central Bank of Brazil. Also, such interest may not exceed 50% of net income for the year or 50% of retained earnings plus profit reserves as determined by Brazilian corporate law.

The benefit to the Company, as opposed to making a dividend payment, is a reduction in the income tax burden because this interest charge is tax deductible in Brazil. Income tax of 15% is withheld on behalf of the stockholders relative to the interest distribution. Under Brazilian law, interest attributed to stockholders’ equity is considered as part of the annual minimum mandatory dividend (note 25-f). This notional interest distribution is treated for accounting purposes as a deduction from stockholders’ equity in a manner similar to a dividend and the tax credit recorded in income.

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dd)          Statements of Added Value

The Company prepares its consolidated and parent company statements of added value in accordance with the accounting practices adopted in Brazil applicable to public companies which are submitted as part of the financial statements in accordance with Brazilian accounting practices. For IFRS purposes, this statement is presented as additional information, without prejudice to the set of financial statements.

3.             Critical accounting estimates and judgment

The preparation of financial statements requires the use of certain critical accounting estimates and also the exercise of judgment by the management of the Company.

These estimates are based on the best knowledge and information existing on the balance sheet date. Changes in facts and circumstances may lead to the revision of these estimates. Actual future results may differ from the estimates.

The significant estimates and assumptions used by Company in these financial statements are as follow:

a)            Mineral reserves and mine useful life

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimates. The calculation of reserves requires the Company to take positions on expected future conditions that are uncertain, including future ore prices, exchange rates, inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions could have a significant impact on the proven and probable reserves of the Company.

The estimated volume of mineral reserves is used as basis for the calculation of depletion of the mines, and also for the estimated useful life which is a major factor to quantify the provision for asset retirement obligation and environmental recovery of mines. Any changes to the estimates of the volume of mine reserves and the useful lives of assets may have a significant impact on the depreciation, depletion and amortization charges included in cost of goods sold. Changes in the estimated useful life of the mine have a significant impact on the estimates of environmental provision and impairment analysis.

b)            Asset retirement obligation

The Company recognizes an obligation under the fair value for asset retirement obligations in the period in which they occur, as note 2t-i. The Company considers the accounting estimates related to closure costs of a mine as a critical accounting policy because they involve significant values for the provision and are estimated using several assumptions, such as interest rate, inflation, useful life of the asset considering the current state of closure and the projected date of depletion of each mine. The estimates are reviewed annually.

c)             Impairment

The Company tests impairment of tangible (whether there is evidence of impairment) and intangible (annually) assets segregated by cash-generating units, using discounted cash flow model that depends on several estimates, which are influenced by market conditions prevailing at the time the impairment test is performed.

d)            Litigation losses

Provisions are recorded when the possibility of loss relating to legal proceedings or contingent liabilities is considered probable by the Company’s legal department and its legal advisors.

The provisions are recorded when the amount of loss can be reasonably estimated. By their nature, litigations will be resolved when one or more future event occurs or fails to occur. Typically, the occurrence or not of such events is outside the Company’s control. Legal uncertainties involve the exercise of significant estimates and judgments of management regarding the results of future events.

e)             Post-retirement benefits for employees

The amount recognized and disclosed depend on a number of factors that are determined based on actuarial calculations using various assumptions in order to determine costs and, liabilities. One of these assumptions is selection and use of the discount rate. Any changes to these assumptions will affect the amount recognized.

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At the end of each year the Company and external actuaries reviews the assumptions that should be used for the following year. These assumptions are used in determining the fair values of assets and liabilities, costs and expenses and to the future values of estimated cash outflows, which are recorded in the plan obligations.

f)                                       Fair values of derivatives and others financial instruments

The fair values of financial instruments that are not traded in active markets are determined using valuation techniques. Vale uses its own judgment to choose between the various methods and assumptions are based on the market conditions, at the end of the year.

An analysis of the impact if actual results are different from management’s estimates is present on note 24 (sensibility analysis).

g)                                     Deferred income taxes

The Company recognizes the effects of deferred taxes arising from tax losses and temporary differences and derecognizes when believes that tax credits recoverable are not probable. Deferred tax liabilities are fully recognized.

The determination of the recognition of income tax or deferred income tax, assets and liabilities, and any derecognition of tax credits requires the use of estimates. For each tax asset, the Company assesses the probability that some or all of the tax assets may not be recoverable. The impairment recorded in relation to the accumulated tax losses depends on the assessment of the probability of the generation of future taxable profits based on production and sales planning, commodity prices, operational costs, restructuring plans, reclamation costs and planned capital costs.

4.                                      Accounting standards issued but not yet effective

The standards and interpretations those are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable, when they become effective, provided that issued, on the Brasil, by CPC and approved by CVM and CFC.

Sale or contribution of assets between an investor and its associate or joint venture — In September 2014 the IASB issued narrow-scope amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The adoption of the amendment will be required from January 1, 2016 and the Company is analyzing potential impacts regarding this update on the financial statements.

Equity method in separate financial statements — In August 2014 the IASB issued an amendment to IAS 27, which allows an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. The IASB clarifies that the changes will help some jurisdictions to register in their separate IFRS financial statements, reducing compliance costs without reducing the information available to investors. The adoption will be required for annual periods beginning from January 1, 2016 with retrospective application. The Group already uses in its individual financial statements the equity method of accounting to record investments in subsidiaries, joint ventures and associates.

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

Accounting for acquisitions of interests in joint operations — In May 2014 the IASB issued an amendment to IFRS 11 - Joint Arrangements, to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business. The adoption of the amendment will be required from January 1, 2016 and the Company is analyzing potential impacts regarding this update on the financial statements.

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Clarification of acceptable methods of depreciation and amortization — In May 2014 the IASB issued an amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, established the pattern of consumption of an asset´s expected future economic benefits as acceptable methods of depreciation and amortization of assets. The IASB clarifies that the use of methods based on revenues to calculate the depreciation of an asset and also to measure the consumption of the economic benefits embodied in an intangible asset, are not appropriate. The adoption of the amendment will be required from January 1, 2016 and the Company is currently analyzing potential impacts regarding this update on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.                            Risk management

The Company considers that an effective risk management is a key objective to support its growth plan, strategic planning and financial flexibility. Therefore, Vale has developed its risk management strategy in order to provide an integrated approach of the risks the company is exposed to. To do that, evaluates not only the impact in the results of the business caused by variables traded in financial markets (market risk) and those arising from liquidity risk, but also the risk from counterparties obligations (credit risk), those relating to inadequate or failed internal processes, people, systems or external events (operational risk), among others.

a)                                     Risk management policy

The Board of Directors established a risk management policy in order to (i) support the Company’s growth plan, strategic planning and Company’s business continuity; (ii) improve its capital structure and asset management of the Group; (iii) ensure adequate degree of flexibility in financial management while maintaining the level of robustness required for investment grade; and (iv) improve corporate governance practices.

The corporate risk management policy determines that Vale should measure and monitor regularly its corporate risk on a consolidated approach in order to guarantee that the overall risk level of the Company remains aligned with the guidelines defined by the Board of Directors and the Executive Board.

The Executive Risk Management Committee, created by the Board of Directors, is responsible for supporting the Executive Board in the risk assessments and for issuing opinion regarding the Company’s risk management. It’s also responsible for the supervision and revision of the principles and instruments of corporate risks management.

The Executive Board is responsible for the approval of the policy deployment into norms, rules and responsibilities and for reporting to the Board of Directors about such procedures.

The risk management norms and instructions complement the corporate risk management policy and define practices, processes, controls, roles and responsibilities in the Company regarding risk management.

The Company may, when necessary, allocate specific risk limits to management activities, including but not limited to, market risk limit, corporate and sovereign credit limit, in accordance with the acceptable corporate risk limit.

b)                                     Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

To mitigate such risk, Vale has a revolving credit facility to assist the short term liquidity management and to enable more efficiency in cash management, being consistent with the strategic focus on cost of capital reduction. The revolving credit facilities available today were acquired from a syndicate of several global commercial banks.

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c)                                      Credit risk management

Vale’s credit risk arises from potential negative impacts in its cash flows due to uncertainty in the ability of counterparties to meet their contractual obligations. To manage that risk, Vale has procedures and processes, such as the controlling of credit limits, the obligation of exposure diversification through several counterparties and the monitoring of the portfolio’s credit risk.

Vale’s counterparties can be divided into three main categories: the customers, responsible by obligations regarding receivables from payment term sales; financial institutions with whom Vale keeps its cash investments or negotiates derivatives transactions; and suppliers of equipment, products and services in the case of payments in advance.

d)                                     Commercial credit risk management

For the commercial credit exposure, which arises from sales to final customers, the risk management department, in accordance with the current delegation level, approves or request the approval of credit risk limits for each counterpart. Besides that, the Executive Board sets annually global commercial credit risk limits for the customer’s portfolio.

The Company attributes an internal credit risk rating for each counterparty using its own quantitative methodology for credit risk analysis, based on three main sources of information: i) Expected Default Frequency (EDF) provided by KMV (Moody’s); ii) credit ratings from the main international credit agencies; iii) costumer’s financial statements for economic and financial evaluation based on financial indicators.

On 31 December 2014, 82% of accounts receivable due to Vale commercial sales had insignificant or low risk, 16% had moderate risk and 2% high risk.

Whenever considered necessary, the quantitative credit risk analysis is complemented by a qualitative analysis which takes into consideration the payment history of that counterparty, its commercial relationship with Vale and the customer’s strategic position in its economic sector, among others variables.

Based on the counterparty’s credit risk or based on Vale´s consolidated credit risk profile, risk mitigation strategies are used to minimize the Company`s credit risk in order to meet the acceptable level of risk approved by the Executive Board. The main credit risk mitigation strategies include non-recourse discount of receivables, insurance instruments, letters of credit, corporate and bank guarantees, mortgages, among others.

The Company has a diversified accounts receivable portfolio from a geographical standpoint, being China, Europe, Brazil and Japan the regions with more significant exposures. According to each region, different guarantees can be used to enhance the credit quality of the receivables.

The Company controls its account receivables portfolio through Credit and Cash Collection committees, in which representatives from risk management, cash collection and commercial departments monitor periodically each counterparty`s exposure. Finally, Vale has an automatic control that blocks additional sales to customers in default with Vale.

e)                                      Treasury credit risk management

The management of exposure arising from cash investments and derivatives instruments is realized through the following procedures: annual approval by the Executive Board of the credit limits by counterparty, controls of portfolio diversification, counterparties` credit spread variations and the treasury portfolio overall credit risk. There’s also a monitoring of all positions, exposure versus limit control and periodic report to the Executive Risk Management Committee.

The calculation of the exposure to a counterparty that has several derivative transactions with Vale it`s considered the sum of exposures of each derivative acquired with this counterparty. The exposure for each derivative is defined as the future value calculated within the life of the derivative, considering the variation of the market risk factors that affect the value of the derivative instrument.

The Company also assesses the creditworthiness of its counterparties in treasury operations following an internal methodology similar to commercial credit risk management that aims to define a default probability for each counterparty.

Depending on the counterparty’s nature (banks, insurance companies, countries or corporations), different inputs will be considered: i) expected default probability given by KMV; ii) CDS (Credit Default Swaps) and bond market spreads; iii) credit ratings defined by the main international rating agencies; iv) financial statements data and indicators analysis.

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f)                                       Market risk management

The Company is exposed to the behavior of several market risk factors that can impact its cash flow. The assessment of this potential impact arising from the volatility of risk factors and their correlations is performed periodically to support the decision making process and the growth strategy of the Company, ensure its financial flexibility and monitor the volatility of future cash flows.

When necessary, market risk mitigation strategies are evaluated and implemented in line with these objectives. Some strategies may incorporate financial instruments, including derivatives. The portfolios of the financial instruments are monitored on a monthly basis, enabling financial results surveillance and its impact on cash flow.

Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed to are:

• Foreign exchange and Interest rates;

• Product prices and input costs.

g)                                     Foreign exchange and interest rate risk

The Company’s cash flow is subjected to volatility of several currencies, once its product prices are predominantly indexed to US dollar, while most of the costs, disbursements and investments are indexed to other currencies, mainly Brazilian real and Canadian dollar.

In order to reduce the potential impact that arises from this currency mismatch, derivatives instruments can be used as a risk mitigation strategy.

In the case of cash flow foreign exchange protection regarding revenues, costs, disbursements and investments, the main risk mitigation strategies used are forwards and swaps.

The Company implemented hedge transactions to protect its cash flow against the market risks that arises from its debt obligations — mainly currency volatility. The hedges cover most of the debts in reais and euros. The Company uses swap transactions to convert debt linked to Brazilian real and Euros into US dollar that have similar - or sometimes shorter - settlement dates than the final maturity of the debt instruments. Their notional amounts are similar to the principal and interest payments, subjected to liquidity market conditions.

Swaps with shorter settlement dates are renegotiated through time so that their final maturity matches - or becomes closer - to the debts` final maturity. At each settlement date, the results of the swap transactions partially offset the impact of the foreign exchange rate in Vale’s obligations, contributing to stabilize the cash disbursements in US dollar.

In the case of debt instruments denominated in Brazilian real, in the event of an appreciation (or depreciation) of the Brazilian Real against the US Dollar, the negative (or positive) impact on Vale`s debt service (interest and/or principal payment) measured in US dollars will be partially offset by the positive (or negative) effect from the swaps, regardless of the US$/R$ exchange rate on the payment date. The same rationale is applicable to debts denominated in other currencies and their respective swaps.

Vale has also exposure to interest rates risks over loans and financings. The US Dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, such debt instruments are indexed to the LIBOR (London Interbank Offer Rate in US dollar). Considering the impact of interest rate volatility on the cash flow, Vale observes the potential natural hedges effects between US Dollar floating rates and commodities prices in the decision process of acquiring financial instruments.

h)                                     Risk of product and input prices

The Company is also exposed to market risks regarding commodities prices and input volatilities. In accordance with risk management policy, risk mitigation strategies involving commodities can be used to adjust the cash flow risk profile and reduce Vale’s cash flow volatility. For this kind of risk mitigation strategy, Vale uses predominantly forwards, futures or zero-cost collars.

i)                                        Operational risk management

The operational risk management is the structured approach that Vale uses to manage uncertainty related to possible inadequate or failure in internal processes, people, systems and external events, in accordance with the principles and guidelines of ISO 31000.

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The main operational risks are periodically monitored, ensuring the effectiveness of prevention / mitigation key controls in operation and execution of the risk treatment strategy (creation of new controls, changes in the risk environment, transfer part of the risk by contracting insurance, provisioning of resources, etc.).

Therefore, the Company seeks to have a clear view of its major risks, of the best cost-benefit mitigation plans and of the controls in place, monitoring the potential impact of operational risk and allocating capital efficiently.

j)                                        Capital management

The Company’s policy aims, to manage its capital, to seek a structure that will ensure the continuity of your business in the long term. Within this perspective, the Company has been able to deliver value to stockholders through dividend payments and capital gain, and at the same time maintain a debt profile suitable for its activities, with an amortization well distributed over the years, on average 9 years, thus avoiding a concentration in one specific period.

k)                                     Insurance

The Company hires several types of insurance, such as operational risks insurance, engineering risks insurance (projects), civil responsibility, life insurance policy for their employees, among others. The coverage of these policies is similar to the ones used in general by the mining industry and is contracted in line with the objectives defined by the Company, with the corporate risk management policy and the limitation imposed by the insurance and reinsurance global market. In general, the company’s assets directly related with its operations are included in the coverage of insurance policies.

Insurance management is performed with the support of existing insurance committees in the various operational areas of the Company. Among the management instruments, Vale uses captive reinsurance companies that allows to contract insurances on a competitive basis as well as direct access to key international markets of insurance and reinsurance.

6.                                      Non-current assets and liabilities held for sale and discontinued operation

Described below are the assets and liabilities held for sale and discontinued operation reclassified during the year:

	Consolidated
	December 31, 2014			December 31, 2013
	Energy (i)	Nacala (i)	Total	General Cargo - Logistic (ii)	Energy (i)	Total
Assets held for sale and discontinued operation
Accounts receivable	—	21	21	330	—	330
Other current assets	—	417	417	634	—	634
Investments	233	—	233	—	186	186
Intangible, net	—	—	—	3,951	—	3,951
Property, plant and equipment, net	1,268	7,730	8,998	2,406	1,315	3,721
Total assets	1,501	8,168	9,669	7,321	1,501	8,822

Liabilities associated with assets held for sale and discontinued operation
Suppliers and contractors	—	143	143	198	—	198
Payroll and related charges	—	—	—	144	—	144
Other current liabilities	—	151	151	262	—	262
Other non-current liabilities	—		—	446	—	446
Total liabilities	—	294	294	1,050	—	1,050
Net assets held for sale and discontinued operation	1,501	7,874	9,375	6,271	1,501	7,772

(i) Assets and liabilities held for sale

(ii) Discontinued operation

a)                                     Assets and liabilities held for sale

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in Nacala, which comprises entities which holds a railroad and port concession under construction located in Mozambique and Malawiand and are related to coal segment.

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The investment in Nacala was funded by Vale through an equity and equity equivalent instrument of R$831, with the remaining balance funded through Vale’s bridge shareholder loans. With the transaction, a new company will be incorporated to which Vale will contribute their investment in Nacala. Mitsui will then contribute to the new company the amount of R$831 in equity instruments and will therefore hold 50% of the participation of the new company. Vale and Mitsui are in negotiations to fund the remaining investment required and to take-out part of Vale´s bridge shareholder loans.

After completion of the transaction, Vale will share control of Nalaca with Mitsui and therefore will not consolidate the assets and liabilities of these entities. The assets were transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follow : (i) to sell 49% of its stake of 9% in Norte Energia S.A. (“Norte Energia”), the company in charge of the construction, operation and exploration of the Belo Monte Hydroelectric facility , and (ii) to create a joint venture named Aliança Geração de Energia S.A. to be established by Vale and CEMIG GT through contribution of  its shares on the following power generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I and II, Aimorés and Candonga. No cash will be disbursed as part of the transaction. Vale and CEMIG GT will hold respectively 55% and 45% and will share control of the new company, which will supply energy to Vale operations, previously guaranteed by its own generation plant, ensured by a long-term contract.

The transaction above has been approved by the Brazilian Electricity Regulatory Agency (“Agência Nacional de Energia Elétrica” or “ANEEL”), but is pending of a minor precedent condition. The conclusion of the transaction is expected to occur in the first quarter of 2015. The assets were transferred to assets held for sale with no impact in the statement of income. Once the transaction is completed, the Company will recognize a gain on sale of assets in the statement of income in the amount of approximately R$518 (based on balance sheet as of December 31, 2014).

b)                                     Discontinued operations

General cargo - Logistic

At the end of 2013, Vale entered to an agreement to dispose of control over its subsidiary VLI S.A. (“VLI”), which aggregates all operations of the general cargo segment. As a consequence, at the beginning of January 1, 2014, the investment in VLI has been accounted as an investment in associate (note 12).

In April 2014, Vale finalized the sale of 35.9% of its stake in VLI capital to Mitsui and to Fundo de Investimento do Fundo de Garantia de Tempo de Serviço (“FGTS”) for the amount of R$2,709, which R$2,000 was settled through a capital contribution directly in VLI.

In August 2014, Vale completed the sale of 26.5% of its stake in VLI to a fund of Brookfield Asset Management Inc. (“Brookfield”) for R$2,000. At the completion of the transaction, Vale now holds 37.6% of VLI’s total stockholder’s equity.

7.                                      Acquisitions and divestitures

The results on divestitures are presented as follow:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Loss on measurement or sales of non-current assets
Sociedad Contractual Minera Tres Valles	—	(508)	—	—	—
Manganese and ferroalloys assets	—	—	(45)	—	—
Coal assets	—	—	(722)	—	—
Araucária Nitrogenados S.A.	—	—	(269)	—	—
Mineral rights - CoW Indonesia (note 30a)	(441)	—		—	—
General cargo	—	—	—	—	(484)
	(441)	(508)	(1,036)	—	(484)
Financial income
Norsk Hydro ASA	—	491	—	—	491
	—	491	—	—	491
Results on sale or disposal of investments from joint ventures and associates
Vale Florestar Fundo de Investimento em Participações	(68)	—	—	(68)	—
Log-in Logística Intermodal S.A.	—	33	—	—	33
Fosbrasil S.A.	—	65	—	—	—
	(68)	98	—	(68)	33

28

•                                          2014

a)                                     Divestitures of Vale Florestar Fundo de Investimento em Participações (“Vale Florestar”)

Vale signed an agreement with a subsidiary of  Suzano Papel e Celulose S.A (“Suzano”), a company that produces eucalyptus pulp, for the sale of its entire stake in Vale Florestar for R$205. The approval of this transaction by the Conselho Administrativo de Defesa Econômica (“CADE”) has been obtained in July, 2014.

A loss on this transaction, of R$68 was recorded in the statement of income as results on sale or disposals of investments from joint ventures and associates.

b)                                     Incorporation of Vale Mina do Azul S.A. (“VMA”)

In December 2014, Vale incorporated its wholly-owned subsidiary VMA, with no impact in the consolidated financial statements.

•                                          2013

c)                                      Divestitures of Norsk Hydro ASA (“Hydro”)

As part of Vale’s strategy of reducing its exposure to non-core assets, in November 2013, the Company sold its Hydro common shares for R$4,218. Since February 2013 when the lock-up period for trading Hydro shares ended, the investment could be traded in the market and therefore the Company started classifying this investment as a financial asset available for sale. As result of this operation, the Company recognized a gain of R$491 in the statement of income as financial income for the year ended as at December 31, 2013, as below:

Hydro
Balance in the date of sale	4,309
Cumulative translation adjustment recycling	(952)
Results on available for sale investments recycling	370
3,727
Amount received	4,218
Gain on sale	491

d)                                     Divestitures of Sociedad Contractual Minera Tres Valles (“Tres Valles”)

In December 2013, the Company sold its total participation in Tres Valles for R$58. This transaction is consistent with Vale´s strategy of focusing on world-class assets, with scale compatible with its existing operations. In this transaction, Vale recognized a loss of R$508 presented in the statement of income as loss on measurement or sale of non-current assets of the year ended as at December 31, 2013. The total loss includes an amount of R$13 transferred from cumulative translation adjustments.

e)                                      Divestitures of Fosbrasil S.A. (“Fosbrasil”)

In December 2013, the Company entered into an agreement to sale its minority participation in the associate Fosbrasil, producer of purified phosphoric acid, for R$105. On this transaction, Vale recognized a gain of R$65 presented in the statement of income as result on sale or disposal of investments from joint ventures and associates for the year ended as at December 31, 2013.

f)                                       Divestitures of Log-In Logística Intermodal S.A. (“Log-in”)

In December 2013, Vale conducted an auction to sell its common shares of Log-in. All the shares were sold by R$233 and the gain of R$33 on this transaction was recorded in the statement of income as result on sale or disposal of investments from associates and joint ventures for the year ended as at December 31, 2013.

•                                          2012

g)                                     Acquisition of additional participation in Belvedere Coal Project

During 2012, the Company completed the purchase option on additional 24.5% participation in the Belvedere Coal Project owned by Aquila Resources Limited in the amount of R$318 (AUD150 million). In 2013, after the approval of the local government, Vale acquired 100% of Belvedere and paid the total amount of R$682 for the wholly owned participation.

29

h)                                     Sales of coal assets

In June 2012, Vale completed the sale of its thermal coal operations in Colombia to CPC S.A.S., an affiliate of Colombian Natural Resources S.A.S. The loss on this transaction, of R$722 was recorded in the income statement as loss on measurement or sales of non-current assets for the year ended as at December 31, 2012.

i)                                        Acquisition of Empreendimentos Brasileiros de Mineração (“EBM”) shares

At 2012, the Company acquired an additional of 10.46% of EBM. As result of the acquisition, Vale increased its share in EBM to 96.7% and recognized R$500 as result from operation with non-controlling interest in stockholders equity.

j)                                        Divestitures of manganese and ferroalloys assets

In October 2012, the Company completed the sale of its manganese and ferroalloys operations in Europe for R$318. On this transactions Vale recognized R$45 presented in statement of income as loss on measurement or sales of non-current assets for the year ended as at December 31, 2012.

k)                                     Divestitures of participation in Vale Oman Pelletizing LLC (“Vale Oman”)

In October 2012, the Company sold 30% of its participation in Vale Oman for R$145. In this transactions, the Company recognized a gain of R$129 result from operation with non-controlling interest in stockholders equity.

l)                                        Divestitures of Araucária Nitrogenados S.A. (“Araucária”)

In December 2012, the Company finalized an agreement with Petróleo Brasileiro S.A. (“Petrobras”) to sell Araucária, an operation for production of basic nitrogen for fertilizer, located in Araucária, in the Brazilian state of Paraná, for the amount of R$478 and recognized a loss of R$269 recorded on loss on measurement or sales of non-current assets in statement of income for the year ended as at December 31, 2012.

8.                                      Cash and cash equivalents

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Cash and bank deposits	5,601	3,649	41	28
Short-term investments	4,954	8,816	644	3,607
	10,555	12,465	685	3,635

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”)  and part denominated in US dollar, mainly time deposits.

9.                                      Accounts receivable

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Ferrous minerals	5,724	10,347	28,809	13,638
Coal	324	295	—	—
Base metals	2,064	2,254	1,790	482
Fertilizers	361	430	18	30
Others	457	242	58	109
	8,930	13,568	30,675	14,259

Provision for doubtful debts	(230)	(208)	(76)	(92)
	8,700	13,360	30,599	14,167

Accounts receivable related to the steel sector represented 77.97% and 79.70%, of total receivables on December 31, 2014 and 2013, respectively, for the consolidated financial statements. In the parent company the steel sector represents on December 31, 2014 and December 31, 2013, 93.98% and 91.77% of the accounts receivable, respectively.

30

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the statement of income as at December 31, 2014, 2013 and 2012 totaled R$34 R$8 and R$45, respectively. The Company recognized write-off as at December 31, 2014, 2013 and 2012 in the amount of R$14, R$34 and R$34, respectively.

Accounts receivable presented by currency are shown in note 22.

10.                               Inventories

Inventories are comprised as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Inventories of products
Bulk Material
Ferrous minerals
Iron ore	2,949	1,513	1,842	1,574
Pellets	498	206	183	162
Manganese and ferroalloys	183	177	51	—
	3,630	1,896	2,076	1,736
Coal	411	746	—	—

Base Metals
Nickel and other products	3,811	3,276	334	351
Copper	70	53	26	23
	3,881	3,329	360	374

Fertilizers
Potash	31	19	—	—
Phosphates	822	734	—	—
Nitrogen	62	45	—	—
	915	798	—	—

Other products	8	15	—	4
Total of inventories of products	8,845	6,784	2,436	2,114

Inventory of consumables	3,111	2,878	1,219	1,173
Total	11,956	9,662	3,655	3,287

As at December 31, 2014 and 2013 the Company had provisions to adjust inventories to market value for nickel in the amount of R$0 and R$28, respectively; manganese in the amount of R$0 and R$2; and coal in the amount of R$757 and R$228, respectively.

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Inventories of products
Balance at beginning of the year	6,784	7,351	7,450	2,114	2,080
Production/acquisition	53,613	42,558	41,076	24,337	19,003
Transfer from inventory of consumables	7,531	8,925	8,264	1,996	3,548
Cost of goods sold	(59,087)	(52,511)	(49,832)	(26,093)	(22,517)
Provision for market value adjustment	(757)	(258)	(78)	—	—
Translation adjustments	761	719	471	82	—
Balance at end of the year	8,845	6,784	7,351	2,436	2,114

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Inventories of consumables
Balance at beginning of the year	2,878	2,969	2,383	1,173	1,203
Acquisition	7,542	8,585	8,723	1,987	3,518
Transfer to inventories of products	(7,531)	(8,925)	(8,264)	(1,996)	(3,548)
Transfer to held for sale	(2)	—	—	—	—
Translation adjustments	224	249	127	55	—
Balance at end of the year	3,111	2,878	2,969	1,219	1,173

31

11.                               Recoverable Taxes

The recoverable taxes, net of provision for losses of tax credits, are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Value-added tax	2,806	2,643	1,189	1,348
Brazilian federal contributions (PIS - COFINS)	2,682	1,594	2,006	1,156
Others	91	129	58	49
Total	5,579	4,366	3,253	2,553

Current	4,515	3,698	2,687	2,295
Non-current	1,064	668	566	258
Total	5,579	4,366	3,253	2,553

12.                               Investments

The changes of investments in subsidiaries, associates and joint ventures are as follow:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Balance at beginning of the year	8,397	13,044	14,984	123,370	121,436
Additions	509	784	892	2,565	5,479
Disposals	—	(229)	(62)	—	(188)
Translation adjustment	189	(50)	1,087	8,302	6,274
Equity results	1,141	999	1,241	(13,026)	(1,996)
Equity on other comprehensive income	(5)	(406)	66	(1,537)	1,104
Dividends declared	(1,959)	(1,649)	(1,162)	(3,095)	(2,519)
Impairment (note 15)	(71)	—	(4,002)	(71)	—
Transfer- Control acquisition	181	—	—	—	—
Transfer to held for sale/ financial instruments - investments (i)	(244)	(4,096)	—	(244)	(6,220)
Transfers from held for sale (ii)	2,840	—	—	2,840	—
Upstream merger (iii)	—	—	—	(396)	—
Others transfers	—	—	—	(80)	—
Balance on ended of the year	10,978	8,397	13,044	118,628	123,370

  (i)      In 2014, the Consolidated transfers to held for sale refers to investments in Vale Florestar R$244 and refers to investments in Hydro R$3,910 and Norte Energia R$186 in 2013, the Parent Company transfers to held for sale refers to investments in Vale Florestar R$244 in 2014 and refers to investments in VLI R$6,034 and Norte Energia R$186 in 2013.

 (ii)     Consolidated transfers from held for sale refers to investments in VLI R$2,840

(iii)    The Upstream merger in 2014 refers to Vale Mina do Azul R$396.

32

Investments (Continued)

			Investments		Equity results				Received dividends
			As of		Year ended as at December 31,
	% ownership	% voting capital	December 31, 2014	December 31, 2013	2014	2013	2012	2014	2013	2012
Companies
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	100.00	100.00	332	321	—	(5)	(7)	—	—	—
Biopalma da Amazônia S.A. (i)	87.70	87.70	646	559	(267)	(219)	(115)	—	—	—
Companhia Portuária da Baía de Sepetiba	100.00	100.00	385	377	349	259	231	341	263	126
Compañia Minera Miski Mayo S.A.C. (i)	40.00	51.00	563	493	10	20	66	—	81	—
Mineração Corumbaense Reunida S.A.	100.00	100.00	1,150	1,306	394	351	266	456	279	93
Minerações Brasileiras Reunidas S.A. (ii)	98.32	98.32	5,201	4,500	225	(211)	224	—	341	258
Potasio Rio Colorado S.A. (i)	100.00	100.00	1,474	1,530	(78)	(5,883)	(31)	—	—	—
Salobo Metais S.A. (i)	100.00	100.00	7,591	7,120	142	(68)	(208)	—	—	—
Tecnored Desenvolvimento Tecnológico S.A. (i) (iv)	100.00	100.00	86	—	(66)	—	—	—	—	—
Vale International Holdings GmbH (ii)	100.00	100.00	7,283	14,026	(4,238)	(126)	(2,254)	—	—	—
Vale Canada Holdings Inc.	100.00	100.00	5,127	1,075	(20)	(16)	(22)	—	—	—
Vale Canada Limited (ii)	100.00	100.00	16,182	19,312	(566)	(1,798)	(2,553)	—	—	—
Vale Colombia Holding Ltd.	100.00	100.00	—	—	—	—	(64)	—	—	—
Vale Fertilizantes S.A.	100.00	100.00	—	—	—	—	(53)	—	—	—
Vale Fertilizantes S.A. (antiga Mineração Naque S.A.) (i) (ii)	100.00	100.00	13,236	13,751	(2,042)	(189)	2,399	—	—	—
Vale International S.A. (ii)	100.00	100.00	20,978	29,347	(8,248)	3,921	1,732	—	—	—
Vale Malaysia Minerals Sdn. Bhd.	100.00	100.00	3,251	2,321	(100)	70	—	—	—	—
Vale Manganês S.A.	100.00	100.00	721	665	57	(22)	(29)	—	—	1
Vale Mina do Azul S.A.	100.00	100.00	—	351	88	163	49	19	—	—
Vale Moçambique S.A.	100.00	100.00	14,480	10,060	(378)	(73)	(257)	—	—	—
Vale Shipping Holding Pte. Ltd.	100.00	100.00	7,432	6,482	528	379	226	—	—	—
VLI S.A. (v)	—	—	—	—	—	279	(159)	—	—	—
Others			1,532	1,377	43	250	21	93	72	96
			107,650	114,973	(14,167)	(2,918)	(538)	909	1,036	574
Joint Ventures
California Steel Industries, Inc.	50.00	50.00	489	425	27	44	29	—	—	19
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	228	213	72	42	50	39	47	40
Companhia Hispano-Brasileira de Pelotização (iii)	50.89	51.00	213	196	60	3	73	25	20	74
Companhia Ítalo-Brasileira de Pelotização (iii)	50.90	51.00	162	145	60	15	16	13	—	36
Companhia Nipo-Brasileira de Pelotização (iii)	51.00	51.11	378	372	152	40	42	114	51	51
Companhia Siderúrgica do Pecém (vi)	50.00	50.00	1,925	1,608	(101)	(24)	(13)	—	—	—
MRS Logística S.A.	47.59	46.75	1,355	1,322	179	222	236	108	149	119
Norte Energia S.A.	4.59	4.59	241	193	(28)	(4)	(5)	—	—	—
Samarco Mineração S.A.	50.00	50.00	533	1,023	884	1,069	1,247	906	1,323	373
Others			96	109	13	(23)	14	1	2	4
			5,620	5,606	1,318	1,384	1,689	1,206	1,592	716
Direct and indirect associate
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	943	835	76	91	113	75	90	107
Mineração Rio Grande do Norte S.A.	40.00	40.00	243	259	17	21	42	21	39	14
Teal Minerals Inc.	50.00	50.00	514	535	(81)	(53)	(9)	—	—	—
Tecnored Desenvolvimento Tecnológico S.A. (i) (iv)	—	—	—	91	(3)	(23)	(42)	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	545	752	(142)	(351)	(327)	—	—	—
VLI S.A. (v)	37.61	37.61	2,945	—	114	—	—	—	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	64	58	1	1	1	—	—	—
Others			104	261	(159)	(67)	(131)	—	—	—
			5,358	2,791	(177)	(381)	(353)	96	129	121
Total of associates and joint ventures			10,978	8,397	1,141	1,003	1,336	1,302	1,721	837

Disposed investments
Logística Intermodal S.A.	—	—	—	—		(4)	(18)	—	—	—
Norsk Hydro ASA				—	—	—	(77)	—	115	95
Sociedad Contractual Minera Tres Valles				—	—	(77)	(95)	—	—	—
				—	—	(81)	(190)	—	115	95
Total			118,628	123,370	(13,026)	(1,996)	608	2,211	2,872	1,506

33

  (i)      Investment balance includes the amounts of advances for future capital increase;

 (ii)     Stockholder’s equity is excluded of other investments presented in the table;

(iii)    Although Vale held majority of the voting capital, the entities are accounted under equity method, due to existing veto rights held by other shareholders prevents consolidation;

(iv)     Consolidated since March 2014;

 (v)      Considering the updated interest after the transaction described in Note 6b); and

(vi)     Pre-operational stage.

Dividends received by the Parent Company during the year ended on December 31, 2014 and December 31, 2013 were R$2,051 and R$2,550, respectively.

Investments (continued)

			December 31, 2014					December 31, 2013
	Location	Principal activity	Assets	Liabilities	Adjusted stockholders equity	Adjusted operating results	Adjusted net income for the year	Adjusted net income for the year
Subsidiaries and affiliates
Direct and indirect subsidiaries
Aços Laminados do Pará S.A.	Brazil	Steel	333	1	332	—	—	(5)
Biopalma da Amazônia S.A.	Brazil	Energy	1,935	1,199	736	(193)	(347)	(313)
Companhia Portuária da Baía de Sepetiba	Brazil	Iron ore	524	139	385	528	349	259
Compañia Minera Miski Mayo S.A.C.	Peru	Fertilizers	1,763	448	1,315	19	23	50
Mineração Corumbaense Reunida S.A.	Brazil	Iron ore and manganese	2,182	1,032	1,150	584	394	351
Minerações Brasileiras Reunidas S.A.	Brazil	Iron ore	7,908	1,722	6,186	373	350	(59)
Potasio Rio Colorado S.A.	Argentina	Fertilizers	1,548	74	1,474	(72)	(78)	(5,883)
Salobo Metais S.A.	Brazil	Copper	9,201	1,610	7,591	350	142	(68)
Tecnored Desenvolvimento Tecnologico S.A.	Brazil	Iron ore	178	92	86	(63)	(66)	(48)
Vale Canada Holdings Inc.	Canada	Holding	32,829	27,702	5,127	(17)	(20)	(16)
Vale Canada Limited	Canada	Nickel	106,872	84,614	22,258	(1,056)	(539)	(1,755)
Vale Fertilizantes S.A. (Antiga Mineração Naque S.A.)	Brazil	Fertilizers	16,991	3,152	13,839	(2,954)	(2,111)	(6,052)
Vale International Holdings GmbH	Austria	Holding and research	93,684	1,277	92,407	779	(14,381)	(1,972)
Vale International S.A.	Switzerland	Trading and Holding	168,545	83,555	84,990	(4,424)	(9,100)	(1,984)
Vale Malaysia Minerals Sdn. Bhd.	Malaysia	Iron ore	3,740	489	3,251	(120)	(100)	70
Vale Manganês S.A.	Brazil	Manganese and Ferroalloys	1,012	291	721	147	57	(22)
Vale Moçambique S.A.	Mozambique	Coal	16,737	2,257	14,480	(15)	(378)	(73)
Vale Shipping Holding Pte. Ltd.	Singapore	Iron ore	8,060	628	7,432	101	528	379

Direct and indirect affiliates
California Steel Industries, Inc.	USA	Steel	2,310	1,332	978	94	52	87
Companhia Coreano-Brasileira de Pelotização	Brazil	Pellets	538	82	456	124	144	83
Companhia Hispano-Brasileira de Pelotização	Brazil	Pellets	479	61	418	151	118	6
Companhia Ítalo-Brasileira de Pelotização	Brazil	Pellets	416	98	318	150	117	30
Companhia Nipo-Brasileira de Pelotização	Brazil	Pellets	859	117	742	289	297	79
Companhia Siderúrgica do Pecém	Brazil	Steel	7,397	3,546	3,851	218	(202)	(47)
Henan Longyu Energy Resources Co., Ltd.	China	Coal	4,338	565	3,773	406	305	360
Mineração Rio Grande do Norte S.A.	Brazil	Bauxite	2,081	1,474	607	195	43	54
MRS Logística S.A.	Brazil	Iron ore	7,178	4,330	2,848	766	376	466
Norte Energia S.A.	Brazil	Energy	22,977	17,711	5,266	(75)	(306)	(42)
Samarco Mineração S.A.	Brazil	Pellets	16,065	14,999	1,066	3,540	1,768	2,139
Teal Minerals (Barbados) Inc.	Zambia	Copper	2,673	1,645	1,028	(120)	(164)	(105)
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	Brazil	Steel	10,646	8,617	2,029	(282)	(529)	(1,307)
VLI S.A.	Brazil	Others	10,932	3,097	7,835	278	303	279
Zhuhai YPM Pellet Co.	China	Pellets	620	365	255	3	4	3

Noncontrolling interests

	Stockholder’s equity		Gain (loss) for the year
	As of		Year ended as at December 31,
	December 31, 2014	December 31, 2013	2014	2013	2012
Biopalma da Amazônia S.A.	91	46	(81)	(94)	(49)
Compañia Mineradora Miski Mayo S.A.C.	753	659	14	30	98
PT Vale Indonesia Tbk	1,955	1,652	156	39	52
Vale Moçambique S.A.	(151)	(89)	(62)	(29)	(20)
Vale Nouvelle Caledonie S.A.S	467	356	(845)	(147)	(437)
Vale Oman Pelletizing LLC	179	158	17	25	—
Others	(107)	993	66	(197)	(145)
	3,187	3,775	(735)	(373)	(501)

34

13.                               Intangible

	Consolidated
	December 31, 2014			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,987	—	9,987	9,698	—	9,698
Finite useful life
Concessions	9,086	(3,210)	5,876	7,259	(2,793)	4,466
Right of use	1,375	(586)	789	769	(175)	594
Software	3,603	(2,141)	1,462	3,033	(1,695)	1,338
	14,064	(5,937)	8,127	11,061	(4,663)	6,398
Total	24,051	(5,937)	18,114	20,759	(4,663)	16,096

	Parent Company
	December 31, 2014			December 31, 2013
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	9,987	—	9,987	9,698	—	9,698

Finite useful life
Concessions	9,086	(3,210)	5,876	7,259	(2,793)	4,466
Right of use	223	(94)	129	223	(89)	134
Software	3,603	(2,141)	1,462	3,033	(1,695)	1,338
	12,912	(5,445)	7,467	10,515	(4,577)	5,938
Total	22,899	(5,445)	17,454	20,213	(4,577)	15,636

Rights of use refers to the usufruct contract entered into with noncontrolling stockholders to use the shares of Empreendimentos Brasileiros de Mineração S.A. (owner of Minerações Brasileiras Reunidas S.A. shares) and intangible assets identified in the business combination of Vale Canada Limited (“Vale Canada”). The amortization of the right of use will expire in 2037 and Vale Canada’s intangible will end in September of 2046. The concessions refer to the agreements with the Brazilian government for the exploration and the development of ports and railways as shown in note 30d.

The table below shows the changes of intangible assets during the year:

	Consolidated
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2012	9,407	7,674	619	1,122	18,822
Addition	—	884	—	509	1,393
Disposals	—	(28)	—	(4)	(32)
Amortization	—	(386)	(57)	(289)	(732)
Translation adjustment	291	1	32	—	324
Net effect of discontinued operation in the year	—	272	—	—	272
Transfers to held for sale	—	(3,951)	—	—	(3,951)
Balance on December 31, 2013	9,698	4,466	594	1,338	16,096
Addition	—	2,005	259	579	2,843
Disposals	—	(17)	—	—	(17)
Transfer	1,304	—	—	—	1,304
Impairment (note 15)	(1,223)	—	—	—	(1,223)
Amortization	—	(578)	(89)	(455)	(1,122)
Translation adjustment	208	—	25	—	233
Balance on December 31, 2014	9,987	5,876	789	1,462	18,114

	Parent Company
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2012	9,407	3,996	139	1,122	14,664
Addition	—	884	—	509	1,393
Disposals	—	(28)	—	(4)	(32)
Amortization	—	(386)	(5)	(289)	(680)
Translation adjustment	291	—	—	—	291
Balance on December 31, 2013	9,698	4,466	134	1,338	15,636
Addition	—	2,005	—	579	2,584
Disposals	—	(17)	—	—	(17)
Transfer	1,304	—	—	—	1,304
Impairment (note 15)	(1,223)	—	—	—	(1,223)
Amortization	—	(578)	(5)	(455)	(1,038)
Translation adjustment	208	—	—	—	208
Balance on December 31, 2014	9,987	5,876	129	1,462	17,454

35

Of the total goodwill, R$5.5836 is allocated to the Nickel CGU which was tested using the Value in use method determined by cash flows based on approved budgets, considering mineral reserves and mineral resources calculated by internal experts, costs and investments based on the best estimate of past performance and approved budgets and sales prices using a range of (21,000 — 23,000 US$/MT). Cash flows used are designed based on the life of each cash-generating unit (consumption of reserve units in the case of minerals) and considering a discount rates range of (7.5% - 8.9%).

14.                               Property, plant and equipment

	Consolidated
	December 31, 2014			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	2,839	—	2,839	2,215	—	2,215
Buildings	37,569	(6,614)	30,955	23,228	(4,992)	18,236
Facilities	41,831	(13,110)	28,721	36,683	(11,061)	25,622
Equipment	38,200	(13,531)	24,669	31,148	(11,459)	19,689
Mineral properties	55,687	(16,033)	39,654	50,608	(12,479)	38,129
Others	39,543	(10,448)	29,095	34,044	(9,402)	24,642
Construction in progress	51,574	—	51,574	62,775	—	62,775
	267,243	(59,736)	207,507	240,701	(49,393)	191,308

	Parent Company
	December 31, 2014			December 31, 2013
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	1,452	—	1,452	1,322	—	1,322
Buildings	15,631	(2,267)	13,364	11,167	(1,718)	9,449
Facilities	22,367	(5,030)	17,337	18,884	(4,534)	14,350
Equipment	11,368	(4,271)	7,097	9,332	(3,691)	5,641
Mineral properties	5,278	(882)	4,396	3,188	(822)	2,366
Others	16,016	(6,196)	9,820	14,316	(5,636)	8,680
Construction in progress	33,855	—	33,855	28,897	—	28,897
	105,967	(18,646)	87,321	87,106	(16,401)	70,705

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on December 31, 2014 and 2013 corresponds to R$179 and R$180, respectively, in consolidated. To the parent company at December 31, 2014 and 2013 corresponds to R$179 and R$147, respectively.

The table below shows the movement of property, plant and equipment during the year:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,381	12,451	24,024	14,863	38,553	23,053	59,130	173,455
Acquisitions (i)	—	—	—	—	—	—	28,120	28,120
Disposals	(3)	(9)	(155)	(33)	(66)	(3)	(436)	(705)
Impairment (note 15)	—	(30)	(390)	—	—	(6)	(4,964)	(5,390)
Depreciation and amortization	—	(629)	(1,995)	(2,446)	(1,937)	(1,890)	—	(8,897)
Translation adjustment	(18)	378	533	266	2,560	3,529	(83)	7,165
Transfers	855	6,160	4,923	7,039	(973)	1,328	(19,332)	—
Net effect of discontinued operation in the year	—	(105)	(1,334)	—	—	(1,912)	(369)	(3,720)
Transfers to held for sale	—	20	16	—	(8)	543	709	1,280
Balance on December 31, 2013	2,215	18,236	25,622	19,689	38,129	24,642	62,775	191,308
Acquisitions (i)	—	—	—	—	—	—	27,107	27,107
Disposals (ii)	(8)	(113)	(24)	(18)	(665)	(70)	(567)	(1,465)
Transfer to non-current assets held for sale	—	—	(27)	(129)	(225)	(6)	(7,344)	(7,731)
Impairment (note 15)	—	1,407	(124)	296	(2,978)	(43)	(44)	(1,486)
Depreciation and amortization	—	(1,053)	(1,945)	(2,413)	(2,576)	(1,994)	—	(9,981)
Translation adjustment	153	(413)	(536)	2,208	5,595	(972)	3,720	9,755
Transfers	479	12,891	5,755	5,036	2,374	7,538	(34,073)	—
Balance on December 31, 2014	2,839	30,955	28,721	24,669	39,654	29,095	51,574	207,507

(i) interest capitalized and ARO included, see cash flow.

(ii) includes the disposal of CoW Indonesia (note 30).

36

	Parent Company
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2012	1,162	4,376	12,300	2,235	3,814	7,271	30,073	61,231
Acquisitions (i)	—	—	—	—	—	—	14,181	14,181
Disposals	—	(3)	(10)	(35)	—	(28)	(644)	(720)
Impairment (note 15)	—	(30)	(390)	—	—	(7)	—	(427)
Depreciation and amortization	—	(216)	(672)	(686)	(289)	(603)	—	(2,466)
Others	160	5,322	4,216	4,127	(1,159)	2,047	(14,713)	—
Transfers to held for sale	—	—	(1,094)	—	—	—	—	(1,094)
Balance on December 31, 2013	1,322	9,449	14,350	5,641	2,366	8,680	28,897	70,705
Acquisitions (i)	—	—	—	—	—	—	15,841	15,841
Internal development	—	52	5	69	70	32	72	300
Disposals	—	(23)	(2)	(21)	—	(10)	(297)	(353)
Impairment (note 15)	—	1,515	84	307	2,362	27	—	4,295
Depreciation and amortization	—	(350)	(904)	(785)	(322)	(1,106)	—	(3,467)
Transfers	130	2,721	3,804	1,886	(80)	2,197	(10,658)	—
Balance on December 31, 2014	1,452	13,364	17,337	7,097	4,396	9,820	33,855	87,321

(i) interest capitalized and ARO included, see cash flow.

15.                               Impairment

According to the accounting policy describe in note 2p, the Company identified evidence of impairment in relation to certain investments, intangible and property, plant and equipment. The following impairment charges and reversals were recorded:

		December 31, 2014
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment (reversals) adjustment
Property, plant and equipment
Coal	Australia assets (i)	1,228	441	787
Fertilizers	Brazilian assets	10,769	9,193	1,576
Nickel	Onça puma operations	2,245	6,540	(4,295)
Nickel	New Caledonia operations	15,071	14,443	628
Iron ore projects	VGB - Vale BSGR Limited	2,794	—	2,794
		32,107	30,617	1,490
Intangible
Fertilizers	Brazilian assets	1,223	—	1,223
		1,223	—	1,223
		33,330	30,617	2,713
Investment
Energy	Vale Soluções em Energia S.A.	71	—	71
		71	—	71

(i) Refers to Integra e Isaac Plains mining complex

		December 31, 2013
Assets	Cash-generating unit	Net carrying amount	Recoverable amount	Impairment adjustment
Fertilizers	PRC	6,489	1,526	4,963
Pellets	Pelletizing asset	527	100	427
		7,016	1,626	5,390

a)                                     Property plant and equipment and intangible

i.                                         Coal

Australian assets

In May 2014, the Company announced that is taking the necessary steps to place its Integra and Isaac Plains mining complex, both in Australia, into care and maintenance since the operation is not economically feasible under current market conditions.  As a consequence, the Company recognized an impairment of R$787.

ii.                                     Fertilizers

Brazilian Assets

In 2014, volatility of fertilizers products prices contributed to a decrease in the recoverable amount of the fertilizers assets.

37

The recoverable amount was determined by using discounted cash flow projections based on financial budgets approved by management over the life of the mine.

Management calculated the impairment using commodities prices based on market studies and a discount rate of 7.5%.

PRC

In 2013, the Company suspended the implementation of the Rio Colorado project in Argentina (“PRC”). The company will continue honoring its commitments related to the concessions and reviewing alternatives to enhance the project outcome in order to determine prospects for future project development.

In the fourth quarter of 2013, the Company concluded its analyses in relation to the PRC investment and used its best estimate, to determine the recoverable amount, in determining the “fair value less cost to sell” for purposes of the impairment charge. As a result the Company recognized an impairment charge of R$4.963.

iii.                                 Nickel

Onça Puma operations

In 2012, due to incidents in both furnaces at Onça Puma, which resulted in a fifteen month stoppage of the operation, the Company recognized an impairment of R$ 5,769. After the rebuild of one of the furnaces, operations resumed towards the end of 2013 and have now operated normally for more than one year.  Accordingly, the Company reviewed and updated the recoverable amount of the operations, which resulted in the recognition of a partial recovery of the impairment charged in 2012. The amount recovered in 2014 was R$4,295. For the test the Company used a price range (21,000 — 23,000 US$/MT) and a discount rate of 7.5%.

New Caledonia operations

The operations of New Caledonia have experienced a number of challenges and incidents during the ramp-up period which has lead the Company to adopt a more conservative production ramp up curve that has resulted in the Company conducting an impairment test on the asset.

The recoverable amount was determined using discounted cash flow projections based on financial budgets approved by management over the life of the mine.

Management calculated the impairment using a commodity price range of (21,000 — 23,000 US$/MT) and a discount rate of 7.79%.

As a result of the updated calculations an impairment charge of R$628 was recorded in 2014.

iv.                                  Pellets

Pelletizing assets

The Company analyzed the temporary stoppage of pelletizing plants in Brazil and the uncertainty resumption of operations resulted in the revaluations of these assets with the respective impairment.

v.                                      Iron ore projects

VGB - Vale BSGR Limited

Vale’s 51%-owned subsidiary VBG-Vale BSGR Limited (“VBG”) holds iron ore concession rights in Simandou South (Zogota) and iron ore exploration permits in Simandou North (Blocks 1 & 2) in Guinea. On April 25, 2014 the government of Guinea revoked VBG’S mining concessions, based on the recommendation of a technical committee established pursuant to Guinean legislation. The decision is based on the allegations of fraudulent conduct in connection with the acquisition of licenses by BSGR (Vale´s current partner in VBG) more than one year before Vale had made any investment in VBG. The decision does not indicate any involvement by Vale and therefore does not prohibit Vale to participate in any reallocation of the mining titles.

Vale is actively considering its legal rights towards the Guinean Government and its partner at VBG and addressing options to guarantee the value of both the investments made in Guinea project development as well as the initial investment made in the VBG.  Considering the uncertainties in this process the Company recognized an impairment of the total amount invested in the project.

38

b)                                     Investment

i.                                         Energy

Based on changes in the Company´s strategy, which have affected the recoverable amount of this investment, Vale recognized an impairment.

16.                               Loans and financing

a)                                     Total debt

	Consolidated		Parent Company
	Current Liabilities
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Debt contracts in the international markets
Floating rates in:
US dollars	950	783	670	536
Others currencies	—	4		—
Fixed rates in:
US dollars	183	28	159	—
Accrued charges	887	820	338	312
	2,020	1,635	1,167	848
Debt contracts in Brazil
Floating rates in:
Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	785	1,756	734	1,603
Basket of currencies and US dollars indexed to LIBOR	561	411	554	405
Fixed rates in:
Reais	128	111	123	106
US dollars	—	14	—	14
Accrued charges	274	231	275	205
	1,748	2,523	1,686	2,333
	3,768	4,158	2,853	3,181

	Consolidated		Parent Company
	Non-current Liabilities
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Debt contracts in the international markets
Floating rates in:
US dollars	13,531	10,921	11,721	8,930
Others currencies	7	6	—	—
Fixed rates in:
US dollars	35,166	32,347	3,984	3,514
Euro	4,841	4,840	4,841	4,840
	53,545	48,114	20,546	17,284
Debt contracts in Brazil
Floating rates in:
Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	14,617	12,584	13,511	11,529
Basket of currencies and US dollars indexed to LIBOR	3,623	3,198	3,609	3,180
Fixed rates in:
Reais	964	737	876	717
US dollars	—	186	—	186
	19,204	16,705	17,996	15,612
	72,749	64,819	38,542	32,896

39

Below are the payments flows futures of debt (principal and interest), per nature of funding.

	Consolidated					Parent Company
	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest(ii)	Debt principal (i)
2015	253	—	2,354	2,607	4,045	2,240
2016	94	2,526	2,578	5,198	4,037	2,296
2017	493	3,219	2,779	6,491	3,809	2,467
2018	5,016	2,420	3,108	10,544	3,527	10,143
2019	1,356	2,656	3,540	7,552	2,983	4,545
2020	908	2,973	2,287	6,168	2,654	3,343
Between 2021 and 2025	3,197	8,997	5,666	17,860	8,720	11,138
2026 onwards	1,107	17,270	559	18,936	15,475	4,610
	12,424	40,061	22,871	75,356	45,250	40,782

(i)        Does not include accrued charges.

(ii)     Consists of estimated future payments of interest on our loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on loans, financings and debentures will be made on their scheduled payments dates. This amount compound of the estimated values of future payments not still recognized, in addition to amounts accrued interest already recognized in the financial statements.

At December 31, 2014, the average annual interest rates by currency on the debt are as follows:

	Consolidated		Parent Company
	Average interest rate (i)	Debt	Average interest rate	Debt
Loans and financing in US dollars	4.54%	53,957	2.68%	20,863
Loans and financing in Reais (ii)	9.55%	16,750	9.39%	15,497
Loans and financing in Euros (iii)	4.06%	5,036	4.06%	5,035
Loans and financing in others currencies	6.24%	774	—	—
		76,517		41,395

(i)                  In order to determine the average interest rate for debt contracts with floating rates, Vale used the last renegotiated rate at December 31, 2014.

(ii)               Brazilian Real denominated debt that bears interest at IPCA, CDI and TJLP, plus spread. For a total of US$ 13,818 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in Brazilian Real, resulting in an average cost of 2.38% per year in US dollars.

(iii)            Eurobonds, for which the Company entered into derivatives to mitigate our exposure to the cash flow variations of the debt denominated in Euros, resulting in an average cost of 4.42% per year in US dollars.

b)                                     Credit lines

						Amounts drawn on
Type	Contractual Currency	Date of agreement		Available until	Total amount	December 31, 2014	December 31, 2013
Revolving Credit Lines
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	April 2011		5 years	7,969	—	—
Revolving Credit Facility - Vale/ Vale International/ Vale Canada	US$	July 2011		5 years	5,312	—	—
Export-Import Bank of China e Bank of China Limited	US$	September 2010	(i)	13 years	3,264	2,820	2,617
BNDES	R$	April 2008	(ii)	10 years	7,300	4,864	4,626
Financing
BNDES - CLN 150	R$	September 2012	(iii)	10 years	3,883	3,339	3,079
BNDES - Investment Sustaining Program 3.0%	R$	June 2013	(iv)	10 years	109	109	87
BNDES - Tecnored 3.5%	R$	December 2013	(v)	8 years	136	74	—
BNDES - S11D e S11D Logística	R$	May 2014	(vi)	10 years	6,164	1,866	—
Canadian Agency Export Development	US$	January 2014	(vii)	5 and 7 years	2,058	2,058	—

(i)                          Acquisition of twelve large ore carriers from chinese shipyards.

(ii)                      Memorandum of understanding signature date, however projects financing term is considered from the signature date of each projects contract amendment.

(iii)                  Capacitação Logística Norte 150 Project (“CLN 150”).

(iv)                   Acquisition of domestic equipment.

(v)                       Support to Tecnored’s investment plan from 2013 to 2015.

(vi)                   Iron ore project S11D and S11D Logistica implementation.

(vii)               General corporate purpose.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation among the year.

40

c)                                      Guarantees

As at December 31, 2014 and 2013, our financing and loans, in the amount of R$3,485 and R$3,410, respectively, was secured by property, plant and equipment and receivables.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited, are all fully and unconditionally guaranteed by Vale.

d)                                     Covenants

The main covenants of the Company require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as of December 31, 2014 and 2013.

17.                               Asset retirement obligations

The Company applies judgments and assumptions when measuring its obligations related to its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

Long term interest rate used to discount these obligations to present values and to update the provisions on December 31, 2014 was of 5.51% p.a. (6.39% — 2013) on Brazil, of 2.05% p.a. (3.23% — 2013) on Canada and between 1.61% - 8.81% p.a. for the others localities. The liability is periodically updated based on this discount rate plus the inflation index for the year of each locality.

Changes in the provision for asset retirement obligation are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Balance at beginning of the year	6,194	5,615	1,946	1,625
Increase expense	465	414	201	174
Incorporation	—	—	98	—
Settlement in the current year	(100)	(90)	(23)	(35)
Revisions in estimated cash flows	2,217	102	973	182
Translation adjustments	173	162	—	—
Transfer held for sale	—	(9)	—	—
Balance at end of the year	8,949	6,194	3,195	1,946

Current	361	225	89	90
Non-current	8,588	5,969	3,106	1,856
	8,949	6,194	3,195	1,946

41

18.                               Litigation

a)                                     Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both at administrative and court levels.  When applicable, these lawsuits are supported by judicial deposits. Provisions for losses resulting from these processes are estimated and updated by the Company, supported by legal advice of the legal board of the Company and by its legal consultants.

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	2,039	575	1,534	70	4,218
Additions	45,226	186	567	14	45,993
Reversals	(23,422)	(144)	(403)	(28)	(23,997)
Payments	(6,738)	(371)	(143)	(1)	(7,253)
Indexation and interest	(40)	281	146	9	396
Transfer to income taxes - settlement program	(16,345)	—	—	—	(16,345)
Translation adjustments	53	(2)	—	—	51
Net changes of the year	—	(8)	6	—	(2)
Transfer to held for sale	(2)	(19)	(54)	3	(72)
Balance on December 31, 2013	771	498	1,653	67	2,989
Additions	237	98	558	77	970
Reversals	44	(247)	(318)	(32)	(553)
Payments	(94)	(46)	(111)	—	(251)
Indexation and interest	97	1	98	12	208
Translation adjustments	33	7	(4)	6	42
Balance on December 31, 2014	1,088	311	1,876	130	3,405

	Parent Company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2012	1,213	247	1,364	43	2,867
Additions	44,377	147	434	9	44,967
Reversals	(23,023)	(75)	(339)	(26)	(23,463)
Payments	(6,459)	(115)	(97)	—	(6,671)
Monetary adjustment	181	17	110	9	317
Transfer to income taxes - settlement program	(16,009)	—	—	—	(16,009)
Balance on December 31, 2013	280	221	1,472	35	2,008
Additions	217	183	578	72	1,050
Reversals	(23)	(207)	(304)	(32)	(566)
Payments	(79)	(42)	(100)	7	(214)
Monetary adjustment / Translation adjustments	41	31	86	12	170
Balance on December 31, 2014	436	186	1,732	94	2,448

Provisions for tax litigation - the nature of tax contingencies balances refer to discussions on the basis of calculations made for the Financial Compensation for Exploiting Mineral Resources (“CFEM”) as well as denials of compensation claims of credits in the settlement of federal taxes in Brazil, and mining taxes at the foreign subsidiaries. The other causes refer to the charges of Additional Port Workers Compensation (“AITP”) and questioning about the location for the purpose of assessment of Service Tax (“ISS”).

Provisions for civil litigation - relates to demands concerning contracts between Vale and unrelated service suppliers companies, concerning differences in amounts due to alleged losses that have occurred due to various economic plans, while other demands are related to accidents, actions damages and other demands.

Provisions for labor and social security litigation - consist of lawsuits filed by employees and service suppliers, related to employment relationships. The most recurring claims are related to payment of overtime, hours in itinerary, and health and safety. The social security (“INSS”) contingencies are related to legal and administrative disputes between INSS and Vale due to applicability of compulsory social security charges.

42

b)                                     Contingent liabilities

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and has determinate that there is no need to recognize a provision, based on a legal support.

These possible contingent liabilities are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Tax litigations	16,187	8,877	13,084	4,842
Civil litigations	3,734	2,855	2,962	2,701
Labor litigations	5,194	5,320	4,491	3,579
Environmental litigations	2,981	3,146	2,881	3,135
Total	28,096	20,198	23,418	14,257

The categories of contingent liabilities in the table above, include the following:

Tax litigation - the most significant claims relate to pending challenges by the Brazilian federal tax authority concerning the deductibility of Brazilian social contribution payments for income tax purposes (approximately R$5,314) and demands by Brazilian state tax authorities for additional payments of the value-added tax on services and circulation of goods (“ICMS”) in relation to the use of ICMS credits from sales and energy transmission.

Civil litigation - most of these claim have been filed by suppliers for indemnification under construction contracts, primarily relating to certain alleged damages, payments and contractual penalties. A number of other claims involve disputed contractual terms for inflation indexation.

Labor litigation - these claims represent a very large number of individual claims by (i) employees and service providers, primarily involving demands for additional compensation for overtime work, time spent commuting or health and safety conditions; and (ii) the Brazilian federal social security administration (“INSS”) regarding contributions on compensation programs based on profits.

Environmental litigation - the most significant claims concern alleged procedural deficiencies in licensing processes, non-compliance with existing environmental licenses or damage to the environment.

c)                                      Judicial deposits

In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs, in case of a non-favorable decision to Vale.

Judicial deposits are as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Tax litigations	940	1,014	664	590
Civil litigations	333	411	115	359
Labor litigations	2,096	2,039	1,942	1,913
Environmental litigations	1	27	—	26
Total	3,370	3,491	2,721	2,888

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19.                               Income taxes settlement program (“REFIS”)

In November 2013 the Company elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

The total obligation for REFIS was R$16.3 billion, including the upfront payments and the first installment of R$6 billion in 2013 and during 2014, R$1,161 related to twelve monthly installments. On December 31, 2014, the balance of R$16,785 (R$1,213 in current and R$15,572 in non-current) is due in 166 monthly installments, bearing interest at the SELIC rate.

The effects of the statement of income as at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Financial expense
Initial recognition of interest/fines	—	(27,916)
SELIC Rate charge on REFIS	(1,603)	21,877
Net increase on financial expenses	(1,603)	(6,039)

Income tax expense
Recognition of obligation	—	(17,084)
Tax effect of deductibility of interest/fines	545	6,516
Other effects	—	1,793
	545	(8,775)
Amount related to discontinued operation	—	(496)
Net effect on income tax expense - continued operations	545	(9,271)
Total effect on Statement of Income	(1,058)	(15,310)

20.                               Income taxes

The Company analyzes the potential tax impact associated with undistributed earnings of each of its subsidiaries and affiliates. As described in note 19, the Company in 2013 entered into the Brazilian REFIS program to pay the amounts related to the collection of income taxes on equity earning of foreign subsidiaries and affiliates from 2003 to 2012 and therefore, the repatriation of these earnings would have no Brazilian tax consequences.

The Law 12,973, 2014 brings changes in taxation of Brazilian companies on profits and income earned abroad through direct and indirect subsidiaries with effect from of the year 2015. As a rule, the new Brazilian tax legislation is intended tax on an accrual basis the profits earned by the direct and indirect subsidiaries in accordance with local practices and on a cash basis the profits of associated companies, being accepted the tax credit when it is paid abroad. Since met certain conditions of the law, is expected option to: (1) the consolidation of income (profit and loss) of direct and indirect subsidiaries eligible by the year 2022; (2) the payment within eight years of the tax generated by the taxation of profits of eligible companies.

The net deferred balances were as follows:

	Consolidated		Parent Company
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Taxes losses carryfoward	4,348	4,809	375	728
Temporary differences:
Pension plan	1,783	1,505	311	174
Provision for litigation	970	800	832	683
Provision for losses of assets	2,489	2,255	1,513	1,284
Fair value of financial instruments	3,563	2,517	3,059	2,517
Allocated goodwill	(12,831)	(11,184)	—	—
Impairment	1,946	2,863	995	2,729
Others	(582)	(531)	(655)	(697)
	(2,662)	(1,775)	6,055	6,690
Total	1,686	3,034	6,430	7,418

Assets	10,560	10,596	6,430	7,418
Liabilities	(8,874)	(7,562)	—	—
	1,686	3,034	6,430	7,418

44

	Consolidated
	Assets	Liabilities	Total
Balance on December 31, 2012	8,282	7,001	1,281
Net income effect	1,731	(388)	2,119
Translation adjustment	249	646	(397)
Constitution/reversal for loss of tax losses	429	—	429
Other comprehensive income	(95)	495	(590)
Net movements of discontinued operation	652	(7)	659
Transfer to held for sale	(652)	(185)	(467)
Balance on December 31, 2013	10,596	7,562	3,034
Net income effect	(52)	196	(248)
Transfers	154	1,304	(1,150)
Translation adjustment	147	295	(148)
Transfer between assets and liabilities	(374)	(374)	—
Other comprehensive income	89	(109)	198
Balance on December 31, 2014	10,560	8,874	1,686

Parent Company
Assets
Balance on December 31, 2012	5,706
Net income effect	1,079
Constitution/reversal for loss of tax losses	728
Other comprehensive income	(95)
Balance on December 31, 2013	7,418
Net income effect	(1,089)
Incorporation	12
Other comprehensive income	89
Balance on December 31, 2014	6,430

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

The income tax in Brazil comprised the taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Net income before income taxes	2,819	14,995	6,929	3,387	15,403
Income taxes at statutory rates - 34%	(958)	(5,098)	(2,356)	(1,152)	(5,237)
Adjustments that affect the basis of taxes:
Income taxes benefit from interest on stockholders’ equity	2,634	2,688	2,601	2,634	2,688
Tax incentives	209	—	393	206	—
Results of overseas companies taxed by different rates which differs from the parent company rate	(2,867)	408	234	—	—
Income taxes statement program - REFIS (note 19)	—	(11,345)	—	—	(10,982)
Constitution/Reversal for tax loss carryfoward	(410)	387	(445)	—	—
Reversal of deferred tax	—	—	2,533	—	—
Results of equity investments	388	373	422	(4,429)	(668)
Undeductible - impairment	(1,119)	(1,687)	(747)	—	—
Other (i)	(477)	(975)	(40)	308	(1,089)
Income taxes on the profit for the year	(2,600)	(15,249)	2,595	(2,433)	(15,288)

(i)        Include mainly provisional tax on export sale.

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•                                          Tax incentives

In Brazil, Vale has a tax incentive for the partial reduction of income tax due to the amount equivalent to the portion allocated by tax law to transactions in the north and northeast regions with iron, pellets, railroad, manganese, copper, nickel and potash. The incentive is calculated based on the tax profit of the activity (called operating income), takes into consideration the allocation of operating profit by incentive production levels during the periods specified for each product as grantees, and generally, for 10 years and in the case of the Company it does not expire until 2023. An amount equal to that obtained with the tax saving must be appropriated in a retained earnings reserve account in Stockholders’ equity, and may not be distributed as dividends to stockholders.

Vale benefits from the allocation of part of income tax due to be reinvested in the purchase of equipment, subject to subsequent approval by the regulatory agency in the incentive area of Superintendence for the Development of Amazonia (SUDAM) and the Superintendence for the Development of Northeast (SUDENE). When the reinvestment approved, the tax benefit is also appropriate in retained earnings reserve, which restricts the distribution as dividends to stockholders.

Vale also has tax incentives related to the production of nickel and cobalt from Vale Nouvelle Caledonie SAS (VNC). These incentives include the exemption of income tax during the construction phase of the project, and also for a period of 15 years beginning in the first year of commercial production, as defined by applicable law, followed by a 5 year 50% exemption of income tax. VNC is subject to a branch profit tax on its profits (after deducting available tax losses) starting in the first year that commercial production is reached, as defined by applicable law. To date, there has been no net taxable income realized in VNC.

In Mozambique, the tax incentives applicable to Vale Mozambique SA for the Moatize Coal Mine Project include a 25% reduction of rate for five years counting from the first year the company has taxable profits. Vale also received tax incentives for projects in Oman and Malaysia.

Vale is subject to the revision of income tax by local tax authorities for up to five years in companies operating in Brazil, ten years for operations in Indonesia and up to seven years for companies with operations in Canada.

21.                               Employee benefits obligations

a)                                     Employee postretirements obligations

In Brazil, the management of the pension plans of the Company is the responsibility of the Fundação Vale do Rio Doce de Seguridade Social (“Valia”) a nonprofit private entity with administrative and financial autonomy. The Brazilian plans are as follows:

Benefit plan Vale Mais (“Vale Mais”) and benefit plan Valiaprev (“Valiaprev”)

Certain of the Company’s employees are participants in plan (Vale Mais e Valiaprev) with components of defined benefit (specific coverage for death, pensions and disability allowances) and components of defined contributions (for programmable benefits). The defined benefits plan is subject to actuarial evaluations. The defined contribution plan represents a fixed amount held on behalf of the participants. Both Vale Mais and Valiaprev were overfunded as at December 31, 2014 and 2013.

Defined benefit plan (“Plano BD”)

The Company also sponsors a pension plan with defined benefit characteristics, covering almost exclusively retirees and their beneficiaries. Currently the plan does not accept new participants, was overfunded as at December 31, 2014 and 2013 and contributions by the Company are not significant.

Abono complementação

The Company sponsors a specific group of former employees entitled to receive additional benefits from Valia normal payments plus post-retirement benefit that covers medical, dental and pharmaceutical assistance. The abono complementação benefit was overfunded as at December 31, 2014 and 2013.

46

Other benefits

The Company sponsors medical plans for employees that meet specific criteria and for employees who use the abono complementação benefit. Although those benefits are not specific retirement plans, actuarial calculations are used to calculate future commitments. As those benefits are related to health care plans they have the nature of underfunded benefits, and are presented as underfunded plans as at December 31, 2014 and 2013.

The Foreign plans are managed in accordance with the region and centralized in Vale Canada Limited. They are divided between plans in Canada, United Kingdom, Indonesia, New Caledonia, Japan and Taiwan. Pension plans in Canada are composed of a defined benefit and defined contribution component and are the most relevant. Currently the defined benefit plans in other regions do not allow new memberships. Plans abroad are underfunded as at December 31, 2014 and 2013.

Employers’ disclosure about pensions and other post-retirement benefits on the status of the defined benefit elements of all plans is provided as follows.

i. Change in benefit obligation

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Benefit obligation as at December 31, 2012	7,290	14,623	4,179	7,290	4,127	652
Service costs	106	210	91	106	—	—
Interest costs	995	475	282	995	—	55
Benefits paid	(674)	(722)	(163)	(674)	—	(52)
Participant contributions	3	1	(35)	3	—	—
Transfers	4,127	(4,121)	—	4,127	(4,127)	—
Early settlement in the plan	—	(240)	(31)	—	—	—
Effects of change in actuarial assumptions	(2,290)	(582)	(538)	(2,290)	—	(139)
Effect of business combinations	—	5	—	—	—	—
Translation adjustment	—	671	181	—	—	—
Benefit obligation as at December 31, 2013	9,557	10,320	3,966	9,557	—	516
Service Costs	68	225	55	68	—	—
Interest Costs	1,116	549	194	1,116	—	59
Benefits paid	(769)	(755)	(174)	(769)	—	(59)
Participant contributions	3	1	—	3	—	—
Plan settlements	—	—	—	—	—	—
Effects of change in actuarials assumptions	(73)	1,070	(189)	(73)	—	16
Effect of business combinations	—	—	—	—	—	—
Translation adjustment	—	599	129	—	—	—
Benefit obligation as at December 31, 2014	9,902	12,009	3,981	9,902	—	532

ii.                                     Evolution of the fair value of assets

	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Fair value of plan assets as at December 31, 2012	9,015	11,619	2	9,015	3,813	—
Interest income	1,131	363	—	1,131	—	—
Employer contributions	304	411	163	304	—	52
Participant contributions	3	1	—	3	—	—
Transfers	3,813	(3,813)	—	3,813	(3,813)	—
Benefits paid	(674)	(722)	(163)	(674)	—	(52)
Administrative expenses	—	(11)	—	—	—	—
Return on plan assets (excluding interest income)	(1,245)	684	—	(1,245)	—	—
Early settlement in the plan	—	(197)	—	—	—	—
Translation adjustment	—	576	(2)	—	—	—
Fair value of plan assets as at December 31, 2013	12,347	8,911	—	12,347	—	—
Interest income	1,471	474	—	1,471	—	—
Employer contributions	310	387	174	310	—	59
Participant contributions	3	1	—	3	—	—
Benefits paid	(769)	(755)	(174)	(769)	—	(59)
Return on plan assets (excluding interest income)	(5)	398	—	(5)	—	—
Translation adjustment	—	456	—	—	—	—
Fair value of plan assets as at December 31, 2014	13,357	9,872	—	13,357	—	—

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iii.                                 Reconciliation of assets and liabilities in balance sheet

	Plans in Brazil
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	2,790	—	—	1,725	—	—
Interest income	335	—	—	154	—	—
Changes in asset ceiling/ onerous liability	330	—	—	911	—	—
Ended of the year	3,455	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,902)	(1,028)	(654)	(9,557)	(1,032)	(646)
Fair value of assets	13,357	928	—	12,347	990	—
Effect of the asset ceiling	(3,455)	—	—	(2,790)	—	—
Assets (liabilities) provisioned	—	(100)	(654)	—	(42)	(646)

Current liabilities	—	—	(66)	—	—	(52)
Non-current liabilities	—	(100)	(588)	—	(42)	(594)
Assets (liabilities) provisioned	—	(100)	(654)	—	(42)	(646)

	Foreign plan
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability

Amount recognized in the balance sheet
Present value of actuarial liabilities	—	(10,981)	(3,327)	—	(9,288)	(3,320)
Fair value of assets	—	8,944	—	—	7,921	—
Assets (liabilities) provisioned	—	(2,037)	(3,327)	—	(1,367)	(3,320)

Current liabilities	—	(42)	(69)	—	(22)	(153)
Non-current liabilities	—	(1,995)	(3,258)	—	(1,345)	(3,167)
Assets (liabilities) provisioned	—	(2,037)	(3,327)	—	(1,367)	(3,320)

	Total
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	2,790	—	—	1,725	—	—
Interest income	335	—	—	154	—	—
Changes in asset ceiling/ onerous liability	330	—	—	911	—	—
Ended of the year	3,455	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,902)	(12,009)	(3,981)	(9,557)	(10,320)	(3,966)
Fair value of assets	13,357	9,872	—	12,347	8,911	—
Effect of the asset ceiling	(3,455)	—	—	(2,790)	—	—
Assets (liabilities) provisioned	—	(2,137)	(3,981)	—	(1,409)	(3,966)

Current liabilities	—	(42)	(135)	—	(22)	(205)
Non-current liabilities	—	(2,095)	(3,846)	—	(1,387)	(3,761)
Assets (liabilities) provisioned	—	(2,137)	(3,981)	—	(1,409)	(3,966)

	Parent Company
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) / onerous liability
Beginning of the year	2,790	—	—	1,725	—	—
Interest income	335	—	—	154	—	—
Changes in asset ceiling/ onerous liability	330	—	—	911	—	—
Ended of the year	3,455	—	—	2,790	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(9,902)	—	(532)	(9,557)	—	(516)
Fair value of assets	13,357	—	—	12,347	—	—
Effect of the asset ceiling	(3,455)	—	—	(2,790)	—	—
Assets (liabilities) provisioned	—	—	(532)	—	—	(516)

Current liabilities	—	—	(66)	—	—	(52)
Non-current liabilities	—	—	(466)	—	—	(464)
Assets (liabilities) provisioned	—	—	(532)	—	—	(516)

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iv.                                  Costs recognized in the income statements

	Consolidated
	Year ended as at December 31,
	2014			2013			2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	68	225	55	106	210	91	—	223	70
Interest on expense on liabilities	1,116	549	194	995	475	282	603	800	200
Interest income on plan assets	(1,471)	(474)	—	(1,131)	(363)	—	(916)	(749)	—
Effect of the asset ceiling	335	—	—	154	—	—	313	23	—
Total costs, net	48	300	249	124	322	373	—	297	270

	Parent Company
	Year ended as at December 31,
	2014			2103
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	68	—	—	106	—	—
Interest on expense on liabilities	1,116	—	59	995	—	55
Interest income on plan assets	(1,471)	—	—	(1,131)	—	—
Effect of the asset ceiling	335	—	—	154	—	—
Total costs, net	48	—	59	124	—	55

v.                                      Costs recognized in the statement of comprehensive income for the year

	Consolidated
	Year ended as at December 31,
	2014			2013			2012
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the year	(219)	(926)	(460)	(7)	(1,970)	(778)	(7)	(988)	(337)
Effect of changes acturials assumptions	73	(1,070)	189	2,290	574	537	(1,338)	(2,193)	(588)
Return on plan assets (excluding interest income)	(5)	398	—	(1,245)	731	—	(154)	805	—
Change of asset ceiling / costly liabilities (excluding interest income)	(312)	—	—	(911)	—	—	1,492	162	—
Others	—	66	—	—	—	—	—	—	—
	(244)	(606)	189	134	1,305	537	—	(1,226)	(588)
Income tax	83	159	(38)	(42)	(410)	(162)	—	357	176
Others comprehensive income	(161)	(447)	151	92	895	375	—	(869)	(412)
Conversion of Effect	—	(174)	(25)	—	(163)	(55)	—	(113)	(29)
Transfers/ low	—	32	(16)	(304)	312	(2)	—	—	—
Others comprehensive income	(380)	(1,515)	(350)	(219)	(926)	(460)	(7)	(1,970)	(778)

	Parent Company
	Year ended as at December 31,
	2014			2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Beginning of the year	(219)	7	(109)	(7)	(297)	(201)
Effect of changes acturials assumptions	73	—	(17)	2,290	—	139
Return on plan assets (excluding interest income)	(5)	—	—	(1,245)	—	—
Change of asset ceiling / costly liabilities (excluding interest income)	(312)	—	—	(911)	—	—
	(244)	—	(17)	134	—	139
Income tax	83	—	6	(42)	—	(47)
Others comprehensive income	(161)	—	(11)	92	—	92
Conversion of effect	—	—	—	—	—	—
Transfers/ low	—	—	—	(304)	304	—
Accumulated other comprehensive income	(380)	7	(120)	(219)	7	(109)

49

vi.                                  Risks related to plans

The Administrators of the plans have committed to strategic planning to strengthen internal controls and risk management. This commitment is archive by conducting audits of internal controls, which aim to mitigate operational risks in routine management of market risk and credit activities.

Risks are presented as follow:

Legal - Lawsuits: issuing periodic reports to internal audit and directors contemplating the analysis of lawyers about the possibility of loss (remote, probable or possible), aiming to support the administrative decision regarding provisioning.

Contracts, tax and decision-making process: previous legal analysis through technical advice.

Analysis and ongoing monitoring of developments in the legal scenario and its dissemination within the institution in order to subsidize the administrative plans, considered the impact of regulatory changes.

Actuarial - The annual actuarial valuation of the benefit plans comprises the assessment of costs, revenues and adequacy of plan funding. It also considered the monitoring of biometric, economic and financial assumptions (asset volatility, changes in interest rates, inflation, life expectancy, salaries and other).

Market - Profitability projections are performed for the various plans and profiles of investments for 10 years in the management study of assets and liabilities. These projections include the risks of investments in various market segments. Furthermore, the risks for short-term market of the plans are monitored monthly through metrics of VaR (Value at Risk) and stress testing. For exclusive investment funds of Valia, the market risk is measured daily by the custodian asset bank.

Credit - Assessment of the credit quality of issuers by hiring expert consultants to evaluate financial institutions and internal assessment of payment ability of non-financial companies. For assets of non-financial companies is conducted a monitoring of the company until the maturity of the security.

vii.                              Actuarial and economic assumptions and sensitivity analysis

All calculations involve future actuarial projections about some parameters, such as: salaries, interest, inflation, the behavior of INSS benefits, mortality, disability, etc.

The economic actuarial assumptions adopted have been formulated considering the long-term period for maturity and should therefore be examined accordingly. So, in the short term, they may not necessarily be realized.

In the evaluations were adopted the following assumptions:

	Brazil
	December 31, 2014			December 31, 2013
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount nominal average rate	12.70%	12.54%	12.39%	12.13%	12.46%	12.57%
Nominal average rate to determine expense/ (income)	12.37%	12.46%	N/A	9.98%	8.12%	N/A
Nominal average rate of salary increase	6.94%	8.12%	N/A	6.00%	6.00%	N/A
Nominal average rate of benefit increase	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%
Immediate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Ultimate health care cost trend rate	N/A	N/A	9.18%	N/A	N/A	9.18%
Nominal average rate of price inflation	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%

	Foreign
	December 31, 2014		December 31, 2013
	Underfunded pension plans	Others underfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Discount rate to determine benefit obligation	3.89%	4.10%	4.80%	5.40%
Nominal average rate to determine expense/ (income)	4.80%	N/A	4.80%	N/A
Nominal average rate of salary increase	3.90%	N/A	4.00%	3.00%
Nominal average rate of benefit increase	3.90%	3.00%	4.00%	3.00%
Immediate health care cost trend rate	N/A	7.22%	N/A	7.00%
Ultimate health care cost trend rate	N/A	4.49%	N/A	4.45%
Nominal average rate of price inflation	2.00%	2.00%	2.00%	2.00%

50

For the sensitivity analysis, the Company considers the effect of 1% in nominal discount rate to determine the actuarial liability. The effects of this change in actuarial liabilities in premise and adopted the average duration of the plan are shown below:

				December 31, 2014
	Consolidated			Parent Company
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Nominal discount rate - 1% increase
Actuarial liability balance	8,945	9,684	3,445	8,945	—	495
Assumptions made	13.36%	4.91%	6.50%	13.36%	—	13.36%
Average duration of the obligation - (years)	10.17	12.43	15.61	10.17	—	7.16

Nominal discount rate - 1% reduction
Actuarial liability balance	11,050	12,463	4,635	11,050		576
Assumptions made	11.36%	2.91%	4.36%	11.36%	—	11.36%
Average duration of the obligation - (years)	10.98	12.44	15.94	10.98	—	7.90

viii.                          Assets of pension plans

Brazilian plan assets as at December 31, 2014 and 2013 include respectively (i) investments in a portfolio of Vale’s own stock amounting to R$250 and R$482; (ii) equity investments from related parties amounting to R$3 and R$13; and (iv) Brazilian Federal Government in securities of R$9,512 and R$7,714.

Foreign plan assets as at December 31, 2014 and 2013 included Canadian Government securities amounted to R$2.263 and R$1.848, respectively.

ix.                                  Overfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Accounts Receivable	14	—	—	14	6	—	—	6
Equity securities	1,261	—	—	1,261	2,037	—	—	2,037
Debt securities - Corporate bonds	—	418	—	418	—	461	—	461
Debt securities - Government bonds	5,595	—	—	5,595	4,053	—	—	4,053
Investments funds - Fixed Income	6,035	—	—	6,035	6,330	—	—	6,330
Investments funds - Equity	885	—	—	885	798	—	—	798
International investments	—	—	—	—	23	—	—	23
Structured investments - Private Equity funds	—	—	671	671	—	—	532	532
Structured investments - Real estate funds	—	—	19	19	—	—	19	19
Real estate	—	—	1,322	1,322	—	—	1,282	1,282
Loans to participants	—	—	1,070	1,070	—	—	1,009	1,009
Total	13,790	418	3,082	17,290	13,247	461	2,842	16,550
Funds not related to risk plans				(3,933)				(4,203)
Fair value of plan assets at end of year				13,357				12,347

	Parent Company
	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Accounts Receivable	14	—	—	14	6	—	—	6
Equity securities	1,261	—	—	1,261	2,037	—	—	2,037
Debt securities - Corporate bonds	—	418	—	418	—	461	—	461
Debt securities - Government bonds	5,595	—	—	5,595	4,053	—	—	4,053
Investments funds - Fixed Income	6,035	—	—	6,035	6,330	—	—	6,330
Investments funds - Equity	885	—	—	885	798	—	—	798
International investments	—	—	—	—	23	—	—	23
Structured investments - Private Equity funds	—	—	671	671	—	—	532	532
Structured investments - Real estate funds	—	—	19	19	—	—	19	19
Real estate	—	—	1,322	1,322	—	—	1,282	1,282
Loans to participants	—	—	1,070	1,070	—	—	1,009	1,009
Total	13,790	418	3,082	17,290	13,247	461	2,842	16,550
Funds not related to risk plans				(3,933)				(4,203)
Fair value of plan assets at end of year				13,357				12,347

51

Measurement of overfunded plan assets at fair value with no observable market variables - level 3:

	Consolidated
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at December 31, 2012	393	17	935	398	1,743
Actual return on plan assets	28	1	206	103	338
Assets purchases and settlements	62	—	—	510	572
Assets sold during the year	(39)	—	(90)	(424)	(553)
Transfers in and/ out of Level 3	88	1	231	422	742
Balance as at December 31, 2013	532	19	1,282	1,009	2,842
Actual return on plan assets	(28)	—	131	122	225
Assets purchases, sales and settlements	208	—	8	437	653
Assets sold during the year	(41)	—	(99)	(498)	(638)
Balance as at December 31, 2014	671	19	1,322	1,070	3,082

	Parent Company
	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at December 31, 2012	393	17	935	398	1,743
Actual return on plan assets	28	1	206	103	338
Assets sold during the year	(39)	—	(90)	(424)	(553)
Translation adjustment	62	—	—	510	572
Transfers in and/ out of Level 3	88	1	231	422	742
Balance as at December 31, 2013	532	19	1,282	1,009	2,842
Actual return on plan assets	(28)	—	131	122	225
Assets purchases, sales and settlements	208	—	8	437	653
Assets sold during the year	(41)	—	(99)	(498)	(638)
Balance as at December 31, 2014	671	19	1,322	1,070	3,082

x.                                      Underfunded pension plans

Assets by category are as follows:

	Consolidated
	December 31, 2014				December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets by category
Cash and cash equivalents	3	78	—	81	97	75	—	172
Equity securities	4,292	25	—	4,317	3,576	19	—	3,595
Debt securities - Corporate bonds	—	1,069	—	1,069	—	867	—	867
Debt securities - Government bonds	205	2,263	—	2,468	427	1,850	—	2,277
Investments funds - Fixed Income	502	—	—	502	263	—	—	263
Investments funds - Equity	251	1,055	—	1,306	582	1,099	—	1,681
Structured investments - Private Equity funds	—	—	48	48	—	—	—	—
Structured investments - Real estate funds	—	—	1	1	—	—	—	—
Real estate	—	—	65	65	—	—	56	56
Loans to participants	—	—	15	15	—	—	—	—
Total	5,253	4,490	129	9,872	4,945	3,910	56	8,911
Funds not related to risk plans				—				—
Fair value of plan assets at end of year				9,872				8,911

52

Measurement of overfunded plan assets at fair value with no observable market variables - Level 3:

	Private Equity Funds	Real State Funds	Real State	Loans to Participants	Total
Balance as at December 31, 2012	88	1	291	422	802
Actual return on plan assets	—	—	4	—	4
Transfers in and/ out of Level 3	(88)	(1)	(239)	(422)	(750)
Balance as at December 31, 2013	—	—	56	—	56
Actual return on plan assets	—	—	9	—	9
Assets sold during the year	48	1	—	15	64
Translation adjustment	—	—	—	—	—
Transfers in and/ out of Level 3	—	—	—	—	—
Balance as at December 31, 2014	48	1	65	15	129

xi.                                  Disbursement of future cash flow

Vale expects to disburse R$683 in Consolidated and R$217 in parent company in 2015 in relation to pension plans and other benefits.

xii.                              Expected benefit payments

The following table presents the expected benefit payments, which reflect future services:

	December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
2015	762	630	184
2016	808	622	192
2017	857	611	197
2018	907	603	207
2019	958	595	215
2020 and thereafter	5,584	2,938	1,004

b)                                     Profit sharing program (“PLR”)

The Company has a profit sharing program (“PLR”) measured on the evaluation of individual and collective performance of its employees.

The PPR is calculated according to the achievement of goals of the employees and to the results of the Company. The model of PLR was approved by the Board of Directors and discussed with the unions.

The Company accrued expenses and costs related to participation in the results as follow:

	Consolidated			Parent Company
	Year ended as at December 31,
	2014	2013	2012	2014	2013
Operational expenses	299	471	830	227	396
Cost of goods sold and services rendered	865	919	954	710	782
Total	1,164	1,390	1,784	937	1,178

c)                                      Long-term incentive programs

In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 years cycles.

For the Matching plan, the participants may acquire preferred stocks of Vale to participate on the plan, through a prescribed financial institution under market conditions and without any benefit being provided by Vale. Since 2014, the participation on the program has been mandatory for the executive officers.

53

The shares purchased by executive have no restrictions and can be sold at any time. However, the shares need to be held for a period of three years, and the executives need to maintain their employment relationship with Vale during this period the participant shall be entitled, as long as the shares are not sold and employment relationship is maintained, to receive from Vale, a payment in cash equivalent to the value of their stock holdings under this scheme based on market quotations. The total number of stocks linked to the plan as at December 31, 2014 and 2013 was 6,710,413 and 6,214,288, respectively.

For ILP plan, certain eligible executives have the opportunity to receive at the end of a four year cycle a monetary value equivalent to market value of a determined number of stocks based on an assessment of their careers and performance factors measured as an indicator of total return to the Stockholders.

Liabilities are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At December 31, 2014, 2013 the Company recorded a liability with impact of R$163 and R$198 respectively, in the statement of income.

22.                               Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	Consolidated				Parent Company
	December 31, 2014
Financial assets	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Current
Cash and cash equivalents	10,555	—	—	10,555	685	—	685
Financial investments	392	—	—	392	392	—	392
Derivative financial instruments	—	441	—	441	—	370	370
Accounts receivable	8,700	—	—	8,700	30,599	—	30,599
Related parties	1,537	—	—	1,537	2,227	—	2,227
	21,184	441	—	21,625	33,903	370	34,273
Non current
Related parties	93	—	—	93	902	—	902
Loans and financing agreements receivable	609	—	—	609	104	—	104
Derivative financial instruments	—	231	—	231	—	29	29
	702	231	—	933	1,006	29	1,035
Total of Assets	21,886	672	—	22,558	34,909	399	35,308

Financial liabilities
Current
Suppliers and contractors	11,566		—	11,566	6,818	—	6,818
Derivative financial instruments	—	2,539	1,221	3,760	—	948	948
Loans and financing	3,768	—	—	3,768	2,853	—	2,853
Related parties	813	—	—	813	5,622	—	5,622
	16,147	2,539	1,221	19,907	15,293	948	16,241
Non current
Derivative financial instruments	—	4,273	3	4,276	—	3,866	3,866
Loans and financing	72,749	—	—	72,749	38,542	—	38,542
Related parties	288	—	—	288	43,606	—	43,606
Participative stockholders’ debentures	—	4,584	—	4,584	—	4,584	4,584
Others (iv)	—	303	—	303	—	303	303
	73,037	9,160	3	82,200	82,148	8,753	90,901
Total of Liabilities	89,184	11,699	1,224	102,107	97,441	9,701	107,142

(i) Non derivative financial instruments with identifiable cash flow.

(ii) Financial instruments for trading in short term.

(iii)  See note 24a.

(iv) See note 23a.

54

	Consolidated					Parent Company
	December 31, 2013
Financial assets	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Available for sale	Total	Loans and receivables (i)	At fair value through profit or loss (ii)	Total
Current
Cash and cash equivalents	12,465	—	—	—	12,465	3,635	—	3,635
Financial investments	8	—	—	—	8	8	—	8
Derivative financial instruments	—	459	12	—	471	—	378	378
Accounts receivable	13,360	—	—	—	13,360	14,167	—	14,167
Related parties	611	—	—	—	611	1,684	—	1,684
	26,444	459	12	—	26,915	19,494	378	19,872
Non current
Related parties	253	—	—	—	253	864	—	864
Loans and financing agreements receivable	564	—	—	—	564	192	—	192
Derivative financial instruments	—	329	—	—	329	—	—	—
Others	—	—	—	11	11	—	—	—
	817	329	—	11	1,157	1,056	—	1,056
Total of Assets	27,261	788	12	11	28,072	20,550	378	20,928

Financial liabilities
Current
Suppliers and contractors	8,837	—	—	—	8,837	3,640	—	3,640
Derivative financial instruments	—	464	92	—	556	—	435	435
Loans and financing	4,158	—	—	—	4,158	3,181	—	3,181
Related parties	479	—	—	—	479	6,453	—	6,453
	13,474	464	92	—	14,030	13,274	435	13,709
Non current
Derivative financial instruments	—	3,469	27	—	3,496	—	3,188	3,188
Loans and financing	64,819	—	—	—	64,819	32,896	—	32,896
Related parties	11	—	—	—	11	32,013	—	32,013
Participative stockholders’ debentures	—	4,159	—	—	4,159	—	4,159	4,159
	64,830	7,628	27	—	72,485	64,909	7,347	72,256
Total of Liabilities	78,304	8,092	119	—	86,515	78,183	7,782	85,965

(i) Non derivative financial instruments with identifiable cash flow.
(ii) Financial instruments for trading in short term.
(iii) See note 24a.

The classification of financial assets and liabilities by currencies are as follows:

	Consolidated
	December 31, 2014
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	2,595	7,379	58	101	162	260	10,555
Financial investments	392	—	—	—	—	—	392
Derivative financial instruments	369	72	—	—	—	—	441
Accounts receivable	1,966	6,678	32	—	21	3	8,700
Related parties	1,054	483	—	—	—	—	1,537
	6,376	14,612	90	101	183	263	21,625
Non-current
Related parties	11	82	—	—	—	—	93
Loans and financing agreements receivable	104	505	—	—	—	—	609
Derivative financial instruments	29	202	—	—	—	—	231
	144	789	—	—	—	—	933
Total of Assets	6,520	15,401	90	101	183	263	22,558

Financial liabilities
Current
Suppliers and contractors	5,798	5,690	3	3	72	—	11,566
Derivative financial instruments	948	2,812	—	—	—	—	3,760
Loans and financing	1,169	2,355	50	—	194	—	3,768
Related parties	810	3	—	—	—	—	813
	8,725	10,860	53	3	266	—	19,907
Non-current
Derivative financial instruments	3,867	409	—	—	—	—	4,276
Loans and financing	15,582	51,764	558	5	4,840	—	72,749
Related parties	288	—	—	—	—	—	288
Stockholders’ Debentures	4,584	—	—	—	—	—	4,584
Others	303	—	—	—	—	—	303
	24,624	52,173	558	5	4,840	—	82,200
Total of Liabilities	33,349	63,033	611	8	5,106	—	102,107

55

	Consolidated
	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	4,348	7,597	110	215	80	115	12,465
Financial investments	8	—	—	—	—	—	8
Derivative financial instruments	378	93	—	—	—	—	471
Accounts receivable	1,089	11,964	26	131	2	148	13,360
Related parties	426	185	—	—	—	—	611
	6,249	19,839	136	346	82	263	26,915
Non-current
Related parties	21	232	—	—	—	—	253
Loans and financing agreements receivable	192	372	—	—	—	—	564
Derivative financial instruments	—	329	—	—	—	—	329
Others	—	11	—	—	—	—	11
	213	944	—	—	—	—	1,157
Total of Assets	6,462	20,783	136	346	82	263	28,072

Financial liabilities
Current
Suppliers and contractors	4,404	2,414	1,422	276	232	89	8,837
Derivative financial instruments	435	121	—	—	—	—	556
Loans and financing	2,086	1,874	—	4	194	—	4,158
Related parties	477	2	—	—	—	—	479
	7,402	4,411	1,422	280	426	89	14,030
Non-current
Derivative financial instruments	3,188	308	—	—	—	—	3,496
Loans and financing	13,321	46,652	—	6	4,840	—	64,819
Related parties	—	11	—	—	—	—	11
Stockholders’ Debentures	4,159	—	—	—	—	—	4,159
	20,668	46,971	—	6	4,840	—	72,485
Total of Liabilities	28,070	51,382	1,422	286	5,266	89	86,515

	Parent Company
	December 31, 2014
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	667	18	—	—	—	—	685
Financial investments	392	—	—	—	—	—	392
Derivative financial instruments	370	—	—	—	—	—	370
Accounts receivable	4,795	25,787	—	—	17	—	30,599
Related parties	2,165	79	—	(17)	—	—	2,227
	8,389	25,884	—	(17)	17	—	34,273
Non-current
Related parties	902	—	—	—	—	—	902
Loans and financing agreements receivable	90	14	—	—	—	—	104
Derivative financial instruments	29	—	—	—	—	—	29
	1,021	14	—	—	—	—	1,035
Total of Assets	9,410	25,898	—	(17)	17	—	35,308

Financial liabilities
Current
Suppliers and contractors	5,764	985	2	1	65	1	6,818
Derivative financial instruments	948	—	—	—	—	—	948
Loans and financing	1,111	1,548	—	—	194	—	2,853
Related parties	4,347	593	3	12	586	81	5,622
	12,170	3,126	5	13	845	82	16,241
Non-current
Derivative financial instruments	3,866	—	—	—	—	—	3,866
Loans and financing	14,387	19,314	—	—	4,841	—	38,542
Related parties	43,091	515	—	—	—	—	43,606
Participative stockholders’ debentures	4,584	—	—	—	—	—	4,584
Others	303	—	—	—	—	—	303
	66,231	19,829	—	—	4,841	—	90,901
Total of Liabilities	78,401	22,955	5	13	5,686	82	107,142

56

	Parent Company
	December 31, 2013
Financial assets	R$	US$	CAD	AUD	EUR	Others currencies	Total
Current
Cash and cash equivalents	3,626	9	—	—	—	—	3,635
Financial investments	8	—	—	—	—	—	8
Derivative financial instruments	378	—	—	—	—	—	378
Accounts receivable	1,183	12,984	—	—	—	—	14,167
Related parties	1,512	189	—	—	(17)	—	1,684
	6,707	13,182	—	—	(17)	—	19,872
Non-current
Related parties	42	822	—	—	—	—	864
Loans and financing agreements receivable	192	—	—	—	—	—	192
	234	822	—	—	—	—	1,056
Total of Assets	6,941	14,004	—	—	(17)	—	20,928

Financial liabilities
Current
Suppliers and contractors	3,499	101	2	—	23	15	3,640
Derivative financial instruments	435	—	—	—	—	—	435
Loans and financing	1,902	1,085	—	—	194	—	3,181
Related parties	(139)	5,888	3	12	606	83	6,453
	5,697	7,074	5	12	823	98	13,709
Non-current
Derivative financial instruments	3,188	—	—	—	—	—	3,188
Loans and financing	12,246	15,810	—	—	4,840	—	32,896
Related parties	1,029	30,985	—	—	(1)	—	32,013
Participative stockholders’ debentures	4,159	—	—	—	—	—	4,159
	20,622	46,795	—	—	4,839	—	72,256
Total of Liabilities	26,319	53,869	5	12	5,662	98	85,965

23.                               Fair value estimate

Due to the short-term cycle, it is assumed that the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable are close to their book values. For the measurement and determination of fair value, the Company uses various methods including market, income or cost approaches, in order to estimate the value that market participants would use when pricing the asset or liability.  The financial assets and liabilities recorded at fair value classified and disclosed in accordance with the following levels:

Level 1 — Unadjusted quoted prices on an active, liquid and visible market for identical assets or liabilities that are accessible at the measurement date;

Level 2 — Quoted prices (adjusted or unadjusted) for identical or similar assets or liabilities on active markets; and

Level 3 — Assets and liabilities, for which quoted prices, do not exist, or where prices or valuation techniques are supported by little or no market activity, unobservable or illiquid.

57

a)                                     Assets and liabilities measured and recognized at fair value

	Consolidated				Parent Company
	December 31, 2014			December 31, 2013	December 31, 2014			December 31, 2013
	Level 2	Level 3	Total	Level 2	Level 2	Level 3	Total	Level 2
Financial Assets
Current
Derivatives at fair value through profit or loss	441	—	441	459	370	—	370	378
Derivatives designated as hedge	—	—	—	12	—	—	—	—
	441	—	441	471	370	—	370	378
Non-Current
Derivatives at fair value through profit or loss	231	—	231	329	29	—	29	—
	231	—	231	329	29	—	29	—
Total of Assets	672	—	672	800	399	—	399	378

Financial Liabilities
Current
Derivatives at fair value through profit or loss	2,539	—	2,539	464	948	—	948	435
Derivatives designated as hedge	1,221	—	1,221	92	—	—	—	—
	3,760	—	3,760	556	948	—	948	435
Non-Current
Derivatives at fair value through profit or loss	4,273	—	4,273	3,469	3,866	—	3,866	3,188
Derivatives designated as hedge	3	—	3	27	—	—	—	—
Participative stockholders’ debentures	4,584	—	4,584	4,159	4,584	—	4,584	4,159
Others (minimun return instrument)	—	303	303	—	—	303	303	—
	8,860	303	9,163	7,655	8,450	303	8,753	7,347
Total of Liabilities	12,620	303	12,923	8,211	9,398	303	9,701	7,782

Methods and techniques of evaluation

i)                                        Derivatives designated or not as hedge

The financial instruments were evaluated by calculating their present value through the use of instrument yield curves at the verification dates. The curves and prices used in the calculation for each group of instruments are detailed in the “market curves”.

The pricing method used for European options is the Black & Scholes model. In this model, the fair value of the derivative is a function of the volatility in the price of the underlying asset, the exercise price of the option, the interest rate and period to maturity. In the case of options when the income is a function of the average price of the underlying asset over the period of the option, the Company uses Turnbull & Wakeman model. In this model, besides the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the assets and liability tip are estimated by discounting the cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of assets and liability of the swap generates its fair value.

In the case of swaps tied to the TJLP, the calculation of the fair value considers the TJLP are constant, that is the projections of future cash flow in Brazilian Reais are made on the basis of the last TJLP disclosed.

Contracts for the purchase or sale of products, inputs and costs of selling with future settlement are priced using the forward yield curves for each product. Typically, these curves are obtained on the stock exchanges where the products are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

ii)                                    Participative stockholders’ debentures

Comprise the debentures issued during the privatization process (note 30(c)), whose fair values are measured based on the market approach. Reference prices are available on the secondary market.

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iii)                                Minimum return instrument

Refers to a minimum return instrument held by Brookfield that under certain conditions can generate a disbursement obligation to Vale at the end of the sixth year of the completion of the acquisition of interest in VLI (Note 6b). The Company used internal assumptions in a probability model to calculate the fair value of this instrument.

b)                                     Fair value measurement compared to book value

For loans allocated to Level 1 market approach to the contracts listed on the secondary market is the evaluation method used to estimate debt fair value. For loans allocated Level 2, the fair value for both fixed-indexed rate debt and floating rate debt is determined by the discounted cash flow using the future values of the LIBOR and the curve of Vale’s Bonds (income approach).

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Consolidated				Parent Company
	Balance	Fair value (i)	Level 1	Level 2	Balance	Fair value (i)	Level 1	Level 2
Financial liabilities
December 31, 2013
Loans (long term)(ii)	67,926	70,289	37,397	32,892	35,560	36,377	7,889	28,488

December 31, 2014
Loans (long term)(ii)	75,356	78,302	42,077	36,225	40,782	46,886	9,953	36,933

(i) No classification according to the level 3.

(ii) Net interest of R$1,161 in consolidated and R$613 at parent company on December 31, 2014 and net interest of R$1,051 in consolidated and R$517 at parent company on December 31, 2013.

24.                               Derivative financial instruments

a)                                    Derivatives effects on Balance Sheet

	Consolidated
	Assets
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	364	29	408	—
IPCA swap	18	—	—	—
Eurobonds Swap	—	109	30	236
Pre dollar swap	5	—	12	—
	387	138	450	236
Commodities price risk
Nickel	54	7	9	—
	54	7	9	—
Warrants
SLW options (note 29)	—	86		93

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	—	—	12	—
	—	—	12	—
Total	441	231	471	329

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	Consolidated
	Liabilites
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,173	3,599	434	3,207
IPCA swap	—	167	—	—
Eurobonds Swap	24	238	2	—
Pre dollar swap	81	262	1	259
	1,278	4,266	437	3,466
Commodities price risk
Nickel	60	7	6	—
Bunker Oil	1,201	—	20	—
	1,261	7	26	—
Embedded derivatives
Gas Oman	—	—	1	3

Derivatives designated as hedge (cash flow hedge)
Bunker Oil	1,152	—	29	—
Foreign exchange	69	3	63	27
	1,221	3	92	27
Total	3,760	4,276	556	3,496

	Parent Company
	Assets
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	354	29	366	—
IPCA swap	11	—	—	—
Pre dollar swap	5	—	12	—
Total	370	29	378	—

	Parent Company
	Liabilites
	December 31, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	867	3,535	434	2,929
IPCA swap	—	70	—	—
Pre dollar swap	81	261	1	259
Total	948	3,866	435	3,188

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b)                                     Effects of derivatives in the Statement of Income

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(1,160)	(1,961)	(655)	(1,119)	(1,878)
IPCA swap	(142)	—	—	(59)	—
Eurobonds Swap	(385)	209	100	—	—
Treasure future	—	—	15	—	—
Pre dollar swap	(73)	(120)	(17)	(72)	(120)
	(1,760)	(1,872)	(557)	(1,250)	(1,998)
Commodities price risk
Nickel	21	(4)	(3)	—	—
Copper	—	1	—	—	—
Bunker Oil	(1,372)	(129)	—	—	—
	(1,351)	(132)	(3)	—	—
Warrants
SLW Options (note 29)	(13)	(126)	—	—	—
	(13)	(126)	—	—	—
Embedded derivatives
Gas Oman	3	2	(5)	—	—
	3	2	(5)	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(203)	(92)	4	—	—
Nickel	—	27	336	—	—
Foreign exchange	(100)	(28)	(55)	—	12
	(303)	(93)	285	—	12
Total	(3,424)	(2,221)	(280)	(1,250)	(1,986)

c)                                      Effects of derivatives as Cash Flow hedge

	Year ended as at December 31,
	Inflows/ (Outflows)
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Derivatives not designated as hedge
Exchange risk and interest rates
CDI & TJLP vs. US$ fixed and floating rate swap	(51)	385	(628)	(96)	250
Eurobonds Swap	24	10	7	—	—
Treasury future	—	—	(6)	—	—
Pre dollar swap	16	(33)	(36)	15	(33)
	(11)	362	(663)	(81)	217
Commodities price risk
Nickel	29	9	1	—	—
Copper	—	(1)	—	—	—
Bunker Oil Hedge	(236)	141	(9)	—	—
	(207)	149	(8)	—	—
Derivatives designated as hedge (cash flow hedge)
Bunker Oil	(203)	92	(3)	—	—
Nickel	—	(26)	(337)	—	—
Foreign exchange	(100)	28	55	—	(12)
	(303)	94	(285)	—	(12)
Total	(521)	605	(956)	(81)	205

Gains (losses) unrealized derivatives	(2,903)	(1,616)	(1,236)	(1,169)	(1,781)

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d)            Effects of derivatives designated as hedge

i.              Cash Flow Hedge

The effects of cash flow hedge impact the stockholders’ equity and are presented in the following tables:

	Year ended
	Parent Company					Consolidated
	Foreign exchange	Nickel	Bunker Oil	Total	noncontrolling stockholders	Total

Fair value measurements	(81)	—	(106)	(187)	—	(187)
Reclassification to results due to realization	27	(26)	92	93	—	93
Net change as of December 31, 2013	(54)	(26)	(14)	(94)	—	(94)

Fair value measurements	(73)	—	(1,270)	(1,343)	—	(1,343)
Reclassification to results due to realization	100	—	203	303	—	303
Net change as of December 31, 2014	27	—	(1,067)	(1,040)	—	(1,040)

Maturities dates
Currencies/ Interest Rates	July 2023
Gas Oman	April 2016
Nickel	December 2016
Copper	March 2015
Warrants	February 2023
Bunker Oil	December 2015

Additional information about derivatives financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount deposited for margin call on December 31, 2014.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of December 31, 2014, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value (considering counterparty credit risk)(1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13 (CPC 46).

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Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

•              CDI vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

•              CDI vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to CDI to US$. In those swaps, Vale pays floating rates in US$ (Libor — London Interbank Offered Rate) and receives payments linked to CDI.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,				December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	Average rate	2014	2013	2014	2014	2015	2016	2017	2018

CDI vs. fixed rate swap
Receivable	R$	4,511	R$	5,096	CDI	109.55%	4,736	5,601	1,659
Payable	US$	2,284	US$	2,603	US$ +	3.82%	(6,180)	(6,557)	(1,571)
Net							(1,444)	(956)	88	85	(376)	(799)	(125)	(144)
Adjusted Net for credit risk							(1,453)	(963)			(377)	(803)	(127)	(146)

CDI vs. floating rate swap
Receivable	R$	428	R$	428	CDI	103.50%	448	446	42
Payable	US$	250	US$	250	Libor +	0.99%	(668)	(596)	(8)
Net							(220)	(150)	34	8	(220)	—	—	—
Adjusted Net for credit risk							(220)	(150)			(220)	—	—	—

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

•              TJLP vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) from TJLP(2) to US$. In those swaps, Vale pays fixed rates in US$ and receives payments linked to TJLP.

•              TJLP vs. US$ floating rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows of the loans with BNDES from TJLP to US$. In those swaps, Vale pays floating rates in US$ and receives payments linked to TJLP.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,			Average	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	rate	2014	2013	2014	2014	2015	2016	2017	2018 - 2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,247	R$	6,456	TJLP +	1.33%	5,444	5,626	1,765
Payable	US$	3,051	US$	3,310	USD +	1.75%	(7,802)	(7,431)	(1,982)
Net							(2,358)	(1,805)	(217)	255	(213)	(370)	(562)	(1,213)
Adjusted Net for credit risk							(2,531)	(1,881)			(214)	(376)	(589)	(1,352)

Swap TJLP vs. floating rate swap
Receivable	R$	295	R$	615	TJLP +	0.95%	243	525	46
Payable	US$	173	US$	350	Libor +	-1.20%	(413)	(760)	(32)
Net							(170)	(235)	14	15	2	(6)	(13)	(153)
Adjusted Net for credit risk							(175)	(238)			2	(6)	(13)	(158)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

(2)  Due to TJLP derivatives market liquidity constraints, some swap trades were done through CDI equivalency.

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The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated fixed rate debt

•              BRL fixed rate vs. US$ fixed rate swap: In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert the cash flows from loans rate with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in BRL linked to fixed rate to US$ linked to fixed. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

	R$ Million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,				December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	Average rate	2014	2013	2014	2014	2015	2016	2017	2018 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	735	R$	824	Fix	4.47%	649	723	133
Payable	US$	395	US$	446	US$ -	-1.15%	(972)	(963)	(116)
Net							(323)	(240)	17	23	(74)	(182)	(12)	(55)
Adjusted Net for credit risk							(337)	(249)			(75)	(185)	(12)	(65)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

•              IPCA vs. US$ fixed rate swap — In order to reduce the cash flow volatility, Vale entered into swap transactions to convert the cash flows from debt instruments denominated in BRL linked to IPCA into US$ on the debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

	R$ Million
	Notional ($ million)					Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,			December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013	Index	Average rate	2014	2013	2014	2014	2015	2016	2017	2018 - 2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	—	Fix	6.55%	1,113	—	—
Payable	US$	434	—	US$ +	3.98%	(1,259)	—	—
Net						(146)	—	—	22	18	19	16	(199)
Adjusted Net for credit risk						(150)	—			18	19	16	(203)

Type of contracts: OTC Contracts

Protected item: Debts linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this protection is to transform the obligations linked to BRL into obligations linked to US$ so as to achieve a currency offset by matching Vale’s receivables (mainly linked to US$) with Vale’s payables.

Protection program for Euro denominated debt

•              EUR fixed rate vs. US$ fixed rate swap: In order to hedge the cash flow volatility, Vale entered into a swap transaction to convert the cash flows from debts in Euros linked to fixed rate to US$ linked to fixed rate. This trade was used to convert the cash flows of part of debts in Euros, each one with a notional amount of € 750 million, issued in 2010 and 2012 by Vale. Vale receives fixed rates in Euros and pays fixed rates in US$.

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	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,				December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Index	Average rate	2014	2013	2014	2014	2015	2016	2017 - 2023

Receivable	€1,000		€1,000		EUR	4.063%	3,800	3,585	1,731
Payable	US$	1,302	US$	1,288	US$	4.511%	(3,941)	(3,306)	(1,707)
Net							(141)	279	24	58	(24)	(236)	119
Adjusted Net for credit risk							(154)	264			(25)	(237)	108

Type of contracts: OTC Contracts

Protected item: Vale’s Debt linked to EUR

The P&L shown in the table above is offset by the hedged items’ P&L due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

•              Canadian Dollar Forward — In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between the revenues denominated in US$ and the disbursements denominated in Canadian Dollars.

	R$ million
	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk
	December 31,		December 31,			Average rate	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014		2013		Buy/ Sell	(CAD/USD)	2014	2013	2014	2014	2015	2016

Forward	CAD	230	CAD	786	B	1.023	(73)	(90)	—	4	(69)	(4)
Adjusted total for credit risk							(73)	(90)			(69)	(4)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged items’ P&L due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale contracted the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final or original product sold to the clients, hedging transactions were implemented. The trades are usually implemented by the sale and/or buy of nickel forward or future contracts at LME or over-the-counter operations.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/ton)	2014	2013	2014	2014	2015

Nickel Futures	140	168	S	16,174	0.4	0.1	(0.1)	0.1	0.4
Adjusted total for credit risk					0.4	0.1			0.4

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

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Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, the Company entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/ton)	2014	2013	2014	2014	2015	2016

Nickel Futures	11,264	6,317	B	17,110	(65)	(5)	14	11	(58)	(7)
Adjusted total for credit risk					(65)	(5)			(58)	(7)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected items’ P&L due to nickel price.

Copper scrap purchase protection program

This program was implemented in order to reduce the cash flow volatility due to the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs to produce copper for the final clients. This program usually is implemented by the sale of forwards or futures at LME or over-the-counter operations.

	R$ million
	Notional (lbs)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/lbs)	2014	2013	2014	2014	2015

Forward	793,665	1,101,029	S	2.96	0.29	(0.34)	0.21	0.01	0.29
Adjusted total for credit risk					0.29	(0.34)			0.29

Type of contracts: OTC contracts

Protected item: of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected items’ P&L due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the Company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/mt)	2014	2013	2014	2014	2015

Forward	2,205,000	—	B	483	(964)	—	(434)	20	(964)
Adjusted total for credit risk					(964)	—			(964)

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

66

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the Company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

	R$ Million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/mt)	2014	2013	2014	2014	2015

Forward	1,950,000	1,590,000	B	509	(986)	(8)	(346)	18	(986)
Adjusted total for credit risk					(987)	(8)			(987)

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected items’ P&L due to bunker oil price.

Sale of part of future gold production (copper subproduct)

The company has definitive contracts with Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange, to sell 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years. For this transaction the payment was realized part in cash (US$ 1.9 billion) and part as 10 million of SLW warrants, where this last part configures an American call option.

	R$ Million
	Notional (quantity)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/stock)	2014	2013	2014	2014	2023

Call Option	10,000,000	10,000,000	B	65	86	93	—	8	86
Adjusted total for credit risk					86	93			86

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed in December 31, 2014:

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	R$ Million
	Notional (ton)				Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	December 31, 2014	December 31, 2013	Buy/ Sell	Average Strike (US$/ton)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014	2015

Nickel Forwards	4,491	2,111	S	15,791	(1.5)	0.1	32.6		(1.5)
Copper Forwards	6,310	6,277		6,548	3.0	0.8	(4.9)		3.0
Total					1.5	0.9	27.7	6	1.5

Gas purchase for pelletizing company in Oman

Vale’s subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

67

	R$ Million
	Notional (volume/month)				Fair value		Realized Gain/Loss	Value at Risk
	December 31,	December 31,		Average Strike	December 31,	December 31,	December 31,	December 31,	Fair value by year
Flow	2014	2013	Buy/ Sell	(US$/ton)	2014	2013	2014	2014	2015	2016

Call Options	746,667	746,667	S	179.36	(0.5)	(3.6)	—	0.2	(0.1)	(0.4)

Market curves

To build the curves used on the pricing of the derivatives, public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters and Bloomberg were used.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	14,935.00	JUN15	15,208.64	DEC15	15,244.38
JAN15	15,098.18	JUL15	15,222.48	DEC16	15,249.96
FEB15	15,123.94	AUG15	15,229.50	DEC17	15,301.15
MAR15	15,149.77	SEP15	15,232.29	DEC18	15,351.91
APR15	15,170.68	OCT15	15,236.96
MAY15	15,189.89	NOV15	15,242.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.83	JUN15	2.85	DEC15	2.83
JAN15	2.88	JUL15	2.84	DEC16	2.82
FEB15	2.87	AUG15	2.84	DEC17	2.81
MAR15	2.86	SEP15	2.84	DEC18	2.80
APR15	2.85	OCT15	2.84
MAY15	2.85	NOV15	2.84

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	375.91	JUN15	312.66	DEC15	330.69
JAN15	335.42	JUL15	315.27	DEC16	367.54
FEB15	301.60	AUG15	318.25	DEC17	383.28
MAR15	303.94	SEP15	321.32	DEC18	390.28
APR15	306.71	OCT15	324.39
MAY15	309.91	NOV15	327.46

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2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	5.37	04/03/17	3.03	10/01/19	3.49
03/02/15	3.62	07/03/17	3.09	01/02/20	3.62
04/01/15	3.05	10/02/17	3.14	04/01/20	3.61
07/01/15	2.59	01/02/18	3.17	07/01/20	3.67
10/01/15	2.57	04/02/18	3.22	01/04/21	3.85
01/04/16	2.69	07/02/18	3.27	07/01/21	3.99
04/01/16	2.72	10/01/18	3.31	01/03/22	4.02
07/01/16	2.83	01/02/19	3.37	01/02/23	4.31
10/03/16	2.93	04/01/19	3.39	01/02/24	4.63
01/02/17	2.98	07/01/19	3.45	01/02/25	5.03

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.17	6M	0.38	11M	0.44
2M	0.21	7M	0.40	12M	0.44
3M	0.26	8M	0.41	2Y	0.89
4M	0.32	9M	0.42	3Y	1.32
5M	0.36	10M	0.43	4Y	1.64

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	5.00	04/03/17	5.00	10/01/19	5.00
03/02/15	5.00	07/03/17	5.00	01/02/20	5.00
04/01/15	5.00	10/02/17	5.00	04/01/20	5.00
07/01/15	5.00	01/02/18	5.00	07/01/20	5.00
10/01/15	5.00	04/02/18	5.00	01/04/21	5.00
01/04/16	5.00	07/02/18	5.00	07/01/21	5.00
04/01/16	5.00	10/01/18	5.00	01/03/22	5.00
07/01/16	5.00	01/02/19	5.00	01/02/23	5.00
10/03/16	5.00	04/01/19	5.00	01/02/24	5.00
01/02/17	5.00	07/01/19	5.00	01/02/25	5.00

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	11.80	04/03/17	12.87	10/01/19	12.42
03/02/15	11.99	07/03/17	12.86	01/02/20	12.44
04/01/15	12.24	10/02/17	12.84	04/01/20	12.37
07/01/15	12.62	01/02/18	12.75	07/01/20	12.31
10/01/15	12.86	04/02/18	12.73	01/04/21	12.30
01/04/16	12.97	07/02/18	12.71	07/01/21	12.18
04/01/16	13.01	10/01/18	12.67	01/03/22	12.23
07/01/16	13.03	01/02/19	12.60	01/02/23	12.23
10/03/16	12.99	04/01/19	12.54	01/02/24	12.19
01/02/17	12.90	07/01/19	12.51	01/02/25	12.11

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
02/02/15	6.61	04/03/17	6.48	10/01/19	5.91
03/02/15	6.79	07/03/17	6.41	01/02/20	5.93
04/01/15	7.03	10/02/17	6.36	04/01/20	5.86
07/01/15	7.39	01/02/18	6.25	07/01/20	5.81
10/01/15	7.61	04/02/18	6.21	01/04/21	5.80
01/04/16	7.72	07/02/18	6.19	07/01/21	5.69
04/01/16	7.34	10/01/18	6.14	01/03/22	5.74
07/01/16	7.06	01/02/19	6.08	01/02/23	5.73
10/03/16	6.82	04/01/19	6.02	01/02/24	5.70
01/02/17	6.59	07/01/19	5.99	01/02/25	5.62

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.01	6M	0.13	11M	0.16
2M	0.03	7M	0.14	12M	0.16
3M	0.06	8M	0.14	2Y	0.18
4M	0.09	9M	0.15	3Y	0.22
5M	0.11	10M	0.15	4Y	0.29

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.30	6M	1.38	11M	1.34
2M	1.30	7M	1.37	12M	1.34
3M	1.30	8M	1.36	2Y	1.45
4M	1.34	9M	1.35	3Y	1.59
5M	1.36	10M	1.34	4Y	1.73

Currencies - Ending rates

CAD/US$	0.8627	US$/BRL	2.6562	EUR/US$	1.2100

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Sensitivity analysis(3)

The table below comprises the sensitivity analysis for all derivatives outstanding positions as of December 31, 2014 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•    Fair Value: the fair value of the financial instruments position as at December 31, 2014;

•    Scenario I: Potential change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

•    Scenario II: Potential change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

•    Scenario III: Potential change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

•    Scenario IV: Potential change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

Sensitivity analysis — Summary of the US$/BRL fluctuation — debt, cash investments and derivatives

Sensitivity analysis - Summary of the US$/BRL fluctuation	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	—	—	—	—
Funding	Non hedged debt denominated in US$	BRL fluctuation	15,765	(15,765)	31,530	(31,530)
Cash Investments	Cash denominated in BRL	BRL fluctuation	—	—	—	—
Cash Investments	Cash denominated in US$	BRL fluctuation	5	(5)	9	(9)
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(4,324)	4,324	(8,647)	8,647
Net result			11,445	(11,445)	22,892	(22,892)

Sensitivity analysis — Consolidated derivatives portfolio

Sensitivity analysis - Foreign Exchange and Interest Rate Derivative Positions

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. US$ fixed rate swap	BRL fluctuation	(1,453)	(1,545)	1,545	(3,090)	3,090
		USD interest rate inside Brazil variation		(71)	69	(145)	136
		Brazilian interest rate fluctuation		(20)	19	(42)	37
		USD Libor variation		(1)	1	(2)	2
	CDI vs. US$ floating rate swap	BRL fluctuation		(167)	167	(334)	334
		Brazilian interest rate fluctuation	(220)	(0.03)	0.03	(0.06)	0.05
		USD Libor variation		(0.02)	0.02	(0.04)	0.04
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to TJLP	TJLP vs. US$ fixed rate swap	BRL fluctuation	(2,531)	(1,951)	1,951	(3,901)	3,901
		USD interest rate inside Brazil variation		(154)	145	(317)	283
		Brazilian interest rate fluctuation		394	(347)	843	(655)
		TJLP interest rate fluctuation		(174)	171	(350)	335
		BRL fluctuation		(103)	103	(206)	206
	TJLP vs. US$ floating rate swap	USD interest rate inside Brazil variation		(12)	11	(26)	22
		Brazilian interest rate fluctuation	(175)	24	(20)	51	(38)
		TJLP interest rate fluctuation		(11)	10	(21)	20
		USD Libor variation		7	(7)	14	(14)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. US$ fixed rate swap	BRL fluctuation		(243)	243	(486)	486
		USD interest rate inside Brazil variation	(337)	(12)	11	(24)	22
		Brazilian interest rate fluctuation		30	(27)	64	(52)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection program for the Real denominated debt indexed to IPCA	IPCA vs. US$ fixed rate swap	BRL fluctuation		(315)	315	(630)	630
		USD interest rate inside Brazil variation		(29)	27	(61)	51
		Brazilian interest rate fluctuation	(150)	143	(122)	313	(225)
		IPCA index fluctuation		(65)	69	(127)	141
		USD Libor variation		(9)	9	(19)	17
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—
Protection Program for the Euro denominated debt		EUR fluctuation		(950)	950	(1,900)	1,900
	EUR fixed rate vs. US$ fixed rate swap	EUR Libor variation	(154)	23	(23)	47	(45)
		USD Libor variation		(71)	66	(149)	128
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	950	(950)	1,900	(1,900)
Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)		CAD fluctuation		(149)	149	(298)	298
	CAD Forward	CAD Libor variation	(73)	1	(1)	2	(2)
		USD Libor variation		(0.3)	0.3	(0.6)	0.6
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	149	(149)	298	(298)

(3)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, we have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

70

Sensitivity analysis - Commodity Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Pruchase / sale of nickel future/forward contracts	Nickel price fluctuation	0.4	1	(1)	3	(3)
		CAD fluctuation		0.1	(0.1)	0.2	(0.2)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(1)	1	(3)	3

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation		(113)	113	(226)	226
		CAD fluctuation	(65)	(16)	16	(32)	32
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	113	(113)	226	(226)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation	0.3	1	(1)	3	(3)
		CAD fluctuation		0.1	(0.1)	0.2	(0.2)
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(1)	1	(3)	3

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(964)	(465)	465	(930)	930
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	465	(465)	930	(930)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(987)	(412)	412	(823)	823
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	412	(412)	823	(823)

Sell of part of future gold production (subproduct) from Vale		SLW stock price fluctuation		(39)	49	(68)	105
	10 million of SLW warrants	Libor USD fluctuation	86	(4)	4	(8)	7
	Sell of part of future gold production (subproduct) from Vale	SLW stock price fluctuation	n.a.	39	(49)	68	(105)

Sensitivity analysis - Embedded Derivative Positions	Amounts in R$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation	(1.5)	47	(47)	95	(95)
		CAD fluctuation		(0.4)	0.4	(0.8)	0.8

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation	3	27	(27)	53	(53)
		CAD fluctuation		0.7	(0.7)	1.5	(1.5)

Embedded derivatives - Gas purchase for Pelletizing Company in Oman	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.5)	0.1	(0.5)	0.1	(2.0)

Sensitivity analysis - cash investments

The cash investments are subjected to foreign exchange risk when the investment currency is other than the functional currency of the investor company.

Sensitivity analysis - Cash Investments (Other currencies)	Amounts in R$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(23)	23	(46)	46
Cash Investments	Cash denominated in CAD	CAD	(0.05)	0.05	(0.10)	0.10
Cash Investments	Cash denominated in GBP	GBP	(10)	10	(19)	19
Cash Investments	Cash denominated in AUD	AUD	(2)	2	(3)	3
Cash Investments	Cash denominated in Other Currencies*	Others	(111)	111	(223)	223

(*) Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Financial counterparties ratings

Derivative transactions and cash investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk tracking is performed making use of a methodology which considers, among other information, published ratings provided by international rating agencies. The table below presents the ratings in foreign currency published by Moody’s and S&P agencies for the financial institutions that the Company has outstanding trades as of December 31, 2014.

71

Counterparties Long Term Ratings	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+*
Caixa Economica Federal	Baa2	BBB-
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB-
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	A2	A

25.                               Stockholders’ equity

a)                                    Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

In May 2014 the Stockholders approved at the Extraordinary General Shareholders Meeting, the proposed increase in capital without issuance of shares, in the total amount of R$2,300, by the capitalization of profit reserves.

On December 31, 2014, the capital was US$77,300 corresponding to 5,244,316,120 shares without par value.

	December 31, 2014
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	759,360,284	602,848,377	1,362,208,661
FMP - FGTS	81,586,650	—	81,586,650
PIBB - BNDES	1,351,264	2,184,794	3,536,058
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	273,535,660	605,136,074	878,671,734
Institutional investors	107,043,617	245,750,298	352,793,915
Retail investors in Brazil	39,961,598	425,277,099	465,238,697
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

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b)                                     Profit reserves

The amount of profit reserves are distributed as follow:

	Investments reserve	Legal reserve	Tax incentive reserve	Total of profit reserves
Balance as of December 31, 2012	67,945	8,077	2,428	78,450
Realization of reserves	(9,220)	—	—	(9,220)
Allocation of income	—	7	25	32
Balance as of December 31, 2013	58,725	8,084	2,453	69,262
Capitalization of reserves	(28)	—	(2,272)	(2,300)
Cancellation of treasury stock	(5,092)	—	—	(5,092)
Realization of reserves	(8,994)	—	—	(8,994)
Allocation of income	—	47	162	209
Balance as of December 31, 2014	44,611	8,131	343	53,085

Investment reserve - aims to ensure the maintenance and development of activities that comprise the Company’s operations in an amount not exceeding 50% of distributable annual net income, limited to the total capital.

Legal reserve - is a requirement for all Brazilian Public Companies and represents the appropriation of 5% of annual net income based on Brazilian law, up to 20% of the capital.

Tax incentive reserve - reserve resulting from the option to designate a portion of the income tax for investments in projects approved by the Brazilian Government as well as tax incentives (note 20)

c)                                      Treasury stocks

In May 2014, the Stockholders approved, at the Extraordinary General Shareholders Meeting, the proposed cancellation of 39,536,080 common shares and 81,451,900 preferred shares class “A” issued by Vale and held in treasury, arising from the buy-back program approved in June 2011.

On December 31, 2014, there were 90,941,194 treasury stocks, in the total amount of R$2,746, as follows:

	Shares
	Preferred	Common	Total
Balance on December 31, 2013 and 2012	140,857,692	71,071,482	211,929,174
Cancellation	(81,451,900)	(39,536,080)	(120,987,980)
Balance on December 31, 2014	59,405,792	31,535,402	90,941,194

d)                                     Unrealized fair value gain (losses)

	Retirement benefit obligations	Cash flow hedge	Available-for-sale financial instruments	Conversion shares	Total gain (losses)
Balance as of December 31, 2012	(2,755)	(6)	(2)	(1,413)	(4,176)
Other comprehensive income	1,362	(94)	(2)	—	1,266
Translation adjustment	(212)	(8)	—	315	95
Balance as of December 31, 2013	(1,605)	(108)	(4)	(1,098)	(2,815)
Other comprehensive income	(453)	(1,044)	—	—	(1,497)
Translation adjustment	(187)	(52)	—	(2)	(241)
Balance as of December 31, 2014	(2,245)	(1,204)	(4)	(1,100)	(4,553)

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e)                                      Basic and diluted earnings per share

Basic and diluted earnings per share were calculated as follows:

	Year ended as at December 31,
	2014	2013	2012
Net income from continuing operations attributable to the Company’s stockholders	954	119	10,025

Basic and diluted earnings per share:
Income available to preferred stockholders	364	45	3,796
Income available to common stockholders	590	74	6,229
Total	954	119	10,025

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,172,179
Total	5,153,375	5,153,375	5,105,670

Basic and diluted earnings per share from continuing operations
Preferred share	0.19	0.02	1.96
Common share	0.19	0.02	1.96

	Year ended as at December 31,
	2013	2012
Loss from discontinuing operations attributable to the Company’s stockholders	(4)	(133)

Basic and diluted earnings per share:
Loss available to preferred stockholders	(2)	(50)
Loss available to common stockholders	(2)	(83)
Total	(4)	(133)

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,172,179
Total	5,153,375	5,105,670

Basic and diluted earnings per share from discontinuing operations
Preferred share	—	(0.02)
Common share	—	(0.02)

	Year ended as at December 31,
	2014	2013	2012
Net income attributable to the Company’s stockholders	954	115	9,892

Basic and diluted earnings per share:
Income available to preferred stockholders	364	43	3,746
Income available to common stockholders	590	72	6,146
Total	954	115	9,892

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722	1,933,491
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653	3,172,179
Total	5,153,375	5,153,375	5,105,670

Basic and diluted earnings per share
Preferred share	0.19	0.02	1.94
Common share	0.19	0.02	1.94

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f)                                       Remuneration of stockholders

Vale’s by-laws determine the minimum remuneration to stockholders of 25% of net income, after adjustments from Brazil’s legal requirements. The minimum remuneration includes the rights of stockholders Class “A” of preferred shares which provides priority to receive of 3% of the equity or 6% on the portion of capital formed by these classes of shares, whichever higher.

The proposal distribution of net income and stockholders’ remuneration were calculated as follows:

2014
Net income	954
Legal reserve	(47)
Tax incentive reserve	(162)
Adjusted net income	745
Realization of reserves	8,994
9,739
Remuneration:
Mandatory minimum (includes the rights of the preferred shares)	1,793
Additional remuneration	7,946
9,739
Remuneration nature:
Interest on capital	7,987
Dividends	1,752
9,739

Total remuneration per share	1.889780996

The amounts paid to stockholders, by nature of remuneration, are as follows:

	Remuneration attributed to Stockholders
	Dividends	Interest on capital	Total	Amount per outstanding preferred or common share
Amounts paid on 2012
First installment - April	—	5,481	5,481	1.075276545
Second installment - October	3,405	2,710	6,115	1.186523412
	3,405	8,191	11,596
Amounts paid on 2013
First installment - April	792	3,661	4,453	0.864045420
Second installment - October	621	4,245	4,866	0.944337462
	1,413	7,906	9,319
Amounts paid on 2014
First installment - April	—	4,632	4,632	0.898904129
Second installment - October	1,752	3,355	5,107	0.990876867
	1,752	7,987	9,739

75

26.                               Information by Business Segment and by Geographic Area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)                                     Property, plant and equipment, intangible and investment by geographic area

	December 31, 2014				December 31, 2013
	Investments	Intangible	Property, plant & equipment	Total	Investments	Intangible	Property, plant & equipment	Total
Brazil	9,059	11,633	108,826	129,518	6,618	11,327	106,602	124,547
Canada	11	6,248	46,424	52,683	7	4,545	43,027	47,579
America, except Brazil and Canada	489	—	1,730	1,730	424	—	1,042	1,466
Europa, except New Caledonia	—	—	1,674	2,163	—	—	2,165	2,165
Asia	903	—	18,707	19,610	812	—	11,988	12,749
Australia	—	233	2,061	2,294	—	224	2,127	2,351
New Caledonia	—	—	10,996	10,996	—	—	8,935	8,935
Mozambique	—	—	14,280	14,280	—	—	8,437	8,437
Oman	—	—	2,808	2,808	—	—	2,575	2,575
Rest of world	516	—	1	517	536		4,410	4,997
Total	10,978	18,114	207,507	236,599	8,397	16,096	191,308	215,801

b)                                     Results by segment and revenues by geographic area

	Consolidated
	December 31, 2014
	Bulk Materials
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	60,395	1,740	18,137	5,656	2,347	88,275
Cost and expenses	(35,239)	(3,410)	(12,208)	(5,002)	(2,584)	(58,443)
Impairment of non-current assets	(2,794)	(786)	3,667	(2,800)	—	(2,713)
Loss on measurement or sales of non-current assets	—	—	(441)	—	—	(441)
Depreciation, depletion and amortization	(4,550)	(289)	(4,226)	(980)	(63)	(10,108)
Operating income	17,812	(2,745)	4,929	(3,126)	(300)	16,570

Financial results, net	(14,611)	443	(425)	(125)	(35)	(14,753)
Results on sale or disposal of investments from associates and joint ventures	—	—	—	—	(68)	(68)
Equity results from associates and joint venture	1,413	76	(80)	—	(268)	1,141
Income taxes	(3,355)	243	(333)	1,059	(214)	(2,600)
Impairment on investments	—	—	—	—	(71)	(71)
Net income (loss) of the year	1,259	(1,983)	4,091	(2,192)	(956)	219
Income (loss) attributable to noncontrolling interests	150	(117)	(702)	14	(80)	(735)
Income (loss) attributable to the company’s stockholders	1,109	(1,866)	4,793	(2,206)	(876)	954

Sales classified by geographic area:
America, except United States and Brazil	1,529	7	3,230	89	45	4,900
United States of America	55	—	2,590	—	565	3,210
Europe	9,115	275	6,105	207	30	15,732
Middle East/Africa/Oceania	3,794	259	350	7	—	4,410
Japan	6,031	453	2,030	—	16	8,530
China	28,077	178	1,507	—	—	29,762
Asia, except Japan and China	5,170	550	1,934	130	1	7,785
Brazil	6,624	18	391	5,223	1,690	13,946
Net revenue	60,395	1,740	18,137	5,656	2,347	88,275

76

	Consolidated
	December 31, 2013
	Bulk Materials					Total of	Discontinued operations
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	continued operations	(General Cargo)	Total
Results
Net operating revenue	75,668	2,188	15,746	6,038	1,850	101,490	2,762	104,252
Cost and expenses	(30,329)	(3,228)	(12,256)	(6,190)	(2,296)	(54,299)	(2,511)	(56,810)
Impairment of assets	(427)	—	—	(4,963)	—	(5,390)	—	(5,390)
Loss on measurement or sale of non-currents assets	—	—	(508)	—	—	(508)	(484)	(992)
Depreciation, depletion and amortization	(3,787)	(373)	(3,792)	(928)	(73)	(8,953)	(339)	(9,292)
Operating income	41,125	(1,413)	(810)	(6,043)	(519)	32,340	(572)	31,768

Financial results, net	(18,917)	96	(177)	(195)	751	(18,442)	(6)	(18,448)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	65	33	98	—	98
Equity results from associates and joint venture	1,322	91	(53)	—	(361)	999	—	999
Income taxes	(16,025)	616	144	115	(99)	(15,249)	574	(14,675)
Net income (loss)	7,505	(610)	(896)	(6,058)	(195)	(254)	(4)	(258)
Income (loss) attributable to noncontrolling interests	(83)	(82)	(115)	30	(123)	(373)	—	(373)
Income (loss) attributable to the company’s stockholders	7,588	(528)	(781)	(6,088)	(72)	119	(4)	115

Sales classified by geographic area:
America, except United States and Brazil	1,575	1	2,247	132	21	3,976	—	3,976
United States of America	68	—	2,297	—	458	2,823	—	2,823
Europe	12,780	177	5,734	255	—	18,946	—	18,946
Middle East/Africa/Oceania	4,002	297	204	36	—	4,539	—	4,539
Japan	6,859	649	1,340	—	—	8,848	—	8,848
China	39,074	351	1,839	—	—	41,264	—	41,264
Asia, except Japan and China	5,074	673	1,914	137	1	7,799	—	7,799
Brazil	6,236	40	171	5,478	1,370	13,295	2,762	16,057
Net operating revenue	75,668	2,188	15,746	6,038	1,850	101,490	2,762	104,252

77

	Consolidated
	December 31, 2012
	Bulk Materials					Total of	Discontinue operations
	Ferrous Minerals	Coal	Base metals	Fertilizers	Others	continued operations	(General Cargo)	Total
Results
Net operating revenue	67,260	2,109	13,933	7,008	959	91,269	2,242	93,511
Cost and expenses	(32,464)	(3,013)	(12,718)	(5,760)	(2,009)	(55,964)	(2,078)	(58,042)
Impairments of non-current assets	—	(2,139)	(5,769)	—	(303)	(8,211)	—	(8,211)
Loss on measurement or sale of non-currents assets	(46)	(722)	—	(268)	—	(1,036)	—	(1,036)
Depreciation, depletion and amortization	(3,434)	(387)	(3,316)	(911)	(81)	(8,129)	(268)	(8,397)
Operating income	31,316	(4,152)	(7,870)	69	(1,434)	17,929	(104)	17,825

Financial results, net	(8,704)	122	413	(95)	25	(8,239)	(1)	(8,240)
Equity results from associates and joint venture	1,607	113	(10)	—	(469)	1,241	—	1,241
Income taxes	(1,502)	983	85	2,481	548	2,595	(28)	2,567
Impairment on investments	—	—	(2,026)	—	(1,976)	(4,002)	—	(4,002)
Net income (loss) of the year	22,717	(2,934)	(9,408)	2,455	(3,306)	9,524	(133)	9,391
Income (loss) attributable to noncontrolling interests	(112)	(20)	(399)	109	(79)	(501)	—	(501)
Income (loss) attributable to the company’s stockholders	22,829	(2,914)	(9,009)	2,346	(3,227)	10,025	(133)	9,892

Sales classified by geographic area:
America, except United States and Brazil	1,392	69	1,939	120	29	3,549	—	3,549
United States of America	202	—	2,209	101	81	2,593	—	2,593
Europe	11,126	411	4,316	285	43	16,181	—	16,181
Middle East/Africa/Oceania	2,871	175	180	14	—	3,240	—	3,240
Japan	7,569	611	1,416	—	13	9,609	—	9,609
China	33,091	237	1,759	—	—	35,087	—	35,087
Asia, except Japan and China	5,210	553	1,965	182	4	7,914	—	7,914
Brazil	5,799	53	149	6,306	789	13,096	2,242	15,338
Net revenue	67,260	2,109	13,933	7,008	959	91,269	2,242	93,511

78

	Consolidated
	Year ended as at December 31, 2014
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation (iv)	Depreciation, depletion and amortization	Loss on measurement or sale of non-current assets	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (iii)	Investments
Bulk materials
Ferrous minerals
Iron ore	45,341	(22,515)	(3,037)	(758)	(376)	18,655	(3,588)	—	(2,794)	12,273	93,747	16,597	1,450
Pellets	12,397	(6,397)	(42)	(2)	(88)	5,868	(648)	—	—	5,220	4,293	509	1,575
Ferroalloys and manganese	933	(618)	(27)	(1)	(54)	233	(75)	—	—	158	696	133	—
Others Ferrous products and services	1,724	(1,310)	7	(21)	—	400	(239)	—	—	161	810	93	—
	60,395	(30,840)	(3,099)	(782)	(518)	25,156	(4,550)	—	(2,794)	17,812	99,546	17,332	3,025

Coal	1,740	(2,514)	(764)	(43)	(89)	(1,670)	(289)	—	(786)	(2,745)	11,765	4,850	943

Base Metals
Nickel and other products (i)	14,703	(8,756)	249	(330)	(1,209)	4,657	(3,812)	(441)	3,667	4,071	78,664	1,828	56
Copper (ii)	3,434	(2,079)	(35)	(10)	(38)	1,272	(414)	—	—	858	9,733	1,333	515
	18,137	(10,835)	214	(340)	(1,247)	5,929	(4,226)	(441)	3,667	4,929	88,397	3,161	571
Fertilizers
Potash	363	(312)	(40)	(45)	(51)	(85)	(60)	—	—	(145)	414	—	—
Phosphates	4,259	(3,534)	(163)	(109)	(133)	320	(807)	—	(2,800)	(3,287)	14,632	92	—
Nitrogen	820	(560)	(23)	(16)	(16)	205	(113)	—	—	92	—	—	—
Others fertilizers products	214	—	—	—	—	214	—	—	—	214	—	—	—
	5,656	(4,406)	(226)	(170)	(200)	654	(980)	—	(2,800)	(3,126)	15,046	92	—

Others	2,347	(1,408)	(759)	(403)	(14)	(237)	(63)	—	—	(300)	10,867	911	6,439
Total	88,275	(50,003)	(4,634)	(1,738)	(2,068)	29,832	(10,108)	(441)	(2,713)	16,570	225,621	26,346	10,978

(i)    Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(ii)   Includes copper concentrate and does not include the cooper by-product of nickel.

(iii)  Includes only addictions realized with cash and cash equivalents.

(iv)  The Company adds R$1,302 of dividends received from joint ventures and associates to margin before depreciation, totaling R$31,134 for performance management.

79

	Consolidated
	Year ended as at December 31, 2013
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation (iv)	Depreciation, depletion and amortization	Loss on measurement or sale of non-current assets	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (iii)	Investments
Bulk materials
Ferrous minerals
Iron ore	60,653	(19,736)	(2,714)	(690)	(524)	36,989	(3,023)	—	—	33,966	84,578	15,325	1,522
Pellets	12,972	(4,994)	(249)	(24)	(280)	7,425	(399)	—	(427)	6,599	3,984	567	2,007
Ferroalloys and manganese	1,140	(677)	(69)	(1)	(31)	362	(64)	—	—	298	640	78	—
Others Ferrous products and services	903	(351)	11	—	—	563	(301)	—	—	262	1,260	63	—
	75,668	(25,758)	(3,021)	(715)	(835)	45,339	(3,787)	—	(427)	41,125	90,462	16,033	3,529

Coal	2,188	(2,485)	(536)	(102)	(105)	(1,040)	(373)	—	—	(1,413)	10,089	3,086	659

Base Metals
Nickel and other products (i)	12,566	(7,906)	(263)	(373)	(1,633)	2,391	(3,416)	—	—	(1,025)	69,666	4,848	52
Copper (ii)	3,180	(2,182)	(266)	(95)	(22)	615	(376)	(508)	—	(269)	8,697	1,318	535
Others base metals products	—	—	484	—	—	484	—	—	—	484	—	—	—
	15,746	(10,088)	(45)	(468)	(1,655)	3,490	(3,792)	(508)	—	(810)	78,363	6,166	587
Fertilizers
Potash	434	(274)	(80)	(38)	(868)	(826)	(94)	—	(4,963)	(5,883)	413	851	—
Phosphates	4,443	(3,621)	(309)	(67)	(56)	390	(676)	—	—	(286)	17,198	997	—
Nitrogen	990	(804)	(46)	(12)	(11)	117	(158)	—	—	(41)	—	—	—
Others fertilizers products	171	—	—	(4)	—	167	—	—	—	167	—	—	—
	6,038	(4,699)	(435)	(121)	(935)	(152)	(928)	—	(4,963)	(6,043)	17,611	1,848	—

Others	1,850	(1,450)	(508)	(338)	—	(446)	(73)	—	—	(519)	8,473	1,416	3,622
Total of continued operations	101,490	(44,480)	(4,545)	(1,744)	(3,530)	47,191	(8,953)	(508)	(5,390)	32,340	204,998	28,549	8,397
Discontinued operations (General Cargo)	2,762	(2,324)	(157)	(30)	—	251	(339)	(484)	—	(572)	2,406	1,643	—
Total	104,252	(46,804)	(4,702)	(1,774)	(3,530)	47,442	(9,292)	(992)	(5,390)	31,768	207,404	30,192	8,397

(i)    Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(ii)   Includes copper concentrate and does not include the cooper by-product of nickel.

(iii)  Includes only addictions realized with cash and cash equivalents.

(iv)  The Company adds R$1,836 of dividends received from joint ventures and associates to margin before depreciation of continued operations, totaling R$49,027 for performance management.

80

	Consolidated
	Year ended as at December 31, 2012
	Net revenues	Cost	Expenses	Research and Development	Pre operating and stopped operation	Margin before depreciation (iv)	Depreciation, depletion and amortization	Loss on measurement or sale of non-current assets	Impairment on assets	Operating income	Property, plant and equipment and intangible	Additions to property, plant and equipment and intangible (iii)	Investments
Bulk materials
Ferrous minerals
Iron ore	52,491	(19,296)	(4,685)	(1,219)	(388)	26,903	(2,686)	—	—	24,217	76,606	16,027	1,385
Pellets	12,778	(5,232)	—	—	(246)	7,300	(438)	—	—	6,862	4,125	777	2,262
Ferroalloys and manganese	1,055	(675)	—	—	—	380	(83)	(46)	—	251	618	359	—
Others Ferrous products and services	936	(614)	(109)	—	—	213	(227)	—	—	(14)	1,231	191	—
	67,260	(25,817)	(4,794)	(1,219)	(634)	34,796	(3,434)	(46)	—	31,316	82,580	17,354	3,647

Coal	2,109	(2,033)	(696)	(229)	(55)	(904)	(387)	(722)	(2,139)	(4,152)	7,389	2,194	575

Base Metals
Nickel and other products (i)	11,656	(7,485)	(849)	(587)	(1,562)	1,173	(3,052)	—	(5,769)	(7,648)	62,273	5,662	63
Copper (ii)	2,277	(1,680)	(164)	(187)	(204)	42	(264)	—	—	(222)	9,270	1,661	516
	13,933	(9,165)	(1,013)	(774)	(1,766)	1,215	(3,316)	—	(5,769)	(7,870)	71,543	7,323	579
Fertilizers
Potash	569	(311)	(22)	(145)	—	91	(45)	—	—	46	4,514	2,703	—
Phosphates	4,926	(3,517)	(293)	(72)	(184)	860	(654)	—	—	206	16,776	594	—
Nitrogen	1,366	(1,123)	(93)	—	—	150	(212)	(268)	—	(330)	—	81	—
Others fertilizers products	147	—	—	—	—	147	—	—	—	147	676	24	—
	7,008	(4,951)	(408)	(217)	(184)	1,248	(911)	(268)	—	69	21,966	3,402	—

Others	959	(721)	(840)	(448)	—	(1,050)	(81)	—	(303)	(1,434)	3,956	797	8,243
Total of continued operations	91,269	(42,687)	(7,751)	(2,887)	(2,639)	35,305	(8,129)	(1,036)	(8,211)	17,929	187,434	31,070	13,044
Discontinued operations (General Cargo)	2,242	(1,830)	(223)	(25)	—	164	(268)	—	—	(104)	4,843	923	—
Total	93,511	(44,517)	(7,974)	(2,912)	(2,639)	35,469	(8,397)	(1,036)	(8,211)	17,825	192,277	31,993	13,044

(i)    Includes nickel co-products and by-products (copper, precious metal, cobalt and others).

(ii)   Includes copper concentrate and does not include the cooper by-product of nickel.

(iii)  Includes only addictions realized with cash and cash equivalents.

(iv)  The Company adds R$932 of dividends received from joint ventures and associates to margin before depreciation of continued operations, totaling R$36,237 for performance management.

81

27.                               Cost of goods sold and services rendered, and selling and administrative expenses and other operational expenses (income), net, by nature

a)             Costs of goods sold and services rendered

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Personnel	7,273	7,060	6,679	3,228	3,145
Material and Service	12,775	13,236	13,366	5,951	5,832
Fuel oil and gas	3,842	3,889	3,806	2,481	2,369
Maintenance	5,652	4,098	3,977	4,579	2,762
Energy	1,416	1,430	1,684	674	762
Acquisition of products	3,800	3,056	2,718	1,071	882
Depreciation and depletion	9,086	8,031	7,154	3,291	2,487
Freight	8,514	6,979	5,660	—	—
Others	6,729	4,732	4,788	4,818	4,278
Total	59,087	52,511	49,832	26,093	22,517

b)                                     Selling and administrative expenses

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Personnel	1,030	1,062	1,531	597	692
Services (consulting, infrastructure and others)	465	722	940	292	535
Advertising and publicity	97	97	201	85	65
Depreciation and amortization	522	413	458	330	285
Travel expenses	56	40	123	31	19
Taxes and rents	66	54	52	18	20
Sales	192	179	535	(15)	4
Others	175	237	409	103	58
Total	2,603	2,804	4,249	1,441	1,678

c)              Others operational expenses (incomes), net

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Provision for litigation	417	(225)	1,492	506	(299)
Provision for loss with VAT credits (ICMS)	274	267	471	534	252
VAT - settlement program	—	389	—	—	389
Provision for profit sharing	299	471	830	227	396
Vale do Rio Doce Foundation (“FVRD”)	33	57	73	34	57
Provision for disposal of materials/inventories	476	348	253	37	111
Results on sale or disposal of property, plant and equipment and intangible	216	213	84	197	322
Tax incentives not used	64	116	—	59	56
Gold stream transaction	—	(492)	—	—	—
Other	781	1,013	778	402	(272)
Total	2,560	2,157	3,981	1,996	1,012

82

28.                               Financial result

The financial results, by nature, are as follows:

	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Financial expenses
Interest	(2,693)	(2,879)	(2,435)	(2,711)	(2,967)
Labor, tax and civil lawsuits	(218)	(242)	(150)	(206)	(160)
Derivatives	(4,885)	(3,031)	(1,272)	(2,496)	(2,280)
Indexation and exchange rate variation (a)	(11,716)	(10,056)	(4,840)	(9,711)	(9,556)
Participative stockholders’ debentures	(665)	(800)	(907)	(665)	(800)
Expenses of REFIS	(1,603)	(6,039)	—	(1,570)	(5,912)
Others	(1,640)	(1,190)	(1,240)	(1,136)	(504)
	(23,420)	(24,237)	(10,844)	(18,495)	(22,179)
Financial income
Short-term investments	449	224	244	322	170
Derivatives	1,461	810	992	1,246	294
Indexation and exchange rate variation (b)	6,271	3,572	859	5,599	3,238
Others	486	1,189	510	212	279
	8,667	5,795	2,605	7,379	3,981
Financial results, net	(14,753)	(18,442)	(8,239)	(11,116)	(18,198)

Summary of indexation and exchange rate variation
Cash and cash equivalents	—	—	58	—	—
Loans and financing	(8,131)	(7,314)	(3,291)	(2,517)	(2,707)
Related parties	1	23	23	(2,743)	(3,516)
Others	2,685	807	(771)	1,148	(95)
Net (a) + (b)	(5,445)	(6,484)	(3,981)	(4,112)	(6,318)

29.                               Gold stream transaction

In February 2013, the Company entered into a gold stream transaction with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

In March 2013, the Company up-front cash proceeds of US$1.9 billion (R$3.8 billion), plus ten million warrants of SLW with exercise price of US$65 exercisable in the next ten years, which fair value was determined to be US$100 (R$199). The amount of US$1,330 (R$2.64 billion) was received for the Salobo transaction and US$570 (R$1,133) plus the ten million warrants of SLW were received for the Sudbury transaction.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of:  (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2016 and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights for US$337 and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights, of US$244 (R$492) was recognized in the Statement of Income under Other operating expenses, net, while the portion related to the provision of future services for gold extraction, was estimated at US$1,393 (R$2,812) and is recorded as deferred revenue (liability) and will be recognized in the statement of income as the service is rendered and the gold extracted. During 2014 and 2013, the Company recognized R$151 and R$71, respectively, in Statement of Income related to rendered services.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total reserve of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between the core products (copper and nickel) and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Vale’s best estimative.

Changes in the assumptions above could significantly change the initial gain recognition.

83

30.                               Commitments

a)                                     Base Metals operations

i.                                                                 Nickel Operations — New Caledonia

In regards to the construction and installation of the nickel plant in New Caledonia, the Company has provided guarantees in respect of the financing arrangements. Pursuant to the Girardin Act tax, an advantaged lease financing arrangement sponsored by the French government, the Company provided guarantees to BNP Paribas as agent for the benefit of the tax investors regarding certain payments due from Vale Nouvelle-Calédonie S.A.S. (“VNC”), associated with Girardin Act lease financing.  Consistent with the commitments, the assets were substantially complete as at December 31, 2012. The Company also committed that assets associated the Girardin Act lease financing would operate for a five year period from then on and meet specified production criteria which remain consistent with our current plans. The Company believes the likelihood of the guarantee being called upon is remote.

In October 2012, the Company entered into an agreement with Sumic, a shareholder in VNC, to amend the shareholders agreement to reflect Sumic’s agreement to the dilution of their interest in VNC from 21% to 14.5%. Sumic originally held a put option to sell to Vale the shares they own in VNC if the defined cost of the initial nickel project exceeded US$4.6 billion and an agreement could not be reached on how to proceed with the project. On May 27, 2010, the threshold was reached and the put option discussion and decision period was extended. As a result of the October 2012 agreement, the trigger on the put option changed from a cost threshold to a production threshold which was to have been met by December 2014. VNC did not achieve the production test by December 2014. In February 2015, the Company concluded a further amendment to the shareholder’s agreement with Sumic which modified the production test and extended it to December 2015. If VNC achieves the production test by December 2015, the put option automatically terminates and Sumic remains a shareholder in VNC. If VNC fails to achieve the production test by December 2015 then the put option is automatically triggered and Sumic sells their equity interest to Vale.

ii.                                                             Nickel Operations — Indonesia

In October 2014, Vale subsidiary PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, renegotiated its license to operate (known as the Contract of Work (“CoW”)) with the Government of Indonesia. The renegotiation included the following main points: (i) Royalty - the royalty rate will be 2% of sales of nickel matte and will increase to 3% based on a defined nickel price threshold; (ii) Divestment - the Company agrees to further divest 15% of its interest within five years with its partner Sumitomo Mining Metal Co., Ltd. also divesting 5% of their interest; (iii) Continuity of Business Operations - as long as the Company complies with its obligations under the COW it can apply to continue the right to operate up to the year 2045; and (iv) Size of CoW Area - PTVI will reduce its the size of its CoW area by 72 kha which will not impact the implementation of its growth strategy; (v) Domestic Processing — PTVI is in compliance with its obligation to conduct domestic processing and refining; and (vi) Priority Use of Domestic Manpower, Goods and Services — PTVI is in compliance with its obligation to prioritize use of domestic manpower, goods and services. The renegotiated agreement had a net impact on the results, as loss on measurement or sales of non-current assets, of R$441 (US$167) due to the reduction in the size of the COW area.

iii.                                                         Nickel Operations — Canada

The Development Agreement, as amended, between Vale Canada, Vale Newfoundland & Labrador Limited (“VNLL”) and the Province of Newfoundland and Labrador (the “Province”) governs VNLL’s rights and obligations with respect to the development and operation of the Voisey’s Bay mine along with certain other obligations with respect to processing in the Province and the export of nickel and copper concentrate.

On December 19, 2014, the Sixth Amendment to the Development Agreement was executed (the “Sixth Amendment”).  The Sixth Amendment, amongst other things, (i) increases the amount of nickel-in-concentrate that VNLL can export from the Province by an additional 94,000 tonnes over and above the exiting limit of 539,000 tonnes, (ii) extends the time by which VNLL can export nickel-in-concentrate to December 31, 2020, and (iii) permits VNLL to export a mid-grade nickel in concentrate product (“middlings”), at VNLL’s option, to meet its’ ramp-up schedule for the Long Harbour Processing Plant (the “LHPP”). In return, VNLL has agreed, amongst other things, to (i) return to the Province an equivalent amount of nickel units for processing that it has exported, (ii) replace the middlings with an equivalent amount of nickel units within twelve months of the middlings having been exported, (iii) make certain payments to the Government in relation to the additional nickel-in-concentrate that VNLL exports, (iv) proceed diligently with constructing the LHPP, and (v) make a community investment in the Province.

84

In addition to the commitments contained in the Sixth Amendment, other key commitments in the Development Agreement, as amended, remain binding.  As such, under the Development Agreement, as amended, VNLL has a potential obligation secured by letters of credit and other security, which may become due and payable in the event that certain commitments in relation to the construction of the underground mine are delayed or not met.

In the course of the operations the Company has provided other letters of credit and guarantees in the amount of R$2.6 billion (US$1 billion) that are associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)                                     VBG — Guinea

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery, a pre-trial evidentiary procedure in which the parties are required to disclose information and produce documents to each other and can depose potential witnesses or take other steps to obtain relevant information, has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without factual or legal merit.

c)                                      Participative stockholders’ debentures

At the time of its privatization in 1997, Vale issued debentures to then-existing stockholders, including the Brazilian Government. The debentures’ terms were set to ensure that pre-privatization stockholders would participate in potential future benefits that might be obtained from exploiting mineral resources.

A total of 388,559,056 debentures were issued with a par value of R$0.01 (one cent of Brazilian Real), whose value will be inflation-indexed the General Market Price Index (“IGP-M”), as set out in the Issue Deed. On December 31, 2014 and December 31, 2013 the value of the debentures at fair value totaled R$4,584 and R$4,159, respectively. The Company made available for withdrawal in March and October of 2014 the amount of R$124 and R$161 as annual compensation.

d)                                     Operating lease - pelletizing operations

Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together “pelletizing companies”), in which Vale leases their pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

The table below shows the minimum future annual payments and required non-cancelable operating lease for the pelletizing companies as at December 31:

2015	169
2016	136
2017	111
2018	101
Total minimum payments required	517

The total amount of operational leasing expenses related to pelletizing operations for the nine-month period ended on December 31, 2014, 2013 and 2012 were US$822, US$358 and US$402, respectively.

85

e)                                      Concession agreements

i.                                         Rail companies

The Company entered into not onerous concession agreements with the Brazilian Federal Government through the Ministry of Transport, for the exploration and development of the public rail transportation of cargo. The accounting records of grants presented in note 13.

Railroad	End of the concession period
Vitória a Minas e Carajás	June 2027

The grant can be terminated with the completion of one of the following events: the termination of the contract term, expropriation, forfeiture, cancellation, annulment or dissolution and bankruptcy of the concessionaire.

ii.                                     Port

The Company has the following specialized port terminals:

Terminals	Location	End of the concession period
Port of Tubarão and bulk liquids	Vitória - ES	2020
Port of Vila Velha	Vila Velha - ES	2023
Ponta da Madeira Terminal - Píer I e III	S. Luiz - MA	2018
Ponta da Madeira Terminal - Píer II	S. Luiz - MA	(i) 2028
Port of Ore Exportation- Itaguaí Terminal	Itaguaí - RJ	2021
Guaíba Island Terminal - TIG - Mangaratiba	Mangaratiba - RJ	2018

(i) Concession contract ended in 2010 was extended for 36 months and renewed in March 2013 for another 15 years.

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the year.

f)                                       Guarantee issued to affiliates

The Company provided corporate guarantees, within the limits of its interest, a credit line acquired by its associate Norte Energia S.A. from BNDES, Caixa Econômica Federal and Banco BTG Pactual. On December 31, 2014 the amount guaranteed by Vale was R$1,385. After the conclusion of the transaction of the energy generations assets (note 6), the guarantee will be shared with CEMIG GT.

On December 31, 2014, the total amount guaranteed by the Company to Companhia Siderúrgica do Pecém S.A. (“CSP”) bridge loan equals to R$1,195, within its participation threshold on CSP.

86

31.                               Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (subsidiaries, associates, joint ventures and Stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Assets
	Consolidated				Parent Company
	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties	Accounts receivable	Related parties
Baovale Mineração S.A.	10	24	10	—	10	24	10	—
Biopalma da Amazônia	—	—	—	—	—	992	—	834
Mineração Brasileiras reunidas S.A.	—	—	—	—	—	352	—	204
Mineração Corumbaense Reunidas S.A.	—	—	—	—	37	226	32	132
Mitsui & Co., Ltd.	25	—	110	—	—	—	—	—
MRS Logística S.A.	9	64	15	15	9	28	15	13
Ferrovia Norte Sul	24	—	—	—		—		—
Samarco Mineração S.A.	63	822	67	380	63	822	67	380
Teal Minerals Incorporated	—	573	—	409	—	—	—	—
Vale International S.A.	—	—	—	—	30,019	276	13,477	272
Vale Canada Limited	108	—	—	—	—	—	—	—
VLI Multimodal S.A.	67	—	—	—	67	—	—	—
VLI S.A.	25	—	—	—	25	—	—	—
VLI Operações Portuárias S.A.	69	—	—	—	69	—	—	—
Others	170	147	71	60	267	409	540	713
Total	570	1,630	273	864	30,566	3,129	14,141	2,548

Current	570	1,537	273	611	30,566	2,227	14,141	1,684
Non-current	—	93	—	253	—	902	—	864
Total	570	1,630	273	864	30,566	3,129	14,141	2,548

	Liabilities
	Consolidated				Parent Company
	December 31, 2014		December 31, 2013		December 31, 2014		December 31, 2013
	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	10	—	35	—	10	—	35	—
Companhia Coreano-Brasileira de Pelotização	3	227	7	138	3	—	7	138
Companhia Hispano-Brasileira de Pelotização	85	—	34	—	85	—	34	—
Companhia Ítalo-Brasileira de Pelotização	2	125	7	39	2	—	7	39
Companhia Nipo-Brasileira de Pelotização	5	389	—	299	5	—	—	299
Companhia Portuária Baía de Sepetiba	—	—	—	—	148	—	178	—
Ferrovia Centro-Atlântica S.A.	—	261	—	—	—	261	—	—
Mineração Brasileiras reunidas S.A.	—	—	—	—	—	—	248	—
Mitsui & Co., Ltd.	25	—	—	—	28	—	—	—
MRS Logística S.A.	67	—	51	—	67	—	51	—
Vale International S.A.	—	—	—	—	314	48,532	—	37,728
Others	89	99	22	14	93	434	205	262
Total	286	1,101	156	490	755	49,227	765	38,466

Current	286	813	156	479	755	5,622	765	6,453
Non-current	—	288	—	11	—	43,605	—	32,013
Total	286	1,101	156	490	755	49,227	765	38,466

	Income
	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Companhia Hispano-Brasileira de Pelotização	—	—	472	—	—
Mitsui & Co., Ltd.	260	261	199	—	—
Samarco Mineração S.A.	491	936	725	491	936
Ferrovia Centro Atlântica S.A	140	—	—	140	—
California Steel Industries, Inc.	420	458	—	—	—
Vale International S.A.	—	—	—	48,050	56,797
VLI Multimodal S.A.	474	—	—	474	—
VLI S.A.	351	—	—	351	—
Others	246	181	108	232	1,326
Total	2,382	1,836	1,504	49,738	59,059

87

	Cost/Expenses
	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Baovale Mineração S.A.	47	49	42	47	49
Companhia Coreano-Brasileira de Pelotização	230	134	193	230	134
Companhia Hispano-Brasileira de Pelotização	108	53	504	108	53
Companhia Ítalo-Brasileira de Pelotização	115	58	63	115	58
Companhia Nipo-Brasileira de Pelotização	369	112	157	369	112
Companhia Siderúrgica do Atlântico	495	489	—	—	—
Companhia Portuária Baía de Sepetiba	—	—	—	625	455
Ferrovia Centro Atlântica S.A.	—	—	—	144	123
Minerações Brasileiras Reunidas S.A.	—	—	—	724	719
Mitsui & Co., Ltd.	93	8	54	—	8
MRS Logistica S.A.	1,407	1,324	1,368	1,407	1,306
Vale Energia S.A.	—	—	—	137	151
Others	209	48	89	52	45
Total	3,073	2,275	2,470	3,958	3,213

	Financial (expenses) income
	Year ended as at December 31,
	Consolidated			Parent Company
	2014	2013	2012	2014	2013
Biopalma da Amazônia S.A.	—	—	—	158	142
Companhia Hispano-Brasileira de Pelotização	—	—	27	—	—
Socie dade Contractual Minera Tres Valles	—	—	—	—	44
Vale Austrália Pty Ltd.	—	21	—	—	—
Vale International S.A.	—	—	—	(4,288)	(4,802)
VLI S.A.	18	—	—	—	—
Others	46	28	(15)	136	(7)
Total	64	49	12	(3,994)	(4,623)

	Balance Sheet			Statement of income
	Year ended as at December 31,
	2014	2013	2014	2013	2012
Cash and cash equivalents
Brasdesco	89	58	8	7	1
	89	58	8	7	1

Loans and financing payable
BNDES	11,981	10,065	475	388	86
BNDESPar	1,564	1,681	95	100	29
	13,545	11,746	570	488	115

Remuneration of key management personnel:

	Year ended as at December 31,
	2014	2013	2012
Short-term benefits:	70	56	68
Wages or pro-labor	25	23	21
Direct and indirect benefits	17	14	21
Bonus	28	19	26

Long-term benefits:	2	2	21
Based on stock	2	2	21

Termination of position	—	1	16
	72	59	105

88

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Gilmar Dalilo Cezar Wanderley
Dan Antonio Marinho Conrado	Luiz Maurício Leuzinger
Chairman	Ricardo Simonsen
Tatiana Boavista Barros Heil
Mário da Silveira Teixeira Júnior
Vice-President	Fiscal Council

Hiroyuki Kato	Marcelo Amaral Moraes
João Batista Cavaglieri	Chairman
José Mauro Mettrau Carneiro da Cunha
Luciano Galvão Coutinho	Aníbal Moreira dos Santos
Marcel Juviniano Barros	Arnaldo José Vollet
Oscar Augusto de Camargo Filho	Dyogo Henrique de Oliveira
Paulo Rogério Caffarelli
Robson Rocha	Alternate
Sérgio Alexandre Figueiredo Clemente	Oswaldo Mário Pêgo de Amorim Azevedo
Paulo Fontoura Valle
Alternate	Valeriano Durval Guimarães Gomes

Laura Bedeschi Rego de Mattos
Eduardo de Oliveira Rodrigues Filho	Executive Officers
Eduardo Fernando Jardim Pinto
Francisco Ferreira Alexandre	Murilo Pinto de Oliveira Ferreira
Hayton Jurema da Rocha	Chief Executive Officer
Isao Funaki
Luiz Carlos de Freitas	Vânia Lucia Chaves Somavilla
Luiz Maurício Leuzinger	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)
Marco Geovanne Tobias da Silva
Sandro Kohler Marcondes	Luciano Siani Pires
Chief Financial Officer and Investors Relations
Advisory Committees of the Board of Directors
Roger Allan Downey
Controlling Committee	Executive Officer (Fertilizers and Coal)
Eduardo Cesar Pasa
Luiz Carlos de Freitas	Gerd Peter Poppinga
Paulo Roberto Ferreira de Medeiros	Executive Officer (Ferrous)

Executive Development Committee	Galib Abrahão Chaim
Laura Bedeschi Rego de Mattos	Executive Officer (Capital Projects Implementation)
Luiz Maurício Leuzinger
Marcel Juviniano Barros	Humberto Ramos de Freitas
Oscar Augusto de Camargo Filho	Executive Officer (Logistics and Mineral Research)

Strategic Committee	Vacant
Murilo Pinto de Oliveira Ferreira	Executive Officer (Base Metals)
Dan Antonio Marinho Conrado
Luciano Galvão Coutinho	Marcelo Botelho Rodrigues
Mário da Silveira Teixeira Júnior	Global Controller Director
Oscar Augusto de Camargo Filho
Marcus Vinicius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Luciano Siani Pires	CRC-RJ - 093982/O-3
Eduardo de Oliveira Rodrigues Filho
Gilmar Dalilo Cezar Wanderley	Murilo Muller
Luiz Maurício Leuzinger	Chief Accountant
CRC-PR - 046788/O-5 “S” RJ

89

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: March 17, 2015	By:	/s/ Rogerio Nogueira
Director of Investor Relations